P.E. 2-1-07

07043916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2007
Commission File Number: 001-13928

Royal Bank of Canada
(Exact name of registrant as specified in its charter)

200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5
Attention: Vice-President
& Corporate Secretary

1 Place Ville Marie
Montreal, Quebec
Canada H3C 3A9

Attention: Vice-President
& Corporate Secretary

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____ Form 40-F __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____

PAGE 1 OF 173 PAGES
EXHIBIT INDEX ON PAGE 3

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

Date: February 9, 2007

By: Carol J. McNamara
Name: Carol J. McNamara
Title: Vice-President & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Annual Report of Royal Bank of Canada for the fiscal year ended October 31, 2006

Where we are

RBC corporate profile

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name of RBC and may be referred to in this text as RBC. We are Canada's largest bank as measured by assets and market capitalization and one of North America's leading diversified financial services companies. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. Our Global Technology and Operations and Global Functions teams enable business growth with expert professional advice and state-of-the-art processes and technology. We employ approximately 70,000 full- and part-time employees who serve more than 14 million personal, business, public sector and institutional clients through offices in North America and 34 countries around the world.

In Canada, we have strong market positions in all of our businesses. In personal and business banking, we rank first or second in most retail products. In wealth management, we have the leading (1) full-service brokerage operation, the top mutual fund provider among Canadian banks and the second-largest (1) self-directed broker. We are the largest Canadian bank-owned insurer, one of the top 10 Canadian life insurance producers, and a leader in creditor products, travel insurance and individual disability insurance. In corporate and investment banking, we continue to be the top-ranked securities underwriter and the leading mergers and acquisitions (M&A) advisor. Our domestic delivery network is one of the most extensive of all Canadian financial services companies.

In the United States, we provide personal and commercial banking, insurance, full-service brokerage and corporate and investment banking services to approximately two million clients.

Outside North America, we have a banking network in the Caribbean and a significant presence in select markets. We offer investment banking, trading, correspondent banking and reinsurance to corporate, institutional, public sector and business clients. We also offer private banking and wealth management services for high net worth individuals and corporate and institutional clients.

(1) Based on assets under administration.

This annual report contains forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the *United States Private Securities Litigation Reform Act of 1995* and any applicable Canadian securities legislation. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. Additional information about these factors can be found under "Caution regarding forward-looking statements" on page 25.

Vision	Values	Strategic goals
• Always earning the right to be our clients' first choice	• Excellent service to clients and each other • Working together to succeed • Personal responsibility for high performance • Diversity for growth and innovation • Trust through integrity in everything we do	• To be the undisputed leader in financial services in Canada • To build on our strengths in banking, wealth management and capital markets in the United States • To be a premier provider of selected global financial services

Financial highlights

(C$ millions, except per share and percentage amounts)	2006	2005	2004	2006 vs. 2005 Increase (decrease)	
Operating performance					
Total revenue	$ 20,637	$ 19,184	$ 17,802	$ 1,453	8%
Provision for credit losses	429	455	346	(26)	(6)%
Non-interest expense	11,495	11,357	10,833	138	1%
Net income	4,728	3,387	2,803	1,341	40%
Return on common equity (ROE)	23.5%	18.0%	15.6%	550 bps	n.m.
Diluted earnings per share	$ 3.59	$ 2.57	$ 2.11	$ 1.02	40%
Capital					
Tier 1 capital ratio	9.6%	9.6%	8.9%	– bps	n.m.
Total capital ratio	11.9%	13.1%	12.4%	(120)bps	n.m.
Risk-adjusted assets	$ 223,709	$ 197,004	$ 183,409	$ 26,705	14%
Key drivers					
Total loans (before allowance for loan losses)	$ 209,939	$ 191,914	$ 172,560	$ 18,025	9%
Total deposits	343,523	306,860	270,959	36,663	12%
Total assets	536,780	469,521	426,222	67,259	14%
Assets under management	143,100	118,800	102,900	24,300	21%
Assets under administration (1)	525,800	417,100	391,000	108,700	26%
Common share information					
Share price					
High	$ 51.49	$ 43.34	$ 32.95	$ 8.15	19%
Low	41.29	30.45	29.02	10.84	36%
Close	49.80	41.67	31.70	8.13	20%
Dividends declared per share	1.44	1.18	1.01	.26	22%
Book value per share	16.52	14.89	13.57	1.63	11%
Market capitalization ($ millions)	63,788	53,894	40,877	9,894	18%

(1) Excluding Institutional & Investor Services (IIS) assets that were contributed to the joint venture RBC Dexia Investor Services on January 2, 2006.
n.m. not meaningful

RBC Canadian Personal and Business

(C$ millions, except percentage amounts)	2006	2005	2004	2006 vs. 2005 Increase (decrease)	
Total revenue	$ 13,381	$ 12,499	$ 11,213	$ 882	7%
Net income	2,794	2,304	2,043	490	21%
Return on equity (ROE)	31.5%	27.1%	24.7%	440 bps	n.m.
Average loans and acceptances	180,500	161,500	145,300	19,000	12%
Average deposits	145,700	138,800	133,700	6,900	5%
Assets under administration	213,200	180,300	157,300	32,900	18%
Assets under management	89,700	72,100	58,700	17,600	24%

The businesses in RBC Canadian Personal and Business continued to strengthen our leadership position in most major product categories by expanding our distribution network, enhancing our products and services, better meeting our client needs and deepening our client relationships.

RBC U.S. and International Personal and Business

(C$ millions, except percentage amounts)	2006	2005	2004	2006 vs. 2005 Increase (decrease)	
Total revenue	$ 2,872	$ 2,728	$ 2,702	$ 144	5%
Net income	444	387	214	57	15%
Return on equity (ROE)	13.6%	11.8%	5.4%	180 bps	n.m.

(US$ millions, except percentage amounts)	2006	2005	2004	2006 vs. 2005 Increase (decrease)	
Total revenue	$ 2,537	$ 2,248	$ 2,057	$ 289	13%
Net income	393	320	162	73	23%
Average loans and acceptances	18,300	16,900	14,400	1,400	8%
Average deposits	29,700	27,400	25,200	2,300	8%
Assets under administration	274,200	198,400	191,800	75,800	38%
Assets under management	47,500	39,500	36,300	8,000	20%

The wealth management and banking businesses in RBC U.S. and International Personal and Business continued to build scale and capabilities through a combination of organic growth initiatives and acquisitions. In 2006, we expanded our distribution network and products and services, and focused our expansion in fast-growing markets and regions.

RBC Capital Markets

(C$ millions, except percentage amounts)	2006	2005	2004	2006 vs. 2005 Increase (decrease)	
Total revenue (teb) (1)	$ 4,693	$ 4,062	$ 3,933	$ 631	16%
Net income	1,407	760	827	647	85%
Return on equity (ROE)	29.3%	18.1%	19.5%	1,120 bps	n.m.
Average loans and acceptances	23,500	17,600	18,600	5,900	34%
Average deposits	118,800	98,900	88,400	19,900	20%

By successfully executing growth plans, the businesses in RBC Capital Markets maintained our position as the undisputed leader in the Canadian market, and expanded our activities in the U.S. mid market and our global infrastructure finance platform.

(1) Taxable equivalent basis (teb).

where our vision leads us

Royal Bank of Canada
2006 Annual Report


RBC

Total shareholder returns (TSR) (1)
(on a $100 investment on November 1, 2001)


C$
US$
$120
$144
$175
$148
$193
$201
$269
$247
$350
2002
2003
2004
2005
2006

Market capitalization
(millions)


$36,197
$41,644
$40,877
$53,894
$63,788
2002
2003
2004
2005
2006

Shareholder performance

TSR (1)	2006 vs. 2005	5-year CAGR (2)
C$	23%	20%
US$	30%	28%

Market capitalization
- Largest Canadian bank
- Largest Canadian company
- 7th largest North American bank

Diluted earnings per share


$1.96
$2.20
$2.10
$2.57
$3.59
2002
2003
2004
2005
2006

Return on common equity


15.8%
16.7%
15.6%
18.0%
23.5%
2002
2003
2004
2005
2006

Financial performance

	2006 vs. 2005	5-year CAGR (2)
Diluted EPS	40%	15%

Net income
(millions)


$2,702
$2,968
$2,803
$3,387
$4,728
2002
2003
2004
2005
2006

Total revenue
(millions)


$17,092
$16,988
$17,802
$19,184
$20,637
2002
2003
2004
2005
2006

Financial performance

	2006 vs. 2005	5-year CAGR (2)
Net income	40%	15%
Total revenue	8%	5%

Total loans
(millions)


$167,773
$162,449
$172,560
$191,914
$209,939
2002
2003
2004
2005
2006

Total deposits
(millions)


$243,476
$259,145
$270,959
$306,860
$343,523
2002
2003
2004
2005
2006

Key business drivers

	2006 vs. 2005	5-year CAGR (2)
Total loans	9%	5%
Total deposits	12%	8%

Note: All data in Canadian dollars unless otherwise stated.

(1) TSR – Total shareholder return is price appreciation plus dividends reinvested, annualized.

(2) Five-year compound annual growth rate (CAGR).

Where our vision leads us

Chief Executive Officer's message



Royal Bank of Canada Group Executive (L to R): Elisabetta Bigsby, Group Head, Human Resources and Transformation; Martin J. Lippert, Group Head, Global Technology and Operations; Barbara G. Stymiest, Chief Operating Officer; Gordon M. Nixon, President and Chief Executive Officer; W. James Westlake, Group Head, RBC Canadian Personal and Business; Peter Armenio, Group Head, RBC U.S. and International Personal and Business; Charles M. Winograd, Group Head, RBC Capital Markets.

Since 2004, "Always earning the right to be our clients' first choice" has been our vision and guiding philosophy. We strongly believe we can continually do more for our clients, which drives us to keep improving the way we work with them and each other. Our vision has led us to find the best solutions for our clients.

Our ongoing success has enabled us to keep delivering superior returns to our shareholders while funding new opportunities in our businesses. In 2006, we delivered record financial results and reached the significant milestone of earning more than $1 billion each quarter. These results reflect the strong growth of all our businesses, our successful execution of growth initiatives, and favourable conditions in our domestic and international markets. During the year, we continued to return capital to our shareholders through dividend increases and share buybacks, delivering a total shareholder return of 23 per cent (30 per cent in U.S. dollars), for the year ended October 31. We paid a stock dividend, which had the same effect as a two-for-one split of our common shares, and made our shares accessible to more investors.

Our strategic goals drive our success

When we first articulated our Client First approach, all of us at RBC made a commitment to exceed client expectations at every opportunity and through every service channel. We believe more clients will give us more of their business if we can consistently deliver on this promise. To do this, we focus on three strategic goals:

1. To be the undisputed leader in financial services in Canada.
2. To build on our strengths in banking, wealth management and capital markets in the United States.
3. To be a premier provider of selected global financial services.

We have made progress on each of these goals through a variety of initiatives, each with the common objective of serving our clients to the best of our abilities.

In Canada, we extended our leadership in most major product categories serving retail and wholesale clients. We are the top provider of major consumer lending products as a result of our strong market shares in personal loans, credit cards and residential mortgages. Strong product offerings combined with the scale, diversity and reach of our distribution network allowed RBC to become the fastest growing mutual fund company in the country. Our capital markets leadership in Canada has been recognized by many national and international sources.

The size and diversity of our Canadian operations have also benefited our enterprise as a whole, contributing to a foundation for sustainable growth. The strength of our balance sheet supports solid credit ratings, and we were named the safest Canadian bank and fourth safest bank in North America (*Global Finance* magazine). Centralized operations and technology continue to enable economies of scale and foster the innovation required to strengthen and leverage our leadership position globally. And our brand was again recognized as the most valuable in Canada, an asset that we continually look to build upon globally.

In reviewing progress towards our second goal, I am pleased with the growth across all our businesses in the U.S.

This year, our U.S. banking operations delivered improved results, based on a clear strategy of serving businesses, business owners and professionals while investing in infrastructure that will support future growth. This year, we announced an agreement to complete two acquisitions that are excellent strategic, economic and cultural fits with our operations in the Southeast U.S. The acquisition of Flag Financial Corporation, which operates the largest community bank headquartered in Atlanta, will increase our client reach in a key growth market. Also, our November 2006 announcement to acquire 39 branches in Alabama owned by AmSouth Bancorporation will immediately make us the seventh largest financial institution in that state, as measured by deposits. Both acquisitions, expected to close in early 2007, complement our *de novo* branch openings in high-growth areas.

Close linkages across our businesses allow us to use our capital markets capabilities to better serve U.S. retail investors by providing them access to global debt origination and structured product capabilities. We continued this year to build scale and capability to serve these clients, opening 10 new wealth management offices in high-growth cities and recruiting productive and successful financial consultants from our competition. And, as a result of our acquisition of Delaware-based American Guaranty & Trust Company, we are able to more effectively provide U.S. trust solutions to high net worth clients.

Our U.S. investment banking and fixed income capabilities are expanding due to a combination of organic growth and acquisitions that have brought us closer to our goal of being a top-tier provider to U.S. middle-market companies. We were ranked among the top investment banks targeting the U.S. middle market, and through the first three calendar quarters of 2006, we ranked first for number of issues as senior manager in the municipal finance market (*Thomson Financial*). Late in the fiscal year, we announced an agreement to acquire the broker-dealer business and certain assets of Carlin Financial Group of New York, which will provide our clients with a best-in-class North American electronic execution platform. Finally, in November 2006, we announced an agreement to acquire Daniels & Associates L.P., the most active mergers and acquisitions advisor in the U.S. to the cable, telecom and broadcast industries. Both the Carlin and Daniels transactions are expected to close in early 2007.

To achieve our third goal we invested in several global businesses where we can leverage our competitive strengths to enable us to meet our clients' increasing needs. For example, we expanded our infrastructure finance capabilities and now have a successful global infrastructure finance platform with offices in North America, Europe and Australia. We strengthened our ability to serve wealth management clients when we acquired Abacus Financial Services Group, a transaction that made RBC the top provider of international trust services in the U.K. (*Euromoney* magazine).

In 2006, we also recognized the growing importance of China to our global business and made a number of investments to help us unlock opportunities available in this important growth market. As we have done successfully in other parts of the world, we are making targeted investments in areas where we have global competitive advantages. Building on our historical presence in China, we upgraded our representative banking office in Beijing to branch status, enabling us to provide a greater range of services to institutional and individual clients. Our global capital markets depth is evident through our role as a co-lead manager of the institutional tranche for the Industrial and Commercial Bank of China's initial public offering.

A more detailed discussion of what we have achieved on these three goals and what we plan to do in 2007 and beyond is provided on pages 6 to 12.

Our record results

I am pleased that we have met our medium-term objective of delivering top quartile total shareholder returns. While we delivered a total shareholder return of 23 per cent (30 per cent in U.S. dollars), for the year ended October 31, our 5- and 10-year total shareholder returns of 20 per cent (28 per cent in U.S. dollars) and 20 per cent (22 per cent in U.S. dollars), respectively, rank among the highest of all global banks.

Our net income reached $4.7 billion, up 40 per cent from 2005, and our return on equity was 23.5 per cent, which are impressive results for any financial institution. We met or exceeded all but one of our financial objectives for 2006. Our diluted EPS growth, ROE, revenue growth and dividend payout ratio all met the targets we set for the year, and we exceeded our portfolio quality objective, which was supported by a favourable credit environment. Our solid capital position was maintained comfortably above our objective. We raised our dividends twice in 2006 by a total of $.26 per share, or 22 per cent. (Excluding the impact of the Enron Corp. litigation-related provision in 2005, net income and diluted EPS both increased 27 per cent.)

While we performed well against these measures, we did not meet our target for operating leverage as it was impacted by our business mix and certain factors which contributed to our earnings growth but were not appropriately captured in this measure. As noted below, and in more detail on page 32, we have adjusted our 2007 operating leverage calculation to take those factors into account to more accurately reflect the underlying performance of our businesses going forward.

How we will measure ourselves in 2007

Looking ahead, we remain committed to generating top quartile total shareholder returns in relation to our Canadian and U.S. peer group over the medium term.

On page 5, we show our 2007 financial objectives to meet this medium-term objective. These objectives are based on our expectation of a robust Canadian economy with continuing strong consumer spending and solid business investment. In the U.S., we expect a moderately slower economy, largely attributable to slightly weaker growth in consumer spending and a cooling housing market. We expect to continue to benefit from relatively favourable equity markets, a stable interest rate environment, and strong fiscal conditions.

Our 2007 objectives are focused on measures that we believe are required to generate strong returns for our shareholders. Our ROE, Tier 1 capital and dividend ratios remain unchanged. For 2007, our objective of growing our diluted EPS by at least 10 per cent is lower than the 2006 objective as our 2005 earnings included the impact of the provisions related to the Enron litigation and estimated net claims related to hurricanes Katrina, Rita and Wilma. Our operating leverage objective remains greater than three per cent, however, we have adjusted our operating leverage calculation to more appropriately reflect the performance of our businesses. Our revenue growth target is incorporated in our earnings per share and adjusted operating leverage objectives. In addition, we believe our portfolio quality is adequately captured in our profitability and other objectives.

Our success depends on our employees putting clients first

This has been an exciting year of growth for RBC. Our record performance in 2006 reflects the talent and commitment of all our employees. Their hard work has resulted in our clients rewarding us with more of their business and, most importantly, their trust. We remain committed to developing new and innovative ways to meet our clients' needs while achieving our strategic goals and continuing to provide superior returns for our shareholders.

I would like to sincerely thank our clients for their continued business and our employees around the world for their dedication to finding new ways to earn the right to be our clients' first choice.



Gordon M. Nixon
President and Chief Executive Officer

2006 performance review

The table below shows our 2006 performance compared to our objectives for the year.

	2006 Objectives (1)	2006 Performance
1. Diluted earnings per share (EPS) growth	20%+ (2)	40% (6)
2. Return on common equity (ROE)	20%+	23.5%
3. Revenue growth	6–8%	8%
4. Operating leverage	>3% (3)	1% (7)
5. Portfolio quality (4)	.40–.50%	.23%
6. Capital management: Tier 1 capital ratio (5)	8%+	9.6%
7. Dividend payout ratio	40–50%	40%

(1) Our 2006 financial objectives were established late in fiscal 2005 and reflected our economic and business outlooks for 2006. We established aggressive objectives for 2006 to position us as a top quartile performer with respect to total return to shareholders relative to our Canadian and U.S. peers. At the time these objectives were established, we expected an average Canadian dollar value of US$.817 in 2006; however, the actual dollar value was US$.883.

(2) Based on 2005 total reported diluted EPS of $5.13, which has been retroactively adjusted to $2.57 to reflect a stock dividend of one common share on each of our issued and outstanding common shares, paid on April 6, 2006.

(3) Operating leverage is the difference between revenue growth rate and non-interest expense growth rate. Our 2006 objective is based on 2005 non-interest expenses excluding the Enron litigation provision of $591 million recorded in Q4 2005.

(4) Ratio of specific provisions for credit losses to average loans and acceptances.

(5) Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).

(6) Excluding the impact of the Enron Corp. litigation-related provision in 2005, diluted EPS increased 27%.

(7) We have adjusted our 2007 operating leverage calculation to incorporate certain factors in order to more appropriately reflect the performance of our businesses going forward. If this new approach was applied to our 2006 results, our adjusted operating leverage would have been 2.5%. Adjusted operating leverage is a non-GAAP financial measure. For a further discussion and reconciliation, refer to the Key financial measures (non-GAAP) section in the Management's Discussion and Analysis (MD&A).

2007 objectives

	Objectives
1. Diluted earnings per share (EPS) growth	10%+
2. Adjusted operating leverage (1)	>3%
3. Return on common equity (ROE)	20%+
4. Tier 1 capital ratio (2)	8%+
5. Dividend payout ratio	40–50%

(1) Adjusted operating leverage is the difference between revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). Revenue is based on a taxable equivalent basis, excluding consolidated variable interest entities (VIEs), accounting adjustments related to the new Financial Instruments Standard and insurance-related revenue, while non-interest expense excludes insurance-related expense. For further details, see Key financial measures (non-GAAP) section in the MD&A.

(2) Calculated using guidelines issued by the OSFI.

Medium-term objective

	Objective	2006 Performance
1. Total shareholder return (1)	Top quartile (2)	Top quartile (2)

(1) Total shareholder return is calculated based on share price appreciation plus reinvested dividend income.

(2) Versus seven large Canadian financial institutions (Manulife Financial Corporation, Bank of Nova Scotia, TD Bank Financial Group, BMO Financial Group, Sun Life Financial Inc., Canadian Imperial Bank of Commerce and National Bank of Canada) and 13 U.S. financial institutions (Bank of America, JP Morgan Chase & Co., Wells Fargo & Company, Wachovia Corporation, US Bancorp, Sun Trust Banks, Inc., The Bank of New York, BB&T Corporation, Fifth Third Bancorp, National City Corporation, The PNC Financial Services Group, KeyCorp and Northern Trust Corporation).

Where more Canadian clients put their trust for all their financial solutions



STRATEGIC GOAL

To be the undisputed leader in financial services in Canada

WHERE WE ARE

Operations in Canada

We provide personal, commercial, corporate and investment banking, wealth management and insurance to over 13 million personal, business and public sector clients across Canada. We are the premier marketer and distributor of financial products and services. We offer private banking services and expertise to individuals, corporations, institutions and internationally based high net worth clients who have family or business interests in Canada. We lead in the Canadian wholesale banking market, supporting corporate, public and institutional clients with strategic advice and financing solutions, including investment banking, research, sales and trading.

Strengths and capabilities

Canadians seek financial advice and solutions from RBC to achieve their individual goals. Our scale and diverse businesses provide the opportunity to offer competitive, flexible and innovative products and services to new and existing clients. We have one of the most recognized and most valuable brands in the country. In most parts of Canada, we hold strong market positions in all our businesses, including top rankings in personal and business banking, wealth management, wholesale banking and creditor and travel insurance.

Our clients benefit from the insight, dedication and expertise of our more than 40,000 employees, our broad suite of integrated products and services and our approach to developing strong relationships. Clients can access our financial offerings through our leading distribution capability, which includes a network of 1,117 branches, the country's largest number of automated banking machines (ABMs), online and telephone banking, Canada's largest mortgage specialist sales force, as well as through a large number of investment advisors and a large force of third-party independent insurance distributors.

We are the only Canadian wholesale bank with a global fixed income distribution capability for issuing clients. Our clients have access to key global markets through our full suite of debt, equity, advisory and alternative asset capabilities. We continue to enhance our geographic reach and product capabilities to meet the expanding needs of our clients.

- Most valuable brand in Canada with a value of $3.99 billion in the first annual Best Brands in Canada ranking (*Interbrand*).
- Largest bank-owned sales force, branch network, ABM network, full service brokerage, bank-owned insurer and stand-alone mutual fund company (by assets under management) in Canada.
- The leading wholesale bank in Canada in most of our lines of business (*Thomson Financial, Bloomberg* and *Financial Post*).

WHERE WE ARE GOING

Achievements in 2006

Banking

- Expanded and refurbished our branch network and restructured our retail sales organization to improve distribution capabilities, client delivery and enhance client experiences.
- Redesigned our secured home equity product, RBC Homeline Plan, to better meet client needs by enhancing flexibility while improving delivery.
- Introduced the RBC No Limit Account, a high-volume transaction account providing significant savings for clients who rely upon the convenience of debit cards for everyday transactions.
- Launched our Welcome to Canada online program to attract, grow and retain clients who are new immigrants and/or part of Canada's high growth South Asian and Chinese communities.

Wealth management

- Launched a charitable gift program to provide a tax-efficient and convenient way for individuals to create a lasting legacy.
- Introduced a new commission rate structure for self-directed investors, including lower fees for active traders as part of an aggressive strategy to provide self-directed investors with more compelling value and convenience.
- Introduced specialized products to support the retiring boomer market in Canada, including RBC Cash Flow Portfolios and RBC Managed Portfolios.

Insurance

- Continued to provide clients with easier access to and more choice of products and services by launching the first nationwide online quote and purchase capability for home and auto insurance in Canada.
- Named Favourite Travel Insurance Provider by Canadian travel agents for fourth consecutive year (*Canadian Travel Press*).

Capital markets

- Named Dealmaker of the Year (*Financial Post*), remained the market leader in M&A and fixed income and held the leading market share of the fast-growing Maple market, where foreign institutions issue Canadian dollar bonds (*Thomson Financial* and *Bloomberg*).
- Played key roles in Canada's largest transactions, including the initial public offering of Tim Hortons, the acquisitions of Inco Limited by Companhia Vale do Rio Doce and Dofasco Inc. by Arcelor S.A.

2007 and beyond

- Continue to attract new personal and business clients and deepen existing relationships.
- Emphasize profitable growth in high value retail markets.
- Focus on delivering advice and service excellence to our personal and business clients, enhance our productivity and local market competitiveness.
- Build upon our traditional strengths in distribution, product breadth, client relationship management, integration and risk management to enable the success of our personal and business clients.
- Create new and stronger relationships with Canada's middle-market companies.
- Continue to be a leader in providing corporate and institutional clients with the full breadth of RBC Capital Markets' global capabilities.

Where a growing number of U.S. clients succeed using our focused and increasingly integrated strengths



WHERE WE ARE

STRATEGIC GOAL

To build on our strengths in banking, wealth management and capital markets in the United States

Operations in the U.S.

We are focused on serving an increasing number of individual and commercial clients in banking and wealth management and on becoming a significant wholesale bank to the U.S. mid market.

We provide personal and business banking solutions to individuals, businesses, business owners and professionals through our regional banking network in the Southeast. Our 1,680 financial consultants offer full-service wealth management expertise and customized financial services to 310,000 households in 40 states. We provide clearing and execution services to independent broker-dealers and institutions and also offer insurance protection and asset accumulation solutions nationwide.

We offer emerging and middle-market companies a full suite of capital markets services across seven industry sectors in major cities throughout the U.S. Corporate, public and institutional clients of all sizes have access to our global debt origination and distribution capabilities as well as public and infrastructure finance.

Strengths and capabilities

All our U.S. clients benefit from the global resources of RBC, while drawing upon the knowledge and expertise of our employees who are dedicated to consistently deliver quality financial solutions and services. Importantly, strong and complementary linkages between our U.S. capital markets businesses and our retail operations allow us to leverage our extensive retail network to effectively distribute fixed income and structured products.

Our individual and business clients benefit from our targeted approach. Our U.S. bank focuses on serving businesses, business owners and professionals. We take the time to know our clients and differentiate ourselves, in a highly competitive marketplace, by tailoring financial products and services to meet their specific needs. Individual investors and businesses are well-served by our ability to tailor wealth management solutions developed through long-lasting relationships with experienced financial consultants.

Our U.S. middle-market corporate and institutional clients have access to a full suite of products and services focused on supporting their growth and financing strategies. We have established strength in municipal finance, and our global capabilities in securitization, infrastructure finance and public finance are helping to build our presence in this key market.

- Ranked eighth largest full-service securities firm in the U.S. as measured by number of financial consultants.

- Opened 10 *de novo* banking branches to expand our presence and client reach in fast-growing southeastern markets.
- Ranked among top investment banks targeting the middle-market – 16th in initial public offerings and 14th in the equity league tables (*Dealogic*).
- Ranked number one for Senior Manager: Small Issues in the first three quarters of calendar 2006 for municipal finance (*Thomson Financial*).

Achievements in 2006

Banking

- Announced agreements to acquire Atlanta-based Flag Financial Corporation (Flag) along with its 17 branches and, in November 2006, 39 branches in Alabama owned by AmSouth Bank, providing us with a total of 338 branches in the Southeast once the transactions close. The transactions are subject to regulatory approvals and other customary conditions and are expected to close in the first quarter and second quarter of 2007, respectively.
- Increased new personal accounts by 37 per cent and new business accounts by 20 per cent following the launch, in the first quarter of 2006, of a new streamlined suite of personal and business chequing accounts with unique features to better meet our clients' needs.

Wealth management

- Achieved a record US$132 billion in assets under administration, up 14 per cent over 2005, by recruiting experienced financial consultants and executing our strategy to become the primary advisor to more of our retail investor clients by better understanding and meeting their needs.
- Achieved strong growth in our clearing and execution services business with 160 correspondent firms generating total assets under administration of US$34 billion, up 27 per cent from 2005.
- Acquired American Guaranty & Trust Company, a Delaware-based trust business, enabling us to provide U.S. trust solutions to high net worth clients.

Insurance

- Achieved record sales in U.S. term life insurance business: 63 per cent year-over-year growth.
- Expanded proprietary sales distribution in Florida to increase sales capability within our retail banking footprint.

Capital markets

- Selected to advise on one of the first Florida public/private partnerships.
- Tripled distribution of structured notes through our wealth management network.
- Announced agreement to acquire the broker-dealer business and certain other assets of Carlin Financial Group, based in New York, providing a best-in-class North American electronic execution platform. In addition, in November 2006, we announced an agreement to acquire Daniels & Associates L.P., the most active M&A advisor in the U.S. to cable, telecom and broadcast industries. Both transactions are subject to regulatory approvals and other customary conditions and are expected to close in the first quarter of 2007.

WHERE WE ARE GOING

2007 and beyond

- Continue to focus on becoming the bank for businesses, business owners and professionals in the Southeast by expanding our products and services to meet the needs of this growing business segment.
- Become the wealth management advisor of first choice to more clients by demonstrating overall strength in credit and lending, trust services and delivery of structured products and alternative investments.
- Continue to expand our U.S. insurance capabilities through enhanced products and services.
- Increase our investment banking client base by leveraging our broad product platform, advisory capabilities and global debt distribution.
- Continue to expand relationships in the municipal finance market and establish ourselves as a key player in infrastructure finance.

Where clients around the world obtain specialized products and trusted services



STRATEGIC GOAL

To be a premier provider of selected global financial services

WHERE WE ARE

Operations around the world

We provide investment banking, advisory and trading services, trade finance and reinsurance to corporate and institutional clients through offices worldwide. Our global debt business provides issuers with origination, securitization, structured products, infrastructure and project finance capabilities globally. Our wealth management offering is focused on providing expertise to high net worth individuals, and corporate and institutional clients in 33 offices in 21 countries. We also provide banking solutions to individuals and businesses in the Caribbean. Our joint venture, RBC Dexia Investor Services (IS), offers a complete range of investor services, such as custody and fund administration, to institutions worldwide.

Strengths and capabilities

Clients around the world seek sophisticated financial solutions and advice from us in selected global financial services markets. We leverage our regional and corporate strengths globally to keep pace with the expanding needs of our corporate and institutional clients and to support our strategic goals. We are recognized as a world leader in Canadian dollar trading and in Canadian dollar debt issuance and investor services. We provide global debt distribution and global capabilities in the mining and energy sectors, structured products, syndicated and infrastructure finance, and foreign exchange.

Our global private bank ranks in the top 20 private banks worldwide based on market leadership by region and areas of service. Our financial professionals consistently deliver high quality wealth management solutions and advice to our clients.

We have deep historical and community roots as a leading provider of a broad range of banking products and services in the Caribbean for more than 100 years.

One of the world's top 10 global custodians, RBC Dexia IS offers institutional investors worldwide an integrated suite of products, including global custody, fund and pension administration, securities lending, shareholder services, investment analytics and other related services.

- Ranked as the top foreign exchange bank globally in Canadian dollar trading (*Euromoney* magazine).
- Added more than 110 client facing employees around the world in wealth management.
- Recognized as one of the top 20 private banks in the world (*Euromoney* magazine).
- Ranked in the top three in deposit market share in most of our Caribbean banking markets.
- Completed the creation of RBC Dexia IS, resulting in a top-tier global custodian with approximately $1.9 trillion in client assets under administration.

Achievements in 2006

Capital markets
- Awarded Nomad status on the Alternative Investment Market, enabling us to bring junior mining and energy companies to the international market.
- Established a global infrastructure finance platform, with offices in Canada, U.S., Europe and Australia with marquee transactions, including lead advisor on a €1.2 billion new rail project in France.

Wealth management
- Acquired Abacus Financial Services Group, adding 49 client facing professionals, expanding our client base and wealth management services in the U.K. and Channel Islands, and increasing assets under administration by US$41 billion.
- Expanded lending solutions to meet the needs of our high net worth clients, increasing credit by 25 per cent. Also, launched a Canadian real estate investment fund to allow international investors to participate in the Canadian commercial real estate sector.

Banking
- Enhanced sales management practices, improved client satisfaction and opened two new offices in The Bahamas, contributing to strong revenue growth across the Caribbean.

Investments in China
- Built on our historical presence in China when we upgraded our representative banking office to branch status and made targeted investments in businesses where we have global competitive advantages including fund management, global debt markets, global financial institutions and private banking.
- Co-lead managed the institutional tranche for the Industrial and Commercial Bank of China's initial public offering.

WHERE WE ARE GOING

2007 and beyond
- Enhance our global capabilities in U.S. dollars and euros to complement our leading positions in Canadian dollars, British pounds, and New Zealand and Australian dollar origination.
- Leverage our global distribution platform to sell structured products in key Asian markets.
- Expand our infrastructure finance expertise further into the U.S., Europe and Australia.
- Expand market share among high net worth individuals by strengthening and building relationships with centres of influence who understand our value proposition and appreciate our commitment to delivering high-quality, customized solutions.
- Build on our current strong position in Caribbean banking through organic growth and operational improvements.
- Continue to expand opportunistically in China where we have demonstrated global competitive advantages.

Where we support business growth, client focus and strong corporate governance



Global Technology and Operations and Global Functions

Team profile

More than 18,000 employees in Global Technology and Operations (GTO) and Global Functions apply leading practices to support RBC's delivery of innovative ways to meet the changing needs and expectations of our clients, employees and other stakeholders. In addition, GTO and Global Functions help RBC realize cost savings, allocate resources and strengthen governance.

GTO provides the operational and technological foundation required for effective delivery of products and services to our clients. In partnership with the businesses and through its processing and call centres, GTO provides contact management, product fulfillment, sales, service, technology and operational support solutions that provide value to our clients.

Global Functions is a team of specialized professionals that provides sound governance, thought leadership and an enterprise perspective on strategic issues, challenges and opportunities facing RBC and its businesses. It supports business growth by providing insight and governance in the areas of risk and controls, compliance, law, finance, tax, communications and brand. As well, it prudently manages the capital, liquidity and funding positions of the enterprise to ensure RBC meets regulatory requirements while ensuring effective cost management and capital allocation.

Achievements in 2006

- Global Functions contributed to RBC's financial performance and achievement of a number of objectives by effectively managing capital, supporting the businesses in maintaining strong credit quality and lowering our effective income tax rate.
- Global Functions supported enterprise M&A activity by conducting comprehensive due diligence, negotiations and stakeholder relations in all major transactions, including the formation of RBC Dexia IS, the acquisitions of Abacus Financial Services Group Ltd., American Guaranty & Trust Company and the announced agreements to acquire Flag and the AmSouth branches.
- GTO worked with its business partners to handle more than 100 million client calls, 330 million ABM transactions, 105 million online banking transactions, 2.3 billion point-of-sale transactions, and 100 million equity transactions.
- RBC was named among the best companies globally for technology and organizational excellence for the seventh time in the past 10 years (*CIO* magazine).

2007 and beyond

- GTO will focus on driving innovative process and technology improvements that simultaneously deliver a differentiated client experience and increased operating leverage.
- Global Functions will focus on contributing to our financial performance by continuing to maintain a solid balance sheet, strong credit quality and capital ratios, and effectively managing RBC's tax position.
- Global Functions will focus on contributing to business growth through maintaining a strong governance regime, an effective brand strategy, strategic enterprise planning, proactive enterprise compliance, and solid relationships with investors, credit rating agencies, regulators and other stakeholders.
- Global Functions and GTO will continue to partner with our businesses to improve and simplify processes that impact clients and employees.

Where a foundation of good governance guides us



Chairman's message

As stewards of the organization, we believe the foremost purpose of the Board of Directors is to create an environment for management that demands integrity while promoting long-term shareholder value. Good governance, which enables the creation and enhancement of shareholder value, is as important to the success of RBC as the operational achievements of the company.

We are committed to the continuous improvement of our leading corporate governance practices. My goal as Chairman is to provide leadership to the board so it can continue to provide management with sound and independent advice. In 2006, our approach to corporate governance continued to receive recognition from our peers. In an annual ranking by chief executive officers of Canada's major companies, RBC was again named Most Respected Canadian Corporation, placing first in the category of Corporate Governance for the fourth consecutive year.

We are key advisors to management in the development of strategy. Every board meeting over the past year included presentations on aspects of RBC's strategy, taking into account the opportunities and risks of the businesses. We participated with management in an annual session dedicated to strategic planning and approved the enterprise strategy. In supervising management's implementation of strategy, we approved major transactions and capital expenditures that were aligned with the strategic plan and regularly reviewed corporate performance against objectives.

Our ability to contribute from a diversity of thought and backgrounds enhances the value we provide to RBC management and shareholders. The Corporate Governance and Public Policy Committee regularly reviews and assesses the board's existing strengths and the evolving needs of the organization. We are pleased to welcome our newest directors whose experience will add an important dimension to the board. Timothy Hearn, Alice Laberge and Michael McCain are all well-recognized in their respective fields, and we are already benefiting from the contributions they are making to our discussions based on their experience in the Canadian and international business markets.

To fulfill our responsibilities to you, our shareholders, we must have the expertise to make knowledgeable decisions concerning RBC's global businesses in a rapidly evolving regulatory and business environment. As part of our ongoing director education program, we participated over the past year in sessions on specialized and complex aspects of RBC's business operations, the implications of the Basel II Capital Accord for RBC's capital management framework, methodologies used in assessing risk, and the impact of new standards on financial statements and disclosure controls and certifications.

I am pleased that the board has been able to contribute to the success of RBC in 2006. Further details of the governance principles and practices of the Board of Directors and RBC are available in the following pages and on our website at rbc.com/governance.

On behalf of the Board of Directors, I extend appreciation to management and all 69,480 employees around the world for their contribution to RBC's strong performance over the past year and their commitment to meeting our clients' highest expectations.

David P. O'Brien
Chairman of the Board

"Good governance, which enables the creation and enhancement of shareholder value, is as important to the success of RBC as the operational achievements of the company."

David P. O'Brien, Chairman of the Board

Corporate governance

Beyond compliance

Our practices and policies fully comply with guidelines established by Canadian securities regulators as well as applicable provisions of the U.S. *Sarbanes-Oxley Act of 2002* and requirements adopted by the New York Stock Exchange and the U.S. Securities and Exchange Commission. Strategically, our governance approach is to look beyond regulatory compliance with a view to building on our strong governance fundamentals by implementing best practices in support of the goals of the organization.

In these pages we summarize some of the steps taken in recent years to achieve leading standards of corporate governance. A more complete description of RBC's corporate governance practices may be found in our Management Proxy Circular and on our website at rbc.com/governance.

Building on our tradition of excellence

Over the past few years, RBC has adopted many significant leading governance practices, including:

- New rules requiring directors to tender their resignations following the Annual Meeting if they fail to receive majority shareholder support
- Increased minimum share ownership guideline for directors to $500,000 from the previous level of $300,000, to strengthen alignment of their interests with those of shareholders
- Increased minimum share ownership requirements for top executives, with the CEO's minimum threshold rising from six times to seven times average base salary, to further align management and shareholder interests
- A requirement for senior executives to retain for at least one year Royal Bank common shares with a value equal to the after-tax gain realized on the exercise of options, so as to increase the alignment of their interests with those of shareholders
- A Performance Deferred Share Program to strengthen the alignment of the interests of management with shareholders by tying senior management's rewards to the performance of RBC relative to a peer group of competing North American financial institutions
- Diminished share dilution resulting from the reduction of the number of stock option grants awarded to management by approximately 70 per cent since 2003.

In addition:

- Our comprehensive Director Independence Policy has continued to evolve in response to best practices and regulatory refinements. Under this policy, 14 of the 17 currently serving directors are independent
- Meetings of independent directors are held regularly
- All members of the board's Audit Committee, Human Resources Committee, and Corporate Governance and Public Policy Committee are independent, and a majority of members of the Conduct Review and Risk Policy Committee are independent
- For the Audit Committee, more stringent independence criteria have been implemented, a financial expert has been designated, financial literacy requirements have been defined and a policy limiting the service of our Audit Committee members on the audit committees of other companies has been approved
- The Audit, Human Resources and Corporate Governance and Public Policy committees have sole authority to retain and approve the fees of independent, external advisors. The Human Resources Committee retains an independent compensation consultant
- Board and director evaluation procedures have been enhanced, with written peer reviews added to complement the established peer assessment practice of one-on-one interviews with the Chairman
- The process of selecting individuals for nomination as directors has been formalized to ensure that the strengths of potential candidates are weighed against the competencies and skills that the board as a whole should possess.

Demonstrating leadership

These measures build on our previous governance initiatives, which include, among many others:

- Ensuring independent leadership of the Board of Directors by being first among our peer companies to separate the positions of Chairman and Chief Executive Officer in 2001
- Adopting a policy limiting interlocking directorships of board members
- Discontinuing grants under the Director Stock Option Plan in 2002
- Being among the first major Canadian companies to expense stock options in financial statements, which we have done since 2003
- Providing continuous educational material, presentations and programs to directors so they remain knowledgeable and informed about the ever-changing business and regulatory environment and the specialized and complex aspects of finance and our business operations.

Enhancing our disclosure

In keeping with our goals of continuously improving governance and providing greater transparency and simplicity in our communications, in recent years we have enhanced disclosure in our Management Proxy Circular, including:

- More detail on the compensation paid to individual directors and their share ownership
- Greater clarity on senior officers' compensation relative to fiscal year performance
- Three-year, easy-to-read overviews of senior officers' compensation
- Total aggregate compensation of the top management team as a percentage of market capitalization and a percentage of net income after tax
- Increased disclosure regarding executive pensions, including the impact of changes in interest rates, annual service cost, accrued obligation and value of retirement plans for top executives.

Important information about our governance practices

The following additional information on our governance practices is available at rbc.com/governance:

- Our Statement of Corporate Governance Practices and Guidelines
- Our Code of Conduct
- The charters of our Board of Directors and each of its committees
- Our Director Independence Policy
- Position descriptions for the Chairman of the Board, the chairs of committees of the board, and the President and Chief Executive Officer
- A *summary* of significant differences between the NYSE rules and our governance practices
- Our Corporate Responsibility Report.

2007 Annual Meeting

Shareholders are invited to attend our Annual Meeting at 9 a.m. (Eastern Standard Time) on Friday, March 2, 2007, at the Metro Toronto Convention Centre, North Building, 255 Front Street West, Toronto, or to listen to a webcast of the event. Further details will be made available on our investor relations website at rbc.com/investorrelations/conference.

Where we make an impact



Corporate responsibility

At RBC, we define corporate responsibility as operating with integrity at all times and sustaining our long-term viability while contributing to the present and future well-being of our stakeholders.

This means that we strive to take active responsibility for the daily choices that we face, especially in regard to ethical business practices, our economic impact, as well as our practices in the workplace, the environment and the community.

Sustainability reporting

Increasingly, companies are being asked to report on their social, environmental and ethical performance, which is sometimes called sustainability reporting. While there are many stakeholders asking for such information, there is little agreement about what and how much companies should disclose, as well as the appropriate manner of disclosure.

RBC has adopted a multi-pronged approach to sustainability reporting. We provide tailored reporting geared to various stakeholders, with an appropriate level of detail in each. Additional information can be found on our website at rbc.com/responsibility.

Corporate responsibility principles	Business practices	Economic impact
	• Comply with laws and regulations • Manage under strong governance • Operate with ethical business practices • Provide products and access to banking services responsibly • Protect and educate consumers	• Provide strong returns to shareholders • Pay fair share of taxes • Support small business and community economic development • Foster innovation and entrepreneurship • Purchase goods and services responsibly
Workplace and employment • Respect diversity • Foster a culture of employee engagement • Provide competitive compensation and total rewards • Provide opportunities for training and development	**Environment** • Lend responsibly • Leverage "green" business opportunities • Reduce operational footprint	**Community** • Provide donations with a lasting social impact • Sponsor key community initiatives • Enable employees to contribute

Ethical business practices

At RBC, one of our key values is to operate with trust through integrity in everything we do. We have enterprise-wide compliance policies and processes to support the assessment and management of risks, and have formal policies to address issues such as:

- Economic sanctions
- Lending to political parties
- Financing military materiel
- Money laundering
- Terrorist financing
- Conflicts of interest including outside activities and external directorships of employees
- Insider trading, information barriers and employee trading
- Environmental risk
- Outsourcing risk
- Structured transactions and complex credits
- Auditor independence.

Policies and controls are reviewed regularly to ensure continued effectiveness.

Code of Conduct

All RBC employees worldwide are governed by our Code of Conduct, which was established more than 20 years ago and is updated regularly. Our Code of Conduct e-learning program ensures all our employees (from the CEO down) know and understand the Code's principles and compliance elements. This e-learning program includes both an online course and a test. All employees must complete the program and test within three months of joining RBC and at least once every two years thereafter.

Client due diligence (Know Your Client and Suitability)

RBC must perform due diligence on new and existing clients both to comply with applicable anti-money laundering, anti-terrorism and economic sanctions legislation and also so we can understand our clients' needs in offering suitable products and services. To address the various anti-money laundering and anti-terrorism rules, RBC has implemented appropriate scrutiny and monitoring measures in line with regulatory requirements. This client due diligence helps us to monitor trade suitability within our securities businesses, and more broadly, helps us to ensure we are providing clients with an appropriate range of products and services.

Anti-money laundering policy

RBC is committed to preventing the use of its financial services for money laundering or terrorist financing purposes. Our Global Anti-Money Laundering Compliance Group is dedicated to the continuous development and maintenance of policies, guidelines, training and risk assessment tools and models to help our employees deal with ever-evolving money laundering and terrorism financing risks.

Anti-terrorism policy

RBC and our directors, officers and employees will not knowingly enter into transactions with, or provide or assist in providing, directly or indirectly, financial services to, or for the benefit of, states, entities, organizations and individuals targeted by applicable anti-terrorism measures. To effectively meet these requirements, automated systems scan client names against various terrorist and control lists daily, including scanning of payments against the

For more information on RBC's business integrity, visit rbc.com/responsibility/business

RBC's business continuity planning encompasses our response to a wide variety of disruption and crisis scenarios affecting the well-being of our employees, clients, business operations and our communities.

The RBC Business Emergency Information Line is set up to advise our employees in the event of an RBC-wide crisis or external situation affecting our ability to access RBC offices or serve our clients.

The RBC Reporting Hotline enables employees and third parties around the world to confidentially report questionable internal accounting or auditing matters directly to RBC's Ombudsman. For more information, visit rbc.com/governance.

Office of the Superintendent of Financial Institutions, the Office of Foreign Assets Control and other control lists, as per terrorist financing regulations.

Economic sanctions policy

RBC businesses, directors, officers and employees will not knowingly conduct business with states, entities, organizations and individuals targeted by the economic sanctions of the jurisdictions where they are located or where they operate, or those jurisdictions otherwise applicable to them.

Privacy and information security

The Internet and other information technologies have revolutionized the way we do business, enabling us to interact and do business with clients, employees, and other third parties from the convenience of the home or office. At the same time, it also brings legitimate concerns about privacy and security.

At RBC, we are dedicated to safeguarding the privacy and confidentiality of personal, business, financial, and other information. In fact, it is one of our highest priorities and remains a cornerstone of our commitment to our clients, employees, and other third parties. We have had a formal Privacy Code since 1991, overseen by our Chief Privacy Officer, and we use vigorous security safeguards and internal controls to ensure the privacy and security of information entrusted to us.

Fraud prevention

RBC places a high priority on protecting clients against potential losses from financial fraud. We work closely with other financial institutions, industry associations and law enforcement authorities globally to combat financial crime. We also have a website on fraud, credit and debit card safety for clients globally, and a publication, *Straight Talk*, about financial fraud, available through our branch network and online.

Voluntary codes of conduct

The Canadian banking industry has developed a number of voluntary commitments and codes to protect consumers to which RBC has committed. These are listed at rbc.com/voluntary-codes-public-commitments, including:

- Canadian Code of Practice for Consumer Debit Card Services
- Canadian Bankers Association Code of Conduct for authorized insurance activities
- Model Code of Conduct for Bank Relations with Small- and Medium-Sized Businesses
- Principles of Consumer Protection for Electronic Commerce: A Canadian Framework
- Visa Zero Liability Policy
- Visa E-Promise.

Crisis management

RBC's Crisis Management teams, made up of senior executives across the organization, are responsible for the overall identification, isolation and management of major crises, and are activated when crises emerge that are both within and outside RBC's control. We have enterprise-wide business continuity management processes and undergo periodic simulations and exercises to help prepare for possible crises, while testing our contingent strategies and tactics and the capabilities of crisis response teams.

Socially responsible investing

Investors who wish to express their values through ethical investments are increasingly turning to research firms for solid, third-party analysis of which companies have a positive or negative effect on society and the environment. RBC is included on a number of significant indices that recognize financial, social and environmental leaders.

Client care

RBC's vision is "Always earning the right to be our clients' first choice." The entire company is focused on that vision, from soliciting and acting on client feedback to maintaining vigilant consumer protection measures to ensuring access to financial services.

Responding to feedback
Clients surveyed (thousands)


187
100
150
415
2004
2005
2006
Canada
United States

Every year, RBC businesses track client satisfaction and use feedback to make improvements. For instance, in 2006, in Canada, we:

- Enhanced our online investing site to help investors make more informed decisions
- Improved our Interactive Voice Response (IVR) for easier navigation, information and representative access
- Significantly reduced our personal account opening process time
- Launched a new unlimited transactions account for only $11.95 per month.

In 2006, in the U.S., we:

- Introduced online cheque imaging
- Decreased loan turnaround time for small business clients.

Fraud prevention

RBC has stringent security policies and practices, backed up by around-the-clock resources to prevent and detect potential fraud. In 2006, we introduced guarantees for online banking and self-directed brokerage clients, offering 100 per cent reimbursement for funds lost through unauthorized transactions in their accounts.

We have developed a number of fraud-education initiatives including up-to-date tips and alerts, brochures and client presentations. In 2006, we published a new *Guide to Security and Privacy* and undertook a client education campaign on fraud prevention and identity protection.

A resolve to make it right

Our formal process for handling client concerns is outlined on our website and in our *Straight Talk* brochures. Customers whose issues are unresolved following this process may appeal to RBC's Office of the Ombudsman, which examines decisions made by RBC companies and reviews their compliance with proper business procedures. The Office ensures customers get a fair and impartial hearing and are treated with consideration and respect. We also respect the dignity and privacy of all parties involved in the proceedings.

Responsible development of products and services

RBC follows a defined, rigorous review process before launching any new product or significantly changing an existing one. We evaluate products for a range of risks and ensure they align with our Code of Conduct, with legislation, and with any voluntary consumer protection codes that we have signed. Approval levels within RBC correspond to the level of risk identified for a particular product or service.

A cornerstone of investor and client protection is the Know Your Client rule. Our employees are required to make all necessary efforts to understand their clients' situation and financial and personal objectives before making recommendations.

RBC is also committed to providing banking access to a host of previously underserved groups through customized products and services. For information, see our Corporate Responsibility Report and Public Accountability Statement at rbc.com.

Economic impact

($ millions)	2006	2005	2004
Employee compensation and benefits (1)	$ 7,340	$ 6,736	$ 6,701
Dividend payments to common and preferred shareholders	1,907	1,554	1,334
Income and other taxes (all jurisdictions) (1)	2,083	2,021	1,989
Goods and services purchased from suppliers of all sizes	3,900	3,700	3,700
Community investments including donations, sponsorships	83	65	59

(1) Based on continuing operations.

Economic impact

Companies both large and small can help shape the economies of the communities and countries in which they do business, simply through their day-to-day business decisions and actions. At RBC, we have an economic impact as an employer and taxpayer through our activities as a financial services company and as a purchaser of goods and services.

For more information on RBC's economic impact, visit rbc.com/responsibility/economic

Economic development

RBC invests in sustainable economic development, and we are committed to contributing to the success of people and businesses in the communities where we operate. We support:

- Programs that address basic needs, such as food banks and shelters
- Economic growth in communities where we do business
- Initiatives that help build wealth and capacity in Aboriginal communities
- Resources to promote economic self-sufficiency
- Financial literacy programs.

RBC also promotes economic growth through industry partnerships. For example, we are a member of the Canadian American Business Council, raising awareness of the value of the Canada-U.S. trade relationship and enhancing the overall competitiveness of North American economies.

Small business

Small business is an important engine driving economic growth. RBC is the marketplace leader in Canada with almost 600,000 small- and medium-sized enterprise clients, while RBC Centura serves almost 60,000 small business clients in the Southeast U.S.

Financing is essential for many small businesses to start, operate or grow, and RBC offers a host of credit solutions tailored to meet the needs of diverse businesses at various stages. We also strive to provide the best possible products, advice and expertise to help this sector prosper.

Innovation

RBC takes a leadership role in supporting innovation and the commercialization of research, and we support projects and organizations that promote learning, innovation and entrepreneurship, such as:

- The Medical and Related Sciences (MaRS) project, facilitating research and development, and its commercialization
- The Canadian Institute for Advanced Research, helping fuel Canada's knowledge base by bringing together the most distinguished thinkers from across Canada and around the world.

We have made direct investments in a number of promising early-stage ventures across North America through RBC Technology Ventures and its partner funds. Our Strategic Technology Fund has brought investment dollars and our vast knowledge and expertise to budding technology companies in the financial services sector.

Purchasing

In 2006, we spent $3.9 billion on goods and services from international, national, regional and local suppliers of all sizes.

Our procurement group is responsible for sourcing products and services. Our procurement policies are inclusive and aim to promote sustainable business practices and economic development where possible and appropriate. In maintaining the highest standards, our purchasing policies are reviewed annually.

We promote fair purchasing practices and strive to support, whenever possible, the communities in which we operate. We are a founding member of the Canadian Aboriginal and Minority Supplier Council (CAMSC). RBC has been a member of the CAMSC's U.S. affiliate, the National Minority Supplier Development Council, since 2002.

Outside the workplace, RBC employees around the world participate in numerous community activities like the 2006 Juvenile Diabetes Research Foundation (JDRF) Ride for Diabetes Research.



Workplace

Attracting and retaining a talented and highly motivated workforce is a crucial part of our ongoing success. Consistently ranked as one of the top employers in Canada, we strive to strengthen our reputation as an employer in all countries in which we do business.

Understanding what employees value and need enables us to leverage a flexible and competitive Total Rewards program to support the mutual success of employees and RBC. This comprehensive approach includes compensation, benefits and a positive work environment, along with career and learning opportunities that reward people for skills and contribution. Flexibility within the work environment includes the opportunity for flexible working hours, modified work schedules and telework.

Employee savings and share ownership plans are part of the RBC Rewards program and promote a sense of ownership that helps align employee, investor and company objectives. The vast majority of employees are RBC shareholders through these programs.

Continuous employee growth and development helps ensure we meet current and future client needs. Employees have access to the training resources and opportunities they need to learn and grow as professionals, including global access to RBC Campus, our web-based learning platform, and Career Advisor, a comprehensive career management resource. Hiring practices focus on identifying and selecting talented people who share our passion for putting clients first.

Diversity is one of RBC's core values and we have become a recognized leader in Canada for promoting diversity. Leveraging diversity for growth and innovation is both a sound business imperative and the right thing to do for our employees, clients and the communities we serve.

Keeping employees informed helps ensure alignment with company goals. RBC's senior management team regularly meets with employees to discuss the company's goals, strategies and progress. Employees have access to company information via intranet sites, electronic news magazines, e-mail bulletins, and other communication channels, and are encouraged to provide feedback and comments in a variety of ways.

Listening and responding to employee feedback is part of the RBC culture and we have conducted employee opinion surveys since 1981. High levels of employee engagement and a strong commitment to putting clients first are achieved through understanding employee views and taking action consistent with employee needs and RBC priorities.

Employment worldwide
(as at October 31, 2006)


54,742
46,661
10,580
10,056
4,158
4,141
69,480
60,858
Canada
United States
Other international
Total

■ Number of employees
□ Full-time equivalent positions

For more information on RBC's workplace, visit rbc.com/responsibility/workplace

RBC is actively working to minimize our risks and pursue opportunities presented by environmental issues.



Environment

RBC recognizes that our long-term economic success is dependent on a sound environment and healthy communities. That is why we strive to conduct our business and operational activities in a manner that minimizes environmental risk and recognizes environmental market opportunities for the benefit of our shareholders, clients and employees.

Environmental policy

RBC's Corporate Environmental Policy was originally developed in 1991 and supplements the environmental section of our Code of Conduct. The Policy's objective is to guide RBC's business and operational activities in a manner that respects the principles of sustainable development. The Policy is currently under review and a revised version, addressing emerging environmental issues, will be released in 2007.

Responsible lending

RBC considers potential environmental and social consequences of our lending using our Credit and Project Finance Environmental Risk Management Policy suite. This collection of policies provides the basis upon which we review transactions for environmental issues. These policies require that, where warranted, transactions are reviewed by environmental specialists to proactively identify and manage our environmental risks.

In 2006, RBC recommitted to the revised Equator Principles, a set of voluntary guidelines developed in 2003 to address environmental and social risks associated with project finance. Since our original adoption of the Equator Principles in 2003, we have reviewed 14 projects which qualified for review under our Equator Principles policy.

Issues and stakeholder engagement

In 2006, we worked with external stakeholders to help identify issues relevant to our business activities and operations, including climate change, forestry, biodiversity and the rights of indigenous peoples. We believe that by engaging stakeholders, we deepen our understanding of these issues and are better able to achieve a sustainable balance between environmental stewardship and economic prosperity.

Performance and initiatives

We are actively working to minimize our risks and pursue opportunities presented by environmental issues. For example, RBC Technology Ventures is a lead investor in the GEF Clean Technology Fund, and we are committed to this through 2007. We are seeking opportunities to further expand our underwriting, arranging and advisory services for alternative energy financing.

We are also focusing on finding more ways to reduce our operational impacts through our SOFT (sourcing, operations, facilities and travel) Footprint program. We commit to reporting our ongoing progress on our Environment website on rbc.com in 2007.

For more information, see the Risk management section of the Management's Discussion and Analysis and our 2006 Corporate Responsibility Report.

For more information on RBC's business integrity, visit rbc.com/responsibility/environment

In 2006, RBC provided more than $2 million in funding so that community-based organizations could offer after-school programs across Canada, such as this program held at the Braeburn Junior School in Toronto.



Community

In 2006, RBC contributed more than $83 million to community causes worldwide through donations of more than $42 million and an additional $41 million in the sponsorship of community events and national organizations.

RBC believes in building prosperity by supporting a broad range of community causes. Our employees and pensioners also make an enormous contribution as volunteers, sharing their financial and business knowledge, time and enthusiasm with thousands of community groups worldwide.

2006 Worldwide RBC donations by geography
(C$)



☐ Canada	$ 35,471,617
☐ International	$ 6,928,653
Total	$ 42,400,270

Donations

Donations are a cornerstone of our community programs, with a tradition of philanthropy dating back to our roots. In fact, we have donations on record as far back as 1891. We are one of Canada's largest corporate donors, and contribute to communities across North America and around the world. We are committed to making a lasting social impact through inspired, responsible giving and by building strong partnerships with the charitable sector. Our priority areas for funding include programs that:

- Help keep kids in school
- Support emerging artists
- Encourage employee involvement
- Help seniors lead healthy and independent lives.

2006 RBC donations in Canada by cause



☐ Social services	20.3%
☐ Arts and culture	10%
☐ Civic	8.3%
☐ Health	29.9%
☐ Education	31.5%

Employee contributions

RBC's Employee Volunteer Grants Program was launched in 1999 to support and encourage community involvement. Employees and pensioners who volunteer a minimum of 40 hours a year to a registered charity are eligible for a $500 grant to the organization in their honour.

Since 1999, RBC has made over 10,700 grants and donated more than $5.35 million to celebrate our employees' volunteer efforts.

Sponsorships

Sponsorships are an integral part of RBC's marketing and promotional activities, and are selected to promote our brand, image and reputation. Sponsorships often include an assortment of benefits such as consumer promotions, on-site and media brand and product exposure, as well as client hosting and staff volunteer opportunities.

Our community sponsorships are focused on:

- Amateur sport: We support the development of amateur athletes by sponsoring grassroots events in local communities to national sport associations. We are the longest-standing supporter of Canada's Olympic team, dating back to 1947, a premier national partner of the Vancouver 2010 Olympic and Paralympic Winter Games and a proud sponsor of the Canadian Olympic and Paralympic Teams through 2012. RBC also sponsors hockey, snowboarding, freestyle skiing, athletics and Special Olympics.
- Arts: We believe that healthy vibrant communities are a direct result of investing in creative vision and artistic talent. Our portfolio of interests in this area includes the RBC Canadian Painting Competition, celebrating Canadian visual artists early in their career. We also support community events such as art exhibitions, as well as theatre and orchestra performances.

For more information on RBC's business integrity, visit rbc.com/responsibility/community

Management's Discussion and Analysis

Management's Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations, financial condition and future prospects for the fiscal year ended October 31, 2006, compared to the preceding two years. This MD&A should be read in conjunction with our Consolidated Financial Statements and related notes and is dated November 29, 2006. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). We have reclassified certain prior year information to conform to our current year's presentation, including reclassifications arising from enhancements to our transfer pricing methodologies and the transfer of a specific business between our segments. For further details, refer to the How we manage our business segments section of this Annual Report.

Additional information about us, including our 2006 Annual Information Form is available free of charge, on our website at rbc.com/investorrelations, or the Canadian Securities Administrators' website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission's (SEC) website at sec.gov.

See our Glossary for definitions of terms used throughout this document.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the *United States Private Securities Litigation Reform Act of 1995* and any applicable Canadian securities legislation. We may make such statements in this document, in other filings with Canadian regulators or the United States Securities and Exchange Commission (SEC), in reports to shareholders or in other communications. These forward-looking statements include, among others, statements with respect to our medium-term and 2007 objectives, and strategies to achieve our objectives, as well as statements with respect to our beliefs, outlooks, plans, objectives, expectations, anticipations, estimates and intentions. The words "may," "could," "should," "would," "suspect," "outlook," "believe," "plan," "anticipate," "estimate," "expect," "intend," "forecast," "objective" and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve numerous factors and assumptions, and are subject to inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include credit, market, operational and other risks identified and discussed under the Risk management section; general business and economic conditions in Canada, the United States and other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar and British pound; the effects of changes in government monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations including tax laws; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; successful execution of our strategy; our ability to complete and integrate strategic acquisitions and joint ventures successfully; changes in accounting standards, policies and estimates; and our ability to attract and retain key employees and executives. Other factors that may affect future results include: the timely and successful development of new products and services; technological changes; unexpected changes in consumer spending and saving habits; the possible impact on our business from disease or illness that affects local, national or global economies; disruptions to public infrastructure, including transportation, communication, power and water; the possible impact on our businesses of international conflicts and other political developments including those relating to the war on terrorism; and our success in anticipating and managing the associated risks.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these factors can be found under the Risk management section and the Additional risks that may affect future results section.

Information contained in or otherwise accessible through the websites mentioned does not form a part of this document. All references in this document to websites are inactive textual references and are for your information only.

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name of RBC. We are Canada's largest bank as measured by assets and market capitalization and one of North America's leading diversified financial services companies. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. Our corporate support team enables business growth with expert professional advice and state-of-the-art processes and technology. We employ approximately 70,000 full- and part-time employees who serve more than 14 million personal, business, public sector and institutional clients through offices in North America and 34 countries around the world.

We have three client- and geographic-oriented business segments.

- RBC Canadian Personal and Business consists of our personal and business banking and wealth management businesses in Canada and our global insurance business.
- RBC U.S. and International Personal and Business consists of our personal and business banking and retail brokerage businesses in the U.S., banking in the Caribbean and private banking internationally.
- RBC Capital Markets provides a wide range of corporate and investment banking, sales and trading, research and related products and services to corporations, public sector and institutional clients in North America and specialized products and services in select global markets.

Our business segments are supported by our corporate support team, which consists of Global Technology and Operations (GTO) and Global Functions. GTO provides the operational and technological foundation required to effectively deliver products and services to our clients. It also leads innovative process and technology improvements that maintain the safety and soundness of our operations, while keeping our capabilities ahead of the competition. Our Global Functions team of professionals provides sound governance and advice in the areas of risk, compliance, law, finance, tax and communications. This team also prudently manages the capital and liquidity and funding positions of the enterprise to ensure that we meet regulatory requirements, while ensuring effective funding management and allocation of capital. In addition, the Global Functions team provides support to our people and manages relationships with external stakeholders including investors, credit rating agencies and regulators, as well as supports our strategic business decisions.

Royal Bank of Canada

RBC Canadian Personal and Business	RBC U.S. and International Personal and Business	RBC Capital Markets
• Personal Banking • Business Financial Services • Cards and Payment Solutions • Wealth Management • Global Insurance	• Wealth Management • Banking	• Global Markets • Global Investment Banking and Equity Markets • RBC Dexia Investor Services (1) • Other

Global Technology and Operations	Global Functions

(1) On January 2, 2006, we combined our Institutional & Investor Services (IIS) business with Dexia Funds Services in return for a 50% joint venture interest in RBC Dexia Investor Services (RBC Dexia IS).

Vision and strategic goals

Our business strategies and actions are guided by our vision of "Always earning the right to be our clients' first choice," which drives our Client First approach, and is exhibited in the conduct of all our activities, including how we deal with our clients, develop our products and services and collaborate across businesses and functions. Our Client First approach focuses on enhancing client satisfaction and loyalty in a cost-efficient manner, even as the needs and expectations of our clients continue to develop. We believe that applying this client focused approach to how we conduct business is critical to achieving our strategic goals. As well, this approach will help us generate strong stable revenue and earnings growth, and lead to continuous improvements in productivity, and ultimately, top quartile financial performance versus our North American peer group.

Our domestic market continues to offer significant avenues for growth in both the retail and wholesale sectors. This potential growth, together with the strength of our brand and leading positions in most product categories, provides us with the financial strength to expand internationally. The U.S. is the primary location for such growth, with its geographic proximity, cultural similarity, close trade relationships with Canada and our strength in select markets. In addition, we do business in many other markets where our expertise allows us to compete and strengthen our presence globally.

For 2007, our strategic goals remain focused on driving business growth both domestically and internationally by leveraging and building on our strengths. We expect to achieve these goals through ongoing innovation and collaboration among businesses together with our focus on meeting the needs of clients.

- In Canada, our goal is to be the undisputed leader in financial services. We continue to leverage our extensive distribution capabilities across business lines to maximize distribution effectiveness for personal and business markets. We are also developing innovative solutions for retail and wholesale clients, and expanding and improving our distribution network while strengthening the RBC brand by delivering a superior client experience.
- In the United States, our goal is to build on our strengths in banking, wealth management and capital markets. At RBC Capital Markets, we continue to integrate our mid-market origination and distribution capabilities and develop our product and sector strengths. We are focusing on our primary advisor strategy and on delivering a broader suite of wealth management products at RBC Dain Rauscher. To enhance efficiency, we are combining our capital markets and wealth management operational activities to create an integrated investment bank. We remain focused on enhancing RBC Centura's operating performance and have taken steps to accelerate our expansion through both *de novo* branch openings and acquisitions. In addition, we continue to grow our insurance business.
- Outside North America, our goal is to be a premier provider of selected financial services. RBC Capital Markets continues to enhance distribution by growing niche product and origination capabilities. Global Private Banking is increasing scale through targeted acquisitions, and building additional distribution capabilities, expanding the breadth of its products and services, and enhancing its relationship management model. We are reinforcing

our position in the Caribbean through organic growth and operational improvements, while continuing to explore opportunities to selectively expand our footprint in fast-growing regions. Our Institutional & Investor Services joint venture, RBC Dexia IS, utilizes its global scale and expanded product capability to grow the number and depth of its client relationships.

Guided by our vision and strategic goals, our business segments tailor their strategies to meet client needs as well as strengthening client relationships within their unique operating and competitive environments. The successful execution of our strategies across all retail and wholesale businesses will continue to contribute to the significant enhancement in the quality and diversity of our earnings. Our efforts should also result in the continued strong market leadership of our Canadian businesses as well as improved results and solid growth in our U.S. and international businesses.

Selected financial highlights (1) — Table 1

(C$ millions, except per share, number of and percentage amounts)	2006	2005	2004	2006 vs. 2005 Increase (decrease)	
Continuing operations					
Total revenue	$ 20,637	$ 19,184	$ 17,802	$ 1,453	7.6%
Non-interest expense	11,495	11,357	10,833	138	1.2%
Provision for credit losses	429	455	346	(26)	(5.7)%
Insurance policyholder benefits, claims and acquisition expense	2,509	2,625	2,124	(116)	(4.4)%
Business realignment charges	–	45	177	(45)	n.m.
Net income before income taxes and non-controlling interest in subsidiaries	6,204	4,702	4,322	1,502	31.9%
Net income from continuing operations	4,757	3,437	3,023	1,320	38.4%
Net loss from discontinued operations	(29)	(50)	(220)	21	n.m.
Net income	$ 4,728	$ 3,387	$ 2,803	$ 1,341	39.6%
Segments – net income from continuing operations					
RBC Canadian Personal and Business	$ 2,794	$ 2,304	$ 2,043	$ 490	21.3%
RBC U.S. and International Personal and Business	444	387	214	57	14.7%
RBC Capital Markets	1,407	760	827	647	85.1%
Corporate Support	112	(14)	(61)	126	n.m.
Net income from continuing operations	$ 4,757	$ 3,437	$ 3,023	$ 1,320	38.4%
Selected information					
Earnings per share (EPS) – diluted (2)	$ 3.59	$ 2.57	$ 2.11	$ 1.02	39.7%
Return on common equity (ROE) (3)	23.5%	18.0%	15.6%	550 bps	n.m.
Return on risk capital (RORC) (3)	36.7%	29.3%	24.6%	740 bps	n.m.
Selected information from continuing operations					
Earnings per share (EPS) – diluted (2)	$ 3.61	$ 2.61	$ 2.28	$ 1.00	38.3%
Return on common equity (ROE) (3)	23.3%	18.1%	16.8%	520 bps	n.m.
Return on risk capital (RORC) (4)	37.0%	29.7%	26.5%	730 bps	n.m.
Net interest margin (5)	1.35%	1.52%	1.53%	n.m.	n.m.
Capital ratios (6)					
Tier 1 capital ratio	9.6%	9.6%	8.9%	– bps	n.m.
Total capital ratio	11.9%	13.1%	12.4%	(120)bps	n.m.
Selected balance sheet and other information					
Total assets	$ 536,780	$ 469,521	$ 426,222	$ 67,259	14.3%
Securities	184,869	160,495	128,946	24,374	15.2%
Consumer loans	148,732	138,288	125,302	10,444	7.6%
Business and government loans	61,207	53,626	47,258	7,581	14.1%
Deposits	343,523	306,860	270,959	36,663	11.9%
Average common equity (3)	19,900	18,600	17,800	1,300	7.0%
Average risk capital (4)	12,750	11,450	11,300	1,300	11.4%
Risk-adjusted assets (6)	223,709	197,004	183,409	26,705	13.6%
Assets under management	143,100	118,800	102,900	24,300	20.5%
Assets under administration – RBC	525,800	1,778,200	1,593,900	n.m.	n.m.
– RBC Dexia IS (7)	1,893,000	–	–	n.m.	n.m.
Common share information (2)					
Shares outstanding (000s) – average basic	1,279,956	1,283,433	1,293,465	(3,477)	(.3)%
– average diluted	1,299,785	1,304,680	1,311,016	(4,895)	(.4)%
– end of period	1,280,890	1,293,502	1,289,496	(12,612)	(1.0)%
Dividends declared per share	$ 1.44	$ 1.18	$ 1.01	$ .26	22.0%
Dividend yield	3.1%	3.2%	3.3%	(10)bps	n.m.
Common share price (RY on TSX) – close, end of period	$ 49.80	$ 41.67	$ 31.70	$ 8.13	19.5%
Market capitalization	63,788	53,894	40,877	9,894	18.4%
Business information for continuing operations (number of)					
Employees (full-time equivalent)	60,858	60,012	61,003	846	1.4%
Bank branches	1,443	1,419	1,415	24	1.7%
Automated banking machines (ABM)	4,232	4,277	4,432	(45)	(1.1)%
Period average US$ equivalent of C$1.00 (8)	$ .883	$ .824	$ .762	$ .06	7.2%
Period-end US$ equivalent of C$1.00	.890	.847	.821	.04	5.1%

(1) Certain consolidated and segment-related amounts have been restated to conform to our current management reporting framework and changes made to our business segments during the year. For further discussion, refer to the How we manage our business segments section.
(2) On April 6, 2006, we paid a stock dividend of one common share on each of our issued and outstanding common shares. The effect is the same as a two-for-one split of our common shares. All common share and per share information has been retroactively adjusted to reflect the stock dividend.
(3) Average common equity and Return on common equity are calculated using month-end balances for the period.
(4) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. Average risk capital and the Return on risk capital are non-GAAP financial measures. For further discussion and reconciliation, refer to the Key financial measures (non-GAAP) section.
(5) Net interest margin (NIM) is calculated as Net interest income divided by Average assets. Average assets are calculated using methods intended to approximate the average of the daily balances for the period.
(6) Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).
(7) Assets under administration – RBC Dexia IS represents the total assets under administration (AUA) of the joint venture, of which we have a 50% ownership interest. RBC Dexia IS was created on January 2, 2006, and we contributed AUA of $1,400 billion to the joint venture at that time. As RBC Dexia IS reports on a one-month lag, Assets under administration – RBC Dexia IS are as at September 30, 2006.
(8) Average amounts are calculated using month-end spot rates for the period.
n.m. not meaningful

Overview of 2006

We achieved record earnings performance this year, reflecting strong business growth across all business segments and our successful execution of growth initiatives, despite the negative impact of the strong Canadian dollar on our foreign currency translated results. Our strong results were also underpinned by continuing favourable economic conditions in both domestic and international markets.

Executing our initiatives

In Canada, we continued to strengthen our leadership position in most major product categories by enhancing our products and services and expanding our distribution network to better meet our client needs and deepen client relationships. We are the fastest growing mutual fund company in the country, based on net sales, and the leader in most of our capital markets lines of business. We have leveraged our leading position in capital markets to grow our mid-market businesses and have become a major player in the Maple bond market, helping global companies to issue Canadian dollar debt. The strength of our brand, together with our leadership position in most major product categories in Canada, provides us the financial strength to expand our business globally.

In the U.S., we continued to build scale and capability in all our major businesses through a combination of organic growth and acquisitions. We announced two agreements (1) that will expand our banking capabilities in the Southeast U.S. The acquisition of Atlanta-based Flag Financial Corporation will significantly increase our banking presence in key Georgia markets. In addition, we also recently announced an agreement (1) to acquire 39 bank branches in Alabama owned by AmSouth Bank, which will make us the seventh largest financial institution in that state, as measured by deposits. These two acquisitions, which are expected to close in early 2007, complement our *de novo* branch openings in high-growth areas. We acquired Delaware-based American Guaranty & Trust Company, enabling us to provide U.S. trust solutions to high net worth clients. We also expanded our U.S. investment banking and fixed income capabilities. We announced an agreement (1) to acquire the broker-dealer business and certain assets of Carlin Financial Group of New York, which will provide our clients with a best-in-class North American electronic execution platform. In November 2006, we announced an agreement (1) to acquire Daniels & Associates, L.P., the most active M&A advisor based on transactions to the cable, telecom and broadcast industries in the U.S., enabling us to better serve our investment banking clients. These two acquisitions are expected to close in the first quarter of 2007.

Internationally, we expanded our distribution network, products and services, and focused our expansion in fast-growing markets and regions. During the year, we acquired Abacus Financial Services Group, which expanded our client base and significantly strengthened our wealth management services in the U.K. and Channel Islands. We also recognized the growing importance of the Chinese market and have made a number of strategic investments in China during the year. We upgraded our representative banking office in Beijing to branch status, enabling us to provide a wide range of services to retail and wholesale clients. We were a co-lead manager of the institutional tranche for the Industrial and Commercial Bank of China's initial public offering (IPO). We strategically reduced our exposure to property catastrophe reinsurance during the year, as we ceased underwriting new business and focused on managing the remaining claim liabilities related to previous commitments.

In all our operations, we sought out opportunities for strong and diversified earnings growth, while enhancing client satisfaction and loyalty in a cost-efficient manner.

To ensure sound corporate governance, we continued to commit ourselves to establishing and maintaining adequate disclosure controls and procedures, as well as internal control over financial reporting in order to provide reasonable assurance regarding the reliability of our financial disclosure, and ultimately, maintaining our clients' trust and investors' confidence. We have also dedicated significant resources and management attention to the implementation of Basel II (*International Convergence of Capital Measurement and Capital Standards: A Revised Framework*), and have made significant progress towards compliance. For further information, refer to the Accounting and control matters and Risk management sections.

2006 Economic and market review

In 2006, North American economic conditions were generally favourable, benefiting from low but rising interest rates, solid yet slowing housing markets, strong employment levels and higher wages, and healthy growth in business investment. The Bank of Canada has maintained the overnight rate at 4.25% since May after 7 consecutive 25 basis point (bps) increases, which served to help slow economic activity and contain inflationary pressures. The Canadian economy remained robust with an estimated growth rate of 2.8%, primarily underpinned by strong domestic demand. These factors were partially offset by a weakening in exports and manufacturing activities against the backdrop of a strong Canadian dollar, high but falling energy prices, slowing U.S. demand and competition from emerging markets. The U.S. Federal Reserve has held the federal funds rate unchanged at 5.25% since June after 17 consecutive rate increases taking into account slowing economic growth and more contained inflationary pressures. Real GDP in the U.S. grew by an estimated 3.4%, reflecting solid consumer and business spending supported by strong balance sheets as well as strength in the labour market, though partly restrained by the lagged effects of increases in interest rates and high but falling energy prices.

Strong consumer lending was supported by high employment levels, continued wage growth, and a relatively low interest rate environment. Canadian households continued to redeploy their liquidity into wealth management products, resulting in a shift from chequing and savings accounts towards mutual funds and fixed-term deposits to take advantage of higher returns. The favourable credit environment, together with the solid debt-servicing capacity of households, continued to support strong consumer credit quality.

Business lending remained solid, albeit in part offset by surpluses of internally generated funds available for capital and inventory investment. Strong business credit quality continued to reflect solid corporate earnings and healthy balance sheets as well as a benign credit environment.

Capital market conditions were generally favourable, characterized by high equity market volatility and strong performance of natural resource-based equities. M&A activity in Canada rivaled the record high set in 2000. Equity origination activity weakened in the year in part reflecting slower equity market activity outside the resource sector, while debt origination activity in the U.S. and Europe was also down in part due to rising interest rates and the negative impact of the strengthening of the Canadian dollar.

Specified items

A number of specific items were identified during 2006, including a favourable resolution of an income tax audit related to prior years, an adjustment to increase our credit card customer loyalty reward program liability, and additional hurricane-related charges. These items had minimal impacts on our overall results as their effects largely offset each other.

(1) These agreements are subject to customary closing conditions including regulatory approval.

Specified items

(C$ millions)	2006 Before-tax	2006 After-tax	2005 Before-tax	2005 After-tax	2004 Before-tax	2004 After-tax	Segments
Income tax reduction	$ n.a.	$ 70	$ –	$ –	$ –	$ –	Corporate Support
Agreement termination fee	51	33	–	–	–	–	RBC Canadian Personal and Business
General allowance reversal	50	33	–	–	175	113	RBC Capital Markets and RBC Canadian Personal and Business
Net gain on the exchange of NYSE seats for NYX shares	40	23	–	–	–	–	RBC Capital Markets and RBC U.S. and International Personal and Business
Amounts related to the transfer of IIS to RBC Dexia IS	(16)	(19)	–	–	–	–	RBC Capital Markets
Credit card customer loyalty reward program liability adjustment	(72)	(47)	–	–	–	–	RBC Canadian Personal and Business
Hurricane-related charges	(61)	(61)	(203)	(203)	–	–	RBC Canadian Personal and Business
Enron litigation provision	–	–	(591)	(326)	–	–	RBC Capital Markets
Business realignment charges (1)	–	–	(58)	(37)	(192)	(125)	All segments
Goodwill impairment (2)	–	–	–	–	(130)	(130)	Discontinued operations
Rabobank settlement costs	–	–	–	–	n.a.	(74)	RBC Capital Markets

(1) For the year ended October 31, 2005, $29 million after-tax related to continuing operations and $8 million after-tax related to discontinued operations. For October 31, 2004, $116 million after-tax related to continuing operations and $9 million after-tax related to discontinued operations.
(2) Relates to RBC Mortgage Company which has been classified as discontinued operations.
n.a. not applicable

Income tax reduction
We realized a favourable resolution of an income tax audit related to prior years, resulting in a $70 million reduction in income tax expense.

Agreement termination fee
We received $51 million related to the termination of an agreement.

General allowance reversal
We reversed $50 million of the general allowance related to our corporate loan portfolio in RBC Capital Markets, in light of the continued favourable credit conditions and the strengthening of the credit quality of our corporate loan portfolio.

Net gain on the exchange of NYSE seats for NYX shares
The broker-dealer subsidiaries of RBC Capital Markets and RBC U.S. and International Personal and Business received shares in NYSE Group (NYX) in exchange for their respective New York Stock Exchange (NYSE) seats. This exchange resulted in a net gain of $32 million being recognized in RBC Capital Markets and a net gain of $8 million in RBC U.S. and International Personal and Business.

Amounts related to the transfer of IIS to RBC Dexia IS
On January 2, 2006, we combined our Institutional & Investor Services (IIS) business, previously part of RBC Capital Markets, with the Dexia Fund Services business of Dexia Banque Internationale à Luxembourg (Dexia) in return for a 50% joint venture interest in the new company, RBC Dexia Investor Services (RBC Dexia IS). Net charges incurred associated with the transfer of our IIS business to RBC Dexia IS were $16 million before-tax ($19 million after-tax which included a write-off of deferred taxes).

Credit card customer loyalty reward program liability adjustment
We made a $72 million adjustment to increase our credit card customer loyalty reward program liability largely as a result of refinements to our model assumptions to reflect higher customer utilization of RBC Rewards points.

Hurricane-related charges
We recorded a $61 million (before- and after-tax) charge in our insurance business for additional estimated net claims for damages predominantly related to Hurricane Wilma which occurred in late October 2005.

Overview of 2005

In 2005, our strong earnings were supported by our successful execution of client-focused initiatives and favourable economic conditions, despite the negative impact of the Enron Corp. litigation-related provision and charges for estimated net claims related to hurricanes Katrina, Rita and Wilma.

In conjunction with our objective of improving revenue growth, we realigned our organization into four segments, three business segments and Corporate Support, to create a more efficient organization, which better meets our client needs and enhances shareholder value. This realignment also provided the opportunity to introduce new leadership at the business segment levels, to eliminate redundant positions, to streamline processes as well as to implement cost-containment initiatives. We also divested non-strategic operations and assets, expanded our distribution network and product offerings, and sought out new revenue growth opportunities while enhancing our service to clients in a cost-efficient manner.

In 2005, the Canadian economy grew by 2.9%, reflecting strong consumer and business spending underpinned by low interest rates, robust employment growth and rising house prices, albeit partially offset by the adverse effects of a stronger Canadian dollar and higher energy prices. The U.S. economy recorded a growth rate of 3.2%, fuelled by strong consumer spending amid solid job growth and surging house prices, despite increases in interest rates and energy prices, and the dampening impacts of hurricanes Katrina, Rita and Wilma. Business investment in the U.S. was buoyed by both capital and inventory investment. Strong consumer credit quality was supported by resilient debt-servicing capacity and high household liquidity, while business credit quality continued to reflect a favourable credit and business environment with a general reduction in defaults and bankruptcies.

During 2005, we took actions to mitigate the uncertainties regarding Enron-related matters, including the settlement of our part of the MegaClaims bankruptcy lawsuit brought by Enron against us and a number of financial institutions for $31 million (US$25 million). In addition, we settled an additional $29 million (US$24 million) for recognition of claims against the Enron bankruptcy. We also established a provision of $591 million (US$500 million) or $326 million after-tax (US$276 million after-tax) for Enron litigation-related matters (Enron provision), including a securities class action lawsuit brought on behalf of Enron securities holders in a federal court in Texas.

In the fourth quarter of 2005, we recorded a charge of $203 million (US$173 million) before- and after-tax for estimated net claims for damages related to hurricanes Katrina, Rita and Wilma.

We completed the sale of Liberty Insurance Services Corporation (LIS) to IBM Corporation (IBM), and entered into a long-term agreement with IBM to perform key business processes for RBC Insurance U.S. operations. This divestiture enabled us to focus on our core life insurance business in the U.S.

We completed the sale of certain assets of RBC Mortgage Company (RBC Mortgage) to Home123 Corporation, as RBC Mortgage was no longer a core business to our U.S. operations.

Overview of 2004

In 2004, we delivered solid earnings growth in most of our businesses, improved credit quality and grew market shares in key products in Canada. We launched our Client First approach to realign our operations, to grow revenue and to create long-term value for shareholders and clients.

In 2004, the Canadian economy grew by 3.3% on declining interest rates and strengthening consumer demand. The U.S. economy also expanded rapidly at a growth rate of 3.9% against a low interest rate environment and an improved labour market. The favourable credit environment supported demand for consumer loans and investment products, while business lending started to pick up with increased investment in capital equipment and inventories.

During 2004, there were several important corporate developments and transactions. We incurred a $192 million business realignment charge. We had a $130 million write-off of goodwill related to RBC Mortgage Company. We also announced a $74 million after-tax settlement net of a related reduction in compensation and tax expense related to a dispute with Cooperatieve Centrale Raiffeisen-Boerenleenbank, B.A. (Rabobank settlement costs). Our insurance business acquired the Canadian operations of Provident Life and Accident Insurance Company (UnumProvident), a wholly owned subsidiary of UnumProvident Corporation. We also acquired William R. Hough & Co. Inc., a full-service investment firm specializing in fixed income sales, trading and underwriting primarily in the Southeast U.S., which provides synergies to our U.S. debt business in RBC Capital Markets. In addition, we acquired the Provident Financial Group's Florida banking operations providing us with continued expansion opportunities in this fast-growing market.

Financial performance 2006

Record net income of $4,728 million for the year ended October 31, 2006, was up $1,341 million, or 40%, from a year ago. Diluted EPS were $3.59, up 40%, over the prior year. Return on common equity was 23.5%. Excluding the prior year Enron provision, net income increased $1,015 million, or 27%, and diluted EPS were up $.77, or 27%, over the prior year. Results excluding the prior year Enron provision are a non-GAAP measure. For a reconciliation and further discussion, refer to the Key financial measures (non-GAAP) section.

Continuing operations

Net income from continuing operations for 2006 was $4,757 million, up $1,320 million, or 38%, from a year ago. Diluted EPS were $3.61, up $1.00, or 38%, over the prior year. ROE was 23.3%. Excluding the prior year Enron provision, net income increased $944 million, or 26% and diluted EPS were up $.75, or 26%, over the prior year. The increase largely reflected strong earnings momentum and solid growth across all our business segments. The reduction in our effective income tax rate and lower hurricane-related charges in the current year, also contributed to the improvement in our results. These factors were partially offset by higher variable compensation reflecting stronger business performance and higher costs related to our growth initiatives. This growth was achieved despite the $125 million reduction in the translated value of our U.S. dollar-denominated earnings due to the stronger Canadian dollar.

Total revenue increased $1,453 million, or 8%, from a year ago, largely due to record trading results on improved market conditions and solid business growth in our wealth management and banking businesses reflecting our successful execution of growth initiatives and favourable market conditions. Strong M&A activity and the net gain on the exchange of our NYSE seats for NYX shares also contributed to the increase. These factors were partially offset by a reduction of $425 million due to the negative impact of the stronger Canadian dollar on translated U.S. dollar-denominated revenue, lower debt and equity origination activity and certain favourable items recorded in the prior year. These items included the gain on the sale of an Enron-related claim, a cumulative accounting adjustment related to our ownership interest in an investment and the gain on sale of LIS.

Non-interest expense increased $138 million, or 1%, compared to the prior year largely reflecting the prior year Enron provision. Excluding the Enron provision, non-interest expense increased $729 million, or 7%. The increase largely reflected higher variable compensation primarily in RBC Capital Markets and our wealth management businesses reflecting strong business performance. Higher costs in support of our business growth initiatives also contributed to the increase. These costs included a higher level of personnel in our distribution network, increased costs related to technology development, higher marketing and advertising costs and a higher number of branches. The increase in non-interest expense was partially offset by the $215 million reduction in the translated value of U.S. dollar-denominated expenses due to the stronger Canadian dollar and the prior year settlement of the Enron MegaClaims bankruptcy lawsuit.

Total provision for credit losses decreased $26 million, or 6%, from a year ago. The decrease largely reflected a $50 million reversal of the general allowance this year, the favourable impact of the higher level of securitized credit cards, and the continued strong credit quality of our U.S. loan portfolio. The prior year also included our 50% proportionate share of a provision booked at Moneris Solutions, Inc. (Moneris). These factors were partially offset by higher provisions for our Canadian personal loan and small business portfolios, as well as lower recoveries in our corporate and agriculture portfolios.

Insurance policyholder benefits, claims and acquisition expense decreased $116 million, or 4%, compared to the prior year. The decrease primarily reflected a $142 million (before- and after-tax) reduction in hurricane-related charges for estimated net claims, as we recorded $203 million in 2005 related to hurricanes Katrina, Rita and Wilma and $61 million for additional claims in 2006 predominantly related to Hurricane Wilma. The favourable impact on the translated value of U.S. dollar-denominated actuarial liabilities as a result of the stronger Canadian dollar and lower U.S. annuity sales also contributed to the decrease. These factors were partially offset by higher benefits and claims costs associated with business growth and a reduced level of net favourable actuarial liability adjustments this year.

Discontinued operations

The net loss for discontinued operations for 2006 was $29 million compared to a net loss of $50 million for 2005. The current period net loss mainly reflected charges related to the wind-down of RBC Mortgage. The prior year net loss reflected operating losses prior to the sale of certain assets of RBC Mortgage to Home123 Corporation on September 2, 2005, as well as subsequent charges related to the sale and wind-down of operations, including the costs of closing RBC Mortgage's Chicago office and certain branches, employee incentive payments and the writedown of certain assets. As at October 31, 2006, we have substantially disposed of the assets and obligations related to RBC Mortgage that were not transferred to Home123 Corporation.

Capital ratios

The Tier 1 capital ratio of 9.6% was unchanged from a year ago as strong internal capital generation, the reclassification of innovative capital from Tier 2, and the net issuance of preferred shares were offset by share repurchases and robust balance sheet growth. The Total capital ratio of 11.9% was down 120 bps from the previous year largely reflecting our redemption of subordinated debentures in 2006.

Impact of U.S. vs. Canadian dollar

The translated value of our U.S. dollar-denominated results is impacted by fluctuations in the U.S./Canadian dollar exchange rate. Table 3 depicts the effect of translating current year results at the current exchange rate in comparison to the historical period's exchange rate. We believe this provides the reader with the ability to assess the underlying results on a more comparable basis, particularly given the magnitude of the recent changes in the exchange rate and the resulting impact on our results.

(C$ millions, except per share amounts)	2006 vs. 2005	2005 vs. 2004
Reduced total revenue	$ 425	$ 420
Reduced non-interest expense	215	260
Reduced net income from continuing operations	125	65
Reduced net income	123	61
Reduced diluted EPS – continuing operations	$ .10	$ .05
Reduced diluted EPS	$ .09	$ .05
Percentage change in average US$ equivalent of C$1.00 (1)	7%	8%

(1) Average amounts are calculated using month-end spot rates for the period.

In 2006, the Canadian dollar appreciated 7% on average relative to the U.S. dollar from the prior year, resulting in a $123 million decrease in the translated value of our U.S. dollar-denominated net income and a reduction of $.09 on our current year's diluted EPS. U.S. dollar-denominated net income from continuing operations was reduced by $125 million and diluted EPS by $.10 compared to the prior year.

2006 Performance vs. objectives — Table 4

(C$ millions, except per share amounts)	2006 Objectives (1)	2006 Performance
Diluted earnings per share (EPS) growth (2)	20%+	40%
Return on common equity (ROE)	20%+	23.5%
Revenue growth	6–8%	8%
Operating leverage (3)	>3%	1%
Portfolio quality (4)	.40–.50%	.23%
Capital management: Tier 1 capital ratio (5)	8%+	9.6%
Dividend payout ratio	40–50%	40%

(1) Our 2006 financial objectives were established late in fiscal 2005 and reflected our economic and business outlook for 2006. We established objectives for 2006 to position us as a top quartile performer with respect to total return to shareholders relative to our Canadian and U.S. peers. At the time these objectives were established, we expected an average Canadian dollar value of US$.817 in 2006; however, the actual dollar value was US$.883.

(2) Based on 2005 total reported diluted EPS of $5.13, which has been retroactively adjusted to $2.57 to reflect our stock dividend paid on April 2, 2006.

(3) Operating leverage is the difference between our revenue growth rate and the non-interest expense growth rate. Our 2006 objective for operating leverage was based on 2005 non-interest expense excluding the Enron provision of $591 million.

(4) Ratio of specific provision for credit losses to average loans and acceptances.

(5) Calculated using guidelines issued by the OSFI.

2006 Annual objectives

In 2006, we met all but one of our objectives with the exception of our operating leverage objective. Diluted EPS growth was 40% (27% excluding the Enron provision) and ROE was 23.5%, exceeding their targets of diluted EPS growth of 20% plus and ROE of 20% plus, largely reflecting strong earnings growth. Revenue growth of 8% was at the top end of our range of 6% to 8%, despite the negative impact of a stronger Canadian dollar on our U.S. dollar- and GBP-denominated revenue, primarily due to strong trading revenue and growth in our banking and wealth management businesses. Favourable credit conditions in 2006 continued to support our strong credit quality ratio of .23%, which was significantly better than our objective of .40% to .50%. We also maintained our solid capital position with a Tier 1 capital ratio of 9.6%, which was significantly above our target of 8% plus, due to strong earnings generation and net capital issuances. Our dividend payout ratio of 40% met our target payout ratio of 40% to 50% due in large part to the 22% increase in dividends during the year. However, we missed our operating leverage target for the year as it was impacted by our business mix and certain factors which contribute to our earnings growth but were not appropriately captured in this measure. These factors included the impact of tax-advantaged sources, consolidated VIEs and insurance related revenue and expense. Accordingly, we have adjusted our 2007 operating leverage calculation to incorporate these factors in order to more appropriately reflect the performance of our businesses going forward. If this new approach was applied to our 2006 results, our adjusted operating leverage would have been 2.5% (1).

Medium-term objective

Commencing in 2006, our medium-term objective is to consistently achieve top quartile (2) total shareholder return (TSR) (3) compared to our Canadian and U.S. peers. This medium-term objective increases our focus on our priority to maximize shareholder value and requires us to consider both our current performance and our investment in higher return businesses that will provide sustainable competitive advantage and stable earnings growth.

Our 5-year (4) average annual TSR of 20% (28% in U.S. dollars) ranks us in the top quartile against our peer group and compares favourably with the 5-year average annual TSR for our peer group of 8% (16% in U.S. dollars). Our performance reflects our strong financial results, including returns on our investment in our businesses, and management of our risks which has allowed us to successfully meet most of our annual earnings, capital and credit quality objectives over the last two years.

Dividends paid over the five-year period have increased at an average annual compounded rate of 16%.

(1) Adjusted operating leverage is a non-GAAP financial measure. For a further discussion and reconciliation, refer to the Key financial measures (non-GAAP) section.

(2) Versus seven large Canadian financial institutions (Manulife Financial Corporation, Bank of Nova Scotia, TD Bank Financial Group, BMO Financial Group, Sun Life Financial Inc., Canadian Imperial Bank of Commerce and National Bank of Canada) and 13 U.S. financial institutions (Bank of America, JP Morgan Chase & Co., Wells Fargo & Company, Wachovia Corporation, US Bancorp, Sun Trust Banks, Inc., The Bank of New York, BB&T Corporation, Fifth Third Bancorp, National City Corporation, The PNC Financial Services Group, KeyCorp and Northern Trust Corporation).

(3) Total shareholder return is calculated based on share price appreciation from October 31, 2001 to October 31, 2006 plus reinvested dividend income over this period.

(4) This refers to the period October 31, 2001 to October 31, 2006.

Five-year average annual total shareholder return (C$)


30%
24%
18%
12%
6%
0%
RBC
Canadian peer group
Total peer group
U.S. peer group

Five-year average annual total shareholder return (US$)


30%
24%
18%
12%
6%
0%
RBC
Canadian peer group
Total peer group
U.S. peer group

Economic outlook

The Canadian economy is expected to remain strong, with real GDP growth of 2.7% in 2007, compared to an estimated 2.8% in 2006. Domestic demand is likely to remain the key driver of economic growth. Consumer spending should continue to benefit from a solid labour market, good household balance sheet conditions, relatively stable interest rates and tax relief, while solid business investment in capital goods underpinned by a firm currency and strong corporate balance sheets is anticipated. We expect the Bank of Canada to ease interest rates in the latter part of 2007 taking into account an anticipated slowing of economic growth in part reflecting the waning U.S. demand for Canadian exports and the expectation that inflation will fall in line with the Bank of Canada's target.

Real GDP growth in the U.S. is expected to slow to 2.6% in 2007 from an estimated 3.4% for 2006, largely attributable to slower growth in consumer spending and a cooling housing market. Growth in consumer spending is projected to slow in response to the lagged effects of higher interest rates and lower gains in household wealth amid a softening housing market. However, a major slowdown in consumer spending is unlikely as strong household liquidity and tight labour market conditions should continue to support growth. Business investment should remain solid, aided by healthy corporate balance sheets. The U.S. trade deficit is likely to recover moderately, reflecting increasing demand from foreign nations given firm global growth, the delayed impact of the weakening U.S. dollar on exports, and declining import growth as the economy gears down. We anticipate the U.S. Federal Reserve to lower interest rates in the second half of 2007 in response to slower economic growth and more contained inflationary pressures.

Business outlook

Consumer lending growth is expected to moderate in 2007, largely driven by lower construction and resale activity in housing markets and somewhat slower growth in consumer spending. We expect business lending to remain solid with ongoing business investment in inventories, machinery and equipment, albeit in part constrained by continued high corporate liquidity.

While a gradual deterioration in credit quality is anticipated, we expect consumer and business credit quality to remain solid in a historical context, with an anticipated increase in provision for credit losses primarily resulting from higher loan volume and lower recoveries.

The outlook for capital markets globally is expected to remain relatively favourable with stable interest rates and improving equity markets. We expect a modest rebound in origination activity, which will be partially offset by a weakening in M&A activity from a near historical high in 2006. Equity origination activity is expected to increase from a relatively slow 2006 as markets other than the resource and income trust sectors should improve, while debt origination is expected to benefit from municipal banking activity in new sectors and growth in U.S. dollar distribution. In addition, core lending activities are expected to increase as spread compression is showing signs of abating, while term is extending.

2007 Objectives	Table 5
Diluted earnings per share (EPS) growth	10%+
Adjusted operating leverage (1)	>3%
Return on common equity (ROE)	20%+
Tier 1 capital ratio (2)	8%+
Dividend payout ratio	40–50%

(1) Adjusted operating leverage is the difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). Revenue is based on a taxable equivalent basis and excludes consolidated VIEs, accounting adjustments related to the new Financial Instruments Standard and Insurance-related revenue. Non-interest expense excludes Insurance-related expense. This is a non-GAAP measure. For a further discussion and reconciliation, refer to the Key financial measures (non-GAAP) section.

(2) Calculated using guidelines issued by the OSFI.

Our primary objective continues to focus on providing top quartile total shareholder return (TSR) (1) relative to our North American peers (2). This medium-term objective requires our focus on both current performance as well as prudent investment in higher return businesses that will provide sustainable competitive advantage and stable earnings growth.

For 2007, our objectives have been established based on our economic and business outlooks, including a robust Canadian economy with continuing strong consumer spending and solid business investment. In the U.S., we expect a moderately slower economy, largely attributable to slightly weaker growth in consumer spending and a cooling housing market. We expect to continue to benefit from relatively favourable equity markets, a relatively stable interest rate environment, and strong domestic fiscal conditions.

Our 2007 diluted EPS growth objective of 10% plus is lower than our 2006 objective, as our 2005 earnings included the impact of the Enron provision and charges for estimated net claims related to hurricanes Katrina, Rita and Wilma. Our commitment to strong revenue growth and prudent cost containment continues to be encapsulated in our adjusted operating leverage objective, which remains greater than 3%. However, we have adjusted our operating leverage calculation for 2007 to more appropriately reflect the performance of our businesses, and to address the factors that were not appropriately captured in the ratio previously. The adjusted operating leverage ratio now includes the gross up adjustment for certain tax-advantaged income (Canadian taxable corporate dividends), and excludes our insurance-related revenue and expense, amounts related to the consolidation of variable interest entities (VIEs), and accounting adjustments related to the new Financial Instruments Standard. Our objective for ROE remains unchanged at 20% plus. We also retained our Tier 1 capital and dividend payout ratio targets, which reflect sound and effective management of capital resources. Our Tier 1 capital ratio target remains greater than 8%, which compares favourably to the target of 7% set by our primary regulator (OSFI). Our dividend payout ratio also remains unchanged at 40% to 50%. Our revenue growth target is reflected in our earnings per share and adjusted operating leverage objectives, and we believe our portfolio quality is adequately captured in our profitability and other objectives. Accordingly, we do not have 2007 objectives for revenue and credit quality.

(1) Total shareholder return is calculated based on share price appreciation plus dividend income.

(2) Includes seven large Canadian financial institutions (Manulife Financial Corporation, Bank of Nova Scotia, TD Bank Financial Group, BMO Financial Group, Sun Life Financial Inc., Canadian Imperial Bank of Commerce and National Bank of Canada) and 13 U.S. financial institutions (Bank of America, JP Morgan Chase & Co., Wells Fargo & Company, Wachovia Corporation, US Bancorp, Sun Trust Banks, Inc., The Bank of New York, BB&T Corporation, Fifth Third Bancorp, National City Corporation, The PNC Financial Services Group, KeyCorp and Northern Trust Corporation).

Application of critical accounting policies and estimates

Our significant accounting policies are contained in Note 1 to the Consolidated Financial Statements. Certain of these policies, as well as estimates made by management in applying such policies, are recognized as critical because they require us to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that significantly different amounts could be reported under different conditions or using different assumptions. Our critical accounting policies and estimates relate to the allowance for credit losses, fair value of financial instruments, securitization, variable interest entities, pensions and other post-employment benefits, income taxes, and other-than-temporary impairment of investment securities. Our critical accounting policies and estimates have been reviewed and approved by our Audit Committee, in consultation with management, as part of their review and approval of our significant accounting policies and estimates.

Allowance for credit losses

The allowance for credit losses represents management's estimate of identified credit-related losses in the portfolio, as well as losses that have been incurred but are not yet identifiable at the balance sheet date. The allowance is established to cover the lending portfolio including loans, acceptances, letters of credit and guarantees, and unfunded commitments, as at the balance sheet date. The allowance for credit losses is comprised of the specific allowance and the general allowance. The specific allowance is determined through management's identification and determination of losses related to impaired loans. The general allowance is determined on a quarterly basis through management's assessment of probable losses in the remaining portfolio.

The process for determining the allowances involves quantitative and qualitative assessments using current and historical credit information. Our lending portfolio, excluding credit card balances as they are directly written off after payments are 180 days past due, is reviewed on an ongoing basis to assess whether any borrowers should be classified as impaired and whether an allowance or write-off is required. The process inherently requires the use of certain assumptions and judgments including: (i) assessing the impaired status and risk ratings of loans; (ii) estimating cash flows and collateral values; (iii) developing default and loss rates based on historical and industry data; (iv) adjusting loss rates and risk parameters based on the relevance of historical experience given changes in credit strategies, processes and policies; (v) assessing the current credit quality of the portfolio based on credit quality trends in relation to impairments, write-offs and recoveries, portfolio characteristics and composition; and (vi) determining the current position in the economic and credit cycles. Changes in these assumptions or using other reasonable judgments can materially affect the allowance level and thereby our net income.

Specific allowances

Specific allowances are established to absorb probable losses on impaired loans. Loan impairment is recognized when, based on management's judgment, there is no longer reasonable assurance that all interest and principal payments will be made in accordance with the loan agreement.

For large business and government portfolios, which are continuously monitored, an account is classified as impaired based on our evaluation of the borrower's overall financial condition, its available resources and its propensity to pay amounts as they come due. A specific allowance is then established on individual accounts that are classified as impaired, using management's judgment relating to the timing of future cash flow amounts that can be reasonably expected from the borrower, financially responsible guarantors and the realization of collateral. The amounts expected to be recovered are reduced by estimated collection costs and discounted at the effective interest rate of the obligation.

For homogeneous portfolios, including residential mortgages and personal and small business loans, accounts are classified as impaired based on contractual delinquency status, generally 90 days past due. The estimation of specific allowance on these accounts is based on formulas that apply product-specific net write-off ratios to the related impaired amounts. The net write-off ratios are based on historical loss experience, adjusted to reflect management's judgment relating to recent credit quality trends, portfolio characteristics and composition, and economic and business conditions. Credit card balances are directly written off after payments are 180 days past due. Personal loans are generally written off at 150 days past due.

General allowance

The general allowance is established to absorb probable losses on accounts in the lending portfolio that have not yet been specifically classified as impaired. This estimation is based on a number of assumptions including: (i) the level of unidentified problem loans given current economic and business conditions; (ii) the timing of the realization of impairment; (iii) the committed amount that will be drawn when the account is classified as impaired; and (iv) the ultimate severity of loss. In determining the appropriate level of general allowance, management first employs statistical models using historical loss rates and risk parameters to estimate a range of probable losses over an economic cycle. Management then considers changes in credit process including underwriting, limit setting and the workout process in order to adjust historical experience to better reflect the current environment. In addition, current credit information including portfolio composition, credit quality trends and economic and business information are assessed to determine the appropriate allowance level.

For large business and government loans, the general allowance level is estimated based on management's judgment of business and economic conditions, historical loss experience, the impact of policy changes and other relevant factors. The range of loss is derived through the application of a number of risk parameters related to committed obligations. The key parameters used are probability of default (PD), loss given default (LGD) and usage given default (UGD). PDs are delineated by borrower type and risk rating; LGDs are largely based on seniority of debt, collateral security and client type, and UGDs are applied based on risk rating. These parameters are based on long-term historical loss experience (default migration, loss severity and exposure at default), supplemented by industry studies and are updated on a regular basis. This approach allows us to generate a range of potential losses over an economic cycle. One of the key judgmental factors that influence the loss estimate for this portfolio is the application of the internal risk rating framework, which relies on our quantitative and qualitative assessments of a borrower's financial condition in order to assign it an internal credit risk rating similar to those used by external rating agencies. Any material change in the above parameters or assumptions would affect the range of probable credit losses and consequently may affect the general allowance level.

For homogeneous loans, including residential mortgages, credit cards, and personal and small business loans, probable losses are estimated on a portfolio basis. Long-term historical loss experience is applied to current outstanding loans to determine a range of probable losses over an economic cycle. In determining the general allowance level, management also considers the current portfolio credit quality trends, business and economic conditions, the impact of policy and process changes, and other supporting factors. In addition, the general allowance includes a component for the model limitations and imprecision inherent in the allowance methodologies.

Any fundamental change in methodology is subject to independent vetting and review.

Based on the procedures discussed above, management is of the opinion that the total allowance for credit losses of $1,486 million is adequate to absorb estimated credit losses incurred in the lending portfolio as at October 31, 2006. This amount includes $77 million classified in Other liabilities, which relates to letters of credit and guarantees and unfunded commitments.

Fair value of financial instruments

In accordance with GAAP, certain financial instruments are carried on our balance sheet at their fair value. These financial instruments comprise securities held in our trading portfolio, obligations related to securities sold short and derivative financial instruments (excluding non-trading derivatives qualifying for hedge accounting). At October 31, 2006, approximately $184 billion, or 35%, of our financial assets and $80 billion, or 19%, of our financial liabilities were carried at fair value ($164 billion, or 36%, of financial assets and $75 billion, or 19%, of financial liabilities at October 31, 2005). Note 2 to our Consolidated Financial Statements provides disclosure of the estimated fair value of all our financial instruments at October 31, 2006.

Fair value is defined as the amount at which a financial instrument could be bought or sold in a current transaction, other than in a forced or liquidation sale, between knowledgeable and willing parties in an arm's length transaction under no compulsion to act. The best evidence of fair value is quoted prices in an active market. Where quoted prices are not available for a particular financial instrument, we use the quoted price of a financial instrument with similar characteristics and risk profile or internal or external valuation models using market-based inputs to estimate the fair value.

The determination of fair value for actively traded financial instruments that have quoted market prices or readily observable model-input parameters requires minimal subjectivity. Management's judgment is required, however, when the observable market prices and parameters do not exist. In addition, management exercises judgment when establishing market valuation adjustments for liquidity when we believe the potential exists that the amount realized on sale will be less than the estimated fair value due to insufficient liquidity over a short period of time. This includes adjustments calculated when market prices are not observable due to insufficient trading volume or a lack of recent trades in a less active or inactive market. In addition, liquidity adjustments are calculated to reflect the cost of unwinding a larger than normal market risk.

The majority of our trading securities portfolio and obligations related to securities sold short comprise or relate to actively traded debt and equity securities, which are carried at fair value based on available quoted prices. As few derivative financial instruments are actively quoted, we rely primarily on internally developed pricing models and established industry-standard pricing models, such as Black-Schöles, to determine fair value. In determining the assumptions to be used in our pricing models, we look primarily to external readily observable market inputs including factors such as interest rate yield curves, currency rates and price and rate volatilities as applicable. However, certain derivative financial instruments are valued using significant unobservable market inputs such as default correlations, among others. These inputs are subject to significantly more quantitative analysis and management judgment. Where input parameters are not based on market observable data, we defer the initial trading profit until the amounts deferred become realized through the receipt and/or payment of cash or once the input parameters are observable in the market. We also record fair value adjustments to account for measurement uncertainty due to model risk and parameter uncertainty when valuing complex or less actively traded financial instruments. For further information on our derivative instruments, refer to Note 7 to our Consolidated Financial Statements.

The following table summarizes our significant financial assets and liabilities carried at fair value by valuation methodology at October 31, 2006, and October 31, 2005.

Assets and liabilities carried at fair value by valuation methodology Table 6

	2006				2005			
	Financial assets		Financial liabilities		Financial assets		Financial liabilities	
(C$ millions, except percentage amounts)	Trading securities	Derivatives	Obligations related to securities sold short	Derivatives	Trading securities	Derivatives	Obligations related to securities sold short	Derivatives
Fair value	$ 147,237	$ 37,008	$ 38,252	$ 41,728	$ 125,760	$ 38,341	$ 32,391	$ 42,404
Based on								
Quoted market prices	87%	–	97%	–	85%	–	93%	–
Pricing models with significant observable market parameters	13	100	3	100	15	99	7	100
Pricing models with significant unobservable market parameters	–	–	–	–	–	1	–	–
	100%	100%	100%	100%	100%	100%	100%	100%

2006 vs. 2005

The increases of $21.5 billion in Trading securities and $5.9 billion in Obligations related to securities sold short in 2006 are primarily due to our equity and bond securities held related to our proprietary equity arbitrage and fixed income trading businesses, where we offset the risks from our securities holdings by short selling other securities that are of similar risks to those in our portfolios. These activities are consistent with our strategy for these businesses and the increases in 2006 are within the approved risk limits.

The determination of fair value where quoted market prices are not available and the identification of appropriate valuation adjustments require management judgment and are based on quantitative research and analysis. Our risk management group is responsible for establishing our valuation methodologies and policies, which address the use and calculation of valuation adjustments. These methodologies are reviewed on an ongoing basis to ensure that they remain appropriate. Risk management's oversight in the valuation process also includes ensuring all significant financial valuation models are strictly controlled and regularly recalibrated and vetted to provide an independent perspective. During the year, there was no significant change to our methodologies for determining fair value, including those for establishing any valuation adjustments. Refer to the Risk management section for further detail on the sensitivity of financial instruments used in trading and non-trading activities.

As outlined in Note 1 to our Consolidated Financial Statements, changes in the fair value of Trading securities and Obligations related to securities sold short are recognized as Trading revenue in Non-interest income and changes in the fair value of our trading and non-trading derivatives that do not qualify for hedge accounting are recognized in Non-interest income.

Securitization

We periodically securitize residential mortgages, credit card receivables and commercial mortgage loans by selling them to special purpose entities (SPEs) or trusts that issue securities to investors. Some of the key accounting determinations in a securitization of our loans are whether the transfer of the loans meets the criteria required to be treated as a sale and, if so, the valuation of our retained interests in the securitized loans. Refer to Note 1 to our Consolidated Financial Statements for a detailed description of the accounting policy on loan securitization.

When we securitize loans and retain an interest in the securitized loans, it is a matter of judgment whether the loans have been legally isolated. We obtain legal opinions where required to establish legal isolation of the transferred loans. We often retain interests in securitized loans such as interest-only strips, servicing rights or cash reserve accounts. Where quoted market prices are not available, the valuation of retained interests in sold assets is based on our best estimate of several key assumptions such as the payment rate of the transferred loans, weighted average life of the prepayable receivables, excess spread, expected credit losses and discount rate. The fair value of such retained interests calculated using these assumptions affects the gain or loss that is recognized from the sale of the loans. Refer to Note 5 to our Consolidated Financial Statements for the volume of securitization activities of our loans, the gain or loss recognized on sale and a sensitivity analysis of the key assumptions used in valuing our retained interests.

Another key accounting determination is whether the SPE that is used to securitize and sell our loans is required to be consolidated. As described in Note 6 to our Consolidated Financial Statements, we concluded that none of the SPEs used to securitize our financial assets should be consolidated.

Variable interest entities

We adopted the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline 15, *Consolidation of Variable Interest Entities* (AcG-15) on November 1, 2004, which provides guidance on applying the principles of consolidation to certain entities defined as variable interest entities (VIEs). Where an entity is considered a VIE, the Primary Beneficiary is required to consolidate the assets, liabilities and results of operations of the VIE. The Primary Beneficiary is the entity that is exposed, through variable interests, to a majority of the VIE's expected losses (as defined in AcG-15) or is entitled to a majority of the VIE's expected residual returns (as defined in AcG-15), or both.

We use a variety of complex estimation processes involving both qualitative and quantitative factors to determine whether an entity is a VIE, and to analyze and calculate its expected losses and its expected residual returns. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability in those cash flows, and allocating the losses and returns among the identified parties holding variable interests to determine who is the Primary Beneficiary. In addition, there is a significant amount of judgment exercised in interpreting the provisions of AcG-15 and applying them to our specific transactions.

AcG-15 applies to a variety of our businesses, including our involvement with multi-seller conduits we administer, credit investment products and structured finance transactions. For further details on our involvement with VIEs, refer to the Off-balance sheet arrangements section and Note 6 to our Consolidated Financial Statements.

Pensions and other post-employment benefits

We sponsor a number of defined benefit and defined contribution plans providing pension and other benefits to eligible employees after retirement. These plans include registered pension plans, supplemental pension plans and health, dental, disability and life insurance plans. The pension plans provide benefits based on years of service, contributions and average earnings at retirement.

Due to the long-term nature of these plans, the calculation of benefit expenses and obligations depends on various assumptions such as discount rates, expected rates of return on assets, health care cost trend rates, projected salary increases, retirement age, mortality and termination rates. Discount rate assumption is determined using a yield curve of AA corporate debt securities. All other assumptions are determined by management and are reviewed annually by the actuaries. Actual experience that differs from the actuarial assumptions will affect the amounts of benefit obligation and expense. The weighted average assumptions used and the sensitivity of key assumptions are presented in Note 20 to our Consolidated Financial Statements.

Income taxes

Management exercises judgment in estimating the provision for income taxes. We are subject to income tax laws in various jurisdictions where we operate. These complex tax laws are potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes represents management's interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the period. A future income tax asset or liability is determined for each timing difference based on the future tax rates that are expected to be in effect and management's assumptions regarding the expected timing of the reversal of such temporary differences.

Other-than-temporary impairment of investment securities

Investments in equity and debt securities which are purchased for longer term purposes are classified as Investment account securities. These securities may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs. Investment account equity securities, including non-public and venture capital equity securities for which representative market quotes are not readily available, are carried at cost. Investment account debt securities are carried at amortized cost.

Debt and publicly traded equity investment securities are reviewed at each quarter-end to determine whether the fair value is below its carrying value. Investments in private companies' securities with carrying value greater than $5 million are reviewed semi-annually to determine whether the fair value is below its carrying value. All other strategic investments in equity securities are reviewed, at a minimum, on an annual basis to determine whether the fair value is below its carrying value.

When the fair value of any of our Investment account securities has declined below its carrying value, management is required to assess whether the decline is other than temporary. In making this assessment, we consider factors such as the type of investment, the length of time and extent to which the fair value has been below the carrying value, the financial and credit aspects of the issuer, and our intent and ability to hold the investment long enough to allow for any anticipated recovery. The decisions to record a writedown, its amount and the period in which it is recorded could change if management's assessment of those factors is different. As at October 31, 2006, total unrealized losses on Investment account securities for which the carrying value exceeded fair value were $294 million. Of this amount, $219 million was related to securities for which the carrying value had exceeded fair value for 12 months or more. During 2006, we recorded $24 million in Non-interest income on the Consolidated Statement of Income for the recognition of other-than-temporary impairment of Investment account securities.

Financial Instruments

In 2005, the CICA issued three new accounting standards: Handbook Section 1530, *Comprehensive Income* (Section 1530), Handbook Section 3855, *Financial Instruments – Recognition and Measurement* (Section 3855), and Handbook Section 3865, *Hedges* (Section 3865). These new standards became effective for us on November 1, 2006.

Comprehensive Income

Section 1530 introduces Comprehensive income which is comprised of Net income and Other comprehensive income and represents changes in Shareholders' equity during a period arising from transactions and other events with non-owner sources. Other comprehensive income (OCI) includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. Our Consolidated Financial Statements will include a Consolidated Statement of Comprehensive Income while the cumulative amount, Accumulated other comprehensive income (AOCI), will be presented as a new category of Shareholders' equity in the Consolidated Balance Sheets.

Financial Instruments – Recognition and Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when we become a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Financial assets and financial liabilities held-for-trading will be measured at fair value with gains and losses recognized in Net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets will be measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market will be measured at cost.

Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instrument or other contracts but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments will be recognized in Net income, except for derivatives that are designated as a cash flow hedge, the fair value change for which will be recognized in OCI.

Section 3855 permits an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855. Instruments that are classified as held-for-trading by way of this "fair value option" must have reliable fair values and are subject to additional conditions and disclosure requirements set out by the OSFI.

Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost.

Hedges

Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in Net income. The change in the fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in Net income. The amounts recognized in AOCI will be reclassified to Net income in the periods in which Net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments will be recognized in OCI and the ineffective portion is recognized in Net income.

For hedging relationships existing prior to adopting Section 3865 that are continued and qualify for hedge accounting under the new standard, the transaction accounting is as follows: (i) Fair value hedges – any gain or loss on the hedging instrument is recognized in the opening balance of retained earnings on transition and the carrying amount of the hedged item is adjusted by the cumulative change in fair value that reflects the designated hedged risk and the adjustment is included in the opening balance of retained earnings on transition; (ii) Cash flow hedges and hedges of a net investment in a self-sustaining foreign operation – any gain or loss on the hedging instrument that is determined to be the effective portion is recognized in AOCI and the ineffectiveness in the past periods is included in the opening balance of retained earnings on transition.

Deferred gains or losses on the hedging instrument with respect to hedging relationships that were discontinued prior to the transition date but qualify for hedge accounting under the new standards will be recognized in the carrying amount of the hedged item and amortized to Net income over the remaining term of the hedged item for fair value hedges, and for cash flow hedges it will be recognized in AOCI and reclassified to Net income in the same period during which the hedged item affects Net income. However, for discontinued hedging relationships that do not qualify for hedge accounting under the new standards, the deferred gains and losses are recognized in the opening balance of retained earnings on transition.

In October 2006, the CICA's Accounting Standards Board issued a Board Notice, *Hedges*, Section 3865, in order to provide clarifying guidance with respect to the transition provisions for deferred gains or losses on continuing and discontinued hedging relationships. The amended version of Section 3865 incorporating the clarifying guidance is expected to be issued in December 2006, with early adoption permitted. We have adopted the proposed amendments on November 1, 2006.

Impact of adopting sections 1530, 3855 and 3865
The transition adjustment attributable to the following will be recognized in the opening balance of retained earnings as at November 1, 2006: (i) financial instruments that we will classify as held-for-trading and that were not previously recorded at fair value, (ii) the difference in the carrying amount of loans and deposits prior to November 1, 2006, and the carrying amount calculated using the effective interest rate from inception of the loan, (iii) the ineffective portion of cash flow hedges, (iv) deferred gains and losses on discontinued hedging relationships that do not qualify for hedge accounting under the new standards, (v) unamortized deferred net realized gains or losses on investments that support life insurance liabilities, and (vi) consequential effects on insurance claims and policy benefit liabilities due to remeasuring the financial assets supporting these liabilities.

Adjustments arising due to remeasuring financial assets classified as available-for-sale and hedging instruments designated as cash flow hedges will be recognized in the opening balance of Accumulated other comprehensive income.

Neither of the transition amounts that will be recorded in the opening retained earnings or in the opening AOCI balance on November 1, 2006 is expected to be material to our consolidated financial position.

The tax consequences, if any, of the new standards on the transition or subsequent accounting is unknown. The tax authorities are currently reviewing the standards to determine any such implications.

Variability in Variable Interest Entities

On September 15, 2006, the EIC issued Abstract No. 163, *Determining the Variability to be Considered in Applying AcG-15* (EIC-163). This EIC provides additional clarification on how to analyze and consolidate VIEs. EIC-163 will be effective for us on February 1, 2007 and its implementation will result in the deconsolidation of certain investment funds. However, the impact is not expected to be material to our consolidated financial position or results of operations.

Controls and procedures

Disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws, and include controls and procedures that are designated to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

As of October 31, 2006, an evaluation was carried out, under the supervision of and with the participation of management, including the President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the *U.S. Securities Exchange Act of 1934* and under Multilateral Instrument 52-109. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as at October 31, 2006.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management assessed the effectiveness of our internal control over financial reporting as at October 31, 2006, and based on that assessment determined that our internal control over financial reporting was effective. See page 101 for Management's report on internal control over financial reporting and the Report of Independent Registered Chartered Accountants with respect to management's assessment of internal control over financial reporting.

No changes were made in our internal control over financial reporting during the year ended October 31, 2006, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

- **Net income of $4,757 million, up $1,320 million, or 38%. Excluding the prior year Enron litigation-related provision (1) of $326 million after-tax, net income increased $994 million, or 26%, largely due to strong earnings momentum across all business segments and lower hurricane-related charges.**
- **Revenue up $1,453 million, or 8%, from 2005 due to record trading results on improved market conditions and solid business growth in our wealth management and banking businesses.**
- **Non-interest expense up $138 million, or 1%. Excluding the prior year Enron litigation-related provision of $591 million, non-interest expense increased $729 million, or 7%, primarily due to higher variable compensation on stronger business performance.**

The following provides a discussion of our reported results from continuing operations for the year ended October 31, 2006. Factors that primarily relate to a specific segment are discussed in detail in the respective segment results section. For a discussion of our discontinued operations, refer to the Executive summary section.

In addition to providing an analysis comparing the current year to the prior year, we have included an analysis of our 2005 results compared to those for 2004.

Total revenue Table 7

(C$ millions)	2006	2005	2004
Interest income	$ 22,170	$ 16,958	$ 13,866
Interest expense	15,408	10,188	7,468
Net interest income	$ 6,762	$ 6,770	$ 6,398
Investments (1)	$ 3,820	$ 3,380	$ 3,142
Insurance (2)	3,348	3,270	2,870
Trading	2,574	1,594	1,563
Banking (3)	2,391	2,326	2,173
Underwriting and other advisory	1,024	1,026	918
Other (4), (5)	718	818	738
Non-interest income	$ 13,875	$ 12,414	$ 11,404
Total revenue	$ 20,637	$ 19,184	$ 17,802
Additional information			
Total trading revenue (6)			
Net interest income – related to trading activities	$ (539)	$ 21	$ 286
Non-interest income – trading revenue	2,574	1,594	1,563
Total	$ 2,035	$ 1,615	$ 1,849
Total trading revenue by product (6)			
Fixed income and money markets	$ 1,174	$ 1,025	$ 1,044
Equity	561	355	527
Foreign exchange contracts	300	235	278
Total	$ 2,035	$ 1,615	$ 1,849

(1) Includes brokerage, investment management and mutual funds.
(2) Includes premiums, investment and fee income.
(3) Includes service charges, foreign exchange other than trading, card services and credit fees.
(4) Includes other non-interest income, gain/loss on securities sales and securitization.
(5) During the year, we reclassified the changes in the fair value of certain derivative instruments designated as economic hedges of our stock-based compensation plan at RBC Dain Rauscher from Non-interest income – Other to Non-interest expense – Stock-based compensation, in order to more appropriately reflect the purpose of these instruments and our management of our compensation plan. All amounts have been restated to reflect this reclassification. For further details, refer to Note 1 to the Consolidated Financial Statements.
(6) Total trading revenue is comprised of trading-related revenue recorded in Net interest income and Non-interest income. Total trading revenue includes revenue from cash and related derivative securities.

2006 vs. 2005

Total revenue increased $1,453 million, or 8%, from a year ago, largely due to record trading results on improved market conditions and solid business growth in our wealth management and banking businesses reflecting our successful execution of growth initiatives and favourable market conditions. Strong M&A activity and the net gain on the exchange of our NYSE seats for NYX shares also contributed to the increase. These factors were partially offset by a reduction of $425 million due to the negative impact of the stronger Canadian dollar on translated U.S. dollar-denominated revenue, lower debt and equity origination activity and certain favourable items recorded in the prior year. These items included the gain on the sale of an Enron-related claim, a cumulative accounting adjustment related to our ownership interest in an investment and the gain on sale of LIS.

Net interest income decreased $8 million, largely driven by increased funding costs related to certain equity trading strategies and the impact of higher securitization balances. This decrease was largely offset by strong loan and deposit growth and increased spreads on deposits and personal investment products.

Investments-related revenue increased $440 million, or 13%, primarily due to strong net sales and capital appreciation in our mutual fund businesses, growth in fee-based accounts and client balances, the inclusion of Abacus and higher volumes in our full-service and self-directed brokerage businesses.

Insurance-related revenue increased $78 million, or 2%, primarily reflecting growth in our Canadian life business as well as our European life reinsurance business. This was partially offset by lower revenue in our U.S. life business largely due to lower annuity sales, the negative impact on the translated value of U.S. dollar-denominated revenue resulting from the stronger Canadian dollar and policy lapses on discontinued and mature product lines. Lower revenue from property catastrophe reinsurance reflecting our strategic reduction in exposure as we have ceased underwriting new business also contributed to the decrease.

Banking revenue was up $65 million, or 3%, mainly due to higher service fees, higher credit fees related to our investment banking activity and increased foreign exchange revenue due to higher transaction volume. These factors were partially offset by our higher credit card customer loyalty reward program costs that were recorded against revenue.

elated provision are non-GAAP financial measures. For a further discussion and reconciliation, refer to the Key financial measures (non-GAAP) section.

Trading revenue increased by $980 million, or 61%. Total trading revenue (including Net interest income and Non-interest income related to trading) was $2,035 million, up $420 million, or 26%, from a year ago largely due to record trading results on improved market conditions and growth in certain equity trading strategies. This was partly offset by higher funding costs in support of growth in certain equity trading strategies.

Underwriting and other advisory revenue decreased $2 million on lower equity origination in Canada mainly reflecting slower activity outside the resource sector and lower debt origination largely in the U.S. due to the rising interest rate environment. These factors were largely offset by stronger M&A activity.

Other revenue decreased $100 million, or 12%, largely due to a number of favourable items recorded in the prior year including the gain on the sale of an Enron-related claim, a cumulative accounting adjustment related to our ownership interest in an investment and the gain on the sale of LIS. These factors were partially offset by the receipt of a fee related to the termination of an agreement and the net gain on the exchange of our NYSE seats for NYX shares both recorded in 2006.

2005 vs. 2004

Total revenue in 2005 increased $1,382 million, or 8%, compared to 2004, reflecting revenue growth across all lines of business in part due to our growth initiatives and favourable North American business conditions. These factors resulted in increased revenue from our lending, deposit, insurance and wealth management businesses. The increase was partially offset by a reduction of $420 million due to the negative impact of the stronger Canadian dollar on translated U.S. dollar-denominated revenue.

Net interest income increased $372 million, or 6%, largely driven by increased loan and deposit volumes in both Canada and the U.S., partially offset by increased funding costs as a result of higher volumes and rates on funding positions related to equity trading.

Investments-related revenue increased $238 million, or 8%, primarily due to higher transaction volumes and growth in client assets in our full-service brokerage business and strong mutual fund sales and capital appreciation.

Insurance-related revenue increased $400 million, or 14%, reflecting growth in our disability insurance business, which has included UnumProvident since May 1, 2004, as well as strong growth in our property and casualty, life and reinsurance businesses. This was partially offset by the effect of the sale of LIS in 2005.

Banking revenue increased $153 million, or 7%, mainly due to increased foreign exchange revenue and higher service fees.

Trading revenue improved $31 million, or 2%. Total trading revenue (including Net interest income and Non-interest income related to trading) was $1,615 million, down $234 million, or 13%, from a year ago across all product categories but primarily in our equity trading business largely due to challenging market conditions for most of 2005.

Underwriting and other advisory revenue increased $108 million, or 12%, on higher debt originations due to a historically low interest rate environment and higher equity originations arising from strength in income trust and structured products.

Other revenue increased $80 million, or 11%, largely due to the gain on the sale of an Enron-related claim, higher securitization revenue and higher private equity gains, which were partially offset by the gain on the sale of real estate in 2004.

Net interest income and margin — Table 8

(C$ millions, except percentage amounts)	2006	2005	2004
Net interest income	$ 6,762	$ 6,770	$ 6,398
Average assets (1)	502,100	445,300	418,200
Net interest margin (2)	1.35%	1.52%	1.53%

(1) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(2) Net interest income as a percentage of average assets.

2006 vs. 2005

Net interest margin decreased 17 bps reflecting both lower net interest income and an increase in lower yielding and non-interest earning assets.

The decrease in net interest income compared to the prior year primarily reflected higher funding costs in support of growth in certain equity trading strategies which was partially offset by stronger loan and deposit growth and increased spreads on deposits and personal investment products.

We experienced higher growth and activity in lower yielding and non-interest earning assets including trading securities and assets purchased under reverse repurchase agreements and securities borrowed largely in support of our trading and other business activities which generate non-interest income. For further details, refer to Tables 56 and 57 in the Additional financial information section.

2005 vs. 2004

Net interest margin decreased 1 bp, largely reflecting higher funding costs in RBC Capital Markets in support of their trading activities. This decrease was partially offset by net interest margin improvement in RBC U.S. and International Personal and Business largely due to strong loan growth relative to other assets, which earn lower returns.

Non-interest expense — Table 9

(C$ millions)	2006	2005	2004
Salaries	$ 3,264	$ 3,155	$ 3,199
Variable compensation	2,827	2,309	2,283
Stock-based compensation (1)	169	169	124
Benefits and retention compensation	1,080	1,103	1,095
Human resources	$ 7,340	$ 6,736	$ 6,701
Equipment	957	960	906
Occupancy	792	749	765
Communications	687	632	672
Professional and other external services	926	825	768
Other expenses	793	1,455	1,021
Non-interest expense	$ 11,495	$ 11,357	$ 10,833

(1) During the year, we reclassified the changes in the fair value of certain derivative instruments designated as economic hedges of our stock-based compensation plan at RBC Dain Rauscher from Non-interest income – Other to Non-interest expense – Stock-based compensation, in order to more appropriately reflect the purpose of these instruments and our management of our compensation plan. All amounts have been restated to reflect this reclassification. For further details, refer to Note 1 to the Consolidated Financial Statements.

Non-interest expense increased $138 million, or 1%, compared to the prior year. Excluding the Enron provision, non-interest expense increased $729 million, or 7%, which largely reflected higher variable compensation primarily in RBC Capital Markets and our wealth management businesses reflecting strong business performance. Higher costs in support of our growth initiatives also contributed to the increase. These costs reflected a higher level of sales personnel and infrastructure in our distribution network, increased costs related to systems application development, higher marketing and advertising costs, and a larger number of branches. The increase in non-interest expense was partially offset by the $215 million reduction in the translated value of U.S. dollar-denominated expenses due to the stronger Canadian dollar and the prior year settlement of the Enron MegaClaims bankruptcy lawsuit.

Non-interest expense excluding the prior year Enron provision is a non-GAAP measure. For a reconciliation and further discussion, refer to the Key financial measures (non-GAAP) section.

Non-interest expense increased $524 million, or 5%, from 2004, largely reflecting the prior year Enron provision of $591 million. Stock-based compensation was also higher in light of the significant appreciation in our common share price in 2005. Increased costs related to the higher level of sales and service personnel in our Canadian branch network also contributed to the increase. These factors were partially offset by a $260 million decline in expenses due to the positive impact of the stronger Canadian dollar on the translation of U.S. dollar-denominated expenses and improved productivity reflecting cost-reduction efforts attributable to streamlining head office and support operations, procurement initiatives and lower occupancy costs as a result of optimizing our office space. The prior year also included the Rabobank settlement costs.

Provision for credit losses — Table 10

(C$ millions)	2006	2005	2004
Residential mortgages	$ 6	$ 2	$ 7
Personal	306	259	222
Credit cards	163	194	167
Consumer	$ 475	$ 455	$ 396
Business and government	7	(66)	125
Specific provision	$ 482	$ 389	$ 521
General provision	(53)	66	(175)
Provision for credit losses	$ 429	$ 455	$ 346

2006 vs. 2005
Total provision for credit losses decreased $26 million, or 6%, from a year ago. The decrease largely reflected a $50 million reversal of the general allowance this year, the favourable impact of the higher level of securitized credit cards, and the continued strong credit quality of our U.S. loan portfolio. The prior year also included our 50% proportionate share of a provision booked at Moneris. These factors were partially offset by higher provisions for our Canadian personal loan and small business portfolios, as well as lower recoveries in our corporate and agriculture portfolios.

Specific provision for credit losses for consumer loans was up $20 million, or 4%, compared to the previous year. The increase was largely due to higher provisions in Canadian personal loans in part reflecting portfolio growth, which was partly offset by the favourable impact of the higher level of securitized credit cards.

Business and government provision for credit losses increased $73 million over the prior year. The increase primarily reflected the transfer of $52 million from the specific allowance to the general allowance in the prior year as a result of the alignment of our enterprise-wide accounting treatment of credit losses, lower recoveries in our corporate and agriculture portfolios, and higher provisions in small business loans in the current year. These factors were partially offset by a lower provision in our U.S. business portfolio reflecting continued strong credit quality. The prior year included our 50% proportionate share of a provision booked at Moneris.

The general provision decreased $119 million from a year ago. The decrease was largely due to a $50 million reversal of the general allowance this year in light of the strengthening of our corporate loan portfolio reflecting continuing favourable credit conditions, and the transfer of $52 million from the specific allowance to the general allowance in the prior year.

2005 vs. 2004
Total provision for credit losses increased $109 million, or 32%, from 2004. The increase was mainly due to the $175 million reversal of the general allowance in 2004 and higher specific provisions in personal credit lines and credit cards mainly due to portfolio growth in 2005. The increase was partially offset by higher corporate recoveries and lower student loan losses in 2005.

Insurance policyholder benefits, claims and acquisition expense — Table 11

(C$ millions)	2006	2005	2004
Insurance policyholder benefits, claims and acquisition expense	$ 2,509	$ 2,625	$ 2,124

2006 vs. 2005
Insurance policyholder benefits, claims and acquisition expense decreased $116 million, or 4%, compared to the prior year. The decrease primarily reflected a $142 million (before- and after-tax) reduction in hurricane-related charges for estimated net claims, as we recorded $203 million in 2005 related to hurricanes Katrina, Rita and Wilma and $61 million for additional claims in 2006 predominantly related to Hurricane Wilma. The favourable impact on the translated value of U.S. dollar-denominated actuarial liabilities as a result of the stronger Canadian dollar and lower U.S. annuity sales also contributed to the decrease. These factors were partially offset by higher benefits and claims costs associated with business growth and a reduced level of net favourable actuarial liability adjustments this year.

Insurance policyholder benefits, claims and acquisition expense increased $501 million, or 24%, over 2004 largely reflecting higher business volumes in the disability insurance business, which has included UnumProvident since May 1, 2004, and charges for estimated net claims for damages related to hurricanes Katrina, Rita and Wilma. Net increases in life insurance liabilities reflecting decreases in long-term interest rates, a change in the tax treatment of certain invested assets, and higher policy maintenance costs also contributed to the increase. These items were partially offset by a net decrease in health insurance reserves due to improved disability claims and termination experience.

Taxes Table 12

(C$ millions, except percentage amounts)	2006	2005	2004
Income taxes	$ 1,403	$ 1,278	$ 1,287
Other taxes			
Goods and services and sales taxes	$ 218	$ 218	$ 225
Payroll taxes	217	220	207
Capital taxes	107	164	140
Property taxes (1)	92	93	84
Insurance premium taxes	39	39	33
Business taxes	7	9	13
	680	743	702
Total	$ 2,083	$ 2,021	$ 1,989
Effective income tax rate (2)	22.6%	27.2%	29.8%
Effective total tax rate (3)	30.3%	37.1%	39.6%

(1) Includes amounts netted against non-interest income regarding investment properties.
(2) Income taxes as a percentage of net income before income taxes.
(3) Total income and other taxes as a percentage of net income before income and other taxes.

Our operations are subject to a variety of taxes, including taxes on income and capital assessed by Canadian federal and provincial governments and taxes on income assessed by the governments of international jurisdictions where we operate. Taxes are also assessed on expenditures and supplies consumed in support of our operations.

2006 vs. 2005

As shown in Table 12 above, income taxes are up from last year, largely reflecting higher earnings and the impact of the $591 million ($326 million after-tax) Enron litigation-related provision recorded in the prior year. The effective income tax rate for the year decreased 4.6% primarily due to higher income reported by our international subsidiaries that operate in lower income tax jurisdictions, a higher level of income from tax-advantaged sources (Canadian taxable corporate dividends), and the favourable resolution of income tax audits in 2006 related to prior years.

Other taxes decreased by $63 million, largely due to lower capital taxes primarily related to recoveries of capital taxes paid in prior periods and a lower Canadian capital base on which capital taxes are levied.

In addition to the income and other taxes reported in the Consolidated Statements of Income, we recorded income taxes of $136 million in 2006 (2005 – $220 million) in Shareholders' equity, a reduction of $84 million, reflecting a decrease in unrealized foreign currency translation gains as shown in Note 24 to our Consolidated Financial Statements.

2005 vs. 2004

Income taxes were relatively unchanged compared to 2004, despite higher income before income taxes from continuing operations. Higher income reported by our international subsidiaries that operated in lower income tax jurisdictions, additional income from tax-advantaged sources, and a tax recovery resulting from the Enron litigation provision had the effect of lowering our effective tax rate by 2.6% to 27.2% compared to 2004.

Other taxes increased by $41 million, largely due to an increase in capital and payroll taxes as a result of higher capital levels and business growth. In addition to the income and other taxes reported in the Consolidated Statements of Income, we recorded income taxes of $220 million in 2005 ($330 million in 2004) in Shareholders' equity, a reduction of $110 million, reflecting a decrease in unrealized foreign currency translation gains as shown in Note 24 to our Consolidated Financial Statements.

Business realignment charges Table 13

	Expense for the year ended October 31			Liability balance as at October 31		
(C$ millions)	2006	2005	2004	2006	2005	2004
Employee-related	$ –	$ 45	$ 164	$ 41	$ 118	$ 164
Other	–	–	13	2	–	13
Total business realignment charges from continuing operations	$ –	$ 45	$ 177	$ 43	$ 118	$ 177

In 2006, we continued to implement the additional cost-reduction activities identified during 2005. However, we did not record any additional business realignment charges for continuing operations. The charges incurred in the prior year primarily related to the net additional positions identified for elimination.

The business realignment liability from continuing operations decreased by a net of $75 million from the prior year largely reflecting employee-related payments for income-protection and professional fees. Although the majority of our realignment initiatives were completed by the end of 2006, certain payments related to income-protection and certain lease obligations will continue. For additional details, refer to Note 23 to our Consolidated Financial Statements.

Results by geographic segment (1), (2)

(C$ millions)	2006 Canada	2006 United States	2006 Other International	2006 Total	2005 Canada	2005 United States	2005 Other International	2005 Total	2004 Canada	2004 United States	2004 Other International	2004 Total
Net interest income	$ 6,011	$ 108	$ 643	$ 6,762	$ 5,605	$ 608	$ 557	$ 6,770	$ 5,011	$ 934	$ 453	$ 6,398
Non-interest income	7,552	4,397	1,926	13,875	6,901	3,955	1,558	12,414	6,121	3,743	1,540	11,404
Total revenue	13,563	4,505	2,569	20,637	12,506	4,563	2,115	19,184	11,132	4,677	1,993	17,802
Provision for (recovery of) credit losses	456	(28)	1	429	433	23	(1)	455	343	61	(58)	346
Insurance policyholder benefits, claims and acquisition expense	1,379	683	447	2,509	1,270	809	546	2,625	909	872	343	2,124
Non-interest expense	7,056	3,038	1,401	11,495	6,685	3,595	1,077	11,357	6,395	3,457	981	10,833
Business realignment charges	–				45	–	–	45	142	29	6	177
Income taxes and non-controlling interest	1,495	13	(61)	1,447	1,299	(64)	30	1,265	1,172	46	81	1,299
Net income from continuing operations	$ 3,177	$ 799	$ 781	$ 4,757	$ 2,774	$ 200	$ 463	$ 3,437	$ 2,171	$ 212	$ 640	$ 3,023
Net income (loss) from discontinued operations	$ –	$ (29)	$ –	$ (29)	$ –	$ (50)	$ –	$ (50)	$ –	$ (220)	$ –	$ (220)
Net income	$ 3,177	$ 770	$ 781	$ 4,728	$ 2,774	$ 150	$ 463	$ 3,387	$ 2,171	$ (8)	$ 640	$ 2,803

(1) For geographic reporting, our segments are grouped into Canada, United States and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions and prospects for growth due to positive economic changes. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of our clients.

(2) Certain consolidated and segment-related amounts have been restated to conform to our current management reporting framework and changes made to our business segments during the year. For further discussion, refer to the How we manage our business segments section.

2006 vs. 2005

Net income in Canada was $3,177 million, up $403 million, or 15%, compared to the prior year. This increase largely reflected strong revenue growth in our wealth management and banking businesses due to our successful execution of growth initiatives and the continuing favourable economic conditions. Stronger M&A activity also contributed to the increase. These factors were partly offset by higher variable compensation on stronger business performance and increased costs in support of business growth.

U.S. net income of $770 million was up $620 million, or 413%, from 2005 and is comprised of net income from continuing operations of $799 million and a net loss from discontinued operations of $29 million. U.S. net income from continuing operations was up $599 million, or 300%, compared to the prior year largely reflecting the prior year Enron provision and strong trading results in the current period. These factors were partially offset by lower debt originations, lower U.S. annuity sales, the negative impact of the stronger Canadian dollar on the translated value of U.S. dollar-denominated income and the gain recorded in the prior year on the sale of LIS in 2005.

Net loss from discontinued operations of $29 million in 2006 compared to a net loss of $50 million in the prior year. The current period net loss reflected charges related to the wind-down of operations of RBC Mortgage. The prior year net loss largely reflected charges related to the sale of certain assets and wind-down of operations, including the costs of closing RBC Mortgage's Chicago office and certain branches, employee incentive payments and the writedown of certain assets.

Other international net income was up $318 million, or 69%, from 2005, mainly reflecting the $142 million reduction in net estimated hurricane-related charges, as we recorded $203 million in the prior year related to hurricanes Katrina, Rita and Wilma and $61 million for additional claims in the current period predominantly related to Hurricane Wilma, income tax amounts which were largely related to enterprise-funding activities and solid business growth in our European life reinsurance business. These factors were partially offset by lower revenue from property catastrophe reinsurance reflecting our strategic reduction in exposure.

2005 vs. 2004

Net income in Canada was $2,774 million, up $603 million, or 28%, from 2004. This increase reflected growth in our banking and wealth management businesses, and volume growth in our disability insurance business as a result of the acquisition of UnumProvident. These factors were partly offset by higher non-interest expense, largely reflecting higher levels of sales and service personnel in our Canadian distribution network, higher benefit costs and higher advertising and new program costs in support of business growth. The provision for credit losses increased $90 million, which largely reflected the reversal of the general allowance in 2004.

U.S. net income of $150 million in 2005 compared to a net loss of $8 million in 2004. U.S. net income from continuing operations of $200 million in 2005 compared to net income of $212 million in 2004. Net income from continuing operations in 2005 largely reflected the Enron litigation provision recorded and the negative impact of the stronger Canadian dollar on the translated value of U.S. dollar-denominated earnings. These factors were partially offset by reductions in non-interest expense related to Client First and lower provision for credit losses reflecting improved credit conditions. Also, 2004 included the Rabobank settlement costs. Net loss from discontinued operations of $50 million in 2005 compared to a net loss of $220 million in 2004. The net loss in 2005 reflected charges related to the sale and wind-down of operations, including the costs of closing RBC Mortgage's Chicago office and certain branches, employee incentive payments and the writedown of certain assets. The net loss in 2004 of $220 million largely reflected the $130 million goodwill impairment charge related to RBC Mortgage.

Other international net income was down $177 million, or 28%, from 2004, mainly reflecting the $203 million charges for estimated net claims from hurricanes Katrina, Rita and Wilma.

Related party transactions

In the ordinary course of business, we provide normal banking services, operational services and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related parties. We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. In addition, we offer deferred share and other plans to non-employee directors, executives and certain other key employees. For further information, refer to Notes 9 and 21 to our Consolidated Financial Statements.

Results and trend analysis

Our quarterly earnings, revenue and expense are impacted by a number of trends and recurring factors which include seasonality, general economic conditions and competition.

Seasonality
Seasonal factors impact our results in most quarters. The second quarter has fewer days than the other three quarters, resulting in a decrease in individual revenue and expense items. The third and fourth quarters include the summer months, during which market activity frequently slows, negatively impacting the results of our capital markets, brokerage and investment management businesses.

Impact of economic and market conditions
In general, economic conditions remained favourable over the past eight quarters and positively impacted our businesses. A relatively solid housing market, a low but rising interest rate environment, strong labour markets conditions, as well as solid consumer and business spending supported loan and deposit growth and strong demand for our wealth management products over the period. These favourable factors, along with our continued risk management efforts, contributed to a general improvement in our portfolio credit quality. In general, capital market conditions were more favourable in 2006 compared to the prior year, characterized by higher equity market volatility, near record high M&A activity and solid cash equities business which benefited from healthy foreign demand for Canadian natural resource-based equities.

Partly offsetting these favourable factors was the strengthening of the Canadian dollar over the period, which resulted in a lower translated value of our U.S. dollar- and GBP-denominated earnings, primarily in our wholesale and U.S. retail operations. In addition, heightened market competition in both Canadian and U.S. lending products resulted in spread compression. There was also increased competition in wholesale banking, as U.S.-based investment banks expanded their presence in Canada after the elimination of foreign content restrictions on Canadian registered retirement products.

The following table summarizes our results for the last eight quarters.

Quarterly results (1) — Table 15

	2006				2005			
(C$ millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net interest income	$ 1,721	$ 1,757	$ 1,609	$ 1,675	$ 1,757	$ 1,657	$ 1,662	$ 1,694
Non-interest income	3,628	3,449	3,513	3,285	3,039	3,272	3,024	3,079
Total revenue	$ 5,349	$ 5,206	$ 5,122	$ 4,960	$ 4,796	$ 4,929	$ 4,686	$ 4,773
Non-interest expense	2,955	2,861	2,928	2,751	3,310	2,732	2,661	2,654
Provision for credit losses	159	99	124	47	103	128	116	108
Insurance policyholder benefits, claims and acquisition expense	611	627	619	652	740	681	622	582
Business realignment charges	–	–	–	–	40	1	2	2
Net income before income taxes and non-controlling interest in subsidiaries	$ 1,624	$ 1,619	$ 1,451	$ 1,510	$ 603	$ 1,387	$ 1,285	$ 1,427
Income taxes	342	381	348	332	90	392	353	443
Non-controlling interest in net income of subsidiaries	19	44	(25)	6	(30)	(6)	16	7
Net income from continuing operations	1,263	1,194	1,128	1,172	543	1,001	916	977
Net income (loss) from discontinued operations	(1)	(17)	(10)	(1)	(21)	(22)	(9)	2
Net income	$ 1,262	$ 1,177	$ 1,118	$ 1,171	$ 522	$ 979	$ 907	$ 979
Earnings per share (2) – basic	$ .97	$ .91	$ .86	$ .90	$ .40	$ .75	$ .70	$ .76
– diluted	$ .96	$ .90	$ .85	$ .89	$ .39	$ .74	$ .69	$ .75
Earnings per share (2) from continuing operations – basic	$ .97	$ .92	$ .87	$ .90	$ .42	$ .77	$ .71	$ .76
– diluted	$ .96	$ .91	$ .86	$ .89	$ .41	$ .76	$ .70	$ .75
Segment net income (loss) from continuing operations								
RBC Canadian Personal and Business	$ 775	$ 742	$ 608	$ 669	$ 504	$ 679	$ 524	$ 597
RBC U.S. and International Personal and Business	126	111	106	101	132	80	82	93
RBC Capital Markets	315	329	433	330	(57)	255	294	268
Corporate Support	47	12	(19)	72	(36)	(13)	16	19
Net income from continuing operations	$ 1,263	$ 1,194	$ 1,128	$ 1,172	$ 543	$ 1,001	$ 916	$ 977
Period average USD equivalent of C$1.00 (3)	$ .897	$ .896	$ .877	$ .865	$ .850	$ .810	$ .811	$ .827
Period-end USD equivalent of C$1.00	.890	.884	.894	.878	.847	.817	.795	.806

(1) Certain consolidated and segment-related amounts have been restated to conform to our current management reporting framework and changes made to our business segments during the year. For further discussion, refer to the How we manage our business segments section.
(2) On April 6, 2006, we paid a stock dividend of one common share on each of our issued and outstanding common shares. The effect is the same as a two-for-one split of our common shares. All earnings per share calculations have been retroactively adjusted to reflect the stock dividend.
(3) Average amounts are calculated using month-end spot rates for the period.

Trend analysis

Overview

Over the last eight quarters, our results were affected by a number of favourable and unfavourable specified items. In the first quarter of 2006 and the fourth quarter of 2005, our results were impacted by $61 million (before- and after-tax) and $203 million (before- and after-tax), respectively, of hurricane-related charges in our insurance business. In the fourth quarter of 2005, we recorded a $591 million ($326 million after-tax) provision for Enron litigation-related matters. A $50 million reversal of the general allowance was recorded in the first quarter of 2006 in light of the strengthening of our corporate loan portfolio reflecting continuing favourable credit conditions. Our results were also impacted by the acquisition and disposition of certain businesses. We recorded an additional $40 million business realignment charge for continuing operations in the fourth quarter of 2005. In addition, RBC Mortgage was classified as discontinued operations in the second quarter of 2005 and certain assets of RBC Mortgage were sold in the fourth quarter of 2005.

Consolidated results

Our consolidated net income from continuing operations throughout 2006 was consistently higher than the prior year. This largely reflected a general increase in revenue across all our business segments. This positive trend was partially offset by the lower translated value of foreign currency-denominated revenue and earnings as a result of the strengthening of the Canadian dollar over the period.

Non-interest expense increased over the period, largely reflecting increased variable compensation on strong business performance and higher costs in support of our growth initiatives, except for the fourth quarter of 2005, when we recorded a provision for Enron. The increase was partially offset by a reduction in the translated value of U.S. dollar-denominated expenses due to the strengthening of the Canadian dollar over the period.

Provision for credit losses fluctuated slightly over the period. The decrease in provisions in the first quarter of 2006 was primarily due to a $50 million reversal of the general allowance discussed earlier. The fourth quarter of 2006 was impacted by higher provisions for personal and small business loans along with lower corporate recoveries. Corporate and commercial recoveries had positively impacted our business results over the period.

Income taxes generally trended downward over the period, despite higher earnings before income taxes from continuing operations. This largely reflected higher earnings reported by our foreign subsidiaries operating in lower income tax jurisdictions, higher income from tax-advantaged sources (Canadian taxable corporate dividends) and the favourable resolution of an income tax audit in the first quarter of 2006. These factors contributed to a reduction in our effective income tax rate over the last eight quarters from 31.0% to 21.1%.

Non-controlling interest in net income of subsidiaries fluctuated over the period, which depends on the net income attributed to third-party investors in entities in which we do not have 100% ownership, but are required to consolidate.

Business segment results

RBC Canadian Personal and Business net income generally increased over the last eight quarters. This reflected strong volume growth across most business lines and generally improved margins, despite strong market competition and a shift in client preferences towards lower spread products.

RBC U.S. and International Personal and Business results largely trended upward over the period. This was primarily driven by solid revenue growth, albeit partly restrained by the negative impact on the translated value of U.S. dollar-denominated earnings due to the stronger Canadian dollar.

RBC Capital Markets recorded a general improvement in earnings over the period, with the exception of the fourth quarter of 2005, which included the $591 million ($326 million after-tax) provision for Enron litigation-related matters. Our diverse business and product offerings, together with business expansions and growing global distribution capabilities, contributed to this positive trend. In addition, income taxes trended downward, despite increased earnings before tax, largely due to higher earnings reported by our international subsidiaries operating in lower tax jurisdictions. However, these factors were partially offset by the lower translated value of U.S. dollar- and GBP-denominated earnings resulting from the stronger Canadian dollar.

Fourth quarter net income of $1,262 million was up $740 million, or 142%, from a year ago. Diluted EPS were $.96, up 146%. ROE was 23.9%. The increase largely reflected the impact of the prior year provision of $591 million ($326 million after-tax) related to Enron litigation matters. Excluding the prior year Enron provision, net income increased $414 million, or 49%.

Continuing operations
Net income from continuing operations of $1,263 million increased $720 million, or 133%, compared to the prior year and diluted EPS were up $.55, or 134%. ROE was 23.6%. Excluding the prior year Enron provision, net income increased $394 million, or 45%, and diluted EPS were up $.30, or 45%. The increase was primarily due to stronger revenue growth in our wealth management and banking businesses reflecting our successful execution of growth initiatives, and stronger trading results in our capital markets businesses. The reduction in our effective income tax rate in the current year and the prior year charge related to estimated net claims for damages related to hurricanes also contributed to the improvement in our results. These factors were partially offset by higher variable compensation reflecting stronger business performance, higher costs related to our ongoing initiatives and investments to support growth and higher provision for credit losses.

Total revenue increased $553 million, or 12%, from a year ago, reflecting solid revenue growth in our wealth management and banking businesses and stronger trading results. Higher M&A activity and solid business growth in our European life reinsurance businesses also contributed to the increase. These factors were partly offset by the prior year gain on the sale of an Enron-related claim and lower debt and equity origination activity in the current period.

Non-interest expense decreased $355 million, or 11%, from a year ago, largely reflecting the prior year Enron provision. Excluding the Enron provision, non-interest expense was up $236 million, or 9%, largely reflecting higher variable compensation on stronger business performance. Higher staffing levels in our distribution network, as well as increased marketing and advertising costs in support of our business growth also contributed to the increase.

Provision for credit losses increased $56 million from a year ago, largely reflecting lower recoveries in our corporate and agriculture portfolios in the current quarter and increased provisions in our personal loan and small business portfolios.

Insurance policyholder benefits, claims and acquisition expense decreased $129 million, or 17%, over the prior year. The decrease largely reflected a charge of $203 million (before- and after-tax) related to estimated net claims for damages related to hurricanes Katrina, Rita and Wilma, which was partially offset by a net reduction in actuarial liabilities of $74 million, both of which were recorded in the prior period.

Discontinued operations
The net loss of $1 million in the fourth quarter of 2006 compared to a net loss of $21 million a year ago, which reflected an operating loss prior to the sale of certain assets of RBC Mortgage to Home123 Corporation on September 2, 2005, as well as charges related to the sale and wind-down of operations. As at October 31, 2006, we have substantially disposed of the assets and obligations related to RBC Mortgage that were not transferred to Home123 Corporation.

Business segment results from continuing operations

Results by business segment (1) — **Table 16**

(C$ millions)	2006 RBC Canadian Personal and Business	RBC U.S. and International Personal and Business	RBC Capital Markets (2)	Corporate Support (2)	Total	2005 Total	2004 Total
Net interest income	$ 5,941	$ 1,109	$ 201	$ (489)	$ 6,762	$ 6,770	$ 6,398
Non-interest income	7,440	1,763	4,492	180	13,875	12,414	11,404
Total revenue	$ 13,381	$ 2,872	$ 4,693	$ (309)	$ 20,637	$ 19,184	$ 17,802
Non-interest expense	6,140	2,260	3,058	37	11,495	11,357	10,833
Provision for (recovery of) credit losses	604	26	(115)	(86)	429	455	346
Insurance policyholder benefits, claims and acquisition expense	2,509	–	–	–	2,509	2,625	2,124
Business realignment charges	–	1	(1)	–	–	45	177
Net income before income taxes and non-controlling interest in net income of subsidiaries	$ 4,128	$ 585	$ 1,751	$ (260)	$ 6,204	$ 4,702	$ 4,322
Net income from continuing operations	$ 2,794	$ 444	$ 1,407	$ 112	$ 4,757	$ 3,437	$ 3,023
Return on equity (ROE) (3)	31.5%	13.6%	29.3%	3.0%	23.3%	18.1%	16.8%
Return on risk capital (RORC) (3)	43.1%	22.4%	37.7%	n.m.	37.0%	29.7%	26.5%
Average assets (4)	$ 200,700	$ 39,000	$ 267,800	$ (5,400)	$ 502,100	$ 445,300	$418,200

(1) Certain consolidated and segment-related amounts have been restated to conform to our current management reporting framework and changes made to our business segments during the year. Reported amounts include securitized residential mortgage and credit card loans. For further discussion, refer to the How we manage our business segments section.
(2) Net interest income, total revenue and net income before income taxes are presented in RBC Capital Markets on a taxable equivalent basis. The taxable equivalent basis adjustment is eliminated in the Corporate Support segment. For a further discussion, refer to the How we manage our business segments section.
(3) Average risk capital and the Return on risk capital are non-GAAP financial measures. For further discussion and reconciliation, refer to the Key financial measures (non-GAAP) section.
(4) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
n.m. not meaningful

RBC Canadian Personal and Business
Net income of $2,794 million increased $490 million, or 21%, from a year ago. The increase largely reflected strong revenue growth in our banking and wealth management businesses and lower hurricane-related charges this year. The increase was partly offset by higher variable compensation on stronger business performance, increased costs in support of business growth and higher provision for credit losses partly due to loan growth and lower recoveries.

RBC U.S. and International Personal and Business
Net income of $444 million was up $57 million, or 15%, from the prior year, despite a $28 million reduction due to the negative impact of a stronger Canadian dollar on the translated value of U.S. dollar-denominated earnings. In U.S. dollars, net income was up US$73 million, or 23%, driven by strong revenue growth in *Wealth Management* and solid business growth and improved credit quality in *Banking*.

RBC Capital Markets
Net income was $1,407 million, up $647 million, or 85%, compared to a year ago, mostly reflecting the prior year Enron provision and record trading results in the current period. Excluding the prior year Enron provision, net income increased $321 million, or 30%, compared to a year ago largely reflecting record trading results, a lower effective income tax rate and near record M&A fees. These factors were partly offset by higher variable compensation on improved business performance, lower debt and equity origination activity and the negative impact of a stronger Canadian dollar on the translated value of our U.S. dollar- and GBP-denominated earnings.

Corporate Support
Net income of $112 million for the year mainly reflected income tax amounts which were largely related to enterprise funding activities and the favourable resolution of income tax audits related to prior years not allocated to the business segments. Mark-to-market gains on derivatives related to certain economic hedges also contributed to net income in the year. These factors were partially offset by the timing of securitization activity and an amount accrued for lease obligations.

Revenue contribution from our business segments (C$ millions)



25,000
20,000
15,000
10,000
5,000
0
2004
2005
2006
RBC Capital Markets
RBC U.S. and International Personal and Business
RBC Canadian Personal and Business

Net income contribution from our business segments (C$ millions)



5,000
4,000
3,000
2,000
1,000
0
2004
2005
2006
RBC Capital Markets
RBC U.S. and International Personal and Business
RBC Canadian Personal and Business

How we manage our business segments

Our management reporting framework is intended to measure the performance of each business segment as if it was a stand-alone business and reflect the way the business segments are managed. This approach is intended to ensure that our business segment results reflect all relevant revenue and expenses associated with the conduct of their business and depicts how management views their results.

We use and report certain non-GAAP financial measures, consistent with our management framework. These measures do not have standardized meanings under GAAP and are not necessarily comparable with similar information reported by other financial institutions.

The following highlights how our segments are managed and reported:

- RBC Canadian Personal and Business reported results include securitized residential mortgage and credit card loans and related amounts for income and provision for credit losses. The securitized residential mortgage and credit card loans included as at October 31, 2006 were $17.8 billion and $3.7 billion, respectively.
- RBC U.S. and International Personal and Business reported results include additional disclosure in U.S. dollars as we largely review and manage the results of this segment on a U.S. dollar basis.
- RBC Capital Markets results are reported on a teb basis, which grosses up net interest income from certain tax-advantaged sources (Canadian taxable corporate dividends) to their effective tax equivalent value with a corresponding offset recorded in the provision for income taxes. This enhances the comparability of revenue and related ratios across our taxable and tax-advantaged sources of revenue.
- Corporate Support results include all enterprise level activities that are undertaken for the benefit of the organization which are not allocated to our three business segments, such as enterprise funding, securitizations and net charges associated with unattributed capital. The reported results of the Corporate Support segment also reflect consolidation adjustments, including the elimination of the teb adjustments recorded in RBC Capital Markets.

Key methodologies
The following outlines the key methodologies and assumptions used in our management reporting framework. These assumptions and methodologies are periodically reviewed by management to ensure that they remain valid.

Expense allocation
In order to ensure that our segments' results include expenses associated with the conduct of their business, we allocate costs incurred or services provided by our Global Technology and Operations and Global Functions groups, which were directly undertaken or provided on behalf of the segments. For other costs not directly attributable to our business segments, including overhead costs and other indirect expenses, we use our management reporting framework for allocating these costs to each business in a manner that reflects the underlying benefits.

Capital attribution
Our framework also assists in the attribution of capital to our business segments in a manner that consistently measures and aligns economic costs with the underlying benefits and risks associated with the activities of each business segment. The amount of capital assigned to each segment is referred to as Attributed equity. Unattributed equity and associated net charges are reported in Corporate Support.

The capital attribution methodologies, detailed in the Capital management section of this Annual Report, involve a number of assumptions and estimates that are revised periodically. Any changes to these factors directly impact other measures such as our business segments' return on average equity and return on average risk capital.

Funds transfer pricing
Our funds transfer pricing methodology is used to allocate interest income and expense to each business. This allocation considers the interest rate risk, liquidity risk and regulatory requirements of our business segments. Our segments may retain certain interest rate exposures subject to management approval that would be expected in the normal course of operations. Other activities conducted between our business segments are generally conducted at market rates.

Taxable equivalent basis (teb)
Similar to many other institutions, we analyze income from certain tax-advantaged sources (in our case, Canadian taxable corporate dividends) on a taxable equivalent basis (teb). Under this approach, we gross up revenue from tax-advantaged sources, which currently includes only our Canadian taxable corporate dividends recorded in Net interest income, to their tax equivalent value with a corresponding offset recorded in the provision for income taxes. We record teb adjustments in RBC Capital Markets and record elimination adjustments in Corporate Support. We believe these adjustments are useful and reflect how RBC Capital Markets manages its business since it enhances the comparability of revenue and related ratios across our taxable and tax-advantaged sources of revenue. The use of teb adjustments and measures may not be comparable to similar GAAP measures or similarly adjusted amounts at other financial institutions. The teb adjustments for 2006 were $213 million (2005 – $109 million; 2004 – $55 million).

Changes made in 2006
The following highlights the key changes we made to our management reporting framework and business segments during the year. All segment historical comparatives have been restated for 2005 and 2004. These changes did not have an impact on our consolidated results or disclosure, unless otherwise noted.

- We enhanced our transfer pricing methodologies.
- We recorded the teb adjustments, which gross up tax-advantaged income, currently Canadian taxable corporate dividends, to their tax equivalent value, in RBC Capital Markets, and eliminated the teb adjustments in Corporate Support.
- We reported segment net interest margin (NIM) based on earning assets only. Previously, we reported segment NIM based on Total average assets. This change was made as NIM based on earning assets is viewed by management as a more meaningful measure, as it only includes those assets that give rise to our reported net interest income including deposits with other banks, certain securities and loans. In conjunction with this change, we added residential mortgages securitized balances and reclassified certain income amounts in RBC Canadian Personal and Business. The securitization of residential mortgage and credit card loans and related results are offset in our Corporate Support segment.
- We reclassified the mark-to-market changes in the fair value of derivative instruments designated as economic hedges for our stock-based compensation plan at RBC Dain Rauscher. This resulted in amounts being reclassified from Non-interest income to Non-interest expense – Stock-based compensation in order to more appropriately reflect the purpose of these instruments and our management of this compensation plan. The reclassification did not apply to other securities used to economically hedge RBC Dain Rauscher's stock-based compensation plan. Consolidated results have been restated to reflect this change.
- We transferred our housing tax credit syndication business from RBC U.S. and International Personal and Business to RBC Capital Markets.
- Certain client-owned assets reported as assets under administration (1) and as assets under management (2) were determined to be either incorrectly classified or qualified for classification under both terms. We reclassified certain portfolios to conform to our definitions. The segment and consolidated historic comparatives have been restated to reflect these changes.

(1) Assets under administration (AUA): Assets administered by us, which are beneficially owned by clients and are therefore not reported on the Consolidated Balance Sheets. Services provided in respect of assets under administration are of an administrative nature, including safekeeping, collecting investment income, settling purchase and sale transactions, and record keeping.
(2) Assets under management (AUM): Assets managed by us, which are beneficially owned by clients and are therefore not reported on the Consolidated Balance Sheets. Services provided in respect of assets under management include the selection of investments and the provision of investment advice. Assets under management may also be administered by us.

Key financial measures (non-GAAP)

Performance and non-GAAP measures
We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income, return on average common equity (ROE) and return on average risk capital (RORC). While net income is in accordance with GAAP, the others are considered non-GAAP financial measures. The measures reported that are not defined by GAAP do not have standardized meanings and may not be comparable to similar measures used by other companies.

Return on equity and Return on risk capital
We use ROE and RORC, at both the consolidated and segment levels, as a measure of return on total capital invested in our businesses. Our consolidated ROE calculation is based on net income available to common shareholders divided by total average common equity for the period. Business segment ROE calculations are based on net income available to common shareholders divided by average attributed capital for the period. For each segment, average attributed capital is based on attributed risk capital and amounts invested in goodwill and intangibles (1). In the second quarter of 2005, goodwill was reallocated, in accordance with GAAP. For segment reporting purposes the unattributed capital is reported in Corporate Support.

GAAP does not prescribe a methodology for attributing capital or risk capital to business segments or for computing segment ROE or RORC, and there is no generally accepted methodology for doing so.

Such attributions involve the use of assumptions, judgments and methodologies that are regularly reviewed and revised as deemed necessary. The attribution of risk capital is based on certain assumptions, judgments and models that quantify economic risks as described in the Economic capital section. Changes to such assumptions, judgments and methodologies can have a material effect on the segment ROE and RORC information that we report. Other companies that disclose information on similar attributions and related return measures may use different assumptions, judgments and methodologies.

(1) For internal allocation and measurement purposes, total attributed capital is deemed by management to be comprised of amounts necessary to support the risks inherent in the businesses (risk capital) and amounts related to historical investments (goodwill and intangibles). Total risk capital and goodwill and intangibles are referred to as Attributed capital as well as Economic capital. The difference between total average common equity and average attributed capital is classified as Unattributed capital and reported in Corporate Support, for segment reporting purposes.

RORC is used at both the consolidated and business segment levels to measure returns on capital required to support the risks related to ongoing operations. Our RORC calculations are based on net income available to common shareholders divided by attributed risk capital (which excludes goodwill and intangibles and unattributed capital).

The business segment ROE and RORC measures are viewed as useful measures for supporting investment and resource allocation decisions because they adjust for certain items that may affect comparability between business segments and certain competitors. Table 17 provides a reconciliation of the RORC calculations.

Return on equity and Return on risk capital reconciliation **Table 17**

(C$ millions, except for percentage amounts) (1), (2)	2006 RBC Canadian Personal and Business	RBC U.S. and International Personal and Business	RBC Capital Markets	Corporate Support	Total	2005 Total	2004 Total
Net income from continuing operations	$ 2,794	$ 444	$ 1,407	$ 112	$ 4,757	$ 3,437	$ 3,023
Net loss from discontinued operations	–	–	–	–	(29)	(50)	(220)
Net income	$ 2,794	$ 444	$ 1,407	$ 112	$ 4,728	$ 3,387	$ 2,803
less: Preferred dividends (3)	(22)	(8)	(12)	(18)	(60)	(38)	(31)
Net income available to common shareholders	$ 2,772	$ 436	$ 1,395	$ 94	$ 4,668	$ 3,349	$ 2,772
Average equity	$ 8,800	$ 3,200	$ 4,750	$ 3,150	$ 19,900	$ 18,600	$ 17,800
less: Unattributed capital	–	–	–	2,500	2,500	2,300	1,100
less: Goodwill and intangible capital	2,350	1,250	1,050	–	4,650	4,850	5,400
Average risk capital (4)	$ 6,450	$ 1,950	$ 3,700	$ 650	$ 12,750	$ 11,450	$ 11,300
Return on equity (ROE)	31.5%	13.6%	29.3%	3.0%	23.5%	18.0%	15.6%
Return on risk capital (RORC)	43.1%	22.4%	37.7%	n.m.	36.7%	29.3%	24.6%
Return on equity (ROE) from continuing operations					23.3%	18.1%	16.8%
Return on risk capital (RORC) from continuing operations					37.0%	29.7%	26.5%

(1) The average risk capital, goodwill and intangible capital, average attributed capital and average equity figures shown above and throughout this document represent rounded figures. These amounts are calculated using methods intended to approximate the average of the daily balances for the period. The ROE and RORC measures shown above and throughout this document are based on actual balances before rounding.
(2) Business segment ROE and RORC are calculated on a continuing operations basis only. Total (consolidated) return on common equity and RORC include continuing and discontinued operations.
(3) Preferred dividends include a net gain on redemption of preferred shares.
(4) Average risk capital includes credit, market (trading and non-trading), insurance, operational, business and fixed assets risk capital. For further details, refer to the Capital management section.
n.m. not meaningful

RBC Capital Markets total revenue (teb) excluding revenue related to Consolidated Variable Interest Entities (VIEs)

We consolidate certain entities in accordance with CICA AcG-15, *Consolidation of Variable Interest Entities* (VIEs). Consolidation of a VIE is based on our exposure to variability in the VIE's assets and not on whether we have voting control. Revenue and expenses from certain of these VIEs have been included in RBC Capital Markets results. However, the amounts that have been consolidated, which are attributable to other equity investors in these VIEs are offset in Non-controlling interest in net income of subsidiaries and have no impact on our reported net income. As the amounts attributable to other equity investors do not have an impact on our reported net income, management believes that adjusting for these items enhances the comparability of RBC Capital Markets results and related ratios and enables a more meaningful comparison of our financial performance with other financial institutions. As the expenses are not viewed as material, we have only adjusted for the revenue attributed to other equity investors.

The following table provides a reconciliation of total revenue (teb) excluding VIEs for RBC Capital Markets.

RBC Capital Markets total revenue (teb) excluding VIEs **Table 18**

(C$ millions)	2006	2005	2004
Total revenue (teb) (1)	$ 4,693	$ 4,062	$ 3,933
Revenue related to VIEs offset in Non-controlling interest (2)	(7)	(24)	–
Total revenue (teb) excluding VIEs	$ 4,700	$ 4,086	$ 3,933

(1) Taxable equivalent basis. For further discussion, refer to the How we manage our business segments section.
(2) Represents revenue attributed to other equity investors of consolidated VIEs which is offset in Non-controlling interest in net income of subsidiaries.

Results excluding Enron provision

in the fourth quarter of 2005, we recorded a litigation charge of $591 million ($326 million after-tax) for Enron-related matters, including a securities class action lawsuit brought on behalf of Enron securities holders in a federal court in Texas. Table 19 provides a reconciliation of our RBC Capital Markets and consolidated GAAP results for 2005 to exclude the Enron provision. Management believes that adjusting this amount provides a meaningful measure for comparison to other periods.

2005 Results excluding Enron provision — Table 19

(C$ millions, except per share amounts)	RBC Capital Markets (1) Reported (2)	RBC Capital Markets (1) Enron litigation provision	RBC Capital Markets (1) Excluding Enron litigation provision	RBC Consolidated Reported (2)	RBC Consolidated Enron litigation provision	RBC Consolidated Excluding Enron litigation provision
Continuing operations						
Non-interest expense	$ 3,274	$ 591	$ 2,683	$ 11,357	$ 591	$ 10,766
Income taxes	137	265	402	1,278	265	1,543
Net income from continuing operations	$ 760	$ 326	$ 1,086	$ 3,437	$ 326	$ 3,763
Net income				$ 3,387	$ 326	$ 3,713
Earnings per share from continuing operations – diluted				$ 2.61	$ .25	$ 2.86
Earnings per share – diluted				$ 2.57	$ .25	$ 2.82

(1) Certain segment-related amounts have been restated to conform to our current management reporting framework and changes made to our business segments during the year. For further discussion, refer to the How we manage our business segments section.
(2) Income taxes for RBC Capital Markets are reported on a taxable equivalent basis. For further discussion, refer to the How we manage our business segments section.

2006 Adjusted operating leverage

Operating leverage is the difference between our revenue growth rate and the non-interest expense growth rate. Our 2006 operating leverage objective of greater than 3% excluded the 2005 Enron provision of $591 million from non-interest expense. While we performed well against our earnings measures, our operating leverage for 2006 of 1% did not meet our target. This was largely attributed to the impact of our business mix and certain factors, which contributed to earnings growth, but were not appropriately captured in this measure. These factors included the impact of tax-advantaged sources, consolidated VIEs and insurance-related revenue and expense.

During the year, we experienced higher than expected earnings growth from our wealth management and capital markets businesses, which included higher earnings from certain tax-advantaged sources (Canadian taxable corporate dividends), which are not appropriately reflected in our revenue growth, while the related expense was fully captured in expense growth. We also realized lower than expected insurance-related revenue, which in turn largely resulted in lower policyholder benefits, claims and acquisition expense. While the reduction in insurance-related revenue reduced the ratio, the related reduction in policyholder benefits claims and acquisition expense was not captured in our operating leverage calculation, as it was not reflected in expense growth. In addition, consolidated VIEs impacted our revenue, and consequently our operating leverage. However, as their earnings are attributed to other equity investors and offset in Non-controlling interest in income of subsidiaries, they have no impact on our reported net income.

We concluded that revenue growth should be based on a taxable equivalent basis, while the impact of consolidated VIEs should be excluded as they have no material impact on our earnings. We also concluded insurance-related revenue and expenses should not be included in the determination of the operating leverage ratio, as their impact cannot be appropriately recognized in the ratio. We have adjusted our 2007 operating leverage calculation to incorporate these factors in order to more appropriately reflect the performance of our businesses going forward. If this new approach was applied to our 2006 results, our adjusted operating leverage would have been 2.5%, which although still below our target, is a more meaningful measure and indicator of our performance.

The following table shows our 2006 operating leverage ratio based on our reported GAAP revenue and expense and the adjustments to our 2006 operating leverage to conform to our 2007 adjusted operating leverage ratio calculation.

2006 Adjusted operating leverage — Table 20

(C$ millions, except percentage amounts)	2006	2005	2006 vs. 2005 Increase (decrease)	Operating leverage	Adjusted operating leverage
Total revenue	$ 20,637	$ 19,184	$ 1,453	7.6%	
add: teb adjustment	213	109	104		
less: Revenue related to VIEs	(7)	(24)	17		
less: Gross insurance revenue	3,348	3,311	37		
Total revenue (adjusted)	$ 17,509	$ 16,006	$ 1,503		9.4%
Non-interest expense	$ 11,495	$ 11,357	$ 138		
less: 2005 Enron provision	–	591	(591)		
Non-interest expense excluding the Enron provision	$ 11,495	$ 10,766	$ 729	6.8%	
less: Insurance non-interest expense	517	501	16		
Non-interest expense (adjusted)	$ 10,978	$ 10,265	$ 713		6.9%
Operating leverage				0.8%	
Adjusted operating leverage					2.5%

- **Net income increased $490 million, or 21%, reflecting a broad-based increase across business lines.**
- **Strong revenue growth in wealth management and banking businesses of $845 million, or 9%.**
- **Solid volume growth in most of our business lines reflecting our successful execution of growth initiatives and continuing favourable economic conditions.**

RBC Canadian Personal and Business segment consists of our personal and business banking and wealth management businesses in Canada as well as our global insurance business. This segment is comprised of *Personal Banking, Business Financial Services, Cards and Payment Solutions, Wealth Management* and *Global Insurance*.

RBC Canadian Personal and Business provides a broad suite of financial products and services to over 13 million individual and business clients through our extensive branch, automated banking machine, online and telephone banking networks, as well as through a large number of proprietary sales professionals and investment advisors in addition to a wide-ranging third-party network of independent insurance distributors. We have 3.5 million online and 2.9 million telephone clients.

We have top rankings in most retail businesses and the leading full-service brokerage operation. We are also the top mutual fund provider among Canadian banks as well as the largest Canadian bank-owned insurer.

Business highlights

- RBC Asset Management led the Canadian mutual fund industry in long-term net sales for the third consecutive year, with net sales of $5.4 billion. It has over $68 billion in assets under management or an 11% market share, representing Canada's largest single fund family.
- During 2006, total personal loans grew 13%, and RBC moved to the number one Canadian market share position at 15%.
- RBC Homeline Plan portfolio grew 117% over last year, with the total balance outstanding in excess of $27 billion as of October 2006.
- 2006 was a year of continued and accelerated focus on our network distribution capability. In Canada, we opened fourteen banking branches and seven insurance branches.

Economic and market review

In 2006, Canadian economic growth was strong, underpinned by a relatively favourable interest rate environment, strong employment levels and higher wages, and a solid yet moderating housing market, which contributed to increased demand for consumer and business loans, as well as other financial products. Competition in the personal deposits business continued to increase from both traditional and niche financial institutions which offer high-interest savings products. The generally favourable capital market conditions during the year continued to support the growth of our wealth management business.

RBC Canadian Personal and Business financial highlights (1) — Table 21

(C$ millions, except percentage amounts)	2006	2005	2004
Net interest income	$ 5,941	$ 5,348	$ 4,876
Non-interest income	7,440	7,151	6,337
Total revenue	$ 13,381	$ 12,499	$ 11,213
Non-interest expense	6,140	5,872	5,630
Provision for credit losses (PCL)	604	542	410
Insurance policyholder benefits, claims and acquisition expense	2,509	2,625	2,124
Business realignment charges	–	7	63
Net income before income taxes and non-controlling interest in subsidiaries	$ 4,128	$ 3,453	$ 2,986
Net income	$ 2,794	$ 2,304	$ 2,043
Key ratios			
Return on equity (2)	31.5%	27.1%	24.7%
Return on risk capital (2)	43.1%	39.1%	37.6%
Net interest margin (3)	3.27%	3.26%	3.31%
Operating leverage (excluding Global Insurance) (4)	4.5%	5.5%	(.5)%
Selected average balance sheet and other information (5)			
Total assets (6)	$ 200,700	$ 182,400	$ 164,100
Total earning assets (6)	181,500	163,900	147,200
Loans and acceptances (6)	180,500	161,500	145,300
Deposits	145,700	138,800	133,700
Attributed capital (2)	8,800	8,450	8,200
Risk capital (2)	6,450	5,850	5,400
Assets under administration	213,200	180,300	157,300
Assets under management	89,700	72,100	58,700
Credit information			
Gross impaired loans as a % of average loans and acceptances	.33%	.31%	.44%
Specific PCL as a % of average loans and acceptances	.33%	.34%	.33%
Other information			
Number of employees (full-time equivalent)	28,271	27,045	27,366

(1) Certain segment-related amounts have been restated to conform to our current management reporting framework and changes made to our business segments during the year. Reported amounts include securitized residential mortgage and credit card loans. For further discussion, refer to the How we manage our business segments section.
(2) Average attributed capital and Return on equity are calculated using methods intended to approximate the average of the daily balances for the period. Segment Return on equity, Average risk capital and Return on risk capital are non-GAAP financial measures. For further discussion and reconciliation, refer to the Key financial measures (non-GAAP) section.
(3) Net interest margin (NIM) is calculated as Net interest income divided by Average earning assets. Average earning assets are calculated using methods intended to approximate the average earnings asset balances for the period.
(4) Defined as the difference between revenue growth rate and non-interest expense growth rate for the segment, excluding Global Insurance due to the nature of its business.
(5) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(6) Total assets, total earning assets, and loans and acceptances include average securitized residential mortgage and credit card loans for the year of $14.9 billion and $3.7 billion, respectively.

Revenue by business line (C$ millions)


15,000
12,000
9,000
6,000
3,000
0
2004
2005
2006
Personal Banking
Business Financial Services
Cards and Payment Solutions
Wealth Management
Global Insurance

Financial performance

2006 vs. 2005

Net income for the year of $2,794 million increased $490 million, or 21%, from a year ago. The increase largely reflected strong revenue growth in our wealth management and banking businesses, and lower hurricane-related charges this year. The increase was partly offset by higher variable compensation on stronger business performance, increased costs in support of business growth and higher provision for credit losses partly due to loan growth and lower recoveries.

Total revenue increased $882 million, or 7%, over the prior year, largely reflecting strong volume growth and improved deposit and investment spreads in our banking and wealth management businesses, which combined for an increase in revenue of $845 million, or 9%. These results continued to reflect our successful execution of growth initiatives and the continuing favourable economic conditions.

Net interest margin increased 1 bp over last year to 3.27%, primarily reflecting improved spreads on deposits and investment products.

Non-interest expense was up $268 million, or 5%, mainly as a result of higher variable compensation on stronger business performance, higher levels of sales personnel and infrastructure costs in our distribution network, and higher advertising and marketing costs in support of business growth.

Provision for credit losses increased $62 million, or 11%, largely reflecting higher provisions in our personal loan and small business portfolios and lower recoveries in our agriculture portfolio this year. The prior year included our 50% proportionate share of a provision booked at Moneris.

Insurance policyholder benefits, claims and acquisition expense decreased $116 million, or 4%, compared to the prior year. The decrease primarily reflected a $142 million (before- and after-tax) reduction in charges for estimated net claims for damages related to hurricanes, as we recorded $203 million in 2005 related to hurricanes Katrina, Rita and Wilma and $61 million for additional claims in 2006 predominantly related to Hurricane Wilma. The favourable impact on the translated value of U.S. dollar-denominated actuarial liabilities as a result of the stronger Canadian dollar and lower U.S. annuity sales also contributed to the decrease. These factors were partially offset by higher benefits and claims costs associated with business growth and a reduced level of net favourable actuarial liability adjustments this year.

Average assets increased $18 billion, or 10%, over the prior year, largely due to strong loan growth, underpinned by our successful execution of growth initiatives, solid business and household balance sheets, and strong labour market conditions. Deposits were up $7 billion, or 5%, from a year ago mainly due to growth in business deposits.

Net income increased $261 million, or 13%, from a year ago. The increase primarily reflected strong revenue growth across all business lines, which was partially offset by charges for hurricane-related estimated net claims, higher costs associated with increased sales and service personnel in our Canadian branch network, and higher provision for credit losses largely reflecting a $78 million reversal of the general allowance recorded in 2004.

Total revenue increased $1,286 million, or 11%, over the prior year, largely due to strong growth in our disability insurance business, which included UnumProvident since May 1, 2004, and higher volumes in lending and deposits. The increase also resulted from robust mutual fund sales, and increased brokerage and investment management fees related to higher client assets, transaction volumes and higher service fees.

Non-interest expense increased $242 million, or 4%, primarily due to increased sales and service personnel in our distribution network, higher variable compensation associated with strong business performance and higher benefit costs. Higher advertising and new program costs in support of our business growth also contributed to the increase.

Provision for credit losses increased $132 million, largely reflecting a $78 million reversal of the general allowance in 2004, as well as higher provisions commensurate with loan growth.

Insurance policyholder benefits, claims and acquisition expense increased $501 million, or 24%, over the prior year. The increase was largely due to higher business volumes in the disability insurance business, which included UnumProvident since May 1, 2004, and the impact of charges for estimated net claims related to hurricanes Katrina, Rita and Wilma.

2007 Outlook and priorities

The Canadian economic and business environment is expected to remain favourable for business growth. We expect continued strong performance from our wealth management, banking and insurance businesses, supported by generally favourable economic, labour and capital market conditions, and our successful implementation of growth initiatives. We will remain focused on new client acquisition and growth in high-value markets, augmenting our strengths in client insights and analytics, distribution capabilities and risk management, as well as product breadth and integration, with increased emphasis on our local competitiveness, and providing superior client service.

Key strategic priorities for 2007

- Enhance client service, improve problem resolution and offer high-quality products and services to achieve industry leading client loyalty, increase client retention and generate superior results.
- Expand and enhance our extensive distribution networks through increased contact points and improved integration to truly differentiate ourselves from the competition and extend our leadership position.
- Continue to streamline our processes and structures to make it easier for our clients to do business with us and to improve the ability of our employees to deliver cost-effective and efficient solutions.

Personal Banking

Personal Banking focuses on meeting the needs of our individual clients at every stage of their lives through a wide range of products and services, including home equity financing, lines of credit, core deposits, personal loans and automotive financing.

We have the largest retail banking network in Canada with over 1,100 branches and 3,800 automated banking machines. We also rank first or second in market share for most personal banking products, including 16% market share of residential mortgages and 14% of personal loans.

Financial performance

Revenue increased $226 million, or 7%, over the prior year, primarily reflecting strong loan growth particularly in home equity lending and improved spreads on deposits. Average personal loans increased 12% and average residential mortgage balances were up 12% over the prior year, underpinned by relatively low interest rates, a continued solid housing market and a firm labour market. Average personal deposit balances increased 2% from a year ago notwithstanding an increasingly competitive market.

Selected highlights (1) — Table 22

(C$ millions)	2006	2005	2004
Total revenue	$ 3,614	$ 3,388	$ 3,094
Other information (average) (2)			
Residential mortgages	100,800	89,700	79,900
Personal loans	34,400	30,600	27,000
Personal deposits	32,600	31,900	30,800
New accounts opened (thousands)	769	740	715

(1) Certain segment-related amounts have been restated to conform to our current management reporting framework and changes made to our business segments during the year. Reported amounts include securitized residential mortgages. For further discussion, refer to the How we manage our business segments section.

(2) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.

Average residential mortgages, personal loans and deposits (C$ millions)



120,000
96,000
72,000
48,000
24,000
0
35,000
28,000
21,000
14,000
7,000
0
Residential mortgages
Personal loans
Personal deposits
2004 2005 2006 2004 2005 2006

Business Financial Services

Business Financial Services offers a wide range of lending, leasing, deposit and transaction products and services to small and medium-sized businesses, and commercial, farming and agriculture clients across Canada. We also provide trade-related products and services to Canadian and international clients to assist them in the conduct of their import and export operations domestically and around the globe.

Our extensive business banking network includes 96 business banking centres, and our strong commitment to our clients has resulted in top market share in business loans and deposits.

Financial performance

Revenue increased $130 million, or 6%, over the prior year largely as a result of strong growth in business loans and deposits. Average business loans grew by 10% on favourable economic conditions, while average business deposits increased 15% driven by high liquidity within Canadian businesses.

Selected highlights (1), (2) — Table 23

(C$ millions)	2006	2005	2004
Total revenue	$ 2,141	$ 2,011	$ 1,888
Other information (average) (2)			
Business loans	35,800	32,400	30,100
Business deposits	48,600	42,400	39,200

(1) Certain segment-related amounts have been restated to conform to our current management reporting framework and changes made to our business segments during the year. For further discussion, refer to the How we manage our business segments section.

(2) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.

Average business loans and deposits (C$ millions)



40,000
32,000
24,000
16,000
8,000
0
50,000
40,000
30,000
20,000
10,000
0
Business loans
Business deposits
2004 2005 2006 2004 2005 2006

Cards and Payment Solutions provides a wide array of convenient and customized credit cards and related payment products and solutions.

We have over 5 million credit card accounts and have approximately 20% market share of Canada's credit card purchase volume.

Financial performance

Revenue increased $91 million, or 6%, over the prior year, largely reflecting strong growth in new clients supported by ongoing marketing initiatives, higher client spending and balances and the receipt of a fee related to the termination of an agreement. These factors were partially offset by higher costs related to our customer loyalty reward program. Average card balances increased 13% and net purchase volume grew by 15%, reflecting strong labour market conditions and continued consumer confidence.

Selected highlights (1) — Table 24

(C$ millions)	2006	2005	2004
Total revenue	$ 1,586	$ 1,495	$ 1,341
Other information			
Average card balances (2)	9,900	8,800	7,900
Net purchase volumes	41,500	36,100	30,600

(1) Certain segment-related amounts have been restated to conform to our current management reporting framework and changes made to our business segments during the year. Reported amounts include securitized credit card loans. For further discussion, refer to the How we manage our business segments section.

(2) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.

Average credit card balances and net purchase volumes (C$ millions)



10,000
8,000
6,000
4,000
2,000
0
50,000
40,000
30,000
20,000
10,000
0
2004 2005 2006
2004 2005 2006
Average card balances
Net purchase volumes

Wealth Management

Wealth Management provides investment and trust products and services through our branch network of licensed mutual fund salespeople, as well as through full-service and self-directed brokerage, asset management, trust services, investment counselling and private banking. *Wealth Management* includes RBC Dominion Securities, RBC Direct Investing and RBC Asset Management.

RBC Dominion Securities continues to be the market leader in full-service brokerage in Canada, with over 1,300 investment advisors and $145 billion of assets under administration. RBC Direct Investing is the second largest Canadian self-directed brokerage as measured by assets under administration. In 2006, RBC Direct Investing introduced market-leading pricing for active investors, and has significantly enhanced its online capabilities.

RBC Asset Management provides a broad range of investment services and products including mutual funds, pooled funds and separately managed portfolios marketed and distributed by our branch network of 9,700 licensed mutual fund salespeople, full-service and self-directed brokerage, as well as independent financial planners.

Financial performance

Revenue was up $398 million, or 17%, over the prior year. The increase reflected higher spreads on personal investment products and client balances, strong net sales and capital appreciation in mutual funds and continued growth in fee-based accounts. The strong investment performance of the RBC family of funds also contributed to a 25% increase in assets under management. The GIC portfolio remained relatively stable over the past three years, despite a higher portion of investment purchases being directed towards long-term mutual funds.

Selected highlights (1) — Table 25

(C$ millions)	2006	2005	2004
Total revenue	$ 2,692	$ 2,294	$ 2,015
Other information			
Long-term mutual fund net sales	5,450	5,982	3,883
Assets under administration	191,800	166,200	147,600
Assets under management	89,500	71,800	58,200
GICs (2)	57,000	57,200	56,700

(1) Certain segment-related amounts have been restated to conform to our current management reporting framework and changes made to our business segments during the year. For further discussion, refer to the How we manage our business segments section.

(2) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.

Assets under administration and management (C$ millions)



200,000
160,000
120,000
80,000
40,000
0
100,000
80,000
60,000
40,000
20,000
0
2004 2005 2006
2004 2005 2006
Assets under administration
Assets under management

Global Insurance offers a wide range of life, creditor, health, travel, home and auto insurance products and services to individual and business clients in Canada and the U.S. as well as reinsurance for clients around the world. These products and services are offered through a wide variety of distribution channels, including telephone, independent brokers, travel agents, a proprietary sales force, Internet and retail insurance offices.

Our insurance products are distributed through more than 17,000 independent brokers in Canada and more than 650 career sales representatives in North America. Our Canadian insurance business holds lead positions in creditor, travel and individual health insurance products, and has a significant presence in life, home and auto insurance.

During 2006, we strategically reduced our exposure in property catastrophe reinsurance, as we have ceased underwriting new business and focused on managing the remaining claim liabilities related to previous commitments.

Financial performance

Net income before income taxes increased $136 million, or 73%, primarily reflecting the reduction in charges of $142 million (before- and after-tax) for the estimated net claims for damages related to hurricanes, as we recorded $203 million in 2005 related to hurricanes Katrina, Rita and Wilma and $61 million for additional net claims in 2006 predominantly related to Hurricane Wilma. In addition, business growth associated with Canadian life business and European life reinsurance business, as well as improved claims experience in our Canadian property and casualty business also contributed to the increase. These factors were partially offset by lower revenue from property catastrophe reinsurance reflecting our strategic reduction in exposure.

Total revenue increased $37 million, or 1%, over the prior year, primarily reflecting growth in our Canadian life business and European life reinsurance business. These factors were mainly offset by lower revenue in our U.S. life business largely due to lower annuity sales, the negative impact on the translated value of U.S. dollar-denominated revenue resulting from the stronger Canadian dollar, and policy lapses on discontinued and mature product lines. Lower revenue from property catastrophe reinsurance reflecting our strategic reduction in exposure and the gain on sale of Liberty Insurance Services in 2005 also offset the increase in revenue.

Non-interest expense was up $16 million, or 3%, compared to the previous year. This primarily reflected growth in our Canadian life business and increased marketing and system development costs, which were partially offset by the lower translated value of U.S. dollar-denominated expense.

Insurance policyholder benefits, claims and acquisition expense decreased $116 million, or 4%, compared to the prior year. The decrease primarily reflected a $142 million (before- and after-tax) reduction in hurricane-related charges for estimated net claims, the favourable impact on the translated value of U.S. dollar-denominated actuarial liabilities as a result of the stronger Canadian dollar and lower U.S. annuity sales. These factors were partially offset by higher benefit and claim costs associated with business growth and a reduced level of net favourable actuarial liability adjustments this year.

Insurance claims and policy benefit liabilities increased $220 million, or 3%, over the prior year, primarily reflecting business growth in our Canadian life business and European life reinsurance business. The increase was partially offset by our lower property catastrophe reinsurance liabilities, net payment of claims related to hurricanes, and a net decrease of $15 million of life and health insurance liabilities reflecting changes to various actuarial assumptions.

Selected highlights (1) — Table 26

(C$ millions)	2006	2005	2004
Total revenue	$ 3,348	$ 3,311	$ 2,875
Non-interest expense	517	501	501
Insurance policyholder benefits, claims and acquisition expense	2,509	2,625	2,124
Net income before income taxes	322	186	242
Insurance claims and policy benefit liabilities	7,337	7,117	6,488
Other selected information (in thousands)			
Canadian life and health policies in force and certificates (2)	2,295	2,245	2,203
U.S. life policies in force	1,374	1,860	1,976
Home and auto – personal lines policies in force	254	233	193
Travel coverages	2,843	2,323	2,121

(1) Certain segment-related amounts have been restated to conform to our current management reporting framework and changes made to our business segments during the year. For further discussion, refer to the How we manage our business segments section.

(2) Excludes accidental death and dismemberment which is no longer marketed.

Global Insurance revenue and insurance policyholder benefits, claims and acquisition expense (C$ millions)



3,500
2,800
2,100
1,400
700
0
3,000
2,400
1,800
1,200
600
0
2004 2005 2006
2004 2005 2006
Global Insurance revenue
Insurance policyholder benefits, claims and acquisition expense

RBC U.S. and International Personal and Business

- **Net income of $444 million increased 15% over the prior year. In U.S. dollars, net income was up 23%, driven by a strong improvement across all businesses.**
- **Wealth Management revenue rose 9%, or 17% in U.S. dollars, and assets under administration increased 38%, in U.S. dollars, resulting from our successful execution of growth initiatives, including the acquisition of Abacus.**
- **Banking revenue was down 1%, but increased 7% in U.S. dollars, with loans and deposits up 10% and 5%, respectively, in U.S. dollars.**

RBC U.S. and International Personal and Business consists of our personal and business banking and retail brokerage businesses in the U.S., banking in the Caribbean, and private banking internationally. This segment is comprised of *Wealth Management*, which includes Global Private Banking and certain activities of RBC Dain Rauscher, and *Banking*, which includes our RBC Centura and Caribbean banking operations.

All of our businesses leverage the global resources of RBC, while drawing upon the knowledge and expertise of our local professionals to deliver customized solutions to our clients. We differentiate ourselves in each of our highly competitive marketplaces by tailoring solutions to meet our clients' specific needs and building strong, long-lasting relationships by consistently delivering high-quality service.

Business highlights

- RBC Dain Rauscher grew its assets under administration to a record level of US$132 billion, an increase of 14% over 2005, driven by solid equity market performance, recruiting experienced financial consultants and executing on its primary advisor strategy.
- RBC Centura increased its new personal account openings by 37% and new business account openings by 20% following the launch in the first quarter of 2006 of a new suite of personal and business chequing accounts with unique features to better meet client needs.
- Caribbean banking grew its loans and deposits by 17% and 8%, respectively, in U.S. dollars, by focusing on enhanced sales management and client satisfaction.
- Global Private Banking completed the acquisition of Abacus on November 30, 2005, expanding its presence in the U.K. and Channel Islands and increasing assets under administration by US$41 billion.
- Global Private Banking added a U.S. trust capability, with its acquisition of American Guaranty & Trust, which administers more than 1,000 personal trusts and holds more than US$1.3 billion in trust and investment accounts for its clients.

Economic and market review

The U.S. economy experienced solid growth throughout most of 2006, which continued to support business growth and the credit quality of our loan portfolio. However, rising interest rates and slowing housing markets in the U.S. did start to moderate the demand for loans. The U.S. and most international equity market indices increased over the year, which positively impacted revenue in our brokerage operations. Internationally, solid economic growth in many regions, including the Caribbean, supported business and revenue growth.

RBC U.S. and International Personal and Business financial highlights (1) — Table 27

(C$ millions, except number of and percentage amounts)	2006	2005	2004
Net interest income	$ 1,109	$ 1,108	$ 989
Non-interest income	1,763	1,620	1,713
Total revenue	$ 2,872	$ 2,728	$ 2,702
Non-interest expense	2,260	2,150	2,330
Provision for credit losses (PCL)	26	51	80
Business realignment charges	1	(2)	23
Net income before income taxes and non-controlling interest in subsidiaries	$ 585	$ 529	$ 269
Net income	$ 444	$ 387	$ 214
Key ratios			
Return on equity (ROE) (2)	13.6%	11.8%	5.4%
Return on risk capital (RORC) (2)	22.4%	19.6%	9.1%
Selected average balance sheet and other information (3)			
Total assets	$ 39,000	$ 37,700	$ 37,100
Loans and acceptances	20,700	20,500	18,800
Deposits	33,600	33,300	33,100
Attributed capital (2)	3,200	3,250	3,800
Risk capital (2)	1,950	1,950	2,250
Assets under administration	307,900	234,300	233,700
Assets under management	53,400	46,700	44,200
Credit information			
Gross impaired loans as a % of average loans and acceptances	.90%	.79%	1.17%
Other information			
Number of employees (full-time equivalent)	11,238	10,512	10,644

(US$ millions)	2006	2005	2004
Net interest income	$ 980	$ 912	$ 753
Non-interest income	1,557	1,336	1,304
Total revenue	$ 2,537	$ 2,248	$ 2,057
Non-interest expense	1,997	1,771	1,774
Provision for credit losses (PCL)	22	41	61
Business realignment charges	1	(2)	19
Net income before income taxes and non-controlling interest in subsidiaries	$ 517	$ 438	$ 203
Net income	$ 393	$ 320	$ 162

(1) Certain segment-related amounts have been restated to conform to our current management reporting framework and changes made to our business segments during the year. For further discussion, refer to the How we manage our business segments section.
(2) Average attributed capital and Return on equity are calculated using methods intended to approximate the average of the daily balances for the period. Segment Return on equity, Average risk capital and the Return on risk capital are non-GAAP financial measures. For a further discussion and reconciliation, refer to the Key financial meas[illegible] section.
(3) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.

Revenue by business line (C$ millions)


3,000
2,400
1,800
1,200
600
0
2004
2005
2006
Banking
Wealth Management

Revenue by business line (US$ millions)


3,000
2,400
1,800
1,200
600
0
2004
2005
2006
Banking
Wealth Management

Impact of U.S. vs. Canadian dollar

The translated value of this segment's U.S. dollar-denominated results is impacted by fluctuations in the U.S./Canadian dollar exchange rate. The table below depicts the impact of translating the specified year's U.S. dollar-denominated results at the average exchange rate in effect during that period in comparison to the prior year's average exchange rate. We believe this provides the reader with the ability to assess the underlying results on a more comparable basis, particularly given the magnitude of the change in the exchange rate over the comparable periods and the resulting impact on our results.

The Canadian dollar appreciated 7% on average relative to the U.S. dollar compared to a year ago. As well, in 2005, the Canadian dollar appreciated 8% on average relative to the U.S. dollar, compared to 2004.

Impact of USD translation on selected items (1) Table 28

(C$ millions, except for percentage amounts)	2006 vs. 2005	2005 vs. 2004
Reduced total revenue	$ 161	$ 187
Reduced non-interest expense	123	141
Reduced net income	28	33
Percentage change in the average US$ equivalent of C$1.00 (2)	7%	8%

(1) Certain segment-related amounts have been restated to conform to our current management reporting framework and changes made to our business segments during the year. For further discussion, refer to the How we manage our business segments section.
(2) Average amounts are calculated using month-end spot rates for the period.

Financial performance

2006 vs. 2005

Net income increased $57 million, or 15%, from the prior year, despite a $28 million reduction due to the negative impact of a stronger Canadian dollar on the translated value of U.S. dollar-denominated earnings. In U.S. dollars, net income was up US$73 million, or 23%, driven by strong revenue growth in *Wealth Management* and solid business growth and improved credit quality in *Banking*.

Revenue increased $144 million, or 5%, over the prior year. In U.S. dollars, revenue was up US$289 million, or 13%.

Wealth Management revenue improved $151 million, or 9%. In U.S. dollars, *Wealth Management* revenue was up US$231 million, or 17%, mainly due to the inclusion of Abacus, higher securities brokerage commissions in Global Private Banking and growth in fee-based client assets at RBC Dain Rauscher.

Banking revenue decreased $7 million, or 1%, compared to the prior year. In U.S. dollars, *Banking* revenue increased US$58 million, or 7%, reflecting solid loan and deposit growth and higher fee-based activities.

Non-interest expense was up $110 million, or 5%, over the prior year. In U.S. dollars, non-interest expense increased US$226 million, or 13%, largely reflecting the inclusion of Abacus and increased variable compensation, primarily in *Wealth Management* on stronger revenue. The increase also reflected higher project-related spending and other costs in support of business growth.

Provision for credit losses was down $25 million, or 49%. In U.S. dollars, the decrease was US$19 million, reflecting continued strong credit quality in our loan portfolio at RBC Centura.

2005 vs. 2004

Net income increased $173 million, or 81%, from 2004, despite a $33 million reduction due to the negative impact of a stronger Canadian dollar on the translated value of U.S. dollar-denominated earnings. In U.S. dollars, net income improved US$158 million, or 98%, reflecting strong improvement in all businesses. 2004 also included $23 million ($14 million after-tax) of business realignment charges.

Revenue increased $26 million, or 1%. In U.S. dollars, revenue increased US$191 million, or 9%, over the prior year. This increase largely reflected solid loan and deposit growth in our Banking operations, higher fee-based client assets at RBC Dain Rauscher and higher net interest income and fee-based activity at Global Private Banking. These factors were partly offset by a gain from the sale of our merchant acquiring card portfolio to Moneris recorded in the prior year.

Non-interest expense declined $180 million, or 8%. In U.S. dollars, non-interest expense was down US$3 million, reflecting the valuation allowance recorded in 2004 relating to certain mortgage loans believed to have been fraudulently originated in 2001 and 2002. Cost-containment efforts also contributed to the decrease. These factors were largely offset by higher variable compensation on better performance of our businesses.

Provision for credit losses decreased $29 million, or 36%. In U.S. dollars, provision for credit losses was down US$20 million, reflecting improved credit quality of our loan portfolio.

2007 Outlook and priorities

We continue to see significant opportunity in the U.S. and globally to expand our *Banking* and *Wealth Management* businesses, both through organic growth and strategic acquisitions. We expect the U.S. economy to moderate in 2007 given the slowdown in the housing market and the softening of consumer spending and corporate profitability due to the lagged effect of previous interest rate increases. Competitive pricing is expected to continue to put pressure on our margins. In 2007, we expect the U.S. dollar to appreciate moderately relative to the Canadian dollar in response to weaker energy prices, negative interest rate spreads versus the U.S. market and the stabilization of the U.S. fiscal and trade deficits.

Key strategic priorities for 2007

- Continue to grow RBC Dain Rauscher through its primary advisor strategy and by partnering with RBC Centura, Global Private Banking and RBC Capital Markets to build on our credit and lending capabilities, trust services, and delivery of structured products and alternative investments.
- Expand Global Private Banking's market share among high net worth individuals by strengthening and building relationships with centres of influence, adding distribution and expanding product offerings.
- Continue to grow RBC Centura by focusing on meeting the needs of businesses, business owners and professionals, and expanding our network in key high-growth markets.
- Build on our current strong position in the Caribbean through organic growth and operational improvements.

Wealth Management

Wealth Management is comprised of RBC Dain Rauscher and our Global Private Banking operations. RBC Dain Rauscher offers investment, advisory and asset management services to individuals, and clearing and execution services to small and mid-sized independent broker-dealers and institutions in the U.S. RBC Dain Rauscher ranks as the 8th largest full-service securities firm in the U.S. with its network of 1,680 financial consultants across the country. Global Private Banking provides high net worth individuals, corporate and institutional clients internationally with private banking and credit, trust services, discretionary investment management, full-service brokerage and global custody and fund administration. Global Private Banking has an international network of 33 offices in 21 countries and is recognized as one of the top 20 private banks in the world (*Euromoney* magazine).

Selected highlights (1) — Table 29

	2006	2005	2004
Total revenue (C$ millions)	$ 1,802	$ 1,651	$ 1,658
Other information (US$ millions)			
Total revenue	1,592	1,361	1,263
Assets under administration	274,200	198,400	191,800
Assets under management	47,500	39,500	36,300

(1) Certain segment-related amounts have been restated to conform to our current management reporting framework and changes made to our business segments during the year. For further discussion, refer to the How we manage our business segments section.

Assets under administration and management (US$ millions)



275,000
220,000
165,000
110,000
55,000
0
2004 2005 2006
2004 2005 2006
50,000
40,000
30,000
20,000
10,000
0
Assets under administration
Assets under management

Financial performance

Revenue in 2006 was $1,802 million, up $151 million, or 9%, compared to the prior year. In U.S. dollars, revenue *increased* US$231 million, or 17%, with assets under administration and assets under management up 38% and 20%, respectively.

These results reflected the successful execution of our growth initiatives and solid U.S. and international equity market performance during the year. Global Private Banking generated strong revenue growth, largely driven by the inclusion of Abacus and higher securities brokerage commissions from new sales and business expansion. RBC Dain Rauscher had solid growth on higher fee-based client assets, reflecting recruiting of experienced financial consultants and progress on its primary advisor strategy.

Banking

Banking consists of our RBC Centura and Caribbean banking operations. These businesses offer a broad range of banking products and services to personal and business clients in their respective markets. RBC Centura ranks 6th in deposit market share in North Carolina and among the top 15 in its Southeast U.S. banking footprint. It has a network of 282 branches and 314 ABMs. Caribbean banking ranks in the top three in deposit market share in most of its markets and has 43 branches and 71 ABMs.

Selected highlights (1) — Table 30

	2006	2005	2004
Total revenue (C$ millions)	$ 1,070	$ 1,077	$ 1,044
Other information (US$ millions)			
Total revenue	945	887	794
Net interest margin (2)	3.73%	3.78%	3.59%
Average loans and acceptances (3), (4)	$ 15,100	$ 13,700	$ 11,900
Average deposits (3), (4)	15,900	15,100	13,900
Number of:			
Branches	325	315	317
Automated banking machines	385	371	372

(1) Certain segment-related amounts have been restated to conform to our current management reporting framework and changes made to our business segments during the year. For further discussion, refer to the How we manage our business segments section.
(2) Net interest margin (NIM) is calculated as Net interest income divided by Average earning assets. Average earning assets are calculated using methods intended to approximate the average of the daily balances for the period.
(3) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(4) Average loans and acceptances and Average deposits have been adjusted for 2004 and 2005 for netting of a large Caribbean government account effective fourth quarter 2005, which reduced loan and deposit balances by a similar amount.

Financial performance

Banking revenue in 2006 was $1,070 million, a decrease of $7 million, or 1%, compared to the prior year, reflecting the negative impact of a stronger Canadian dollar on the translated value of U.S. dollar-denominated revenue. In U.S. dollars, revenue improved US$58 million, or 7%, driven by solid loan and deposit growth of 10% and 5%, respectively, and higher fee-based activities, both at RBC Centura and Caribbean banking. Business growth benefited from favourable economic conditions. However, rising interest rates and slowing housing markets in the U.S. did start to moderate demand for loans at RBC Centura. Banking's net interest margin at 3.73% in 2006 declined 5 bps from the prior year, reflecting changes to asset mix, the flatter U.S. yield curve and competitive pricing.

Average loans and acceptances and average deposits (US$ millions)



20,000
16,000
12,000
8,000
4,000
0
2004 2005 2006
2004 2005 2006
20,000
16,000
12,000
8,000
4,000
0
Loans and acceptances
Deposits

- **Record net income of $1,407 million.**
- **Revenue (teb) up $631 million, or 16%, largely reflecting record trading results and very strong M&A activity.**
- **Continued to expand our municipal finance activities in the U.S. mid-market and our global infrastructure finance platform.**

RBC Capital Markets provides a wide range of corporate and investment banking, sales and trading, research and related products and services to corporations, public sector and institutional clients in North America and specialized products and services in select global markets. This segment consists of two main businesses, *Global Markets* and *Global Investment Banking and Equity Markets*, and our 50% ownership in *RBC Dexia IS*. All other businesses are grouped under *Other*.

We have an established reputation as a premier Canadian investment bank with top-tier market share in virtually all lines of wholesale business in Canada. We offer a full suite of products and service capabilities and have long-standing and deep relationships with our clients. We have a select but diversified set of global capabilities which includes fixed income, equity, foreign exchange, structured products, global infrastructure finance, and energy and mining.

We have an unwavering commitment to our businesses and rigorously maintain our focus on being the undisputed leader in Canada, a top-tier leader in the U.S. mid-market, a global structurer and trader, and a leading global fixed income bank.

Business highlights

- Record trading performance as we continue to expand our product offering and trading strategies.
- Advised on many of the largest announced M&A deals in Canada, including the acquisitions of Inco Limited and Dofasco Inc.
- Top-ranked debt new issue dealer for Canadian government and corporate bonds as well as Maple bonds; and top-ranked Senior Manager for U.S. Municipal bonds by the number of issues for the first three calendar quarters of 2006 *(Thompson Financial)*.
- Leveraged our U.K. infrastructure and project finance capabilities into other international and U.S. client relationships, such as advising one of the first Florida public/private partnerships, the Tampa Hillsborough County Expressway Authority and an advisory role on a €1.2 billion new rail bypass project in France.
- Continued to build on our strengths in Alternative Assets, launching the RBC Hedge 250 Index, which was designed to be an investable benchmark index of hedge fund performance.

Economic and market review

During the year, capital markets conditions were generally favourable, characterized by strong trading conditions, including higher equity market volatility and a low but rising interest rate environment, near record high M&A activity and solid cash equities business which benefited from healthy foreign demand for Canadian natural resource-based equities. Equity origination activity started the year slowly and remained below expectations mainly reflecting uncertainty in equity markets outside the resource sector. Debt origination activity was also lower in the U.S. and Europe, largely due to the rising interest rate environment. The stronger Canadian dollar negatively impacted the translated value of our U.S. dollar- and GBP-denominated earnings.

RBC Capital Markets financial highlights (1) — Table 31

(C$ millions, except percentage amounts)	2006	2005	2004
Net interest income (teb) (2)	$ 201	$ 607	$ 847
Non-interest income	4,492	3,455	3,086
Total revenue (teb) (2)	$ 4,693	$ 4,062	$ 3,933
Non-interest expense	3,058	3,274	2,845
Provision for (recovery of) credit losses (PCL)	(115)	(91)	(108)
Business realignment charges	(1)	1	27
Net income before income taxes (teb) and non-controlling interest in subsidiaries (2)	$ 1,751	$ 878	$ 1,169
Net income	$ 1,407	$ 760	$ 827
Key ratios			
Return on equity (ROE) (3)	29.3%	18.1%	19.5%
Return on risk capital (RORC) (3)	37.7%	23.8%	26.3%
Selected average balance sheet and other information (4)			
Total assets	$ 267,800	$ 229,300	$ 219,300
Trading securities	132,300	109,600	91,100
Loans and acceptances	23,500	17,600	18,600
Deposits	118,800	98,900	88,400
Attributed capital (2)	4,750	4,100	4,200
Risk capital (2)	3,700	3,150	3,150
Assets under administration – RBC	4,700	1,363,600	1,202,900
Assets under administration – RBC Dexia (5)	1,893,000	–	–
Credit information			
Gross impaired loans as a % of average loans and acceptances	.26%	.67%	2.18%
Specific PCL as a % of average loans and acceptances	(.28)%	(.52)%	(.05)%
Other selected balances			
Number of employees (full-time equivalent)	2,938	4,670	4,640

(1) Certain segment-related amounts have been restated to conform to our current management reporting framework and changes made to our business segments during the year. For further discussion, refer to the How we manage our business segments section.
(2) Taxable equivalent basis. For further discussion, refer to the How we manage our business segments section.
(3) Average attributed capital and Return on equity are calculated using methods intended to approximate the average of the daily balances for the period. Segment return on equity, Average risk capital and the Return on risk capital are non-GAAP financial measures. For a further discussion and reconciliation, refer to the Key financial measures (non-GAAP) section.
(4) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(5) Assets under administration – RBC Dexia IS represents the total AUA of RBC Dexia IS, of which we have a 50% ownership interest. As RBC Dexia IS reports on a one-month lag, AUA – RBC Dexia IS is as at September 30, 2006.

Revenue (teb) by geography (C$ millions)


5,000
4,000
3,000
2,000
1,000
0
2004
2005
2006
Other
Europe
U.S.
Canada

Revenue (teb) by business line (C$ millions)


5,000
4,000
3,000
2,000
1,000
0
2004
2005
2006
Other
RBC Dexia IS/IIS (1)
GIBEM
Global Markets

(1) Revenue presented for 2006 represents two months of revenue from our IIS business earned between November 1, 2005, and the creation of RBC Dexia IS on January 2, 2006. Also included is our proportionate share of RBC Dexia IS revenue for the nine months ended September 30, 2006, due to the one-month reporting lag. Revenue presented for 2005 and 2004 represents revenue from our IIS business only.

Impact of US$ and British pound (GBP) vs. Canadian dollar

The translated value of this segment's U.S. dollar- and GBP-denominated results are impacted by fluctuations in the respective exchange rates to the Canadian dollar. The table below depicts the effect of translating the specified year's U.S. dollar- and GBP-denominated results at the average exchange rates in effect during that period in comparison to the prior year's average exchange rates. We believe this provides the reader with the ability to assess underlying results on a more comparable basis, particularly given the magnitude of the change in the exchange rates over the comparable periods and the resulting impact on our results.

The Canadian dollar appreciated 7% on average and 9% on average relative to the U.S. dollar and GBP, respectively, compared to a year ago. Also, the Canadian dollar appreciated 8% on average relative to the U.S. dollar and 6% on average relative to the GBP in 2005 compared to 2004.

Impact of US$ and GBP translation on selected items (1) Table 32

(C$ millions, except for percentage amounts)	2006 vs. 2005	2005 vs. 2004
Reduced total revenue (teb) (2)	$ 218	$ 172
Reduced non-interest expense	120	118
Reduced net income	67	31
Percentage change in average US$ equivalent of C$1.00 (3)	7%	8%
Percentage change in average GBP equivalent of C$1.00 (3)	9%	6%

(1) Certain segment-related amounts have been restated to conform to our current management reporting framework and changes made to our business segments during the year. For further discussion, refer to the How we manage our business segments section.
(2) Taxable equivalent basis. For further discussion, refer to the How we manage our business segments section.
(3) Average amounts are calculated using month-end spot rates for the period.

Financial performance

2006 vs. 2005

Net income increased $647 million, or 85%, compared to a year ago. Excluding the prior year Enron litigation-related provision of $591 million ($326 million after-tax), net income increased $321 million, or 30%, compared to a year ago largely reflecting record trading results, a lower effective income tax rate and near record M&A fees. These factors were partly offset by higher variable compensation on improved business performance, lower debt and equity origination activity and the negative impact of a stronger Canadian dollar on the translated value of our U.S. dollar- and GBP-denominated earnings. Results excluding the Enron provision are a non-GAAP measure. For a reconciliation and further discussion, refer to the Key financial measures (non-GAAP) section.

Total revenue (teb) increased $631 million, or 16%. The increase was primarily due to record trading results on improved market conditions and growth in certain equity trading strategies and stronger M&A activity. Higher distributions and gains from private equity investments, increased brokerage commissions and increased credit fees related to investment banking activity also contributed to the increase. These factors were partially offset by a decline in equity origination in Canada mainly reflecting uncertainty in equity markets outside the resource sector. Debt origination fees were also down, mainly in the U.S., due to the rising interest rate environment and further weakening of the U.S. dollar. Net interest income (teb) declined $406 million, or 67%, primarily due to higher funding costs in support of growth in certain equity trading strategies. Non-interest income increased $1,037 million, or 30%, mainly due to higher equity trading revenue, higher M&A fees mainly in Canada, increased distributions from private equity investments and higher credit fees. These factors were partially offset by lower debt and equity origination activity. Total revenue (teb) excluding VIEs was $4,700 million, up $614 million, or 15%, from a year ago. For further discussion and reconciliation of total revenue (teb) excluding VIEs, refer to the Key financial measures (non-GAAP) section.

Non-interest expense decreased $216 million, or 7%. Excluding the prior year Enron provision, non-interest expense increased $375 million, or 14%, compared to the prior year primarily reflecting higher variable compensation on stronger business performance. Higher professional fees primarily related to business integration, and certain accounting adjustments to expenses, which increased both reported revenue and expenses, related to our 50 per cent ownership of RBC Dexia IS and higher spending in support of business growth initiatives also contributed to the increase. These factors were partially offset by the $120 million reduction in the translated value of U.S. dollar- and GBP-denominated expenses due to the stronger Canadian dollar and the prior year settlement of the Enron MegaClaims bankruptcy lawsuit.

Recovery of credit losses of $115 million was comprised of $65 million of recoveries of previously impaired corporate loans and the $50 million reversal of the general allowance. This compared to the $91 million recovery of credit losses realized in the prior year related to previously impaired corporate accounts.

Income taxes increased $227 million from a year ago. Excluding the negative impact of the prior year Enron provision, income taxes decreased $38 million mainly due to higher earnings from international subsidiaries operating in lower income tax jurisdictions.

Average assets continued to grow, up $39 billion, or 17%, primarily due to increased trading securities primarily resulting from growth in certain trading strategies. Loans and acceptances increased $6 billion, or 34%, primarily related to stronger investment banking activity and lending activity of RBC Dexia IS. Deposits increased $20 billion, or 20%, primarily due to increased funding requirements of our trading businesses. Credit quality remained strong, as gross impaired loans decreased $57 million, or 48%, from last year.

2005 vs. 2004

Net income decreased $67 million, or 8%, over the same period a year ago, primarily due to the Enron provision. This decrease was partly offset by moderate revenue growth, a lower effective tax rate, lower compensation costs and the Rabobank settlement charges incurred in 2004.

Total revenue (teb) increased $129 million, or 3%. The increase was primarily due to higher origination activity in Canada and gains from the sale of an Enron-related claim. Partially offsetting the increase was lower trading revenue across all product categories due to challenging market conditions in 2005. Net interest income (teb) declined compared to 2004 primarily due to higher funding costs related to certain equity trading strategies and spread compression and reduced volumes in our lending portfolios. Non-interest income increased compared to 2004 primarily due to increased origination activity and gains on the sale of an Enron-related claim. Total revenue (teb) excluding VIEs was $4,086 million, up $153 million, or 4%, compared to 2004.

Non-interest expense increased $429 million, or 15%, largely reflecting the Enron provision and the Enron MegaClaims bankruptcy settlement costs, partly offset by lower compensation costs, and the Rabobank settlement charges and business realignment charges incurred in 2004.

Recovery of credit losses of $91 million in 2005, related to previously impaired corporate accounts, compared to recoveries of $108 million in 2004, which were largely comprised of a $99 million reversal of the general allowance.

2007 Outlook and priorities

The outlook for capital markets globally is expected to remain relatively favourable with stable interest rates and improving equity markets. We expect to continue to expand our trading strategies and expect a modest rebound in origination activity, which will be partially offset by a weakening in M&A activity from a near historical high in 2006. Equity origination activity is expected to increase from a relatively slow 2006 as markets outside the resource and income trust sectors improve, while debt origination is expected to benefit from Municipal banking activity in new sectors and growth in U.S. dollar distribution. Also, core lending results are expected to increase as spread compression abates, while term extends. We also expect further growth in our infrastructure and project finance business as we continue to expand our capabilities from the U.K. to other international and U.S. markets, and growth from the expansion of structured and fixed income products into Asian markets. The Canadian dollar is expected to depreciate moderately relative to the U.S. and other foreign currencies as commodity and energy prices begin to ease. Our deal pipeline should remain healthy and is expected to continue to grow. Credit market conditions are expected to remain relatively favourable though the level of loan loss recovery opportunities is expected to continue to decline, commensurate with a lower level of problem loans.

Key strategic priorities for 2007

- Maintain our leadership position in Canada and deepen our penetration in the Canadian mid-market client segment.
- Continue to grow our Municipal Products business, expand our banking activities geographically and develop new product segments in the U.S.
- Successfully integrate new acquisitions and new businesses.
- Continue to expand the distribution of structured and fixed income products into Asian markets.
- Continue to expand our infrastructure and project finance product offering from U.K. to other international and U.S. markets.
- Continue to build our global energy capabilities.

Global Markets

Global Markets is our centre for origination, trading and distribution of predominantly investment grade fixed income, foreign exchange and derivative products. It also conducts our proprietary trading operations, alternative asset and private equity businesses.

Financial performance

Revenue (teb) increased $323 million, or 14%, from a year ago. The increase was primarily due to stronger trading results across all product categories. Higher private equity investment gains were mostly offset by lower debt origination fees, mainly in the U.S.

Trading-related revenue was up 26% on improved market conditions and growth in several trading strategies. Other revenue was down 23% mainly due to lower debt origination fees, lower results from our housing tax credit syndication business and further weakening of the U.S. dollar during the year. During 2006, we led or jointly led 615 debt issues, up from 543 deals a year ago, with a total value of approximately $130 billion, and in Municipal Finance, we were involved in 642 issues with a total value of US$45 billion through the first three calendar quarters of 2006.

Selected highlights (1) — Table 33

(C$ millions)	2006	2005	2004
Total revenue (teb) (2)	$ 2,579	$ 2,256	$ 2,268
Other information			
Trading-related	2,154	1,706	1,853
Other	425	550	415

(1) Certain segment-related amounts have been restated to conform to our current management reporting framework and changes made to our business segments during the year. For further discussion, refer to the How we manage our business segments section.

(2) Taxable equivalent basis. For further discussion, refer to the How we manage our business segments section.

Trading-related and Other revenue (C$ millions)


3,000
2,400
1,800
1,200
600
0
2004
2005
2006
Other
Trading-related

Global Investment Banking and Equity Markets brings together our investment banking and equity sales and trading capabilities to provide a complete suite of advisory and equity-related services to clients from origination, structuring and advising to distribution, sales and trading.

Financial performance

Global Investment Banking and Equity Markets revenue increased $271 million, or 28%, compared to the prior year. This increase largely reflected higher M&A activity, increased credit fees related to our investment banking activity, higher private equity distributions and the net gain realized on the exchange of our NYSE seats for NYX shares. These factors were partially offset by lower equity origination activity due to market uncertainty outside the resource and income trust sectors.

Gross underwriting and advisory revenue was up 11%, in large part due to near historical highs for M&A fees reflecting stronger activity in the Canadian resource sector. This was partially offset by lower equity originations reflecting less robust income trust activity and softer market conditions outside the resource sector. In 2006, we advised on 86 M&A deals with a total value of US$67 billion. This was up from 66 deals in the prior year. The increase largely reflected a robust Canadian M&A environment and solid growth in the U.S. market. In 2006, we led or co-led 82 equity and equity-related new issues with a total market value of $13 billion, up from 75 in the prior year. Increased volumes from the prior year was more than offset by reduced deal values, reflecting uncertainty in the markets outside the resource sector and a drop in income trust origination.

Selected highlights (1) — Table 34

(C$ millions)		2006		2005		2004
Total revenue (teb) (2)	$	1,250	$	979	$	941
Other information						
Gross underwriting and advisory fees		665		598		546
Equity sales and trading		283		252		247
Other (3)		302		129		148

(1) Certain segment-related amounts have been restated to conform to our current management reporting framework and changes made to our business segments during the year. For further discussion, refer to the How we manage our business segments section.
(2) Taxable equivalent basis. For further discussion, refer to the How we manage our business segments section.
(3) Other includes the gain on our NYSE shares, increases in private equity distributions and growth in revenue associated with our core lending book and syndicated finance.

Gross underwriting and advisory fees, equity sales and trading, and Other revenue (C$ millions)



1,500
1,200
900
600
300
0
2004
2005
2006
Other
Equity sales and trading
Gross underwriting and advisory fees

RBC Dexia Investor Services

RBC Dexia IS was created on January 2, 2006 when we combined our Institutional & Investor Services (IIS) business with Dexia Funds Services in return for a 50% joint venture interest in *RBC Dexia IS*. *RBC Dexia IS* offers an integrated suite of institutional investor products and services, including global custody, fund and pension administration, securities lending, shareholder services, analytics and other related services, to institutional investors worldwide.

Given the similarities between the IIS and RBC Dexia IS businesses, we have disclosed the revenue from our prior IIS business and our 50% proportionate ownership of RBC Dexia IS on the same line for comparative purposes. Revenue presented for 2006 represents two months of revenue from our IIS business earned between November 1, 2005 and the creation of RBC Dexia IS on January 2, 2006. The current period revenue also includes our proportionate share of RBC Dexia IS for the nine months ended September 30, 2006, as RBC Dexia IS reports on a one-month lag.

Financial performance

Revenue was $558 million in 2006, primarily reflecting high deposit volumes and strong foreign exchange revenue resulting from strong market activity.

Since its creation on January 2, 2006, assets under administration have increased 9% reflecting strong market activity.

Selected highlights (1) — Table 35

(C$ millions)		2006		2005		2004
Total revenue (teb) (2), (3)	$	558	$	500	$	455
Other information						
Assets under administration –						
RBC (4)		–		1,361,100		1,202,900
RBC Dexia IS (5)		1,893,000		–		–

(1) Certain segment-related amounts have been restated to conform to our current management reporting framework and changes made to our business segments during the year. For further discussion, refer to the How we manage our business segments section.
(2) Taxable equivalent basis. For further discussion, refer to the How we manage our business segments section.
(3) Comparative amounts for 2005 and 2004 only represent revenue for IIS.
(4) Assets under administration – RBC represents total AUA of our IIS business. RBC IIS AUA of $1,400 billion was contributed to RBC Dexia IS in exchange for our 50% ownership interest.
(5) Assets under administration – RBC Dexia IS represents the total AUA of RBC Dexia IS. As RBC Dexia IS reports on a one-month lag basis, AUA – RBC Dexia IS is reported as at September 30, 2006.

Other

Other consists of our other businesses including National Clients, which manages our client relationships with mid-market clients in Canada. It also includes our Global Credit business, which oversees the management of our core lending portfolios and manages our non-strategic lending portfolio. Global Credit also manages our Global Financial Institutions business which delivers innovative and creative solutions to global financial institutions including correspondent banking, treasury and cash management services. Research offers economic and securities research products to institutional clients in Canada and globally.

Financial performance

Revenue from *Other* was $306 million, a decline of $21 million, or 6%, over the prior year. The decrease mainly reflected the gain recorded in the prior year related to the sale of an Enron-related claim. This factor was partially offset by increased revenue in our Global Financial Institutions business due to higher deposit balances.

Corporate Support segment activities include our Global Technology and Operations Group, Corporate Treasury, Finance, Human Resources, Risk Management, Internal Audit and other Global Functions, the costs of which are largely allocated to the business segments.

The reported results for the Corporate Support segment mainly reflect activities that are undertaken for the benefit of the organization which are not allocated to the business segments such as enterprise funding, securitization and the net charges associated with unattributed capital. The results also include consolidation adjustments such as the elimination of the teb adjustments recorded in RBC Capital Markets related to the gross-up of income from Canadian taxable corporate dividends to their tax equivalent value. These adjustments are recorded in net interest income and offset in the provision for income taxes.

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a period over period trend analysis is not relevant. The following identifies the material items affecting the reported results in each period.

Corporate Support financial highlights (1) — Table 36

(C$ millions)	2006	2005	2004
Net interest income (teb) (2)	$ (489)	$ (293)	$ (314)
Non-interest income	180	188	268
Total revenue (teb) (2)	$ (309)	$ (105)	$ (46)
Non-interest expense	37	61	28
Recovery of credit losses	(86)	(47)	(36)
Business realignment charges	–	39	64
Net income before income taxes and non-controlling interest in subsidiaries (teb) (2)	$ (260)	$ (158)	$ (102)
Net income (loss)	$ 112	$ (14)	$ (61)
Selected average balance sheet and other information (3)			
Total assets	$ (5,400)	$ (4,100)	$ (2,300)
Attributed capital (4)	3,150	2,800	1,600
Securitization			
Total securitizations sold and outstanding (5)	17,781	12,661	7,883
New securitizations activity in the period (6)	7,529	4,952	3,074

(1) Certain segment-related amounts have been restated to conform to our current management reporting framework and changes made to our business segments during the year. For further discussion, refer to the How we manage our business segments section.
(2) Taxable equivalent basis. For further discussion, refer to the How we manage our business segments section. These amounts included the elimination of the adjustment related to the gross-up of income from Canadian corporate dividends of $213 million in 2006 recorded in RBC Capital Markets (2005 – $109 million; 2004 – $55 million).
(3) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(4) Average attributed capital is a non-GAAP financial measure. For further discussion, refer to the Key financial measures (non-GAAP) section.
(5) Total securitizations sold and outstanding are comprised of Credit card loans and Residential mortgages.
(6) New securitization activity is comprised of Residential mortgages and Credit card loans securitized and sold in the year. For further details, refer to Note 5 to our Consolidated Financial Statements.

2006

Net income of $112 million for the year mainly reflected income tax amounts which were largely related to enterprise funding activities and the favourable resolution of income tax audits related to prior years not allocated to the business segments. Mark-to-market gains on derivatives related to certain economic hedges also contributed to net income in the year. These factors were partially offset by the timing of securitization activity and an amount accrued related to a leased space which we will not occupy and expect to sub-lease at a rate lower than our contracted rate.

2005

Net loss of $14 million largely reflected business realignment charges of $39 million and mark-to-market losses on derivatives relating to certain economic hedges, which were partially offset by securitization activity and interest refunds relating to the resolution of disputed tax items for the 1993 to 1998 tax periods.

2004

Net loss of $61 million primarily reflected the $64 million in business realignment charges, a $42 million charge for losses on equity investments, a $68 million charge for consolidation adjustments to eliminate inter-company items such as underwriting fees, the $26 million writedown of an investment in AOL Canada and $19 million of costs relating to a processing disruption. These factors were partially offset by mark-to-market gains on derivatives related to certain economic hedges.

Balance sheet data and analysis

Table 37

(C$ millions)	2006	2005
	As at October 31	
Interest-bearing deposits with banks	$ 10,502	$ 5,237
Securities		
Trading account	$ 147,237	$ 125,760
Investment account and loan substitutes	37,632	34,735
Total securities	$ 184,869	$ 160,495
Assets purchased under reverse repurchase agreements and securities borrowed	$ 59,378	$ 42,973
Loans		
Residential mortgages	$ 96,675	$ 91,043
Personal loans	44,902	41,045
Credit cards	7,155	6,200
Business and government loans	61,207	53,626
Total loans	$ 209,939	$ 191,914
Other assets	$ 69,100	$ 65,399
Total assets	$ 536,780	$ 469,521
Deposits	$ 343,523	$ 306,860
Other liabilities	$ 160,575	$ 131,003
Non-controlling interest in subsidiaries	$ 1,775	$ 1,944
Shareholders' equity	$ 22,123	$ 19,847

2006 vs. 2005

Total assets increased $67 billion, or 14%, from a year ago. The increase was largely attributable to higher *Total securities* and *Assets purchased under reverse repurchase agreements and securities borrowed* in support of our increased level of trading activities, and growth in *Total loans* reflecting strong loan demand driven by favourable economic conditions.

Interest-bearing deposits with banks increased $5 billion from a year ago, mainly due to the consolidation of our 50% proportionate share in RBC Dexia IS.

Total securities increased $24 billion, or 15%, from a year ago, mainly reflecting a higher level of trading securities in support of growth in our trading businesses.

Assets purchased under reverse repurchase agreements and securities borrowed increased $16 billion, or 38%, from a year ago generally in support of equity and debt trading strategies and business expansion.

Total loans increased $18 billion, or 9%, from a year ago as a result of increases across all categories, reflecting strong loan demand driven by favourable economic conditions.

Residential mortgages increased $6 billion, or 6%, despite the offsetting effect of $13.6 billion of net securitization during the year. The increase continued to be driven by a relatively solid housing market, relatively low interest rates, strong labour market conditions, as well as continued consumer confidence. Our sales efforts also contributed to the increase.

Personal loans increased $4 billion, or 9%, reflecting continued growth in both secured and unsecured credit lines, supported by strong consumer demand and favourable credit conditions.

Credit cards increased $1 billion, or 15%, despite the offsetting effect of $550 million of net securitization during the year. The increase largely reflected successful sales efforts and strong growth in client spending and balances. The net securitization of $550 million was comprised of $1.2 billion securitized in 2006 and $650 million of previously securitized amounts which matured in 2006, resulting in the loans being recorded back on our Consolidated Balance Sheets.

Business and government loans were up $7 billion, or 13%, reflecting solid business loan demand and the consolidation of our 50% proportionate share in RBC Dexia IS.

Other assets increased $4 billion, or 6%, from the prior year, primarily due to increased business activity in customers' liability under acceptances and receivables from brokers and dealers.

Deposits increased $37 billion, or 12%, from a year ago, largely driven by growth in business and government deposits in support of increased business activities as well as increased funding requirements of our trading businesses.

Other liabilities increased $30 billion, or 23%, compared to the prior year, mainly due to increased business activities related to repurchase agreements, securities lending and securities sold short.

Shareholders' equity was up $2 billion, or 11%, over the prior year on strong earnings growth, net of dividends. Details on our common and preferred share balances in our Shareholders' equity and Preferred share liabilities are provided in Table 38. For further discussion, refer to Note 18 to our Consolidated Financial Statements.

Share data and dividends

(C$ millions, except number of shares and per share amounts)	2006 Number of shares (000s)	2006 Amount	2006 Dividends per share	2005 Number of shares (000s)	2005 Amount	2005 Dividends per share	2004 Number of shares (000s)	2004 Amount	2004 Dividends per share
First Preferred									
Non-cumulative Series N (1)	12,000	$ 300	$ 1.18	12,000	$ 300	$ 1.18	12,000	$ 300	$ 1.18
Non-cumulative Series O (1)	6,000	150	1.38	6,000	150	1.38	6,000	150	1.38
US$ Non-cumulative Series P	–	–	–	–	–	US 1.26	4,000	132	US 1.44
Non-cumulative Series S	–	–	1.33	10,000	250	1.53	10,000	250	1.53
Non-cumulative Series W (1)	12,000	300	1.23	12,000	300	.99	–	–	–
Non-cumulative Series AA (2)	12,000	300	.71	–	–	–	–	–	–
Non-cumulative Series AB (3)	12,000	300	.41	–	–	–	–	–	–
Total First Preferred		$ 1,350			$ 1,000			$ 832	
Common shares outstanding (4)	1,280,890	$ 7,196	$ 1.44	1,293,502	$ 7,170	$ 1.18	1,289,496	$ 6,988	$ 1.01
Treasury shares – preferred	(94)	(2)		(91)	(2)		–	–	
Treasury shares – common (4)	(5,486)	(180)		(7,053)	(216)		(9,726)	(294)	
Stock options (4)									
Outstanding	32,243			36,481			44,744		
Exercisable	26,918			28,863			32,801		

(1) As at October 31, 2006, the aggregate number of common shares issuable on the conversion of the First Preferred Shares Series N and O was approximately 6,463,000 and 3,264,000, respectively. As at October 31, 2006, the First Preferred Shares Series W was not yet convertible. On November 24, 2006, we redeemed all the issued and outstanding Non-cumulative First Preferred Shares Series O.
(2) On April 4, 2006, we issued 12 million First Preferred Shares Series AA. These preferred shares do not have a conversion option.
(3) On July 20, 2006, we issued 12 million First Preferred Shares Series AB. These preferred shares do not have a conversion option.
(4) On April 6, 2006, we paid a stock dividend of one common share on each of our issued and outstanding common shares. The effect is the same as a two-for-one split of our common shares. All common shares, treasury shares and stock option numbers have been retroactively adjusted to reflect the stock dividend.

As at November 24, 2006, the number of outstanding common shares and stock options were 1,279,524,000 and 31,754,000 respectively. The number of other securities disclosed in the table above are unchanged. For further information, refer to Notes 18 and 21 to our Consolidated Financial Statements.

On November 1, 2006, we issued 8 million First Preferred Shares Series AC. The net proceeds of this transaction will be used for general business purposes. Subject to regulatory approval, we may redeem these preferred shares in whole or in part at a declining premium on or after November 24, 2011.

Capital management

Capital management framework

We actively manage our capital to balance the desire to maintain strong capital ratios and high ratings with the desire to provide strong returns to our shareholders. In striving to achieve this balance, we consider the requirements of regulators, rating agencies, depositors and shareholders, as well as our future business plans, peer comparisons and our position relative to internal targets for capital ratios. Additional considerations include the costs and terms of current and potential capital issuances and projected capital requirements.

Our capital management framework serves to define, measure, raise and invest all forms of capital in a co-ordinated and consistent manner. We manage and monitor our capital from three perspectives: (i) regulatory capital, (ii) economic capital and (iii) subsidiary capital. This co-ordinated approach to capital management serves an important business function, optimizing our capital usage and structure. It provides more efficient support for our business segments and clients and better returns to our shareholders while protecting our depositors and senior creditors.

Governance

The Board of Directors is responsible for the annual review and approval of our capital plan, including all capital transactions, in conjunction with our operating plan. The Audit Committee is responsible for the governance of capital management, which includes the review and ongoing monitoring of internal controls and the control environment as well as establishing and approving policies for their compliance with regulatory standards and internal objectives.

The Asset and Liability Committee and the Group Executive share management oversight responsibility for capital management and receive regular reports detailing compliance with the established limits and guidelines. In addition, the OSFI meets with our Audit Committee and the Conduct Review and Risk Policy Committee to discuss our policies and procedures regarding capital management.

Capital Management is responsible for the design and implementation of policies for regulatory, economic and subsidiary capital management. Other key responsibilities include the monitoring and reporting of our capital position along with recommending and co-ordinating the execution of capital transactions.

Risk-adjusted assets are determined by applying the OSFI prescribed rules to on-balance sheet and off-balance sheet exposures. They also include an amount for the market risk exposure associated with our trading portfolios.

Over the last year, risk-adjusted assets increased by $27 billion to $224 billion, largely due to strong growth in loans, investment securities and residential mortgages. Strong growth in off-balance sheet credit instruments as well as the impact of RBC Dexia IS also contributed to the increase. Risk-adjusted assets for market risk declined from the previous year.

Risk-adjusted assets (1) — Table 39

(C$ millions, except percentage amounts)	Balance sheet amount	Weighted average of risk weights (2)	Risk-adjusted balance 2006	Risk-adjusted balance 2005
Balance sheet assets				
Cash and deposits with banks	$ 15,392	15%	$ 2,322	$ 1,830
Securities				
Issued or guaranteed by Canadian or other OECD (3) governments	25,120	–	42	48
Other	159,749	5%	7,811	5,278
Residential mortgages (4)				
Insured	29,666	1%	363	385
Conventional	66,996	42%	27,921	25,592
Other loans and acceptances (4)				
Issued or guaranteed by Canadian or other OECD (3) governments	20,501	19%	3,848	2,991
Other	159,730	67%	107,336	95,639
Other assets	59,623	18%	10,609	7,014
	$ 536,777		$ 160,252	$ 138,777
	Credit equivalent amount			
Off-balance sheet financial instruments				
Credit instruments				
Guarantees and standby letters of credit	$ 19,428	73%	$ 14,092	$ 12,154
Documentary and commercial letters of credit	143	45%	65	56
Securities lending	38,185	8%	3,022	2,299
Commitments to extend credit	19,666	85%	16,666	14,968
Liquidity facilities	4,413	100%	4,413	3,513
Note issuance/revolving underwriting facilities	4	100%	4	3
	$ 81,839		$ 38,262	$ 32,993
Derivatives (5)	43,498	24%	10,432	9,696
Total off-balance sheet financial instruments	$ 125,337		$ 48,694	$ 42,689
Total specific and general risk			14,763	15,538
Total risk-adjusted assets			$ 223,709	$ 197,004

(1) Calculated using guidelines issued by the OSFI.
(2) Represents the weighted average of counterparty risk weights within a particular category.
(3) OECD stands for Organisation for Economic Co-operation and Development.
(4) Amounts are shown net of allowance for loan losses.
(5) Includes non-trading credit derivatives given guarantee treatment for credit risk capital purposes.

Regulatory capital and capital ratios

Capital levels for Canadian banks are regulated pursuant to guidelines issued by the OSFI, based on standards issued by the Bank of International Settlements. Regulatory capital is allocated into two tiers, with Tier 1 capital comprising the more permanent components of capital. Tier 1 capital consists primarily of common shareholders' equity, non-cumulative preferred shares, and the eligible amount of innovative capital instruments less a deduction for goodwill. Tier 2 capital consists mainly of subordinated debentures, the eligible amount of innovative capital instruments that could not be included in Tier 1 capital, and an eligible portion of the total general allowance for credit losses. Total capital is defined as the total of Tier 1 and Tier 2 capital less deductions as prescribed by the OSFI.

Regulatory capital ratios are calculated by dividing Tier 1 and Total capital by risk-adjusted assets based on GAAP financial information. In 1999, the OSFI formally established risk-based capital targets for deposit-taking institutions in Canada. These targets are a Tier 1 capital ratio of 7% and a Total capital ratio of 10%. In addition to the Tier 1 and Total capital ratios, Canadian banks need to operate within a leverage constraint and ensure that their assets-to-capital multiple, which is calculated by dividing gross adjusted assets by Total capital, does not exceed the level prescribed by regulators.

The components of regulatory capital and our regulatory capital ratios are shown in Table 40.

Regulatory capital and capital ratios (1)

(C$ millions, except percentage amounts)	2006	2005
Tier 1 capital		
Common equity (2)	$ 21,065	$ 19,115
Non-cumulative preferred shares	1,345	997
Innovative capital instruments	3,222	2,835
Other non-controlling interest in subsidiaries	28	28
Goodwill	(4,182)	(4,074)
	21,478	18,901
Tier 2 capital		
Permanent subordinated debentures (3)	839	874
Non-permanent subordinated debentures (3)	6,313	7,234
Innovative capital instruments	249	567
General allowances	1,223	1,286
	8,624	9,961
Other deductions from capital		
Investment in insurance subsidiaries	(2,795)	(2,642)
Other	(643)	(407)
Total capital	$ 26,664	$ 25,813
Capital ratios		
Tier 1 capital to risk-adjusted assets	9.6%	9.6%
Total capital to risk-adjusted assets	11.9%	13.1%
Assets-to-capital multiple	19.7X	17.6 X

(1) As defined in the guidelines issued by the OSFI.
(2) This amount is shareholders' equity less preferred shares of $1,050 million and other items of $8 million.
(3) Subordinated debentures that are within five years of maturity are subject to straight-line amortization to zero during their remaining term and, accordingly, are included above at their amortized value.

Tier 1 capital ratio


12%
9%
6%
3%
0%
9.3%
9.7%
8.9%
9.6%
9.6%
2002
2003
2004
2005
2006

Tier 1 capital rose to $21.5 billion, an increase of $2.6 billion over last year. The increase was primarily due to strong internal capital generation, the reclassification of innovative capital from Tier 2 and the net issuance of preferred shares as outlined in the capital management activity section below. These increases were partially offset by common share repurchases and cumulative unrealized foreign currency translation losses as a result of a stronger Canadian dollar.

Tier 2 capital decreased $1.3 billion in 2006. The decrease was mainly a result of redemptions of subordinated debentures as outlined in the capital management activity section below and the reclassification of innovative capital to Tier 1.

Total capital increased $.9 billion as the net increase in Tier 1 and Tier 2 capital was partially reduced by an increase in regulatory deductions.

As at October 31, 2006, the Tier 1 capital ratio of 9.6% was unchanged from a year ago as strong internal capital generation, the reclassification of innovative capital from Tier 2 and the net issuance of preferred shares were offset by share repurchases and strong balance sheet growth. The Total capital ratio of 11.9% was down 120 bps from the previous year largely reflecting our redemption of subordinated debentures in 2006. Throughout fiscal 2006, we maintained a Tier 1 capital ratio that exceeded our 2006 annual objective of greater than 8%.

As at October 31, 2006, our assets-to-capital multiple was 19.7 times, which remained below the maximum permitted by the OSFI, compared to 17.6 times as at October 31, 2005.

Selected capital management activity Table 41

(C$ millions)	2006	2005
Dividends		
Common	$ 1,847	$ 1,512
Preferred	60	42
Preferred shares issued	600	300
Preferred shares redeemed	(250)	(132)
Treasury shares net sales – common	36	132
Repurchase of common shares – normal course issuer bid (1)	(844)	(226)
Repurchase and redemption of debentures (2)	(955)	(786)
Issuance of Trust Capital Securities (3)	–	1,200

(1) For further details, refer to Note 18 to our Consolidated Financial Statements.
(2) For further details, refer to Note 16 to our Consolidated Financial Statements.
(3) For further details, refer to Note 17 to our Consolidated Financial Statements.

In 2006, we undertook several initiatives to effectively manage our capital.

Tier 1

In 2006, we repurchased 13.8 million common shares for $844 million, of which 6.6 million shares were repurchased for $311 million under our normal course issuer bid (NCIB) that expired on October 31, 2006; and 7.2 million shares were repurchased for $533 million under our NCIB that expired on June 23, 2006. Effective November 1, 2006, we renewed our NCIB to repurchase up to 40 million common shares, or 3%, of our outstanding common shares. This NCIB will expire on October 31, 2007.

On October 6, 2006, we redeemed all of the issued and outstanding $250 Non-cumulative First Preferred Shares Series S.

On July 20, 2006, we issued $300 million of Non-cumulative First Preferred Shares Series AB at $25 per share.

On April 6, 2006, we paid a stock dividend of one common share for each issued and outstanding common share, which has the same effect as a two-for-one split of our common shares.

On April 4, 2006, we issued $300 million of Non-cumulative First Preferred Shares Series AA at $25 per share.

Subsequent to October 31, 2006, we completed the following capital-related activities:

On November 1, 2006, we issued $200 million of Non-cumulative First Preferred Shares Series AC at $25 per share.

On November 24, 2006, we redeemed all of the issued and outstanding $150 million Non-cumulative First Preferred Shares Series O.

Tier 2

During the year, we purchased $22 million of the outstanding $250 million floating-rate debentures maturing in 2083 and US$19 million of the outstanding US$300 million floating-rate debentures maturing in 2085.

On October 24, 2006, we redeemed all of our US$300 million of outstanding 6.75% subordinated debentures due October 24, 2011, for 100% of their principal amount plus accrued interest.

On September 12, 2006, we redeemed all of our $350 million of outstanding 6.50% subordinated debentures due September 12, 2011, for 100% of their principal amount plus accrued interest.

Starting in the third quarter of 2006, we included in our Tier 2B capital US$120 million junior subordinated debentures issued by RBC Centura prior to acquisition in 2001 based on the OSFI's approval. The ongoing inclusion of these instruments in our Tier 2B capital and any redemption or repurchase is subject to certain regulatory conditions.

On April 26, 2006, we redeemed all of our $100 million of outstanding 8.20% subordinated debentures due April 26, 2011, for 100% of their principal amount plus accrued interest.

On February 13, 2006, we redeemed all of our $125 million of outstanding 5.50% subordinated debentures due February 13, 2011, for 100% of their principal amount plus accrued interest.

Subsequent to October 31, 2006, we completed the following capital-related activity:

On November 8, 2006, we redeemed all of our outstanding US$400 million floating rate subordinated debentures due November 8, 2011, for 100% of their principal amount plus accrued interest to the redemption date.

Dividends

Our common share dividend policy reflects our earnings outlook, desired payout ratio and the need to maintain adequate levels of capital to fund business opportunities. The targeted common share dividend payout ratio for 2006 was 40–50%. In 2006, the dividend payout ratio was 40%, down from 45% in 2005. Common share dividends during the year were $1.8 billion, up 22% from a year ago.

Hedging foreign currency-denominated operations

Rising U.S. dollar-denominated assets and deductions from regulatory capital have prompted the development of a policy regarding hedging our foreign exchange exposure with respect to our foreign operations. The objectives of our hedging policy are: (i) immunization of our consolidated regulatory capital ratios from currency fluctuations and (ii) mitigation of potential earnings volatility that might result at disposition of these investments. When the Canadian dollar strengthens/weakens against other currencies, the losses/gains on net foreign investments reduce/increase our capital, as well as the risk-adjusted assets and goodwill of the foreign currency-denominated operations. By selecting an appropriate level of hedging of our investment in foreign operations, our regulatory capital ratios are not materially impacted by currency fluctuations due to the offsetting impact of the proportionate movement in the assets and capital.

The outcome of hedging operations denominated in foreign currencies is to promote orderly and efficient capital management. It enables us to comply with regulatory requirements on an ongoing basis and to maintain greater control over key capital ratios thereby reducing the need for capital transactions in response to currency fluctuations.

Economic capital
Economic capital is our own quantification of risks associated with business activities. Economic capital is defined as the capital required to remain solvent and in business even under extreme market conditions, given our desire to maintain an AA debt rating. Economic capital is attributed to each business segment in proportion to the risks inherent in their respective business and drives the optimization of returns in terms of risk and reward. It allows for direct comparable performance measurements through Return on equity (ROE) and Return on risk capital (RORC) which are described in detail in the Key financial measures (non-GAAP) section. Accordingly, Economic capital aids senior management in resource allocation and serves as a reference point for the assessment of our aggregate risk appetite in relation to our financial position, recognizing that factors outside the scope of Economic capital must also be taken into consideration.

The identified risks for which we calculate Economic capital are credit, market (trading and non-trading), operational, business, fixed asset and insurance risk.

- Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations.
- Market risk is the risk of loss that results from changes in interest and foreign exchange rates, equity and commodity prices and credit spreads.
- Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.
- Business risk is the risk of loss due to variances in volumes, prices and costs caused by competitive forces, regulatory changes, reputation and strategic risks.
- Fixed asset risk is defined as the risk that the value of fixed assets will be less than their book value at a future date.
- Insurance risk is the risk of loss that may occur when actuarial assumptions made in insurance product design and pricing activities differ from actual experience.

In addition, goodwill and intangibles are underpinned by Economic capital. For further discussion of credit, market, operational and insurance risk, refer to the Risk management section.

Economic capital is a non-GAAP measure and its calculation and attribution involves a number of assumptions and judgments. The methodologies are continually monitored to ensure that the Economic capital framework is comprehensive and consistent.

Economic capital Table 42

(C$ millions average balances)	2006	2005
Credit risk	$ 5,800	$ 5,100
Market risk (trading and non-trading)	2,500	2,200
Operational risk	2,450	2,350
Business and fixed asset risk	1,800	1,600
Insurance risk	200	200
Risk capital	$ 12,750	$ 11,450
Goodwill and intangibles	4,650	4,850
Attributed capital (Economic capital)	$ 17,400	$ 16,300
Unattributed capital	2,500	2,300
Common equity	$ 19,900	$ 18,600

Attributed Economic capital increased $1.1 billion from the same period a year ago largely due to increases in Credit risk and Market risk capital partially offset by a decrease in Goodwill and intangibles. The increase in Credit risk capital was primarily due to business growth along with the impact of RBC Dexia IS, which was established on January 2, 2006. Market risk capital increased largely in our non-trading portfolios. Goodwill and intangibles decreased as a result of the impact of a stronger Canadian dollar on the translated value of U.S. dollar-denominated assets and was partially offset by the impact of RBC Dexia IS and Abacus.

We remain well capitalized with current levels of qualified equity exceeding the Economic capital required to underpin all of our risks.

Subsidiary capital
Structured management of consolidated capital has become a key strategic objective as the amount of capital deployed in subsidiaries to build their businesses has grown in order to maximize profits and returns to shareholders. Accordingly, regulatory bodies have focused on ensuring that for all internationally active banks, capital recognized in regulatory capital measurements is accessible by the parent entity. To meet these new regulatory requirements and facilitate the co-ordinated generation and allocation of capital across the organization, we have put in place a comprehensive subsidiary capital framework. This framework sets guidelines for defining capital investments in our subsidiaries and establishes minimum targets in relation to our total investment in those subsidiaries.

While each of our subsidiaries has individual responsibility for calculating, monitoring and maintaining capital adequacy in compliance with the laws and regulations of its local jurisdiction, the Capital Management Group is mandated to provide centralized oversight and consolidated capital base management across various entities.

Future developments
We closely monitor changes in the accounting framework and their potential impact on our capitalization levels through ongoing dialogue with our external auditors, other financial institutions, the Canadian Bankers Association and the OSFI. Several changes in accounting principles have either been introduced or are being proposed in the areas of financial instruments (as described in the Critical accounting policies and estimates section and Note 1 to the Consolidated Financial Statements), and requirements for contracts that can be settled in cash or shares to be settled in shares for the calculation of diluted EPS. These changes could affect our capital requirements and activities.

Basel II
The implementation of the capital adequacy requirements for Basel II will begin with a parallel run in fiscal 2007 with full compliance expected at the beginning of fiscal 2008. We are actively preparing for the implementation of the Basel II framework as detailed in the Risk management section.

In the normal course of business, we engage in a variety of financial transactions that, under GAAP, are not recorded on our balance sheet. Off-balance sheet transactions are generally undertaken for risk management, capital management and/or funding management purposes for our benefit and the benefit of our clients. These transactions include derivative financial instruments, transactions with special purpose entities and issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit and liquidity risk, which are discussed in the Risk management section.

Derivative financial instruments
Derivative financial instruments are primarily used in sales and trading activities to enable our clients to transfer, modify or reduce current or expected risks. These trading derivatives are fully recognized at their fair values on our Consolidated Balance Sheets.

We also use derivatives to manage our exposures to interest, currency, credit and other market risks. We may choose to enter into derivative transactions to economically hedge certain business strategies that do not otherwise qualify for hedge accounting or where hedge accounting is not considered economically feasible to implement (economic hedges). These economic hedges are also carried at fair value on our Consolidated Balance Sheets.

Certain derivatives that are used to manage our risks are specifically designated and qualify for hedge accounting (accounting hedges). We apply hedge accounting to minimize significant unplanned fluctuations in earnings caused by changes in interest rates or exchange rates. These hedging derivatives represent off-balance sheet items, as they are not carried at fair value.

Notes 1 and 7 to our Consolidated Financial Statements provide more detail on our accounting for, and types of, derivatives. The following are the net fair values of the derivatives by category:

Derivatives Table 43

(C$ millions)	2006	2005
On-balance sheet		
Trading derivatives	$ (4,222)	$ (3,628)
Economic hedges	(498)	(452)
Off-balance sheet		
Accounting hedges	294	386
Total net fair value	$ (4,426)	$ (3,694)

Special purpose entities
Special purpose entities (SPEs) are typically set up for a single, discrete purpose, have a limited life and serve to legally isolate the financial assets held by the SPE from the selling organization. They are not operating entities and usually have no employees. SPEs may be variable interest entities (VIEs) as defined by the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline 15, *Consolidation of Variable Interest Entities* (AcG-15). Refer to the Critical accounting policies and estimates section and Notes 1 and 6 to our Consolidated Financial Statements, for our consolidation policy and information about the VIEs that we have consolidated, or in which we have significant variable interests. Pursuant to the CICA Accounting Guideline 12, *Transfers of Receivables* (AcG-12), qualifying SPEs (QSPE) are legal entities that are demonstrably distinct from the transferor, have limited and specified permitted activities, have defined asset holdings and may only sell or dispose of selected assets in automatic response to specified conditions.

We manage and monitor our involvement with SPEs through our Structured Transactions Oversight Committee. Refer to the Risk management section for further details.

Securitization of our financial assets
We periodically securitize our credit card receivables and residential and commercial mortgage loans primarily to diversify our funding sources and enhance our liquidity position. Gains and losses on securitizations are included in Non-interest income.

Credit card receivables
We securitize a portion of our credit card receivables through an SPE on a revolving basis. The SPE is funded through the issuance of senior and subordinated notes collateralized by the underlying credit card receivables. This SPE meets the criteria for a QSPE and, accordingly, as the transferor of the credit card receivables, we are precluded from consolidating this SPE.

We continue to service the credit card receivables sold to the QSPE and perform an administrative role for the QSPE. We also provide first-loss protection to the QSPE in two forms. We have an interest in the excess spread from the QSPE which is subordinate to the QSPE's obligation to the holders of its asset-backed securities. Excess spread is the residual net interest income after all trust expenses have been paid. Our excess spread serves to absorb losses with respect to the credit card receivables before payments to the QSPE's noteholders are affected. The present value of this excess spread is reported as a retained interest within Investment account securities on our Consolidated Balance Sheets. In addition, we provide loans to the QSPE to pay upfront expenses. These loans rank subordinate to all notes issued by the QSPE.

Residential mortgage loans
We securitize residential mortgage loans through the creation of mortgage-backed securities (MBS) and sell a portion of these MBS to an independent SPE on a revolving basis. We retain interests in the excess spread on the sold MBS and continue to service the mortgages underlying these MBS. The retained portion of these MBS is recorded in Investment account securities on our Consolidated Balance Sheets.

Commercial mortgage loans
We securitize commercial mortgages by selling them in collateral pools, which meet certain diversification, leverage and debt coverage criteria, to an SPE. The SPE finances the purchase of these pools by issuing certificates that carry varying degrees of subordination. These certificates range from AAA to B- when rated, and the most subordinated are unrated. The certificates represent undivided interests in the collateral pool, and the SPE, having sold all undivided interests available in the pool, retains none of the risk of the collateral pools. As part of the SPE pooling and servicing agreement, we continue to be the primary servicer of the loans under contract with a master servicer for the SPE.

Our financial asset securitizations Table 44

(C$ millions)	2006	2005
Outstanding securitized assets		
Residential mortgages	$ 14,131	$ 9,561
Credit cards	3,650	3,100
Commercial mortgages	1,914	1,237
Total	$ 19,695	$ 13,898
Retained interests		
Residential mortgages		
Mortgage-backed securities retained	$ 5,591	$ 2,654
Retained rights to future excess interest	206	172
Credit cards		
Asset-backed securities purchased	1,390	596
Retained rights to future excess interest	26	21
Subordinated loan receivables	6	6
Total	$ 7,219	$ 3,449

2006 vs. 2005
During the year, we securitized $13.6 billion of residential mortgages, of which $6.3 billion were sold and the remaining $7.3 billion were retained as Investment account securities. We also securitized $.7 billion of commercial mortgages and $1.2 billion in credit card loans. During the year, $650 million of previously securitized credit card loans matured which resulted in the loans being recorded back on our Consolidated Balance Sheets. For further details, refer to Note 5 to our Consolidated Financial Statements.

Capital trusts
We issue innovative capital instruments, RBC Trust Capital Securities (TruCS), through two SPEs: RBC Capital Trust (Trust) and RBC Capital Trust II (Trust II). We consolidated Trust but did not consolidate Trust II. As at October 31, 2006, we held the residual interest of $1 million (2005 – $1 million) in Trust II, had a loan receivable from Trust II of $42 million (2005 – $44 million), and reported the senior deposit note of $900 million (2005 – $900 million) we issued to Trust II in our deposit liabilities. Under certain circumstances, TruCS of Trust II will be automatically exchanged for our preferred shares. In addition, TruCS holders of Trust II have the right to exchange for our preferred shares as outlined in Note 17 to our Consolidated Financial Statements.

Interest expenses on the senior deposit note issued to Trust II amounted to $52 million (2005 – $52 million; 2004 – $52 million) during the year. For further details on the capital trusts and the terms of the TruCS issued and outstanding, refer to the Capital management section and Note 17 to our Consolidated Financial Statements.

Securitization of client financial assets
Within our Global Securitization Group, our principal relationship with SPEs comes in the form of administering six multi-seller asset-backed commercial paper conduit programs (multi-seller conduits) – 3 in Canada and 3 in the United States. We are involved in the multi-seller conduit markets because our clients value these transactions, they offer a growing source of revenue and they generate a favourable risk-adjusted return for us. Our clients primarily utilize multi-seller conduits to diversify their financing sources and to reduce funding costs by leveraging the value of high-quality collateral. The multi-seller conduits purchase various financial assets from clients and finance the purchases by issuing highly rated asset-backed commercial paper. The multi-seller conduits typically purchase the financial assets as part of a securitization transaction by our clients. In these situations, the sellers of the financial assets continue to service the respective assets and generally provide some amount of first-loss protection on the assets.

During 2006, the multi-seller conduits also financed assets that were in the form of either securities or instruments that closely resemble securities such as credit-linked notes. The credit quality of these transactions was very high – often in the highest available rating categories established by the rating agencies that assign ratings to these types of securities or security-like instruments. In these situations, the multi-seller conduit is often one of many investors in the securities or security-like instruments.

The commercial paper issued by each multi-seller conduit is in the multi-seller conduit's own name with recourse to the financial assets owned by the multi-seller conduit. The multi-seller conduit commercial paper is non-recourse to us except through our participation in liquidity and/or credit enhancement facilities, and non-recourse to the other multi-seller conduits that we administer.

We do not maintain any ownership or retained interests in these multi-seller conduits. We provide services such as transaction structuring and administration as specified by the multi-seller conduit program documents, for which we receive fees. In addition, we provide backstop liquidity facilities and partial credit enhancements to the multi-seller conduits. We have no rights to, or control of, the assets owned by the multi-seller conduits. Fee revenue for all such services, which is reported as Non-interest income, amounted to $60 million during the year (2005 – $58 million; 2004 – $70 million).

At fiscal years ended October 31, total commitments and amounts outstanding under liquidity and credit enhancement facilities for the multi-seller conduits, which are also included in our discussion in the Guarantees section, are shown below:

Liquidity and credit facilities Table 45

	2006		2005	
(C$ millions)	Committed (1)	Outstanding	Committed (1)	Outstanding
Liquidity facilities	$ 34,880	$ –	$ 29,442	$ –
Credit facilities	3,404	–	2,832	–

(1) Our maximum exposure to loss under these facilities is $35.1 billion for 2006 and $29.4 billion for 2005. The increase in liquidity facilities is due to the increase in the multi-seller conduits' activities during the year.

All the multi-seller conduits were restructured in 2004. As part of the restructurings, an unrelated third party (expected loss investor) agreed to absorb credit losses up to a maximum contractual amount that may occur in the future on the assets in the multi-seller conduits (multi-seller conduit first-loss position) before us and the multi-seller conduit's debt holders. In return for assuming this multi-seller conduit first-loss position, the expected loss investor is paid by the multi-seller conduit a return commensurate with its risk position. Moreover, each multi-seller conduit has granted to the expected loss investor material voting rights, including the right to approve any transaction prior to the multi-seller conduit purchasing and financing a transaction. As a result of the restructurings, we do not consolidate any of the multi-seller conduits. As a result of increased activities during the year, these six multi-seller conduits have financial assets totalling $24.8 billion as at October 31, 2006 (2005 – $20.2 billion). The maximum assets that may have to be purchased by the conduits under purchase commitments outstanding as at October 31, 2006 were $34.3 billion (2005 – $29.3 billion).

Creation of credit investment products
We use SPEs to generally transform credit derivatives into cash instruments, to distribute credit risk and to create customized credit products to meet the needs of investors with specific requirements. As part of this process, we may transfer our assets to the SPEs with an obligation to buy these assets back in the future and may enter into derivative contracts with these SPEs in order to convert various risk factors such as yield, currency or credit risk of underlying assets to meet the needs of the investors. In this role as derivative counterparty to the SPE, we also assume the associated counterparty credit risk of the SPE.

These SPEs often issue notes. The notes may be rated by external rating agencies, as well as listed on a stock exchange, and are generally traded via recognized bond clearing systems. While the majority of the notes are expected to be sold on a "buy and hold" basis, we may on occasion act as market maker. We do not, however, provide any SPE with any guarantees or other similar support commitments; rather, we buy credit protection from these SPEs through credit derivatives. The investors in the notes ultimately bear the cost of any payments made by the SPE under these credit derivatives. We consolidate the SPEs in which our investments in the notes expose us to a majority of the expected losses.

There are many functions required to create such a product. We fulfill some of these functions and independent third parties or specialist service providers fulfill the remainder. Currently we act as sole arranger and swap provider for SPEs where we are involved and, in most cases, act as paying and issuing agent as well. As with all our trading derivatives, the derivatives with these SPEs are carried at fair value in derivative-related assets and liabilities. The assets in these SPEs amounted to $3.8 billion as at October 31, 2006 (2005 – $3.3 billion), of which $.7 billion were consolidated as at October 31, 2006 (2005 – $.7 billion).

Asset management

Collateralized Debt Obligation (CDO) SPEs raise capital by issuing debt and equity securities and invest their capital proceeds in portfolios of debt securities. Any net income or loss is shared by the CDO's equity and debt investors. In 2005, we sold our CDO management business to a third party, and in 2006, we sold our investments in the CDO's first-loss tranche. The interest income from investments in the CDO's first-loss tranche totalled nil in 2006 (2005 – $9 million; 2004 – $10 million).

Structured finance

We occasionally make loan substitute and equity investments in off-balance sheet entities that are part of transactions structured to achieve a desired outcome, such as limiting exposure to specific assets or risks, obtaining indirect (and usually risk mitigated) exposure to financial assets, funding specific assets, supporting an enhanced yield and meeting client requirements. These transactions usually yield a higher return or provide lower cost funding on an after-tax basis than financing non-SPE counterparties, holding an interest in financial assets directly, or receiving on-balance sheet funding. These transactions are structured to mitigate risks associated with directly investing in the underlying financial assets, or directly receiving funding and may be structured so that our ultimate credit risk is that of a non-SPE, which in most cases is another financial institution. Exit mechanisms are built into these transactions to curtail exposure from changes in law or regulations. We consolidate structured finance VIEs in which our interests expose us to a majority of the expected losses. The unconsolidated entities in which we have significant investments or loans had total assets of $6.9 billion as at October 31, 2006 (2005 – $6.5 billion). As at October 31, 2006, our total investments in and loans to these entities were $2.9 billion (2005 – $2.9 billion), which are reflected on our Consolidated Balance Sheets.

Investment funds

We enter into derivative transactions with third parties including mutual funds, unit investment trusts and other investment funds for fees to provide their investors with the desired exposure and hedge our exposure from these derivatives by investing in other funds. We consolidate the investment funds when our participation in the derivative or our investment in other funds exposes us to a majority of the respective expected losses. The total assets held in the funds where we have significant exposure and which we did not consolidate were $3.6 billion (2005 – $6.7 billion) as at October 31, 2006. As at October 31, 2006, our total exposure to these funds was $319 million (2005 – $908 million). The total assets held in the funds where we have significant exposure declined as we have sold some of our investments in these funds.

Trusts, mutual and pooled funds

Our joint venture RBC Dexia IS provides trusteeship and/or custodian services for a number of personal and institutional trusts and has a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. RBC Dexia IS earns fees for providing these services. We include 50% of these fees in our revenue, representing our share of interest in RBC Dexia IS.

We manage assets in mutual and pooled funds and earn fees at market rates from these funds, but do not guarantee either principal or returns to investors in any of these funds.

Guarantees

We issue guarantee products, as defined by the CICA Accounting Guideline 14, *Disclosure of Guarantees* (AcG-14), in return for fees recorded in Non-interest income. Significant types of guarantee products we have provided to third parties include credit derivatives, written put options, securities lending indemnifications, backstop liquidity facilities, financial standby letters of credit, performance guarantees, stable value products, credit enhancements, mortgage loans sold with recourse and certain indemnification agreements.

Our maximum potential amount of future payments in relation to our guarantee products as at October 31, 2006, amounted to $125 billion (2005 – $121 billion). In addition, as of October 31, 2006, RBC Dexia IS securities lending indemnifications totalled $45.6 billion (2005 – nil); we are exposed to 50% of this amount. The maximum potential amount of future payments represents the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.

Note 27 to our Consolidated Financial Statements provides detailed information regarding the nature and maximum potential exposure for the above-mentioned types of guarantee products.

In addition to guarantees, we provide commercial commitments to our clients to help them meet their financing needs. On behalf of our clients we undertake written documentary and commercial letters of credit, authorizing a third party to draw drafts on us up to a stipulated amount and typically having underlying shipments of goods as collateral. We make commitments to extend credit, which represent unused portions of authorizations to extend credit in the form of loans, bankers' acceptances or letters of credit. We also have uncommitted amounts for which we retain the option to extend credit to a borrower. The following is a summary of our off-balance sheet commercial commitments.

Commercial commitments (1) — Table 46

(C$ millions)	Within 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total
Documentary and commercial letters of credit	$ 693	$ 20	$ –	$ –	$ 713
Commitments to extend credit and liquidity facilities	45,171	29,736	20,279	4,190	99,376
Uncommitted amounts (2)	45,498	–	–	–	45,498
	$ 91,362	$ 29,756	$ 20,279	$ 4,190	$ 145,587

(1) Based on remaining term to maturity.
(2) Uncommitted amounts represent an amount for which we retain the option to extend credit to a borrower.

Our business activities expose us to a wide variety of risks, which are inherent in virtually all aspects of our operations. Our goal in managing these risks is to protect the enterprise from an unacceptable level of earnings volatility while supporting and enabling business opportunities. We do this by ensuring that the risks arising from business activities and transactions provide an appropriate balance of return for the risk assumed and remain within our risk appetite.

Our management of risk is supported by sound risk management practices and an effective risk management framework. The cornerstone of our risk management framework is a strong risk management culture, supported by a robust enterprise-wide set of policies, procedures and limits, which involve our risk management professionals, business segments and other functional teams. This partnership is designed to ensure the ongoing alignment of business strategies and activities with our risk appetite.

Risk management principles

We apply the following overarching principles in the identification, monitoring and management of risk throughout the organization:

- Business management is accountable for all risks assumed in their operations.
- Independent oversight is necessary to provide an objective assessment of our exposure to risk.
- The optimum balance of risk and return is achieved through the alignment of business strategy and risk appetite on an enterprise-wide basis.
- Extreme positions are avoided to mitigate the likelihood of unacceptable earnings volatility.

Risk types

We have the greatest level of direct control and influence over credit, market, liquidity and funding, insurance and operational risks. Effective management of these risks reduces our exposure to other risks that we have less control and influence over.

Risk types



Systemic
Regulatory and Legal
Competitive
Strategic
Reputation
Operational
Credit
Market
Liquidity and Funding
Insurance
Less control and influence
More control and influence

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations.

Market risk is the risk of loss that results from changes in interest and foreign exchange rates, equity and commodity prices, and credit spreads.

Liquidity and funding risk is the risk that an institution is unable to generate sufficient cash or its equivalent in a timely and cost-effective manner to meet its commitments as they come due.

Insurance risk is the risk of loss that may occur when actuarial assumptions made in insurance product design and pricing activities differ from actual experience.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

Reputation risk is the risk that an activity undertaken by an organization or its representatives will impair its image in the community or lower public confidence in it, resulting in the loss of business, legal action or increased regulatory oversight.

Strategic risk is the risk that the enterprise or a particular business area will make inappropriate strategic choices, or is unable to successfully implement selected strategies or related plans and decisions.

Regulatory and legal risk is the risk of negative impact to business activities, earnings or capital, regulatory relationships or reputation as a result of failure to adhere to or comply with regulations, law, industry codes or rules, regulatory expectations or ethical standards.

Competitive risk is the risk associated with the inability to build or maintain sustainable competitive advantage in a given market or markets.

Systemic risk is the risk that the financial system as a whole may not withstand the effects of a crisis resulting from extraordinary economic, political, social or financial circumstances. This could result in financial, reputation or other losses.

Environmental risk is the risk of loss to financial, operational or reputation value resulting from the impact of environmental issues. Environmental risk is often embedded within other risks such as credit and operational risk.

Governance

The following graphic illustrates our overall risk governance structure.

Board and its committees

Board of Directors

Conduct Review and Risk Policy Committee | Audit Committee

Key risk committees

Group Risk Committee

USA Corporate Governance Committee | Structured Transactions Oversight Committee | Policy Review Committee | Ethics and Compliance Committee | Asset and Liability Committee

Key risk management groups

Group Risk Management and Corporate Treasury

Business segments and corporate support groups

Business Segments | Global Technology and Operations | Global Functions

The responsibilities of the various stakeholders of risk management are as follows:

Board and its committees

Board of Directors

The Board of Directors provides oversight and carries out its mandate with respect to risk management through the Conduct Review and Risk Policy Committee (CR&RPC) and the Audit Committee.

Conduct Review and Risk Policy Committee (CR&RPC)

This committee is designed to ensure that we have risk policies, processes and controls in place to manage the significant risks to which we are exposed and that we comply with the *Bank Act* (Canada) and other relevant laws and regulations. Key responsibilities are to (i) shape and influence our risk culture, (ii) identify risks, (iii) determine the appropriate organizational structure for Group Risk Management (GRM), (iv) review and approve significant policies and limits for controlling risk, (v) review and monitor the major risks we assume or face and provide direction as required, and (vi) ensure we have sufficient and appropriate risk management resources.

Audit Committee

The committee mandate includes (i) providing oversight over the integrity of the financial statements, (ii) ensuring policies related to liquidity and funding management and capital management are in place, and (iii) obtaining reasonable assurance that applicable policies are being adhered to. The committee reviews the adequacy and effectiveness of internal controls and regularly reviews regulatory and legal risks, and litigation matters that could significantly affect the financial statements. The committee, along with the CR&RPC, regularly reviews significant risks facing the organization and regulatory compliance matters.

Key risk committees

Group Risk Committee (GRC)

The GRC executes management's oversight role regarding risk management. This committee is designed to ensure that the appropriate authorities, resources, responsibilities and reporting are in place to support an effective risk management program. The GRC is chaired by the President and Chief Executive Officer, and includes the other members of the Group Executive, the Chief Risk Officer and the Chief Financial Officer. The GRC is responsible for ensuring that (i) our overall risk profile is consistent with strategic objectives, and (ii) there are ongoing, appropriate and effective risk management processes to identify, measure and manage risks on an aggregate basis. GRC recommends risk limits and controls including aggregate exposure limits for credit, market and insurance risks to CR&RPC for approval. In addition, it recommends the liquidity and funding management framework, liquidity contingency plan, and liquidity and funding risk limits to the Audit Committee for approval.

We also have five primary management risk committees, which report to the GRC and ensure appropriate governance and compliance is maintained. The risk committee structure and mandates are reviewed regularly to ensure ongoing alignment with organizational roles and responsibilities and regulatory developments as necessary. The committees are as follows:

USA Corporate Governance Committee is responsible for oversight, monitoring and reporting on all corporate governance matters including all material risks, affecting our U.S. operations.

Structured Transactions Oversight Committee provides risk oversight of structured transactions and complex credits to ensure that all potentially significant reputation, regulatory and legal, accounting or tax risks are adequately identified and effectively managed or mitigated.

Policy Review Committee is responsible for the approval of (i) our risk management and policy framework, (ii) enterprise-wide risk policies relating to risk identification and approval, measurement, controls, limits and reporting, (iii) new or changed products, services and initiatives with significant risk implications, and (iv) risk measurement approaches and methodologies.

Ethics and Compliance Committee directly supports our management of regulatory, compliance and reputation risk through approval of our ethics and compliance program, which includes our Code of Conduct and Enterprise Compliance Management Framework, as well as specific policies and procedures in areas such as anti-money laundering and anti-terrorist financing, privacy and information protection, conflicts of interest, and insider trading. It serves as the senior management focal point in initiating response to and action on new and changing regulatory and compliance risks. It informs and advises GRC and the Board of Directors on significant compliance and regulatory issues and appropriate remedial measures.

Asset and Liability Committee (ALCO) based on its delegated authority reviews, recommends or approves broad policy frameworks pertaining to economic and regulatory capital management, interest rate risk related to traditional non-trading banking activities, funds transfer pricing, liquidity and funding, as well as subsidiary governance. The committee also provides regular oversight and strategic direction in light of expected returns and the impact of competitive and regulatory environments.

Key risk management groups

Group Risk Management (GRM)
GRM works in full partnership with our businesses to identify, assess, mitigate and monitor all forms of risk. The CRO has overall responsibility for all aspects of the group risk management function. The CRO and GRM have been delegated responsibility by the Board of Directors for developing and maintaining (i) a comprehensive risk identification and approval process, (ii) appropriate methodologies for risk measurement, (iii) risk controls and limits to ensure appropriate risk diversification and optimization of risk/return on both a portfolio and transactional basis, and (iv) comprehensive and timely reporting to senior management and the Board on major risks being assumed by or facing the organization.

Corporate Treasury
The Corporate Treasury function has responsibility for the management, oversight and reporting of our capital position, structural interest rate risk, and liquidity and funding risks. Their responsibilities also include the management and reporting of regulatory, economic and subsidiary capital, while ensuring compliance with regulatory and internal constraints. One of their goals is to optimize returns to shareholders by minimizing the cost of capital, within the above constraints. Corporate Treasury also recommends related policies and authorities to ALCO and GRC, who recommend to the Audit Committee for approval.

Business segments and corporate support groups
The business segments, Global Technology and Operations (GTO) and Global Functions also have responsibility for the management of risk. These responsibilities include (i) accountability of their risks, (ii) alignment of business strategy with corporate risk culture and risk appetite, and (iii) identification, control and management of their risks.

Risk measurement
The ability to measure risks is a key component of our enterprise-wide risk management process. Certain measurement methodologies are common to a number of risk types, while others may only apply to a single risk type. While quantitative risk measurement is important, we also place reliance on qualitative factors. For each risk, where appropriate, controls are in place to ensure both quantifiable and unquantifiable risks are identified, assessed and reported.

In most cases we are able to develop a quantifiable measure of expected loss and unexpected loss, as well as to conduct stress scenarios. These measurement models and techniques are continually subject to independent assessment for appropriateness and reliability. The implementation of Basel II will enhance our ability to measure risks. For those risk types that are hard to quantify, we place greater emphasis on qualitative risk factors and assessment of activities to gauge the overall level of risk in order to ensure they are within our risk tolerance.

Expected loss
Expected loss represents those losses that are statistically expected to occur as a result of conducting business. They largely arise in the form of credit and fraud losses due to lending activities.

Unexpected loss
Unexpected loss is a statistical estimate of the amount by which actual losses can exceed expected loss over a specified time horizon, measured to a specified level of confidence. On an enterprise-wide basis, we use economic capital to quantify the unexpected loss associated with our business activities. Economic capital is computed and assigned by the various risk categories to the business activities. This enables the application of a common and consistent quantifiable metric to ensure that returns throughout the organization are commensurate with the associated risks. This represents best practice as it measures risk in terms of economic realities rather than regulatory or accounting rules. The use of economic capital as a risk metric enables us to assess performance on a more comparable risk-adjusted basis at the transaction and portfolio level. Economic capital is embedded in the management culture of the organization through risk-adjusted performance measures such as Return on equity and Return on risk capital.

Stress scenario loss*

Stress testing helps determine the effects of potentially extreme market movements. Stress scenarios are conservatively based on unlikely but possible adverse market events and economy-wide developments. Through stress testing, we can assess the level of our potential risk exposure under extreme conditions. This type of testing is intended to alert senior management to our exposure to potential economic, political or other disruptive events in order to assess overall capital adequacy and the necessary action required.

Model validation
To ensure robustness of our measurement techniques, validation is carried out by risk professionals independent of those responsible for the development and usage of the models and assumptions.

Risk control
A comprehensive set of risk controls supports our enterprise-wide risk management approach. This includes the development and communication of policies, establishment of formal risk review and approval processes, and the establishment of delegated authorities and limits. The implementation of robust risk controls enables the optimization of risk and return on both a portfolio and transactional basis.

Policies
Our Risk Policy Management Framework outlines the roles and responsibilities of GRM, the business segments and corporate support groups in the effective creation, approval, maintenance and communication of both enterprise-wide risk policies as well as business-specific risk policies. This risk policy management framework is supplemented with the policy approval authorities matrix which sets out who can approve policies, procedures, standards and guidelines.

Risk policies that cover risk identification, measurement, management and reporting are set by GRM and are considered minimum requirements for the businesses, GTO and other Global Functions. These policies communicate our risk appetite, limits and parameters within which business groups and employees can operate. Businesses also have specific policies and procedures in place to manage the risks within their business. All risk policies are subject to a rigorous approval process, which depending on the type and significance of the policy can involve the Policy Review Committee, Ethics and Compliance Committee, Group Risk Committee or the Conduct Review and Risk Policy Committee.

Risk review and approval
Risk review and approval processes are established by GRM based on the nature, size and complexity of the risk involved. In general the risk review and approval process involves a formal review and approval by an individual, group or committee that is independent from the originator. The approval responsibilities are governed by delegated authorities.

Requirements for the review and monitoring of risks are set out in a number of enterprise level policies and procedures. This includes but is not limited to the following: Credit Principles, Rules and Guidelines, Market Risk Principles and Rules, Operational Risk Policies as part of the Operational Risk Management Framework and compliance policies as part of the Enterprise Compliance Management Program Framework.

The risk review and approval of new products and services is a key responsibility of GRM, with enterprise-wide requirements set out in the Policy and Procedures for the Approval of New or Amended Products and Services. This policy has been developed to ensure that our products and services are subject to a broad and robust review and approval process that fully considers associated risks, while striving to facilitate business opportunities.

Authorities and limits
The Board of Directors, through the CR&RPC, delegates credit, market and insurance risk exposures to the President and Chief Executive Officer (CEO), Chief Operating Officer (COO) and Chief Risk Officer (CRO). The delegated authorities allow these officers to set risk tolerances, approve geographic (country and region) and industry sector exposure in defined parameters, and establish underwriting and

inventory limits for trading and investment banking activities. These authorities are reviewed and approved annually by the Board.

GRM is responsible for establishing:

- the criteria whereby these authorities may be further delegated
- the minimum requirements for documenting, communicating and monitoring the use of these delegated authorities.

The establishment and maintenance of a sound risk limits system is fundamental to the overall management of risks inherent in our business activities. The size of our limits reflects our risk appetite given market and credit conditions and our business strategies.

Our policy on risk limits primarily covers and prevents the concentration of risk in the following areas:

- Single name risk (credit and transactional)
- Geographic and industry sector risk
- Product and portfolio risk
- Underwriting risk
- Market risk.

These identified limits apply consistently across all businesses, portfolios, transactions and products. Activities must be conducted within these limits. Those activities that exceed the specified limits are required to abide by the exception process as outlined within the policy. CR&RPC must approve any transactions which exceed management's delegated authorities.

The Board of Directors through the Audit Committee approves risk limits for controlling funding and liquidity risk. These limits form part of our liquidity management framework as set out by Corporate Treasury. Liquidity risk limits are designed to ensure that reliable and cost-effective sources of cash are available to satisfy our current and prospective commitments, both on- and off-balance sheet. Any liquidity risk exposures exceeding policy limits must be approved by the Executive Vice-President Corporate Treasury or his delegate, with notice provided to the COO.

Reporting

GRM provides timely and comprehensive risk reporting to senior management and the Board of Directors on major risks being assumed by or facing the organization, enabling appropriate management and oversight. This reporting includes, but is not limited to (i) all large exposure exceptions to credit policy, (ii) large counterparty exposures, (iii) significant counterparty downgrades and (iv) information on capital adequacy.

Basel II

Basel II is a new international capital adequacy framework that will more closely align regulatory capital requirements with the underlying economic risks. The official implementation date in Canada is November 1, 2007, following a one-year parallel run with current capital requirements.

Basel II represents a major change in bank regulation, in that it allows management to select from a menu of approaches for the calculation of the minimum capital required to support the credit and operational risk undertaken by banks.

The OSFI expects each major bank in Canada to adopt the Advanced Internal Ratings Based Approach (AIRB) for all of its material portfolios, although some flexibility is permitted regarding the timing of adoption. AIRB, which is the most sophisticated of the three approaches, involves an extensive and rigorous supervisory approval process to ensure that the bank complies with a comprehensive set of minimum standards. Once approved, the bank is permitted to assess the credit risk of its exposures using its internal rating systems, and to employ the risk measurements produced by those ratings systems in the calculation of required regulatory capital. Both wholesale and retail portfolios will employ estimates for probability of default (PD), loss given default (LGD) and exposure at default (EAD) based on internal data.

We are diligently working toward adoption of the AIRB approach for all material portfolios, and have submitted to the OSFI a phased AIRB adoption plan that will satisfy that objective.

Operational risk

The OSFI has been less prescriptive with respect to the calculation of capital for operational risk. The two options available to us under Basel II are the Standardized Approach and the Advanced Measurement Approach (AMA). We have elected to implement the more sophisticated risk management and governance practices that are required under AMA, but will initially use the Standardized Approach for the calculation of operational risk capital.

On an industry basis, we believe current model-based measurement methodologies remain unproven as a credible and robust means of calculating capital for the purposes of underpinning operational risk. RBC's approach brings the benefits of sounder operational risk management and governance, positioning it to migrate to AMA once advances in measurement capabilities warrant the adoption of a model-based calculation approach. The OSFI fully endorses this strategy of focusing on sound management of operational risk while working towards more advanced measurement capabilities. We continue to work closely with the OSFI and key host supervisors to ensure that our approach to operational risk management and Basel II compliance is clearly understood and consistent with regulatory expectations.

Basel program integration office

We established a Basel program integration office in 2004 to direct and manage the enterprise-wide implementation effort, which has the full and active support of senior management. The Basel Program is co-sponsored by the COO and the Chief Information Officer and is governed by a steering committee comprised of senior executives of the functional areas that will be most impacted by the implementation including Group Risk Management, Corporate Treasury and Global Technology and Operations. We have dedicated significant resources and management attention to the Basel II implementation effort, and senior management is satisfied with the bank's progress towards compliance.

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. We incur credit risk in our business segments through the extension of credit and other transactions with various counterparties, including on- and off-balance sheet items such as loans, acceptances, letters of credit and guarantees.

Responsibilities

Oversight of credit risk is provided by the Board of Directors through the Conduct Review and Risk Policy Committee (CR&RPC). Credit risk approval authorities are established by the Board of Directors upon recommendation of the CR&RPC, and delegated to senior management. Any transactions exceeding management's authorities must be approved by the CR&RPC.

Group Risk Management (GRM) sets out the enterprise-wide requirements for the identification, assessment, monitoring and reporting of credit risk. Business segments are accountable for the credit risks within their businesses, working in partnership with GRM on the proper alignment between risk appetite and business strategies.

Risk measurement

Credit risk is measured on an ongoing basis at the borrower and portfolio levels in order to ensure management is aware of changes in our risk profile. Our portfolio is segmented into wholesale, and consumer and small business, and each employs its own risk measurement and assessment processes.

Wholesale portfolio
The key parameters used in measuring and monitoring our exposure to expected loss and calculating credit risk economic capital are the probability of default (PD), loss given default (LGD) and exposure at default (EAD). Using these risk parameters, we can measure and monitor our credit risk to ensure it remains within established limits and our risk tolerance levels.

These risk parameters are determined based on historical experience, supplemented by benchmarking and are updated on a regular basis. The estimation of PD, LGD and EAD rates are either established or approved by GRM ensuring independence and consistency.

Validation procedures related to these parameters are currently in place and continue to be enhanced in order to meet the requirements of the Basel II Accord. The aim of the validation procedures is to ensure we (i) identify factors that differentiate risk, (ii) produce measures that appropriately quantify risk and (iii) produce measures of risk that respond to changes in the macroeconomic and credit environments.

Probability of default
Probability of default (PD) measures the probability that a given borrower will default within a 1-year time horizon. In order to determine the PD of any given borrower, the borrower is assigned a Borrower Risk Rating (BRR) using a 22-point scale. The BRR, which is largely consistent with external rating agencies, is underpinned by methodologies developed by industry specific experts in GRM. The assessment used to assign a BRR is based on a detailed review of industry sector trends, market competitiveness, overall company strategy, financial strength, access to funds and the financial management of the borrower. Each BRR differentiates the riskiness of the borrower from a default perspective and corresponds to the statistical probability of default by a borrower within the next year.

Loss given default
Loss given default (LGD) represents the amount expected to be lost when a counterparty or borrower defaults. The level of LGD depends on the type of collateral, the seniority of debt, and the industry in which the counterparty operates. The LGD is based on historical experience, supplemented by benchmarking and is updated on a regular basis.

Exposure at default
Exposure at default (EAD) represents the expected level of usage of the credit facility when default occurs. At default the borrower may have drawn the loan fully or have repaid some of the principal. The estimate is also based on historical experience, supplemented by benchmarking and is updated on a regular basis.

Consumer and small business portfolio
For Consumer and small business credit portfolios, customized credit scoring models are used for risk measurement.

Application scoring models, which are used for underwriting purposes, utilize established statistical methods of analyzing new applicant characteristics and past performance to estimate future credit performance. In model development, all sources of data that are accessible are used and include internal data and external information from credit bureaus.

Behavioural scoring is used in the ongoing management of consumer and small business accounts. It utilizes statistical techniques that capture past performance to predict future behaviour and incorporate information such as cash flow and borrowing trends, as well as the extent of our relationship with the client. Combined with risk indicators from external sources, this tool has proven to be a leading indicator of risk for our existing accounts, and has identified significant opportunities for improving the risk/return tradeoffs.

Economic capital
Credit risk is the largest contributor to overall economic capital. In addition to the quantification of unexpected loss, Economic capital is used in setting Single Name and Industry limits in order to manage concentration in the wholesale portfolio. In the consumer and small business portfolio, Economic capital is used in the risk-based pricing decisions and profitability measurement to ensure an appropriate risk/return balance.

Sensitivity and stress testing
Sensitivity and stress tests are used to determine the size of potential losses related to various scenarios for the wholesale, and consumer and small business portfolios. To this end, sensitivity tests are run using different assumptions to examine the impact on key portfolio metrics. In addition to sensitivity testing, stress tests are used to assess client and portfolio vulnerability to the impacts of unlikely but possible extreme events such as a significant market disruption or a significant downturn in a particular industry.

Risk control
We manage our credit risk in the organization through policy requirements, established authorities and limits, mitigation activities and reporting.

Policies
Risk review and approval processes are established by GRM based on the nature, size and complexity of the risk involved. Requirements for the review and monitoring of credit risks are set out in a number of enterprise level policies including:
- Delegated risk approval authorities by the Board of Directors
- Policy on risk limits
- Enterprise-wide credit risk policies
- Credit principles, rules and guidelines.

Authorities and limits
Limits are used to ensure our portfolio is well diversified and within our risk appetite as approved by the Board of Directors. We have notional and economic capital limits for single name and sector exposures. Country exposure is managed by a set of notional limits. Finally, product limits ensure we are not overexposed to any one structure.

Credit risk mitigation
In addition to limits, credit risk is mitigated through credit structuring, credit derivatives and loan sales. Proper structuring of a credit facility is key in mitigating risk at the transaction level. This includes guarantees, collateral and covenants. We also mitigate risk through credit derivatives that serve to transfer the risk to a third party. Procedures are in place to ensure that these hedges are efficient and effective. Decisions on loan sales are made based on an assessment of the market price, our view of the underlying borrower risk as well as the impact on our overall portfolio.

Reporting
Enterprise level credit risk reports are provided by GRM to senior management and the Board of Directors on a quarterly basis to ensure any shifts or negative trends in credit profile are highlighted.

For the wholesale portfolio, an analysis is provided to management for monitoring purposes which includes reporting on significant shifts in exposures, expected loss, economic capital, risk ratings and loan classifications. In addition, large exposure credit policy exceptions, large counterparty exposures, and significant counterparty downgrades are reported. Analysis is provided on a portfolio basis and an industry sector basis and includes the results of stress testing and sensitivity analysis.

A monthly report for consumer and small business loan portfolios is used to assess and monitor shifts in portfolio quality. Each portfolio is assigned one of the following portfolio quality trend indicators – declining, stable or improving – based on specific performance indicators. Other key information in the report includes items such as loss rates and delinquency formations.

Credit portfolio analysis

2006 vs. 2005

During 2006, our credit portfolio remained well diversified and continued to show strong growth. Total loans and acceptances increased $20 billion, or 10%, compared to the prior year. The increase reflected strong growth in both our consumer and our business and government portfolios, driven by strong loan demand against the backdrop of generally favourable North American economic conditions.

Our overall credit quality remained solid. Consumer credit quality remained well supported by continuing favourable credit conditions and solid debt-servicing capacity of households. As well, strong corporate earnings and healthy balance sheets continued to support our business credit quality.

Loans and acceptances outstanding by credit portfolio and geography (1) — Table 47

(C$ millions, except percentage amounts)	2006	2005	2006 vs. 2005 Increase (decrease)	
Residential mortgages	$ 96,675	$ 91,043	$ 5,632	6%
Personal	44,902	41,045	3,857	9
Credit cards	7,155	6,200	955	15
Consumer	$ 148,732	$ 138,288	$ 10,444	8%
Business and government	70,315	60,700	9,615	16
Total loans and acceptances	$ 219,047	$ 198,988	$ 20,059	10%
Canada	$ 188,439	$ 173,747	$ 14,692	8%
United States	21,499	20,058	1,441	7
Other International	9,109	5,183	3,926	76
Total loans and acceptances	$ 219,047	$ 198,988	$ 20,059	10%
Total allowance for loan losses	(1,409)	(1,498)	89	6
Total loans and acceptances, net of allowance for loan losses	$ 217,638	$ 197,490	$ 20,148	10%

(1) Geographic information is based on residence of borrower.

Consumer loans increased $10 billion, or 8%, from a year ago largely due to domestic growth across all categories.

Residential mortgages were up $6 billion, or 6%, despite the offsetting effect of $13.6 billion of net securitization during the year. This growth was supported by a strong housing market, low but rising interest rates, strong labour market conditions, as well as continued consumer confidence. Our sales efforts also contributed to the increase.

Personal loans grew $4 billion, or 9%, reflecting continued growth in credit lines in Canada driven by strong consumer spending in a relatively low interest rate environment.

Credit cards increased $1 billion, or 15%, despite the offsetting effect of $550 million of net securitization during the year. The increase reflected successful sales efforts and continued consumer spending.

Business and government loans and acceptances rose $10 billion, or 16%, largely reflecting solid loan demand due to business spending on inventories, machinery and equipment and the consolidation of our 50% proportionate share in RBC Dexia IS. The increase occurred across all sectors, with the largest increase realized in financial services and real estate-related sectors. Financial services increased $3 billion largely reflecting lending activity related to RBC Dexia IS and higher lending to U.S. financial institutions. Real estate-related exposure was up $2 billion, largely due to lending to Canadian real estate developers reflecting a relatively strong housing market. For further details, refer to Table 58 of the Additional financial information section.

Our portfolio remained well diversified and the overall mix did not change significantly from the prior year, with residential mortgages comprising 44%, business and government of 32%, personal loans of 21% and credit cards of 3%.

The portfolio grew across all geographic regions, supported by solid global economic conditions. The largest increase was in Canada, with broad-based growth across both our consumer and business and government portfolios. Growth in business lending accounted for most of the increase in the United States and Other International. For further details, refer to Table 59 of the Additional financial information section.

Total loans and acceptances by credit portfolio (C$ billions)



250
200
150
100
50
0
2002
2003
2004
2005
2006
Business and government
Credit card
Personal
Residential mortgages

Five-year trend

Over the last five years, total loans and acceptances largely trended upward. Compared to 2002, our portfolio increased $43 billion, or 25%, primarily reflecting the increase in our consumer portfolio.

Consumer loans grew $40 billion, or 37%, since 2002, largely due to strong growth in Canada across all categories, notwithstanding mortgage and credit card securitizations. This growth was driven by generally favourable economic conditions and increased focus on growing our consumer portfolio.

Our business and government portfolio grew $3 billion, or 4%, since 2002. The largest growth sectors were real estate-related, government and automotive. Real estate-related exposure increased $5 billion due to broad-based growth in the United States and Canada, driven by generally favourable economic conditions and relatively solid housing markets in North America over the last three years. Government exposure increased $1 billion due to additional lending to provincial governments in Canada, and municipal governments in the United States driven by the expansion of our U.S. operations. The increase in the automotive sector of $1 billion is mainly due to domestic exposure to dealers, and rental and leasing companies. Our efforts, which largely took place in 2002, to reduce credit exposure to risk-sensitive sectors resulted in decreases in the technology and media, and transportation and environment sectors.

Compared to 2002, our portfolio mix shifted, reflecting our efforts to move towards a lower-risk profile. Consumer loans increased from 62% of total loans and acceptances in 2002 to 68% in 2006, while business and government loans decreased correspondingly over the period. For further details, refer to Tables 58 and 59 of the Additional financial information section.

Our portfolio continued to grow in Canada since 2002, reflecting strong loan demand and favourable economic conditions. Our exposure in the U.S. and Other International trended downward except for recent years, partly reflecting our strategic reduction in exposure to risk-sensitive sectors, a reduction in single-name concentrations and our exit of non-core client relationships. With our successful strategic adjustment in these areas, our exposure in the U.S. and Other International increased in 2005 and 2006, respectively, largely reflecting organic growth as well as our expansion initiatives.

Gross impaired loans and Allowance for credit losses

Loans are generally classified as impaired when there is no longer reasonable assurance of timely collection of the full amount of principal or interest.

The allowance for credit losses is maintained at a level that management believes is sufficient to absorb probable losses in both the on- and off-balance sheet portfolios. The allowance is evaluated on a quarterly basis based on our assessment of problem accounts, recent loss experience and changes in other factors, including the composition and quality of the portfolio and economic conditions. The allowance is increased by the provision for credit losses (which is charged to income) and decreased by the amount of write-offs net of recoveries. For further information, refer to the Critical accounting policies and estimates section and Note 1 to our Consolidated Financial Statements.

Gross impaired loans continuity Table 48

(C$ millions, except percentage amounts)	2006	2005	2006 vs. 2005 Increase (decrease)	
Gross impaired loans, beginning of year				
Consumer	$ 305	$ 335	$ (30)	(9)%
Business and government	469	924	(455)	(49)
	$ 774	$ 1,259	$ (485)	(39)%
New impaired loans				
Consumer	$ 746	$ 912	$ (166)	(18)%
Business and government	335	291	44	15
	$ 1,081	$ 1,203	$ (122)	(10)%
Repayment, return to performing status, sold and other				
Consumer	$ (124)	$ (352)	$ 228	65%
Business and government	(184)	(566)	382	67
	$ (308)	$ (918)	$ 610	66%
Net impaired loan formations				
Consumer	$ 622	$ 560	$ 62	11%
Business and government	151	(275)	426	155
	$ 773	$ 285	$ 488	171%
Write-offs				
Consumer	$ (583)	$ (590)	$ 7	1%
Business and government	(130)	(180)	50	28
	$ (713)	$ (770)	$ 57	7%
Gross impaired loans, end of year				
Consumer	$ 344	$ 305	$ 39	13%
Business and government	490	469	21	4
Total gross impaired loans	$ 834	$ 774	$ 60	8%
Key ratios				
Gross impaired loans as a % of gross loans and acceptances	.38%	.39%	(1)bps	n.m.
Total net write-offs as a % of average loans and acceptances	.25%	.32%	(7)bps	n.m.

Allowance for credit losses continuity Table 49

(C$ millions, except percentage amounts)	2006	2005	2006 vs. 2005 Increase (decrease)	
Specific allowance				
Balance, beginning of year	$ 282	$ 487	$ (205)	(42)%
Provision for credit losses	482	389	93	24
Write-offs	(713)	(770)	57	7
Recoveries	205	174	31	18
Adjustments	7	2	5	250
Specific allowance for credit losses, end of year	$ 263	$ 282	$ (19)	(7)%
General allowance				
Balance, beginning of year	$ 1,286	$ 1,227	$ 59	5%
Provision for credit losses	(53)	66	(119)	(180)
Adjustments	(10)	(7)	(3)	(43)
General allowance for credit losses, end of year	$ 1,223	$ 1,286	$ (63)	(5)%
Allowance for credit losses	$ 1,486	$ 1,568	$ (82)	(5)%
Allowance for credit losses as a % of gross impaired loans	178%	203%	n.m.	n.m.

n.m. not meaningful

Gross impaired loans

Gross impaired loans increased $60 million, or 8%, compared to the prior year, largely reflecting loan growth. Both our consumer and business and government portfolios recorded higher impairment this year.

Consumer gross impaired loans increased $39 million, or 13%, from a year ago, with increases in both residential mortgages and personal loans. Gross impaired residential mortgages increased $18 million, or 13%, which was primarily due to portfolio growth and higher impairment in domestic residential mortgages. The increase in impairment in personal loans was largely related to domestic credit line products in part reflecting the overall portfolio growth.

Business and government gross impaired loans increased $21 million, or 4%, compared to the prior year. While the increase was across a number of sectors, the small business and government sectors recorded the largest increases in impairment. The increase was partially offset by a reduction in impairment in the energy sector primarily resulting from the favourable resolution of a previously impaired U.S. borrower.

Gross impaired loans as a percentage of loans and acceptances remained relatively stable at .38%, compared to .39% in the prior year, as the increase in gross impaired loans was commensurate with the growth in the overall portfolio. For further details, refer to Table 60 of the Additional financial information section.

Allowance for credit losses

Total allowance for credit losses decreased $82 million, or 5%, from a year ago. The decrease was largely due to a $50 million reversal of the general allowance in 2006 reflecting the strengthening credit quality of our corporate loan portfolio, and a reduction in the specific allowance for both our consumer and business and government portfolios.

The specific allowance decreased $19 million, or 7%, from the prior year. The reduction was mainly in our domestic personal loan and U.S. corporate portfolios.

The general allowance decreased $63 million, or 5%, compared to the prior year, largely reflecting a $50 million reversal of general allowance in light of the strengthening credit quality of the corporate loan portfolio reflecting continuing favourable credit conditions.

Total allowance for credit losses as a percentage of gross impaired loans decreased to 178% compared to 203% a year ago, primarily reflecting the reduction in the general allowance. For further details, refer to Table 62 of the Additional financial information section.

(C$ millions)


2,400
1,800
1,200
600
0
2002
2003
2004
2005
2006
1.20%
.90%
.60%
.30%
.0%
Gross impaired loans
ACL
GIL ratio*

* GIL ratio: GIL as a percentage of total gross loans and acceptances.

Five-year trend

Gross impaired loans

Over the past five years, gross impaired loans largely trended downward, decreasing $1,454 million, or 64%, from 2002, primarily due to lower impairment in our corporate loan portfolio. The reduction was largely attributable to the favourable resolution of a number of previously impaired corporate loans that arose in 2001 and 2002.

In 2006, consumer gross impaired loans decreased $93 million, or 21%, compared to 2002, largely due to lower impairment in personal loans in Canada and the U.S.

In 2006, business and government gross impaired loans declined $1,361 million, or 74%, compared to 2002. The decline was across all geographic regions and most industry sectors, with the largest decrease in the energy, forest products, transportation and environment, and technology and media sectors. The decrease reflected our proactive management of problem accounts and improvement in credit conditions over the period.

The ratio of gross impaired loans as a percentage of loans and acceptances declined significantly to .38% in 2006, compared to 1.30% in 2002, reflecting the factors above.

Allowance for credit losses

Over the past five years, total allowance for credit losses of $1,486 million in 2006, decreased $828 million, or 36%, from 2002. The decrease was largely due to a reduction in specific allowance, reflecting lower corporate impairment due to improved credit conditions.

The specific allowance of $263 million in 2006 was down $631 million, or 71%, compared to 2002. The decrease was broad-based across all portfolios, industry sectors and geographic regions. The business and government portfolio recorded the largest reduction in specific allowance, in line with the significant decline of impairment over the period.

The general allowance of $1,223 million in 2006, decreased $197 million, or 14%, compared to 2002. The decrease was due to a $175 million reversal of the general allowance in 2004, and a $50 million reversal of the general allowance in 2006, largely reflecting improved credit quality and economic conditions.

The provision for credit losses is charged to income by an amount necessary to bring the allowance for credit losses to a level determined appropriate by management, as discussed in the Critical accounting policies and estimates section and Note 1 to our Consolidated Financial Statements.

Provision for credit losses by credit portfolio and geography (1) Table 50

(C$ millions, except percentage amounts)	2006	2005	2006 vs. 2005 Increase (decrease)	
Residential mortgages	$ 6	$ 2	$ 4	200%
Personal	306	259	47	18
Credit cards	163	194	(31)	(16)
Consumer	$ 475	$ 455	$ 20	4%
Business and government	7	(66)	73	111
Total specific provision for loan losses	$ 482	$ 389	$ 93	24%
Canada	$ 507	$ 435	$ 72	17%
United States	(26)	(45)	19	42
Other International	1	(1)	2	200
Total specific provision for loan losses	$ 482	$ 389	$ 93	24%
Total general provision	$ (53)	$ 66	$ (119)	(180)%
Total provision for credit losses	$ 429	$ 455	$ (26)	(6)%
Specific provision as a % of average loans and acceptances	.23%	.21%	2 bps	n.m.

(1) Geographic information is based on residence of borrower.
n.m. not meaningful

2006 vs. 2005
Total provision for credit losses decreased $26 million, or 6%, from a year ago largely reflecting the continued strong credit quality of our portfolio and favourable credit conditions. The specific provision as a percentage of average loans and acceptances in 2006 was .23% compared to .21% in 2005, largely reflecting an increase in specific provisions over the prior year.

Specific provision for credit losses for consumer loans was up $20 million, or 4%, compared to the prior year. The increase was largely due to higher provisions in Canadian personal loans in part reflecting portfolio growth, which was partly offset by the favourable impact of the higher level of securitized credit cards.

Business and government provision for credit losses increased $73 million over the prior year. The increase primarily reflected the transfer of $52 million from the specific allowance to the general allowance in the prior year as a result of the alignment of our enterprise-wide accounting treatment of credit losses, lower recoveries in our corporate and agriculture portfolios, and higher provisions in small business loans. These factors were partially offset by a lower provision in our U.S. business portfolio reflecting continued strong credit quality. The prior year included a provision related to our 50% proportionate share of a provision booked at Moneris.

The general provision decreased $119 million from a year ago. The decrease was largely due to a $50 million reversal of the general allowance this year in light of the strengthening of our corporate loan portfolio reflecting continuing favourable credit conditions and the transfer of $52 million from the specific allowance to the general allowance in the prior year.

Specific provision for credit losses (C$ millions)



1,200
900
600
300
0
.60%
.45%
.30%
.15%
.0%
2002
2003
2004
2005
2006
Specific PCL
PCL ratio*

* PCL ratio: Specific PCL as a percentage of average loans and acceptances.

Five-year trend
Over the last five years, specific provision for credit losses decreased significantly, despite a 25% increase in total loans and acceptances. The decrease was largely due to a reduction in provisions for our corporate loan portfolio, which recorded a high level of provision in 2002 and significant recoveries in 2005 and 2006. These factors were partially offset by an increase in consumer specific provisions in the last couple of years, primarily driven by significant portfolio growth of credit card and personal loans. The specific provision as a percentage of average loans and acceptances declined to .23% in 2006, compared to .62% in 2002, largely reflecting the significant reduction in provisions related to corporate loans over the period. For further details, refer to Table 61 of the Additional financial information section.

Market risk is the risk of loss that results from changes in interest and foreign exchange rates, equity and commodity prices, and credit spreads. We are exposed to market risk in our trading activity and our asset liability management activities. The level of market risk to which we are exposed varies depending on market conditions, expectations of future price and yield movements and the composition of our trading portfolio.

Trading market risk

Trading market risk encompasses various risks associated with cash and related derivative products that are traded in interest rate, foreign exchange, equity, credit and commodity markets. Trading market risk is comprised of the following components:

- Interest rate risk is the potential adverse impact on our earnings and economic value due to changes in interest rates. It is composed of (i) repricing risk – arising from differences in the maturity of timing of repricing of the assets, liabilities and off-balance sheet instruments, (ii) directional risk – arising from parallel shifts in the yield curve, (iii) yield curve risk – arising from non-uniform rate changes across a spectrum of maturities, (iv) basis risk – resulting from an imperfect hedge of one instrument type by another instrument type whose changes in price are not perfectly correlated, and (v) option risks – arising from changes in the value of embedded options due to changes in interest rates and their volatility. Most financial instruments have exposure to interest rate risk.
- Foreign exchange rate risk is the potential adverse impact on our earnings and economic value due to currency rate and precious metals price movements and volatilities. In our proprietary positions, we are exposed to the spot, forward and derivative markets.
- Equity risk is the potential adverse impact on our earnings due to movements in individual equity prices or general movements in the level of the stock market. We are exposed to equity risk from the buying and selling of equities and indices as principal in conjunction with our investment banking activities and from our trading activities, which include tailored equity derivative products, arbitrage trading and relative value trading.
- Commodities risk is the potential adverse impact on our earnings and economic value due to commodities price movements and volatilities. Principal commodities traded include crude oil, heating oil and natural gas. In our proprietary positions, we are exposed to the spot, forwards and derivative markets.
- Credit specific risk is the potential adverse impact on our earnings and economic value due to changes in the creditworthiness and default of issuers on our holdings in bonds and money market instruments, and those underlying credit derivatives.
- Credit spread risk is the potential adverse impact on our earnings and economic value due to changes in the credit spreads associated with our holdings of credit-risky instruments.

We conduct trading activities over the counter and on exchanges in the spot, forward, futures and options markets, and we offer structured derivative transactions. Market risks associated with trading activities are a result of market-making, positioning, and sales and arbitrage activities in the interest rate, foreign exchange, equity, commodities, and credit markets. Our trading operations primarily acts as a market maker, executing transactions that meet the financial requirements of our clients and transferring the market risks to the broad financial market. We also act as principal and take proprietary market risk positions within the authorized limits granted by the Board of Directors. The trading book consists of cash and derivative positions that are held for short-term resale, taken on with the intent of benefiting in the short term from actual or expected differences between their buying and selling prices or to lock in arbitrage profits.

Responsibilities

Oversight of market risk is provided by the Board of Directors through the Conduct Review and Risk Policy Committee (CR&RPC). Market risk limit-approval authorities are established by the Board of Directors upon recommendation of the CR&RPC and delegated to senior management.

The independent oversight of trading market risk management activities is the responsibility of Group Risk Management – Market and Trading Credit Risk, which includes major units in Toronto, London, New York and Sydney. The Market and Trading Credit Risk group establishes market risk policies and limits, develops quantitative techniques and analytical tools, vets trading models and systems, maintains the Value-at-Risk (VAR) and stress risk measurement systems, and provides enterprise risk reporting on trading activities. This group also provides independent oversight on trading activities, including the establishment and administration of trading operational limits, market risk and counterparty credit limit compliance, risk analytics, and the review and oversight of non-traditional or complex transactions.

Business segments are accountable for the market risks within their businesses, working in partnership with GRM to ensure the alignment between risk appetite and business strategies.

GRM – Market and Trading Credit Risk is responsible for the determination and reporting of regulatory and economic capital requirements for market risk, and provides assurance to regulators in regular filings, on reporting accuracy, timeliness and the proper functioning of statistical models within the approved confidence level.

Risk measurement

We employ risk measurement tools such as VAR, sensitivity analysis and stress testing. GRM uses these measures in assessing global risk-return trends and to alert senior management to adverse trends or positions.

Value-At-Risk (VAR)

VAR is a statistical technique that measures the worst-case loss expected over the period within a 99% confidence level. Larger losses are possible, but with low probability. For example, based on a 99% confidence interval, a portfolio with a VAR of $15 million held over one day would have a one in one hundred chance of suffering a loss greater than $15 million in that day. VAR is measured over a 10-day horizon for the purpose of determining regulatory capital requirements.

We measure VAR by major risk category on a discrete basis. We also measure and monitor the effects of correlation in the movements of interest rates, credit spreads, exchange rates, equity and commodity prices and highlight the benefit of diversification within our trading portfolio. This is then quantified in the diversification effect shown in our global VAR table on the following page.

As with any modeled risk measure, there are certain limitations that arise from the assumptions used in VAR. Historical VAR assumes that the future will behave like the past. Furthermore, the use of a 10-day VAR for risk measurement implies that positions could be unwound or hedged within 10 days. VAR is calculated based on end-of-day positions.

Validation

To ensure VAR effectively captures our market risk, we continuously monitor and enhance our methodology. Daily back-testing serves to compare hypothetical profit or loss against the VAR to monitor the statistical validity of 99% confidence level of the daily VAR measure. Back-testing is calculated by holding position levels constant and isolating the effect of actual market rates movements over the next day on the market value of the portfolios. Intra-day position changes account for most of the difference between theoretical back-testing and actual profit and loss. VAR models and market risk factors are independently reviewed on a periodic basis to further ensure accuracy and reliability. In 2006, there were no occurrences of a back-test exceeding VAR.

Sensitivity analysis and stress testing

Sensitivity analysis is used to measure the impact of small changes in individual risk factors such as interest rates and foreign exchange rates and is designed to isolate and quantify exposure to the underlying risk.

VAR is a risk measure that is only meaningful in normal market conditions. To address more extreme market events, stress testing is used to measure and alert senior management to our exposure to potential political, economic or other disruptive events. We run several types of stress testing, including historical stress events such as the 1987 stock market crash, as well as hypothetical "what-if" stress events that represent potential future events that are plausible but have a very low probability of occurring. Our stress scenarios are reviewed and updated as required to reflect relevant events and hypothetical situations.

Risk control

Policies

A comprehensive risk policy framework governs trading-related risks and activities and provides guidance to trading management, middle office compliance functions and operations. We employ an extensive set of principles, rules, controls and limits, which conform to industry best practice. Our market risk management framework is designed to ensure that our risks are appropriately diversified on a global basis. Limits on measures such as notional size, term and overall risk are monitored at the desk, and at the portfolio and business levels.

Reporting

Reports on trading risks are provided by GRM – Market and Trading Credit Risk to the Chief Risk Officer (CRO) and the operating committee of RBC Capital Markets on a weekly basis and to senior management on a daily basis. Enterprise-wide reporting is used to monitor compliance against VAR and stress limits approved by the Board of Directors and the operating limits derived from these board limits. In addition to this monitoring, GRM – Market and Trading Credit Risk pre-approves excesses and reports any breach to the CRO and the operating committee of RBC Capital Markets.

The following table shows our global VAR for total trading activities by major risk category and the diversification effect. During the year, we included our credit default swap business in the interest rate and credit specific VAR using the models approach to VAR measurement.

Global VAR by major risk category — Table 51

	2006				2005			
	As at Oct. 31	For the year ended October 31			As at Oct. 31	For the year ended October 31		
(C$ millions)	year-end	High	Average	Low	year-end	High	Average	Low
Equity	$ 7	$ 11	$ 7	$ 5	$ 7	$ 10	$ 6	$ 4
Foreign exchange	2	4	2	1	1	5	2	1
Commodities (1)	1	2	1	–	1	2	1	–
Interest rate	13	20	13	9	12	16	10	6
Credit specific	3	4	3	2	2	3	2	1
Diversification	(9)	n.m.	(8)	n.m.	(8)	n.m.	(9)	n.m.
Global VAR	$ 17	$ 25	$ 18	$ 13	$ 15	$ 17	$ 12	$ 8

(1) Commodities reflect market risk for energy-related trading activities such as crude, heating oil and natural gas. Effective May 2005, these activities have been included in our models and reported alongside other Market risk trading activities. Prior to May 2006 these activities had been subject to the standardized approach for capital allocation.

n.m. not meaningful

Global VAR by major risk category (C$ millions)


0
-3
-6
-9
-12
-15
-18
-21
November 2004
May 2005
November 2005
May 2006
October 2006
Daily interest rate VAR
Daily equity VAR
Daily commodities VAR
Daily credit specific risk VAR
Daily foreign exchange VAR

Global VAR

2006 vs. 2005

Average global VAR for the year of $18 million was up compared to $12 million a year ago largely due to an increase in interest rate global VAR. This increase in VAR for interest rates is due to increased trading activity and an increase in correlation between the interest rate businesses in the current year. Overall diversification benefit, which is calculated as the difference between the global VAR and the sum of the separate risk factor VARs, was reduced to 31% compared to 43% a year ago.

Trading revenue

2006 vs. 2005

During the year, we experienced six days of net trading losses. The largest loss of $4.87 million did not exceed the Global VAR estimates for that day. The breadth of our trading activities is designed to diversify market risk to any particular strategy, and to reduce trading revenue volatility.

The low volatility and the consistent growth of our trading revenue is a reflection of our broad product and geographic diversity.

Daily net trading revenue and global VAR (1) (C$ millions)


60
50
40
30
20
10
0
-10
-20
-30
November 2005
February 2006
May 2006
August 2006
October 2006
Daily net trading revenue
Global VAR

Histogram of daily net trading revenue (1) (number of days)


18
12
6
0
-5
0
10
20
30
40
50
60
Daily net trading revenue (C$ millions)

(1) Trading revenue on a taxable equivalent basis excluding revenue related to consolidated VIEs.

Non-trading market risk (asset and liability management)
Traditional non-trading banking activities, such as deposit taking and lending, expose us to market risk, of which interest rate risk is the largest component.

Our goal is to manage the interest rate risk of the non-trading balance sheet to a target level. We modify the risk profile of the balance sheet through proactive hedging to achieve our target level. We continually monitor the effectiveness of our interest rate risk mitigation activity within Corporate Treasury on a value and earnings basis.

Responsibilities
While our individual subsidiaries and business segments manage the daily activities, Corporate Treasury is responsible for managing our enterprise-wide interest rate risk, monitoring approved limits and compliance with policies and operating standards. Our Asset Liability Committee (ALCO) provides oversight to Corporate Treasury. ALCO reviews the policy developed by Corporate Treasury and provides recommendations to CR&RPC for approval.

Risk measurement
We endeavour to keep pace with best practices in instrument valuation, econometric modeling and new hedging techniques on an ongoing basis. Our investigations range from the evaluation of traditional asset/liability management processes to pro forma application of recent developments in quantitative methods.

Our risk position is measured daily, weekly or monthly based on the size and complexity of the portfolio. Measurement of risk is based on client rates as well as funds transfer pricing rates. Key rate analysis is utilized as a primary tool for risk management. It provides us with an assessment of the sensitivity of the exposure of our economic value of equity to instantaneous changes in individual points on the yield curve.

The economic value of equity is equal to the net present value of our assets, liabilities and off-balance sheet instruments.

Funds transfer pricing
We use a funds transfer pricing mechanism at the transaction level to transfer interest rate risk to Corporate Treasury and identify the profitability of various products. The funds transfer pricing rates are market-based and are aligned with interest rate risk management principles. They are supported by empirical research into client behaviour and are an integral input to the retail business pricing decisions.

We also focus on developing retail product valuation models that incorporate the impact of consumer behaviour. These valuation models are typically derived through econometric estimation of consumer exercise of options embedded in retail products. The most significant embedded options are mortgage rate commitments and prepayment options. In addition, we model the sensitivity of the value of deposits with an indefinite maturity to interest rate changes.

Validation
We supplement our assessment by measuring interest rate risk for a range of dynamic and static market scenarios. Dynamic scenarios simulate our interest income in response to various combinations of business and market factors. Business factors include assumptions about future pricing strategies and volume and mix of new business, whereas market factors include assumed changes in interest rate levels and changes in the shape of the yield curve. Static scenarios supplement dynamic scenarios and are employed for assessing the risks to the value of equity and net interest income.

As part of our monitoring of the effectiveness of our interest rate risk mitigation activity within Corporate Treasury which is done on a value and earnings basis, model assumptions are validated against actual client behaviour.

Risk control
Policies and limits
The interest rate risk policies define the management standards and acceptable limits within which risks to net interest income over a 12-month horizon, and the economic value of equity, are to be contained. These ranges are based on an immediate and sustained ± 200 basis point parallel shift of the yield curve. The limit for net interest income risk is 6% of projected net interest income and the limit for economic value of equity risk is 12% of projected common equity. Interest rate risk policies and limits are reviewed annually.

Risk reporting
The individual subsidiaries and business segments report the interest rate risk management activity on a monthly basis. They must also immediately report any exceptions to the established policy to Corporate Treasury and seek approval of the corrective actions.

An enterprise interest rate risk report is reviewed monthly by ALCO and quarterly by the Group Risk Committee and by the Board of Directors.

Market risk measures – Non-trading banking activities — Table 52

(C$ millions)		2006 Economic value of equity risk	2006 Net interest income risk	2005 Economic value of equity risk	2005 Net interest income risk	2004 Economic value of equity risk	2004 Net interest income risk
Before-tax impact of:	100bp increase in rates	$ (496)	$ 87	$ (435)	$ 106	$ (412)	$ 70
	100bp decrease in rates	375	(153)	291	(181)	215	(150)
Before-tax impact of:	200bp increase in rates	(1,044)	147	(920)	162	(882)	107
	200bp decrease in rates	658	(319)	461	(365)	405	(314)

2006 Analysis

The above table provides the potential before-tax impact of an immediate and sustained 100 basis point and 200 basis point increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based upon assumptions made by senior management and validated by empirical research. All interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management initiatives. Over the course of 2006, our interest rate risk exposure was well within our target level.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk is embedded in all our activities, including the practices and controls used to manage other risks. Failure to manage operational risk can lead to failure in the management of other risks such as credit risk, market risk or regulatory risk.

Our operational risk management framework sets out a common language for operational risk and the principles and practices by which we manage operational risk, including risk identification, measurement, mitigation and monitoring.

Under this framework, we consider operational risk from three perspectives: causes, events and impacts. Detailed categories and definitions for each of these are included in the framework to support the consistent identification and assessment of risks.

Responsibilities

As with all significant risks, the Board of Directors is responsible for providing management oversight and ensuring that appropriate policies have been implemented to manage operational risk. The Chief Risk Officer and Group Risk Management are responsible for developing and implementing the operational risk management framework on an enterprise-wide basis, as well as for directing and approving significant business-specific operational risk policies. Within Group Risk Management, a dedicated team has been established to design and support operational risk policies, programs and initiatives and to monitor implementation progress and ongoing execution. The Business Segments are responsible for managing operational risk within their operations in accordance with the operational risk management framework. Where appropriate, execution of certain operational risk management programs is conducted by Global Technology and Operations on behalf of the businesses.

Risk measurement

Since exposure to operational risk is often implicit or not taken on intentionally, complete and precise measurement is difficult. Current measurement methodologies and tools continue to evolve in the industry. Nonetheless, we use several approaches concurrently to gauge our operational risk exposure.

Risk assessment

During 2006, assessments of operational risks were carried out through enterprise-wide programs that evaluated individual key risks such as financial reporting risk (*Sarbanes-Oxley Act of 2002*), privacy, outsourcing, fraud and money laundering.

To improve efficiency and effectiveness, several of these programs were brought together into a single, integrated operational risk and control assessment program launched November 1, 2006. The integrated program provides consistent identification and assessment of operational risks and the controls used to manage these risks.

Risk indicators

A broad range of risk indicators are used by the Business Segments to manage their day-to-day operations and by Group Risk Management to monitor operational risk at the enterprise level. These indicators provide insight into potential changes in our operational risk exposure and assist with proactive management of this risk.

Loss event data collection and analysis

We have established comprehensive standards requiring that operational risk events be identified and reported in the enterprise Loss Event Database when they occur. Required information includes the amount of the loss, any recoveries, relevant dates, root causes and risk drivers affecting the loss. Collection of internal operational loss data helps us to understand where and how our risks are manifesting themselves, provides a historical perspective of our operational loss experience, and establishes a basis for measuring our operational risk exposure and the capital needed to underpin this.

Industry loss analysis

We review and analyze published information on operational losses that have occurred at other financial institutions. This provides insight into the size and nature of potential exposures, and allows us to monitor emerging developments or trends that affect the financial industry as a whole.

Risk control

Complementing our infrastructure, controls, systems and people are our activities under the operational risk management framework and those of several central enterprise-wide groups which focus on aspects such as control effectiveness, management of specific operational risks, and transfer of risk. These groups include (i) fraud management, which focuses on prevention, detection and intervention regarding both internal and external fraud; (ii) the compliance group, which ensures a complete view of our regulatory demands and provides a co-ordinated, effective response to these; (iii) the business continuity management group, which co-ordinates planning, preparation and response for business disruption and crisis situations which may affect our ability to provide quality and timely services to our clients; (iv) the corporate insurance group, through which we transfer some of our operational risk exposure by purchasing insurance coverage, the nature and amounts of which are determined on a central, enterprise-wide basis; and (v) the internal audit group, which provides independent assessment of risk management practices, internal controls and corporate governance processes.

Risk mitigation
Our corporate insurance program quantifies our appetite for particular segments of operational risk and works with businesses and functional partners to strategically manage the related risks.

Reporting
Group Risk Management provides quarterly enterprise level reporting to senior management and the Board of Directors which includes an overview of our operational risk profile. Details are provided on large operational events, areas of heightened risk, insurance coverage, potential emerging risks, fraud management activities, status of business continuity preparedness, and regulatory or compliance issues. This reporting is supplemented with more detailed specific reporting by groups such as compliance, audit and legal.

Liquidity and funding risk

Liquidity and funding risk is the risk that an institution is unable to generate sufficient cash or its equivalent in a timely and cost-effective manner to meet its commitments as they come due.

Our liquidity and funding management framework is designed to ensure that reliable and cost-effective sources of cash or its equivalents are available to satisfy our current and prospective financial commitments under normal and contemplated stress conditions. To achieve this goal, we are dedicated to the preservation of the following key liquidity and funding risk mitigation strategies:

- A large base of core client deposits
- Continual access to diversified sources of wholesale funding
- A comprehensive and enterprise-wide liquidity contingency plan supported by an earmarked pool of unencumbered marketable securities (referred to as "contingency liquidity assets") that provide assured access to cash in a crisis.

Our liquidity and funding management practices and processes reinforce these risk mitigation strategies by assigning prudential limits or targets to metrics associated with these activities and regularly measuring and monitoring various sources of liquidity risk under both normal and stressed market conditions.

Responsibilities

The Board of Directors is responsible for oversight of our liquidity and funding management framework, which is developed and implemented by senior management.

- *The Audit Committee* approves our liquidity and funding management framework, pledging framework and liquidity contingency plan, and the Board of Directors is informed on a periodic basis about our current and prospective liquidity condition.
- The GRC and the Asset and Liability Committee share management oversight responsibility for liquidity and funding policies and receive regular reports detailing compliance with key limits and guidelines.
- Corporate Treasury has global responsibility for the development of liquidity and funding management policies, strategies and contingency plans and for recommending and monitoring limits within the framework. In this role, Corporate Treasury is assisted by GRM.
- Treasury departments of business segments and key subsidiaries execute transactions in line with liquidity management policies and strategies.
- Subsidiaries are responsible for managing their own liquidity in compliance with policies and practices established under advice and counsel by Corporate Treasury and within governing regulatory requirements.

Risk measurement

The assessment of our liquidity position reflects management estimates and judgments pertaining to current and prospective firm-specific and market conditions and the related behaviour of our clients and counterparties. We measure and manage our liquidity position from three risk perspectives as follows:

Structural liquidity risk

Structural liquidity risk management addresses the risk due to mismatches in effective maturities between assets and liabilities, more specifically the risk of over-reliance on short-term liabilities to fund longer-term illiquid assets. We use the cash capital methodology to assist in the evaluation of balance sheet liquidity and determination of the appropriate term structure of our debt financing. It also allows us to measure and monitor the relationship between illiquid assets and core funding, including our exposure to a protracted loss of unsecured wholesale deposits.

Tactical liquidity risk

Tactical liquidity risk management addresses our normal day-to-day funding requirements, which are managed by imposing prudential limits on net fund outflows in Canadian dollar and foreign currencies for key short-term time horizons, as well as on our pledging activities, which are subject to an enterprise-wide framework that assigns risk-adjusted limits to all transaction types. Pledged assets include a pool of eligible assets that are reserved exclusively to support our participation in Canadian payment and settlement systems.

Contingent liquidity risk

Contingent liquidity risk management addresses the risk of and our intended responses to general market disruptions, adverse political/economic developments and a series of progressively more severe RBC credit rating downgrades. The liquidity contingency plan identifies comprehensive action plans that would be implemented depending on the duration and severity of the variety of stressful events listed above. Corporate Treasury maintains and administers the liquidity contingency plan. The Liquidity Crisis Team meets regularly to engage in stress and scenario test exercises and to modify the liquidity contingency plan in light of lessons learned.

Our liquid assets are primarily a diversified pool of highly rated marketable securities and include segregated portfolios (in both Canadian and U.S. dollars) of contingency liquidity assets to address potential on- and off-balance sheet liquidity exposures (e.g., deposit erosion, loan drawdowns and higher collateral demands) that have been estimated through models we have developed or by the scenario analyses and stress tests that we conduct periodically. These portfolios are subject to minimum asset levels and strict eligibility guidelines to ensure ready access to cash in emergencies.

Risk control

We manage our liquidity position on a consolidated basis and consider legal, regulatory, tax, operational and any other restrictions when analyzing our ability to lend or borrow funds between our legal entities.

Policies

Our principal liquidity and funding policies are reviewed and approved annually by the senior management committees and the Board of Directors. These broad policies authorize senior management committees or Corporate Treasury to approve more detailed policies and limits related to specific measures, businesses and products. These policies and procedures govern management, measurement and reporting requirements and define approved liquidity and funding limits.

Authorities and limits
Targets for our structural liquidity position, based on both a "cash capital" metric and a "survivability horizon" measurement, are approved at least annually and monitored regularly.

With respect to net short-term funding requirements, all limits are monitored regularly to ensure compliance. The prescribed treatment of cash flow assets and liabilities under varying conditions are reviewed periodically to determine if they remain valid or changes to assumptions and limits are required in light of internal and/or external developments.

Reporting
Detailed reports on our principal short-term asset/liability mismatches are monitored on a daily basis to ensure compliance with the limits for overall group exposure and by major currency and geographic locations. As set out in our liquidity and funding management framework, any potential exceptions to established limits on net fund outflows or other rules, whether monitored on a daily, weekly, monthly or quarterly basis, are reported immediately to Corporate Treasury which provides or arranges for approval after reviewing a remedial action plan.

Funding

Funding strategy
Diversification of funding sources is a crucial component of our overall liquidity management strategy. Diversification expands our funding flexibility while minimizing funding concentration and dependency and generally reducing financing costs. Maintaining competitive credit ratings is also critical to cost-effective funding. Core funding, comprising capital, longer-term liabilities and a diversified pool of personal and, to a lesser extent, commercial deposits, is the foundation of our strong structural liquidity position.

Credit ratings
Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis is primarily dependent upon maintaining competitive credit ratings. Our credit ratings are largely determined by the quality of our earnings, the adequacy of our capital and the effectiveness of our risk management programs. We estimate, based on periodic reviews of ratings triggers embedded in our existing businesses and of our funding capacity sensitivity, that a minor downgrade would not materially influence our liability composition, funding access, collateral usage and associated costs. However, a series of downgrades could have adverse consequences for our funding capacity, collateral requirements and on the results of our operations.

Credit ratings Table 53

As at November 29, 2006	Short-term debt	Senior long-term debt	Outlook
Moody's Investor Services	P-1	Aa2	stable
Standard & Poor's	A-1+	AA-	stable
Fitch Ratings	F1+	AA	stable
Dominion Bond Rating Service	R-1(high)	AA	stable

Our strong credit ratings support our ability to competitively access unsecured funding markets. At the end of 2006, all our ratings have returned to stable outlook upon the resolution of Standard & Poor's negative outlook earlier this year with no rating implications. Near the end of the year, Dominion Bond Rating Service implemented a methodology change applicable to banks which led to a one-notch increase of our ratings and those of our peers. As a result, our short-term debt rating was increased to R-1(high) from R-1(middle) and our senior long-term debt rating was increased from AA(low) to AA.

All of our ratings are amongst the highest categories assigned by the respective agencies to a Canadian bank (our current ratings are at par with, or at a one-notch premium to, our major Canadian banking peers). In 2006, we were once again named as the safest Canadian bank and the 4th safest North American bank by *Global Finance* magazine.

Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

Deposit profile
The composition of our global deposit liabilities is summarized in Note 13 to our Consolidated Financial Statements. In 2006, personal deposits remained the prime source of funding for our Canadian dollar balance sheet while most foreign currency deposits originated from unsecured, wholesale sources, including large corporate and institutional clients and foreign commercial and central banks.

Our personal deposit franchise constitutes the principal source of constant funding while certain commercial and institutional client groups also maintain relational balances with low volatility profiles. Taken together, these clients represent a highly stable supply of core deposits in most prospective environments as they typically are less responsive to market developments than transactional lenders and investors due to the impact of deposit insurance and extensive and, at times, exclusive relationships with us. As at October 31, 2006, our core deposits, which include our statistical estimates of the stable portions of our personal and commercial/institutional transactional balances, expected renewal rates for personal fixed term deposits under one year and personal and wholesale funds maturing beyond one year, represented about 54% of our total deposits. Year-over-year, this ratio declined about 1% due to growth in short-term, unsecured deposits used to fund liquid assets. We encourage wholesale funding diversity and regularly review sources of short-term funds to ensure that they are well-diversified by provider, product, market and geographic origin. In addition, we maintain an ongoing presence in different funding markets, which allows us to constantly monitor market developments and trends in order to identify opportunities and risks and to take appropriate and timely actions.

Term funding sources Table 54

(C$ millions)	2006	2005	2004
Long-term funding outstanding	$ 33,361	$ 24,004	$ 18,831
Total mortgage-backed securities sold	12,186	8,487	5,983
Commercial mortgage-backed securities sold	1,914	1,237	603
Credit card receivables financed through notes issued by a securitization special purpose entity	2,250	2,500	1,900

Our long-term funding sources are managed to minimize cost by limiting concentration by geographic location, investor segment, instrument, currency and maturity profile. In addition, liquidity objectives, market conditions, interest rates, credit spreads and desired financial structure, influence our long-term funding activities. We operate debt issuance programs in Canada, the U.S. and Europe. Diversification into new markets and untapped investor segments is also constantly evaluated against relative issuance costs.

During 2006, we continued to expand our long-term funding base by issuing, either directly or through our subsidiaries, $18.5 billion of senior deposit notes in various currencies and markets. Total long-term funding outstanding increased $9.4 billion. Outstanding senior debt containing ratings triggers, which would accelerate repayment, constitutes a very small proportion of our overall outstanding debt.

Other liquidity and funding sources

We use commercial mortgage, residential mortgage and credit card receivable-backed securitization programs as alternative sources of funding and for liquidity and asset/liability management purposes. We hold retained interests in our residential mortgage and credit card securitization programs. Our total outstanding mortgage-backed securities sold increased year over year by $3.7 billion. Our credit card receivables, which are financed through notes issued by a securitization special purposes entity, decreased year over year by $250 million. For further details, refer to the Off-balance sheet section and Note 5 to our Consolidated Financial Statements.

to execute our strategy. There are no known trends, demands, commitments, events or uncertainties that are presently viewed as likely to materially change this position.

Contractual obligations

In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our liquidity. Depending on the nature of these commitments, the obligation may be recorded on- or off-balance sheet. The table below provides a summary of our future contractual funding commitments.

Contractual obligations Table 55

(C$ millions) (1)	2006 Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total	2005 Total	2004 Total
Unsecured long-term funding	$ 9,545	$ 11,177	$ 9,471	$ 3,168	$ 33,361	$ 24,004	$ 18,831
Subordinated debentures	–	140	–	6,963	7,103	8,167	8,116
Obligations under leases (2)	419	704	495	868	2,486	2,508	2,418
	$ 9,964	$ 12,021	$ 9,966	$ 10,999	$ 42,950	$ 34,679	$ 29,365

(1) Amounts represent principal only and exclude accrued interest.
(2) Substantially all of our lease commitments are operating.

Reputation risk

Reputation risk is the risk that an activity undertaken by an organization or its representatives will impair its image in the community or lower public confidence in it, resulting in the loss of business, legal action or increased regulatory oversight.

Reputation risk can arise from a number of events and primarily occurs in connection with regulatory, legal and operational risks. Operational failures and non-compliance with laws and regulations can have a significant reputational impact on the organization. Failure to effectively manage reputation risk can result in reduced market capitalization, loss of client loyalty and the inability to expand.

The following principles apply to our overall management of reputation risk:

- We must operate with integrity at all times in order to sustain a strong and positive reputation.
- Protecting our reputation is the responsibility of all our employees, including senior management and extends to all members of the Board of Directors.
- No transaction or action is worth jeopardizing our reputation.

Responsibilities

The management of reputation risk is overseen by the Board of Directors. The key senior management committees involved with monitoring and reporting on reputation risk at an enterprise level are: Ethics and Compliance Committee, Policy Review Committee, USA Corporate Governance Committee and Structured Transactions Oversight Committee.

Risk control

Policies

Policies and procedures support the management of reputation risk both directly and indirectly across the organization. Business segments have specific policies in place to manage the risks within their business, including reputation risk. This includes requirements to identify and mitigate reputation risk when considering new business initiatives, products and services. A comprehensive set of policy requirements apply to the identification and assessment of reputation risks, including Know Your Client due diligence controls and procedures, anti-money laundering and anti-terrorist financing policy requirements, auditor independence requirements, research standards, whistle blowing, and the mandatory requirements for managing conflicts of interest.

Reporting

The responsibility for monitoring and reporting on reputation risk issues is primarily within Group Risk Management. Regular comprehensive reporting relevant to the management of reputation risk is provided to the Group Risk Committee and the Board of Directors and its committees. This includes annual reporting on fraud issues, litigation issues and quarterly reporting on regulatory, compliance and operational risk issues. Reputation risk issues are also raised in internal audit reports provided to senior management, summaries of which are provided to the Audit Committee.

Regulatory and legal risk is the risk of negative impact to business activities, earnings or capital, regulatory relationships or reputation as a result of failure to adhere to or comply with regulations, law, industry codes or rules, regulatory expectations or ethical standards.

GRM Compliance has developed a comprehensive enterprise compliance management (ECM) framework that is consistent with regulatory guidance from the OSFI and other regulators. The framework is risk-based and designed to promote the proactive management of regulatory risk. It applies to all of our businesses and operations, legal entities and employees globally and outlines our accountabilities in order to ensure we maintain robust and effective programs for managing regulatory risk. The framework covers nine elements of compliance management: liaison with regulators, risk assessment, control design and oversight, training and education, compliance execution, monitoring, issue tracking, reporting, and new initiative management.

Responsibilities

Group Risk Management (GRM) sets out the enterprise-wide requirements for the identification, assessment, control, monitoring and reporting of regulatory and legal risk across RBC. Oversight is provided by the Board of Directors through the Conduct Review and Risk Policy Committee (CR&RPC). The Ethics and Compliance Committee supports our management of regulatory risk. It informs and advises GRC and the CR&RPC on significant regulatory issues and remedial measures.

GRM Compliance is directly responsible for supporting the management of regulatory and legal risk. It reports to management and the Board of Directors on the overall status of compliance performance and ensures appropriate action plans are executed on a timely basis. The management of regulatory and legal risks is ultimately the responsibility of senior management and the businesses.

The Chief Compliance Officer and GRM Compliance work closely with business partners to ensure the overall effectiveness of compliance across the enterprise through the enterprise compliance management program (ECMP), which includes compliance strategy and policies for consistent and effective compliance, independent oversight of compliance controls, timely reporting of trends and escalation of issues to senior management and the board.

Risk measurement

The identification and assessment of regulatory risk includes formal risk assessment activities carried out across the organization, both at the individual business and operational level, and at the enterprise level. Risk is measured through the assessment of the impact of regulatory and organizational changes, the introduction of new products and services, and the acquisition or development of new lines of business. It is also measured through the testing of the effectiveness of the controls established to ensure compliance with regulatory requirements and expectations. Although the use of metrics to measure compliance-related matters is relatively new and there are few proven methods for detecting leading indicators, we have begun to use such metrics to identify issues and trends and to track changes in regulatory risk between businesses and over time.

Risk control

Policies

We have a strong ethical and compliance culture grounded in our Code of Conduct. The Code of Conduct is regularly reviewed and updated to ensure that it continues to meet the expectations of regulators and other stakeholders. All our employees, from the CEO down, must reconfirm their understanding of and commitment to comply with the code at least every two years, and employees in high-risk roles must do so annually. We administer enterprise-wide delivery of online Code of Conduct training, testing and monitoring through our training technology, eCampus.

We also provide training in compliance and regulatory risk related matters for relevant employees through other online tools (for example, in the area of anti-money laundering compliance), job aids, as part of employees' regular job training, in new employee orientation materials, and periodically through targeted face-to-face or webcast training.

Reporting

On a quarterly basis, the Chief Compliance Officer and GRM Compliance report compliance matters to senior management, management committees and the Board of Directors and its operating subsidiaries. In addition, the Chief Compliance Officer provides an annual report on overall compliance, and on specific topics, such as related party transactions, conflicts of interest, compliance with Canadian consumer protection requirements and anti-money laundering compliance. Similarly, senior compliance officers of our operating subsidiaries provide relevant annual and quarterly reports to their senior management and Board of Directors.

Environmental risk is the risk of loss to financial, operational or reputation value resulting from the impact of environmental issues. These impacts may be direct, such as financial loss sustained from credit provided to owners of contaminated properties, or indirect, such as damage to our reputation resulting from the activities of our clients.

We undertake independent and collaborative research, engage stakeholders, measure performance, and carry out benchmarking in order to identify and address the material environmental issues we face. Issues include climate change, sustainable forestry, biodiversity and the rights of indigenous peoples.

In relation to climate change, for example, we undertook a high-level carbon risk profile of our lending portfolio in order to assess potential credit risk impacts. While the aggregated carbon risk exposure of our portfolio was not considered significant, we continue to monitor this risk as scientific and economic analysis, regulatory actions and our own portfolios evolve.

Responsibilities

Our environmental risk activities are managed by the Environmental Risk Management Group (ERMG) and its partners in the businesses and corporate support groups. Oversight of all risks is provided by the Chief Risk Officer and ultimately by the Conduct Review and Risk Policy Committee of our Board of Directors.

Operational activities relating to the environment are managed co-operatively by the ERMG, Corporate Real Estate, Strategic Sourcing and Corporate Communications. These groups have expertise in credit, emerging environmental issues, operations and reporting. Collectively, they develop, integrate and manage environmental policy, programs and practices.

Risk measurement

Some environmental risks associated with our business and operational activities can be easily quantified. These include the costs of rectifying environmental contamination of properties used as security for loans. Other risks are newer, more complex and more difficult to quantify, requiring expert judgment on an ongoing basis to identify environmental issues and estimate impacts. As risk measurement methodologies mature (relative to carbon risk), we will incorporate those considered useful into our processes.

Risk control

Our Corporate Environmental Policy supplements the environment section of our Code of Conduct. The policy's primary focus is to guide our lending practices and operational activities. It is currently under review, and a revised and updated policy addressing emerging environmental issues will be released in 2007.

Our environmental credit risk management policies provide a means to proactively identify and manage environmental risks in our lending activities. These policies are regularly reviewed to ensure compliance with our legal and operational commitments, and to take into account evolving business activities.

Our commitment to the Equator Principles is an integral part of our environmental risk management approach. The Equator Principles are a voluntary set of guidelines that help financial institutions address the environmental and social risks associated with project finance. We have developed an internal policy governing project finance activities in line with these principles.

The ERMG continues to communicate with business segments to ensure that existing and emerging environmental risks are appropriately managed and controlled. Enhancements, including further policy development and transaction screening tools, are under consideration.

Reporting

The Board of Directors and senior management committees are provided with reports and analysis on environmental issues (for example, climate change and the Kyoto Accord, and the Equator Principles), as appropriate. Our annual Corporate Responsibility Report (CRR) provides information to our stakeholders about our areas of focus and progress, including environmental policy, lending, emerging issues, stakeholder engagement, and environmental performance and initiatives.

Insurance risk

Insurance risk is the risk of loss that may occur when actuarial assumptions made in insurance product design and pricing activities differ from actual experience. Insurance risk can be categorized into the following sub-risks:

- Claims risk: The risk that the actual severity and/or frequency of claims differ from the levels assumed in pricing calculations. This risk can occur through (i) a mis-estimation of expected claims activities as compared to actual claims activities, or (ii) the mis-selection of a risk during the underwriting process.
- Policyholder behaviour risk: The risk that the behaviour of policyholders relating to premium payments, policy withdrawals or loans, policy lapses, surrenders and other voluntary terminations differs from the behaviour assumed in pricing calculations.
- Expense risk: The risk that the expense of acquiring or administering policies, or of processing claims, exceeds the costs assumed in pricing calculations.

Insurance risk arises from our life and health, home and auto, travel insurance and reinsurance businesses.

We have established an insurance risk management framework which comprises five primary risk management activities: risk oversight and monitoring, risk reviews and approvals, risk event escalation, risk policies and risk reporting.

Responsibilities

Group Risk Management – Insurance monitors insurance risk via the insurance risk management framework.

The collaborative process between risk management and business segments facilitates the identification and prioritization of risks and ensures the appropriate risk mitigants are implemented in order to align with the organization's risk appetite.

Group Risk Management participation in key business activities and processes and in risk-based reviews enables the monitoring of business activities and risks, and the establishment of limits such as underwriting limits. Additional oversight is achieved through periodic compliance assessments, internal audits and other review mechanisms.

Risk measurement

Insurance risks are measured using in-house models (developed by our Corporate Actuarial Group) and industry models, each of which complies with GRM Model Risk Policy. These risk measurements are used for economic capital attribution, for valuation of liability reserves, and for ensuring that our regulatory capital meets the OSFI guidelines for insurance companies. The models are also used for asset-liability management (ALM) purposes.

Our allocation of insurance risk is measured by economic capital. We have a diversified portfolio of insurance risks with the largest single category being less than 30% of our allocated economic capital.

Risk control

Policies

Risk policies articulate our strategies for identifying, prioritizing and managing risk. Policies communicate a consistent message about risk tolerance and ensure accountability through clear roles and responsibilities. Enterprise-wide policies on insurance risk are centrally managed within Group Risk Management.

Risk review and approval

Product design and pricing risk arising from product initiatives is monitored through a structured risk analysis and approval process. Initiatives are reviewed and assigned a risk rating to identify the appropriate level of approval authority within the organization.

Risk mitigation

Reinsurance (as a risk mitigation technique) is used for reducing our exposure to insurance risks that may not fit within our desired risk profile.

Reporting

Group Risk Management – Insurance evaluates and reports on insurance risk related items to management at the business unit level and at the enterprise level on a regular basis. The reports facilitate the analysis and communication of information and contribute to the overall understanding of insurance risk. Reporting includes an assessment of risks facing the various businesses and covers trends related to claims and loss ratios. The reports also enable an assessment of the risk/return profile of insurance products and impart a view of potential risks on the horizon.

Additional risks that may affect future results

By their very nature, forward-looking statements, including those made in this document, involve numerous factors and assumptions, and are subject to inherent risks and uncertainties, both general and specific, which may cause our future results to differ materially from our expectations expressed in our forward-looking statements. Factors that might cause future financial performance to vary from that described in those forward-looking statements include credit, market, operational and other risks identified and discussed in detail in the Risk management section. In addition, the following discussion sets forth other factors we believe could cause future results to differ materially from expected results.

Industry factors

General business and economic conditions in Canada, the U.S. and other countries in which we conduct business

Interest rates, foreign exchange rates, consumer spending, business investment, government spending, the level of activity and volatility of the capital markets, inflation and terrorism, each impact the business and economic environments in which we operate and, ultimately, the level of business activity we conduct and earnings we generate in a specific geographic region. For example, an economic downturn in a country may result in high unemployment and lower family income, corporate earnings, business investment and consumer spending, and could adversely affect the demand for our loan and other products. In addition, our provision for credit losses would likely increase, resulting in lower earnings. Similarly, a downturn in a particular equity or debt market could cause a reduction in new issue and investor trading activity, assets under management and assets under administration, resulting in lower fee, commission and other revenue.

Currency rates

Our revenue, expenses and income denominated in currencies other than the Canadian dollar are subject to fluctuations in the movement of the Canadian dollar relative to those currencies. Such fluctuations may affect our overall business and financial results. Our most significant exposure is to the U.S. dollar on account of our level of operations in the U.S., and other activities conducted in U.S. dollars.

The strengthening of the Canadian dollar compared to the U.S. dollar over the last three years has had a significant effect on our results. We are also exposed to the British pound on account of our level of operations in the U.K. and activity conducted internationally in this currency. Further appreciation of the Canadian dollar relative to the U.S. dollar or British pound would reduce the translated value of U.S. dollar- and GBP-denominated revenue, expenses and earnings, respectively.

Government monetary and other policies

Our businesses and earnings are affected by the monetary policies that are adopted by the Bank of Canada, the Board of Governors of the Federal Reserve System in the United States as well as those adopted by international agencies, in jurisdictions in which we operate. For example, monetary policy decisions by the Bank of Canada have an impact on the level of interest rates, fluctuations of which can have an impact on our earnings. As well, such policies can adversely affect our clients and counterparties in Canada, the U.S. and internationally, which may increase the risk of default by such clients and counterparties. Our businesses and earnings are also affected by the fiscal or other policies that are adopted by various regulatory authorities in Canada, the U.S. and international agencies.

Level of competition

The competition for clients among financial services companies in the consumer and business markets in which we operate is intense. Client loyalty and retention can be influenced by a number of factors, including relative service levels, the prices and attributes of our products or services, our reputation and actions taken by our competitors. Other financial companies, such as insurance and mono-line companies, and non-financial companies are increasingly offering services traditionally provided by banks. Such disintermediation could also reduce fee revenue and adversely affect our earnings.

Changes in laws and regulations

Regulations are in place to protect the financial and other interests of our clients, investors and the public interest. Changes to laws, regulations or regulatory policies (including tax laws) and changes in how they are interpreted, implemented or enforced, could adversely affect us, for example, by lowering barriers to entry in the businesses in which we operate or increasing our costs of compliance. In addition, our failure to comply with applicable laws, regulations or regulatory policies could result in sanctions and financial penalties by regulatory agencies that could adversely impact our reputation and earnings.

Judicial or regulatory judgments and legal proceedings

Although we take what we believe to be reasonable measures designed to ensure compliance with laws, regulations and regulatory policies in the jurisdictions in which we conduct business, there is no assurance that we always will be or will be deemed to be in compliance. Accordingly, it is possible that we could receive a judicial or regulatory judgment or decision that results in fines, damages and other costs that would damage our reputation and negatively impact on our earnings.

We are also subject to litigation arising in the ordinary course of our business. The adverse resolution of any litigation could have a material adverse effect on our results or could give rise to significant reputational damage, which could impact our future business prospects.

Accuracy and completeness of information on clients and counterparties
When deciding to extend credit or enter into other transactions with clients and counterparties, we may rely on information provided by or on behalf of clients and counterparties, including audited financial statements and other financial information. We also may rely on representations of clients and counterparties as to the completeness and accuracy of that information. Our financial results could be adversely impacted if the financial statements and other financial information relating to clients and counterparties on which we rely do not comply with GAAP or are materially misleading.

Bank-specific factors

Execution of our strategy
Our ability to execute on our objectives and strategic goals will influence our financial performance. If our strategic goals do not meet with success or there is a change in our strategic goals, our financial results could be adversely affected.

Acquisitions and joint ventures
Although we regularly explore opportunities for strategic acquisitions of, or joint ventures with, companies in our lines of businesses, there is no assurance that we will be able to complete acquisitions or joint ventures on terms and conditions that satisfy our investment criteria. There is also no assurance we will achieve our financial or strategic objectives or anticipated cost savings following acquisitions or forming joint ventures. Our performance is contingent on retaining the clients and key employees of acquired companies and joint ventures, and there is no assurance that we will always succeed in doing so.

Changes in accounting standards and accounting policies and estimates
From time to time, the Accounting Standards Board of the CICA changes the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be difficult to anticipate and can materially impact how we record and report our financial condition and results of operations. In some instances, we may be required to retroactively apply a new or revised standard that results in our restating prior period financial statements.

Significant accounting policies are described in Note 1 to our Consolidated Financial Statements. Certain of these policies are critical to the presentation of our financial condition and results of operations, and they require management to make estimates or rely on assumptions about matters that are inherently uncertain. Such estimates and assumptions may require revision, and changes to them may materially adversely affect our results of operations and financial condition. Significant accounting policies and estimates are described in Note 1 to our Consolidated Financial Statements.

As detailed in the Accounting and control matters section, we have identified seven accounting policies as being "critical" to the presentation of our financial condition and results of operations as they (i) require management to make particularly subjective and/or complex judgments about matters that are inherently uncertain and (ii) carry the likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

Ability to attract employees and executives
Competition for qualified employees and executives is intense both within the financial services industry and from non-financial industries looking to recruit. If we are unable to retain and attract qualified employees and executives, our results of operations and financial condition, including our competitive position, may be materially adversely affected.

Other factors
Other factors that may affect future results include changes in government trade policy, the timely and successful development of new products and services, technological changes, unexpected changes in consumer spending and saving habits, the possible impact on our business from disease or illness that affects local, national or global economies, disruptions to public infrastructure, including transportation, communication, power and water, international conflicts and other political developments including those relating to the war on terrorism, and our success in anticipating and managing the associated risks.

We caution that the foregoing discussion of risk factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors, other uncertainties and potential events, and other industry- and bank-specific factors that may adversely affect our future results and the market valuation placed on our common shares. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us, or on our behalf.

Net interest income on average assets and liabilities from continuing operations (1)

Table 56

(C$ millions, except percentage amounts)	Average balances (2) 2006	2005	2004	Interest (3) 2006	2005	2004	Average rate 2006	2005	2004
Assets									
Deposits with other banks									
Canada	$ 1,218	$ 915	$ 629	$ 41	$ 31	$ 8	3.37%	3.39%	1.27%
United States	1,856	1,587	1,093	155	55	7	8.35	3.47	.64
Other International	4,913	4,068	3,897	284	145	88	5.78	3.56	2.26
	7,987	6,570	5,619	480	231	103	6.01	3.52	1.83
Securities									
Trading account	134,166	110,356	94,178	5,056	3,711	2,718	3.77	3.36	2.89
Investments	38,127	37,198	43,146	1,068	839	837	2.80	2.26	1.94
Loan substitute	665	678	358	31	33	17	4.66	4.87	4.75
	172,958	148,232	137,682	6,155	4,583	3,572	3.56	3.09	2.59
Assets purchased under reverse repurchase agreements and securities borrowed	55,615	44,420	43,920	2,827	1,354	656	5.08	3.05	1.49
Loans (4)									
Canada									
Residential mortgages	90,624	82,960	75,722	4,539	4,090	3,903	5.01	4.93	5.15
Personal	36,840	32,864	28,857	2,701	2,055	1,813	7.33	6.25	6.28
Credit cards	6,233	6,238	5,656	761	753	674	12.21	12.07	11.92
Business and government	33,694	30,026	27,616	1,420	1,401	1,342	4.21	4.67	4.86
	167,391	152,088	137,851	9,421	8,299	7,732	5.63	5.46	5.61
United States	21,871	20,572	21,329	2,110	1,626	1,134	9.65	7.90	5.32
Other International	8,286	6,993	6,586	1,177	865	669	14.20	12.37	10.16
	197,548	179,653	165,766	12,708	10,790	9,535	6.43	6.01	5.75
Total interest-earning assets	434,108	378,875	352,987	22,170	16,958	13,866	5.11	4.48	3.93
Non-interest-bearing deposits with other banks	2,806	2,567	2,758	–	–	–	–	–	–
Customers' liability under acceptances	8,748	6,411	6,047	–	–	–	–	–	–
Other assets	56,438	57,447	56,408	–	–	–	–	–	–
Total assets	$ 502,100	$ 445,300	$ 418,200	$ 22,170	$ 16,958	$ 13,866	4.42%	3.81%	3.32%
Liabilities and shareholders' equity									
Deposits (5)									
Canada	$ 167,015	$ 161,866	$ 147,956	$ 5,024	$ 3,724	$ 3,186	3.01%	2.30%	2.15%
United States	47,913	40,004	38,402	2,018	1,047	510	4.21	2.62	1.33
Other International	91,334	70,168	67,680	3,666	2,175	1,446	4.01	3.10	2.14
	306,262	272,038	254,038	10,708	6,946	5,142	3.50	2.55	2.02
Obligations related to securities sold short	38,630	34,169	27,013	2,071	1,381	978	5.36	4.04	3.62
Obligations related to assets sold under repurchase agreements and securities loaned	32,786	25,912	29,159	1,882	1,120	677	5.74	4.32	2.32
Subordinated debentures	8,013	8,359	8,000	419	442	429	5.23	5.29	5.36
Other interest-bearing liabilities	2,759	4,041	3,458	328	299	242	11.89	7.40	7.00
Total interest-bearing liabilities	388,450	344,519	321,668	15,408	10,188	7,468	3.97	2.96	2.32
Non-interest-bearing deposits	17,037	16,159	14,164	–	–	–	–	–	–
Acceptances	8,882	6,414	6,049	–	–	–	–	–	–
Other liabilities	66,755	58,757	57,697	–	–	–	–	–	–
Total liabilities	$ 481,124	$ 425,849	$ 399,578	$ 15,408	$ 10,188	$ 7,468	3.20%	2.39%	1.87%
Shareholders' equity									
Preferred	$ 1,022	$ 811	$ 832	–	–	–	–	–	–
Common	19,954	18,640	17,790	–	–	–	–	–	–
Total liabilities and shareholders' equity	$ 502,100	$ 445,300	$ 418,200	$ 15,408	$ 10,188	$ 7,468	3.07%	2.29%	1.79%
Net interest income and margin	$ 502,100	$ 445,300	$ 418,200	$ 6,762	$ 6,770	$ 6,398	1.35%	1.52%	1.53%
Net interest income and margin									
Canada	$ 257,319	$ 229,184	$ 212,562	$ 6,068	$ 5,379	$ 4,870	2.36%	2.35%	2.29%
United States	90,684	74,842	61,716	136	774	922	.15	1.03	1.49
International	86,105	74,849	78,709	558	617	606	.65	.82	.77
Total	$ 434,108	$ 378,875	$ 352,987	$ 6,762	$ 6,770	$ 6,398	1.56%	1.79%	1.81%

(1) Geographic classification for selected assets and liabilities is based on the domicile of the booking point of the subject assets and liabilities.

(2) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.

(3) Interest income includes loan fees of $348 million (2005 – $343 million; 2004 – $336 million).

(4) Average balances include impaired loans.

(5) Deposits include savings deposits with average balances of $46 billion (2005 – $46 billion; 2004 – $45 billion), interest expense of $.4 billion (2005 – $.3 billion; 2004 – $.2 billion) and average rates of .8% (2005 – .6%; 2004 – .5%). Deposits also include term deposits with average balances of $206 billion (2005 – $181 billion; 2004 – $169 billion), interest expense of $8.3 billion (2005 – $5.3 billion; 2004 – $4.0 billion) and average rates of 4.02% (2005 – 2.95%; 2004 – 2.34%).

Change in net interest income (1)

Table 57

(C$ millions)	2006 vs. 2005 Increase (decrease) due to changes in Average volume (2)	Average rate (2)	Net change	2005 vs. 2004 Increase (decrease) due to changes in Average volume (2)	Average rate (2)	Net change
Assets						
Deposits with other banks						
Canada	$ 10	$ –	$ 10	$ 5	$ 18	$ 23
United States	11	89	100	4	44	48
Other International	35	104	139	4	53	57
Securities						
Trading account	863	482	1,345	506	487	993
Investments	21	208	229	(125)	127	2
Loan substitute	(1)	(1)	(2)	16	–	16
Assets purchased under reverse repurchase agreements and securities borrowed	404	1.069	1,473	8	690	698
Loans						
Canada						
Residential mortgages	383	66	449	362	(175)	187
Personal	266	380	646	251	(9)	242
Credit cards	(1)	9	8	70	9	79
Business and government	162	(143)	19	114	(55)	59
United States	108	376	484	(42)	534	492
Other International	173	139	312	43	153	196
Total interest income	$ 2,434	$ 2,778	$ 5,212	$ 1,216	$ 1,876	$ 3,092
Liabilities						
Deposits						
Canada	$ 122	$ 1,178	$ 1,300	$ 311	$ 227	$ 538
United States	238	733	971	22	515	537
International	754	737	1,491	55	674	729
Obligations related to securities sold short	197	493	690	280	123	403
Obligations related to assets sold under repurchase agreements and securities loaned	341	421	762	(83)	526	443
Subordinated debentures	(18)	(5)	(23)	19	(6)	13
Other interest-bearing liabilities	(115)	144	29	42	15	57
Total interest expense	$ 1,519	$ 3,701	$ 5,220	$ 646	$ 2,074	$ 2,720
Net interest income	$ 915	$ (923)	$ (8)	$ 570	$ (198)	$ 372

(1) Geographic classification for selected assets and liabilities is based on the domicile of the booking point of the subject assets and liabilities.
(2) Volume/rate variance is allocated on the percentage relationship of changes in balances and changes in rates to the total net change in net interest income.

Diversification by credit portfolio

(C$ millions)	2006	2005	2004	2003	2002
Residential mortgages	$ 96,675	$ 91,043	$ 81,998	$ 75,790	$ 72,840
Personal	44,902	41,045	36,848	32,186	30,588
Credit card	7,155	6,200	6,456	4,816	4,914
Consumer	$ 148,732	$ 138,288	$ 125,302	$ 112,792	$ 108,342
Agriculture	$ 5,708	$ 5,509	$ 5,207	$ 4,955	$ 5,039
Automotive (1)	3,053	2,637	2,451	2,427	2,164
Consumer goods	4,864	4,731	4,821	5,180	5,246
Energy	6,064	5,648	3,493	3,711	6,775
Financial services	5,756	2,661	1,609	2,315	5,518
Forest products	1,166	1,249	1,181	1,554	1,670
Government	2,719	2,444	2,319	2,096	1,323
Industrial products	3,733	3,229	2,887	3,012	3,728
Mining and metals	1,161	553	671	1,056	1,630
Real estate and related	16,421	13,977	12,420	12,463	11,673
Technology and media	2,395	2,310	2,192	2,782	4,630
Transportation and environment (1)	2,581	2,062	2,749	3,290	4,518
Other	14,694	13,690	11,442	10,759	13,568
Business and government (2)	$ 70,315	$ 60,700	$ 53,442	$ 55,600	$ 67,482
Total loans and acceptances	$ 219,047	$ 198,988	$ 178,744	$ 168,392	$ 175,824
Total allowance for loan losses	(1,409)	(1,498)	(1,644)	(2,055)	(2,203)
Total loans and acceptances, net of allowance for loan losses	$ 217,638	$ 197,490	$ 177,100	$ 166,337	$ 173,621

(1) Commencing in 2002, certain amounts were reclassified from the transportation and environment sector grouping to the automotive group.
(2) Includes small business loans of $12,817 million in 2006 (2005 – $10,757 million; 2004 – $10,137 million; 2003 – $9,705 million; 2002 – $9,470 million). For further details, see Table 64.

Diversification by geographical area (1)

Table 59

(C$ millions)	2006	2005	2004	2003	2002
Canada					
Residential mortgages	$ 94,272	$ 88,808	$ 80,168	$ 73,978	$ 67,700
Personal	37,946	33,986	30,415	26,445	24,550
Credit cards	6,966	6,024	6,298	4,663	4,740
Business and government	49,255	44,929	37,783	36,576	41,585
	$ 188,439	$ 173,747	$ 154,664	$ 141,662	$ 138,575
United States					
Residential mortgages	$ 1,518	$ 1,375	$ 1,053	$ 1,067	$ 4,351
Personal	6,011	6,248	5,849	5,015	5,269
Credit cards	123	118	108	107	125
Business and government	13,847	12,317	11,698	13,213	16,537
	$ 21,499	$ 20,058	$ 18,708	$ 19,402	$ 26,282
Other International					
Residential mortgages	$ 885	$ 860	$ 777	$ 745	$ 789
Personal	945	811	584	726	769
Credit cards	66	58	50	46	49
Business and government	7,213	3,454	3,961	5,811	9,360
	$ 9,109	$ 5,183	$ 5,372	$ 7,328	$ 10,967
Total loans and acceptances	$ 219,047	$ 198,988	$ 178,744	$ 168,392	$ 175,824
Total allowance for loan losses	(1,409)	(1,498)	(1,644)	(2,055)	(2,203)
Total loans and acceptances, net of allowance for loan losses	$ 217,638	$ 197,490	$ 177,100	$ 166,337	$ 173,621

(1) Geographic information is based on residence of borrower.

Impaired loans by credit portfolio and geography (1) — Table 60

(C$ millions, except percentage amounts)	2006	2005	2004	2003	2002
Residential mortgages	$ 154	$ 136	$ 146	$ 131	$ 131
Personal	190	169	189	235	306
Consumer	$ 344	$ 305	$ 335	$ 366	$ 437
Agriculture	$ 45	$ 48	$ 89	$ 146	$ 159
Automotive	5	2	4	7	39
Consumer goods	59	53	36	48	57
Energy	6	46	162	240	243
Financial services	15	16	14	45	77
Forest products	1	10	151	169	199
Government	21	–	–	–	–
Industrial products	4	2	38	25	53
Mining and metals	3	3	8	57	128
Real estate and related	64	54	84	97	115
Small business (2)	129	108	142	169	205
Technology and media	42	48	86	122	225
Transportation and environment	14	8	12	136	206
Other	82	71	98	118	145
Business and government	$ 490	$ 469	$ 924	$ 1,379	$ 1,851
Total impaired loans (3), (4)	$ 834	$ 774	$ 1,259	$ 1,745	$ 2,288
Canada					
Residential mortgages	$ 127	$ 106	$ 96	$ 110	$ 102
Personal	183	161	178	213	275
Business and government	279	236	509	741	895
	$ 589	$ 503	$ 783	$ 1,064	$ 1,272
United States					
Consumer	$ 15	$ 16	$ 44	$ 29	$ 47
Business and government	151	173	332	332	537
	$ 166	$ 189	$ 376	$ 361	$ 584
Other International					
Consumer	$ 19	$ 22	$ 17	$ 14	$ 13
Business and government	60	60	83	306	419
	$ 79	$ 82	$ 100	$ 320	$ 432
Total impaired loans	$ 834	$ 774	$ 1,259	$ 1,745	$ 2,288
Specific allowance for credit losses	(263)	(282)	(487)	(757)	(894)
Net impaired loans	$ 571	$ 492	$ 772	$ 988	$ 1,394
Gross impaired loans as a % of loans and acceptances					
Residential mortgages	.16%	.15%	.18%	.17%	.18%
Personal	.42%	.36%	.51%	.73%	1.00%
Credit cards	0%	0%	0%	0%	0%
Consumer	.23%	.22%	.27%	.32%	.40%
Business and government	.70%	.77%	1.73%	2.48%	2.74%
Total	.38%	.39%	.70%	1.04%	1.30%
Specific allowance for credit losses as a % of gross impaired loans	31.53%	36.43%	38.68%	43.38%	39.07%

(1) Geographic information is based on residence of borrower.
(2) Includes government guaranteed portions of impaired loans of $25 million in small business in 2006 (2005 – $18 million; 2004 – $24 million; 2003 – $39 million; 2002 – $64 million) and $8 million in agriculture (2005 – $5 million; 2004 – $9 million; 2003 – $9 million; 2002 – $10 million).
(3) Includes foreclosed assets of $9 million in 2006 (2005 – $17 million; 2004 – $27 million; 2003 – $34 million; 2002 – $32 million).
(4) Past due loans greater than 90 days not included in impaired loans were $305 million in 2006 (2005 – $304 million; 2004 – $219 million; 2003 – $222 million; 2002 – $217 million).

Provision for credit losses by credit portfolio and geography (1)

(C$ millions, except percentage amounts)	2006	2005	2004	2003	2002
Residential mortgages	$ 6	$ 2	$ 7	$ 8	$ 2
Personal	306	259	222	254	289
Credit card	163	194	167	155	140
Consumer	$ 475	$ 455	$ 396	$ 417	$ 431
Agriculture	$ (1)	$ (12)	$ 7	$ –	$ 22
Automotive	3	–	1	(1)	1
Consumer goods	–	21	(19)	10	17
Energy	(53)	(20)	50	78	145
Financial services	4	10	–	(1)	(6)
Forest products	(2)	(53)	3	13	4
Industrial products	(1)	(9)	5	1	(2)
Mining and metals	–	(1)	(4)	5	27
Real estate and related	(4)	(15)	(7)	(12)	(16)
Small business	54	44	75	77	110
Technology and media	(6)	(7)	1	30	298
Transportation and environment	(2)	7	(35)	77	2
Other	15	(31)	48	27	32
Business and government	$ 7	$ (66)	$ 125	$ 304	$ 634
Total specific provision for loan losses	$ 482	$ 389	$ 521	$ 721	$ 1,065
Canada					
Residential mortgages	$ 6	$ 1	$ 6	$ 4	$ 2
Personal	296	247	211	230	267
Credit cards	161	192	166	152	135
Business and government	44	(5)	30	141	125
	$ 507	$ 435	$ 413	$ 527	$ 529
United States					
Consumer	$ 12	$ 15	$ 13	$ 30	$ 27
Business and government	(38)	(60)	106	78	413
	$ (26)	$ (45)	$ 119	$ 108	$ 440
Other International					
Consumer	$ –	$ –	$ –	$ 1	$ –
Business and government	1	(1)	(11)	85	96
	$ 1	$ (1)	$ (11)	$ 86	$ 96
Total specific provision for loan losses	$ 482	$ 389	$ 521	$ 721	$ 1,065
Total general provision	$ (53)	$ 66	$ (175)	$ –	$ –
Total provision for credit losses	$ 429	$ 455	$ 346	$ 721	$ 1,065
Specific provision as a % of average loans and acceptances	.23%	.21%	.30%	.43%	.62%

(1) Geographic information is based on residence of borrower.

Allowance for credit losses by credit portfolio and geography (1)

(C$ millions, except percentage amounts)	2006	2005	2004	2003	2002
Allowance at beginning of year	$ 1,568	$ 1,714	$ 2,164	$ 2,314	$ 2,392
Provision for credit losses	429	455	346	721	1,065
Write-offs by portfolio					
Residential mortgages	(5)	(5)	(7)	(10)	(12)
Personal	(374)	(347)	(325)	(373)	(398)
Credit card	(204)	(237)	(207)	(192)	(178)
Consumer	$ (583)	$ (589)	$ (539)	$ (575)	$ (588)
Business and government	(130)	(181)	(462)	(407)	(836)
LDC exposures	–	–	–	–	(33)
Total write-offs by portfolio	$ (713)	$ (770)	$ (1,001)	$ (982)	$ (1,457)
Recoveries by portfolio					
Personal	$ 64	$ 69	$ 68	$ 68	$ 70
Credit card	41	43	39	37	38
Consumer	$ 105	$ 112	$ 107	$ 105	$ 108
Business and government	100	62	109	65	90
Total recoveries by portfolio	$ 205	$ 174	$ 216	$ 170	$ 198
Net write-offs	$ (508)	$ (596)	$ (785)	$ (812)	$ (1,259)
Adjustments (2)	(3)	(5)	(11)	(59)	116
Total allowance for credit losses at end of year	$ 1,486	$ 1,568	$ 1,714	$ 2,164	$ 2,314
Canada					
Residential mortgages	$ 11	$ 9	$ 11	$ 12	$ 14
Personal	88	101	108	129	163
Business and government	121	120	208	297	329
	$ 220	$ 230	$ 327	$ 438	$ 506
United States					
Consumer	$ 3	$ 3	$ 5	$ 11	$ 17
Business and government	12	18	118	131	212
	$ 15	$ 21	$ 123	$ 142	$ 229
Other International					
Consumer	$ 1	$ –	$ –	$ –	$ –
Business and government	27	31	37	177	159
	$ 28	$ 31	$ 37	$ 177	$ 159
Total specific allowance for loan losses	$ 263	$ 282	$ 487	$ 757	$ 894
General allowance	1,223	1,286	1,227	1,407	1,420
Total allowance for credit losses	$ 1,486	$ 1,568	$ 1,714	$ 2,164	$ 2,314
Key ratios					
Allowance for credit losses as a % of loans and acceptances	.68%	.79%	.97%	1.30%	1.33%
Allowance for credit losses as a % of impaired loans (coverage ratio)	178%	203%	136%	124%	101%
Net write-offs as a % of average loans and acceptances	.25%	.32%	.46%	.49%	.74%

(1) Geographic information is based on residence of borrower.

(2) Other adjustments include primarily foreign exchange translations on non-Canadian dollar denominated allowance for credit losses and acquisition adjustments for Provident Financial Group Inc. $6 million in the first quarter 2004; Admiralty Bancorp, Inc. $8 million.

Credit quality information by province (1) — Table 63

(C$ millions)	2006	2005	2004	2003	2002
Loans and acceptances					
Atlantic provinces (2)	$ 10,256	$ 10,255	$ 9,598	$ 9,191	$ 8,828
Quebec	32,723	26,646	23,670	22,564	21,695
Ontario	83,839	78,283	70,896	64,351	63,233
Prairie provinces (3)	32,598	31,190	26,701	24,084	24,215
B.C. and territories (4)	29,023	27,373	23,799	21,472	20,604
Total loans and acceptances in Canada	$ 188,439	$ 173,747	$ 154,664	$ 141,662	$ 138,575
Impaired loans					
Atlantic provinces (2)	$ 53	$ 47	$ 60	$ 81	$ 107
Quebec	68	44	131	155	90
Ontario	286	269	254	348	471
Prairie provinces (3)	107	78	93	140	177
B.C. and territories (4)	75	65	245	340	427
Total impaired loans in Canada	$ 589	$ 503	$ 783	$ 1,064	$ 1,272
Provision for credit losses					
Atlantic provinces (2)	$ 33	$ 30	$ 34	$ 46	$ 59
Quebec	47	7	(1)	77	(5)
Ontario	344	368	318	309	330
Prairie provinces (3)	38	44	31	55	86
B.C. and territories (4)	45	(14)	31	40	59
Total provision for credit losses in Canada	$ 507	$ 435	$ 413	$ 527	$ 529

(1) Based on residence of borrower.
(2) Comprises Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick.
(3) Comprises Manitoba, Saskatchewan and Alberta.
(4) Comprises British Columbia, Nunavut, Northwest Territories and Yukon.

Small business loans and acceptances by sector — Table 64

(C$ millions)	2006	2005	2004	2003	2002
Agriculture	$ 248	$ 715	$ 519	$ 70	$ 67
Automotive	601	490	463	462	377
Consumer goods	2,043	1,728	1,764	1,777	1,583
Energy	284	182	150	137	125
Financial services	73	78	51	97	93
Forest products	366	311	276	298	278
Government	177	182	156	161	187
Industrial products	1,377	1,057	999	952	887
Mining and metals	88	57	62	65	69
Real estate and related	2,565	1,982	1,821	1,777	1,737
Technology and media	300	243	232	242	204
Transportation and environment	774	549	502	503	552
Other	3,921	3,183	3,142	3,164	3,311
Total small business loans	$ 12,817	$ 10,757	$ 10,137	$ 9,705	$ 9,470

Consolidated Financial Statements

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

The accompanying Consolidated Financial Statements of Royal Bank of Canada (RBC) were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These Consolidated Financial Statements were prepared in accordance with Canadian generally accepted accounting principles (GAAP) pursuant to Subsection 308 of the *Bank Act* (Canada), which states that, except as otherwise specified by the Superintendent of Financial Institutions Canada, the financial statements are to be prepared in accordance with Canadian GAAP. Financial information appearing throughout our management's discussion and analysis is consistent with these Consolidated Financial Statements.

In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules, and by an internal audit staff, which conducts periodic audits of all aspects of our operations.

The Board of Directors oversees management's responsibilities for financial reporting through an Audit Committee, which is composed entirely of directors who are neither officers nor employees of RBC. This Committee reviews our consolidated financial statements and recommends them to the Board for approval. Other key responsibilities of the Audit Committee include reviewing our existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues. Our Compliance Officer and Chief Internal Auditor have full and unrestricted access to the Audit Committee.

The Office of the Superintendent of Financial Institutions, Canada (OSFI) examines and inquires into the business and affairs of RBC as deemed necessary to determine whether the provisions of the *Bank Act* are being complied with, and that RBC is in sound financial condition. In carrying out its mandate, OSFI strives to protect the rights and interests of depositors and creditors of RBC.

Deloitte & Touche LLP, Independent Registered Chartered Accountants appointed by the shareholders of RBC upon the recommendation of the Audit Committee and Board, have performed an independent audit of the Consolidated Financial Statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

Gordon M. Nixon
President and Chief Executive Officer

Janice R. Fukakusa
Chief Financial Officer

Toronto, November 29, 2006

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Royal Bank of Canada

We have audited the consolidated balance sheets of Royal Bank of Canada (the "Bank") as at October 31, 2006 and 2005 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended October 31, 2006. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements as at and for the year ended October 31, 2006, we conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the consolidated financial statements as at and for the years ended October 31, 2005 and 2004, we conducted our audits in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2006 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Bank's internal control over financial reporting as at October 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 29, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Bank's internal control over financial reporting and an unqualified opinion on the effectiveness of the Bank's internal control over financial reporting.

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Toronto, Canada
November 29, 2006

Management's report on internal control over financial reporting

Management of Royal Bank of Canada (RBC) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

(i) pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of RBC's assets
(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and RBC receipts and expenditures are made only in accordance with authorizations of management and RBC's directors
(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of RBC assets that could have a material effect on RBC's financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of RBC's internal control over financial reporting as at October 31, 2006, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as at October 31, 2006, RBC's internal control over financial reporting is effective. Also, management determined that there were no material weaknesses in RBC's internal control over financial reporting as at October 31, 2006.

Management's assessment of the effectiveness of RBC's internal control over financial reporting as at October 31, 2006, has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited RBC's Consolidated Financial Statements for the year ended October 31, 2006, as stated in the Report of Independent Registered Chartered Accountants, which expressed an unqualified opinion on management's assessment of RBC's internal control over financial reporting and an unqualified opinion on the effectiveness of RBC's internal control over financial reporting.

Gordon M. Nixon
President and Chief Executive Officer

Janice R. Fukakusa
Chief Financial Officer

Toronto, November 29, 2006

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Royal Bank of Canada

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Royal Bank of Canada (the "Bank") maintained effective internal control over financial reporting as at October 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Bank's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Bank maintained effective internal control over financial reporting as at October 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as at October 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended October 31, 2006 of the Bank and our report dated November 29, 2006 expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Toronto, Canada
November 29, 2006

As at October 31 (C$ millions)	2006	2005
Assets		
Cash and due from banks	$ 4,401	$ 5,001
Interest-bearing deposits with banks	10,502	5,237
Securities (Note 3)		
Trading account	147,237	125,760
Investment account	36,976	34,060
Loan substitute	656	675
	184,869	160,495
Assets purchased under reverse repurchase agreements and securities borrowed	59,378	42,973
Loans (Notes 4 and 5)		
Residential mortgage	96,675	91,043
Personal	44,902	41,045
Credit cards	7,155	6,200
Business and government	61,207	53,626
	209,939	191,914
Allowance for loan losses	(1,409)	(1,498)
	208,530	190,416
Other		
Customers' liability under acceptances	9,108	7,074
Derivative-related amounts (Note 7)	37,729	38,834
Premises and equipment, net (Note 8)	1,818	1,708
Goodwill (Note 10)	4,304	4,203
Other intangibles (Note 10)	642	409
Assets of operations held for sale	82	263
Other assets (Note 12)	15,417	12,908
	69,100	65,399
	$ 536,780	$ 469,521
Liabilities and shareholders' equity		
Deposits (Note 13)		
Personal	$ 114,040	$ 111,618
Business and government	189,140	160,593
Bank	40,343	34,649
	343,523	306,860
Other		
Acceptances	9,108	7,074
Obligations related to securities sold short	38,252	32,391
Obligations related to assets sold under repurchase agreements and securities loaned	41,103	23,381
Derivative-related amounts (Note 7)	42,094	42,592
Insurance claims and policy benefit liabilities (Note 14)	7,337	7,117
Liabilities of operations held for sale	32	40
Other liabilities (Note 15)	22,649	18,408
	160,575	131,003
Subordinated debentures (Note 16)	7,103	8,167
Trust capital securities (Note 17)	1,383	1,400
Preferred share liabilities (Note 18)	298	300
Non-controlling interest in subsidiaries (Note 19)	1,775	1,944
Shareholders' equity (Note 18)		
Preferred shares	1,050	700
Common shares (1) (shares issued – 1,280,889,745 and 1,293,501,544)	7,196	7,170
Contributed surplus	292	265
Retained earnings	15,771	13,704
Treasury shares – preferred (shares held – 93,700 and 90,600)	(2)	(2)
– common (1) (shares held – 5,486,072 and 7,052,552)	(180)	(216)
Net foreign currency translation adjustments	(2,004)	(1,774)
	22,123	19,847
	$ 536,780	$ 469,521

(1) The number of common shares issued and the number of common shares held as treasury shares have been adjusted retroactively for the stock dividend paid on April 6, 2006. Refer to Note 18.

Gordon M. Nixon
President and Chief Executive Officer

Robert B. Peterson
Director

For the year ended October 31 (C$ millions)	2006	2005	2004
Interest income			
Loans	$ 12,708	$ 10,790	$ 9,535
Securities	6,155	4,583	3,572
Assets purchased under reverse repurchase agreements and securities borrowed	2,827	1,354	656
Deposits with banks	480	231	103
	22,170	16,958	13,866
Interest expense			
Deposits	10,708	6,946	5,142
Other liabilities	4,281	2,800	1,897
Subordinated debentures	419	442	429
	15,408	10,188	7,468
Net interest income	6,762	6,770	6,398
Non-interest income			
Insurance premiums, investment and fee income	3,348	3,270	2,870
Trading revenue	2,574	1,594	1,563
Investment management and custodial fees	1,335	1,255	1,126
Securities brokerage commissions	1,243	1,163	1,166
Mutual fund revenue	1,242	962	850
Service charges	1,216	1,153	1,089
Underwriting and other advisory fees	1,024	1,026	918
Card service revenue	496	579	555
Foreign exchange revenue, other than trading	438	407	331
Securitization revenue (Note 5)	257	285	200
Credit fees	241	187	198
Gain on sale of investment account securities (Note 3)	88	85	20
Other	373	448	518
Non-interest income	13,875	12,414	11,404
Total revenue	20,637	19,184	17,802
Provision for credit losses (Note 4)	429	455	346
Insurance policyholder benefits, claims and acquisition expense	2,509	2,625	2,124
Non-interest expense			
Human resources (Notes 20 and 21)	7,340	6,736	6,701
Equipment	957	960	906
Occupancy	792	749	765
Communications	687	632	672
Professional fees	628	529	474
Outsourced item processing	298	296	294
Amortization of other intangibles (Note 10)	76	50	69
Other	717	1,405	952
	11,495	11,357	10,833
Business realignment charges (Note 23)	–	45	177
Income from continuing operations before income taxes	6,204	4,702	4,322
Income taxes (Note 24)	1,403	1,278	1,287
Net income before non-controlling interest	4,801	3,424	3,035
Non-controlling interest in net income of subsidiaries	44	(13)	12
Net income from *continuing* operations	4,757	3,437	3,023
Net loss from discontinued operations	(29)	(50)	(220)
Net income	$ 4,728	$ 3,387	$ 2,803
Preferred dividends (Note 18)	(60)	(42)	(31)
Net gain on redemption of preferred shares	–	4	–
Net income available to common shareholders	$ 4,668	$ 3,349	$ 2,772
Average number of common shares (1) (in thousands) (Note 25)	1,279,956	1,283,433	1,293,465
Basic earnings per share (in dollars)	$ 3.65	$ 2.61	$ 2.14
Basic earnings per share from continuing operations (in dollars)	$ 3.67	$ 2.65	$ 2.31
Basic earnings (loss) per share from discontinued operations (in dollars)	$ (.02)	$ (.04)	$ (.17)
Average number of diluted common shares (1) (in thousands) (Note 25)	1,299,785	1,304,680	1,311,016
Diluted earnings per share (in dollars)	$ 3.59	$ 2.57	$ 2.11
Diluted earnings per share from continuing operations (in dollars)	$ 3.61	$ 2.61	$ 2.28
Diluted earnings (loss) per share from discontinued operations (in dollars)	$ (.02)	$ (.04)	$ (.17)
Dividends per share (1) (in dollars)	$ 1.44	$ 1.18	$ 1.01

(1) The average number of common shares, average number of diluted common shares, basic and diluted earnings per share, as well as dividends per share, have been adjusted retroactively for the stock dividend paid on April 6, 2006. Refer to Note 25.

For the year ended October 31 (C$ millions)	2006	2005	2004
Preferred shares (Note 18)			
Balance at beginning of year	$ 700	$ 532	$ 532
Issued	600	300	–
Redeemed for cancellation	(250)	(132)	–
Balance at end of year	1,050	700	532
Common shares (Note 18)			
Balance at beginning of year	7,170	6,988	7,018
Issued	127	214	127
Purchased for cancellation	(101)	(32)	(157)
Balance at end of year	7,196	7,170	6,988
Contributed surplus			
Balance at beginning of year	265	169	85
Renounced stock appreciation rights	(2)	(6)	–
Stock-based compensation awards	(18)	26	56
Gain on redemption of preferred shares	–	7	–
Reclassified amounts	–	–	34
Initial adoption of AcG-15, *Consolidation of Variable Interest Entities*	–	54	–
Other	47	15	(6)
Balance at end of year	292	265	169
Retained earnings			
Balance at beginning of year	13,704	12,065	11,333
Net income	4,728	3,387	2,803
Preferred share dividends (Note 18)	(60)	(42)	(31)
Common share dividends (Note 18)	(1,847)	(1,512)	(1,303)
Premium paid on common shares purchased for cancellation	(743)	(194)	(735)
Issuance costs and other	(11)	–	–
Cumulative effect of adopting AcG-17, *Equity-Linked Deposit Contracts*	–	–	(2)
Balance at end of year	15,771	13,704	12,065
Treasury shares – preferred (Note 18)			
Balance at beginning of year	(2)	–	–
Sales	51	–	–
Purchases	(51)	(2)	–
Balance at end of year	(2)	(2)	–
Treasury shares – common (Note 18)			
Balance at beginning of year	(216)	(294)	–
Sales	193	179	248
Purchases	(157)	(47)	(238)
Reclassified amounts	–	–	(304)
Initial adoption of AcG-15, *Consolidation of Variable Interest Entities*	–	(54)	–
Balance at end of year	(180)	(216)	(294)
Net foreign currency translation adjustments			
Balance at beginning of year	(1,774)	(1,556)	(893)
Unrealized foreign currency translation gain (loss)	(499)	(619)	(1,341)
Foreign currency gain (loss) from hedging activities	269	401	678
Balance at end of year	(2,004)	(1,774)	(1,556)
Shareholders' equity at end of year	$ 22,123	$ 19,847	$ 17,904

For the year ended October 31 (C$ millions)	2006	2005	2004
Cash flows from operating activities			
Net income from continuing operations	$ 4,757	$ 3,437	$ 3,023
Adjustments to determine net cash from (used in) operating activities			
Provision for credit losses	429	455	346
Depreciation	405	414	387
Business realignment charges	–	36	177
Business realignment payments	(74)	(94)	–
Future income taxes	144	(482)	(52)
Amortization of other intangibles	76	50	69
Write-down of deferred issuance costs	–	–	25
(Gain) loss on sale of premises and equipment	(16)	(21)	(52)
(Gain) loss on loan securitizations	(16)	(101)	(34)
Loss on investment in associated corporations and limited partnerships	–	–	9
(Gain) loss on sale of investment account securities	(88)	(85)	(20)
Changes in operating assets and liabilities			
Insurance claims and policy benefit liabilities	220	629	118
Net change in accrued interest receivable and payable	217	(5)	(120)
Current income taxes	(203)	(9)	(895)
Derivative-related assets	1,105	63	(3,281)
Derivative-related liabilities	(498)	391	4,426
Trading account securities	(21,477)	(36,438)	(1,965)
Net change in brokers and dealers receivable and payable	(1,017)	1,334	(539)
Other	1,036	804	6
Net cash from (used in) operating activities from continuing operations	(15,000)	(29,622)	1,628
Net cash from (used in) operating activities from discontinued operations	4	95	303
Net cash from (used in) operating activities	(14,996)	(29,527)	1,931
Cash flows from investing activities			
Change in interest-bearing deposits with banks	(5,265)	1,030	(4,320)
Change in loans, net of loan securitizations	(33,534)	(27,670)	(15,287)
Proceeds from loan securitizations	8,139	5,607	3,532
Proceeds from sale of investment account securities	14,709	25,628	18,427
Proceeds from maturity of investment account securities	28,203	18,405	38,088
Purchases of investment account securities	(38,474)	(36,373)	(50,911)
Change in loan substitute securities	19	26	(376)
Net acquisitions of premises and equipment	(511)	(383)	(439)
Change in assets purchased under reverse repurchase agreements and securities borrowed	(16,405)	3,976	(5,767)
Net cash from (used in) acquisitions	(256)	–	438
Net cash from (used in) investing activities from continuing operations	(43,375)	(9,754)	(16,615)
Net cash from (used in) investing activities from discontinued operations	140	2,027	850
Net cash from (used in) investing activities	(43,235)	(7,727)	(15,765)
Cash flows from financing activities			
Change in deposits	36,663	35,001	11,814
Issue of RBC Trust Capital Securities (RBC TruCS)	–	1,200	–
Issue of subordinated debentures	–	800	3,100
Repayment of subordinated debentures	(953)	(786)	(990)
Issue of preferred shares	600	300	–
Redemption of preferred shares for cancellation	(250)	(132)	–
Issuance costs	(6)	(3)	–
Issue of common shares	116	198	119
Purchase of common shares for cancellation	(844)	(226)	(892)
Sales of treasury shares	244	179	248
Purchase of treasury shares	(208)	(49)	(238)
Dividends paid	(1,807)	(1,469)	(1,295)
Dividends/distributions paid by subsidiaries to non-controlling interests	(47)	(13)	(13)
Change in obligations related to assets sold under repurchase agreements and securities loaned	17,722	(3,092)	1,977
Change in obligations related to securities sold short	5,861	7,386	2,150
Change in short-term borrowings of subsidiaries	620	(628)	(1,305)
Net cash from (used in) financing activities from continuing operations	57,711	38,666	14,675
Net cash from (used in) financing activities	57,711	38,666	14,675
Effect of exchange rate changes on cash and due from banks	(80)	(122)	(17)
Net change in cash and due from banks	(600)	1,290	824
Cash and due from banks at beginning of year	5,001	3,711	2,887
Cash and due from banks at end of year	$ 4,401	$ 5,001	$ 3,711
Supplemental disclosure of cash flow information			
Amount of interest paid in year	$ 14,678	$ 10,109	$ 7,408
Amount of income taxes paid in year	$ 1,682	$ 1,987	$ 2,612

Note 1 Significant accounting policies and estimates

The accompanying Consolidated Financial Statements have been prepared in accordance with Subsection 308 of the *Bank Act* (Canada) (the Act), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions Canada (OSFI), the Consolidated Financial Statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these financial statements, including the accounting requirements of the OSFI, are summarized below. These accounting policies conform, in all material respects, to Canadian GAAP.

Basis of consolidation

The Consolidated Financial Statements include the assets and liabilities and results of operations of all subsidiaries and variable interest entities (VIEs) where we are the Primary Beneficiary after elimination of intercompany transactions and balances. The equity method is used to account for investments in associated corporations and limited partnerships in which we have significant influence. These investments are reported in Other assets. Our share of earnings, gains and losses realized on dispositions and writedowns to reflect other-than-temporary impairment in the value of these investments are included in Non-interest income. The proportionate consolidation method is used to account for investments in joint ventures in which we exercise joint control, whereby our pro rata share of assets, liabilities, income and expenses is consolidated.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates prevailing at the balance sheet date. Non-monetary assets and liabilities are translated into Canadian dollars at historical rates. Income and expenses denominated in foreign currencies are translated at average rates of exchange for the year.

Assets and liabilities of our self-sustaining operations with functional currency other than the Canadian dollar are translated into Canadian dollars at rates prevailing at the balance sheet date, and income and expenses of these foreign operations are translated at average rates of exchange for the year.

Unrealized gains or losses arising as a result of the translation of our foreign self-sustaining operations are included in Shareholders' equity along with related hedge and tax effects. On disposal or upon dilution of our interest in such investments, an appropriate portion of the accumulated net translation gains or losses is included in Non-interest income.

Other foreign currency translation gains and losses are included in Non-interest income.

Securities

Securities which are purchased for sale in the near term are classified as Trading account securities and reported at their estimated fair value. Obligations to deliver Trading account securities sold but not yet purchased are recorded as liabilities and carried at fair value. Realized and unrealized gains and losses on these securities are recorded as Trading revenue in Non-interest income. Dividend and interest income accruing on Trading account securities are recorded in Interest income. Interest and dividends accrued on interest-bearing and equity securities sold short are recorded in Interest expense.

Investments in equity and debt securities which are purchased for longer term purposes are classified as Investment account securities. These securities may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs. Investment account equity securities, including non-public and venture capital equity securities for which representative market quotes are not readily available, are carried at cost. Investment account debt securities are carried at amortized cost. Dividends, interest income and amortization of premiums and discounts on debt securities are recorded in Interest income. Gains and losses realized on disposal of Investment account securities, which are calculated on an average cost basis, and writedowns to reflect other-than-temporary impairment in value are included in Gain on sale of investment account securities in Non-interest income.

Loan substitute securities are client financings that have been structured as after-tax investments rather than conventional loans in order to provide the clients with a borrowing rate advantage. Such securities are accorded the accounting treatment applicable to loans and, if required, are reduced by an allowance for credit losses.

We account for all our securities using settlement date accounting for the Consolidated Balance Sheets and trade date accounting for the Consolidated Statements of Income.

Assets purchased under reverse repurchase agreements and sold under repurchase agreements

We purchase securities under agreements to resell (reverse repurchase agreements) and take possession of these securities. Reverse repurchase agreements are treated as collateralized lending transactions, whereby we monitor the market value of the securities purchased and additional collateral is obtained when appropriate. We also have the right to liquidate the collateral held in the event of counterparty default. These agreements are carried on the Consolidated Balance Sheets at the amounts at which the securities were initially acquired plus accrued interest. Interest earned on reverse repurchase agreements is included in Interest income in our Consolidated Statements of Income.

We sell securities under agreements to repurchase (repurchase agreements). Repurchase agreements are treated as collateralized borrowing transactions and are carried on the Consolidated Balance Sheets at the amounts at which the securities were initially sold plus accrued interest on interest-bearing securities. Interest incurred on repurchase agreements is included in Interest expense in our Consolidated Statements of Income.

Loans

Loans are stated net of an Allowance for loan losses and unearned income, which comprises unearned interest and unamortized loan fees.

Loans are classified as impaired when, in management's opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal or interest. Whenever a payment is 90 days past due, loans other than credit card balances and loans guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency (collectively "Canadian government") are classified as impaired unless they are fully secured and collection efforts are reasonably expected to result in repayment of debt within 180 days past due. Credit card balances are written off when a payment is 180 days in arrears. Loans guaranteed by a Canadian government are classified as impaired when the loan is contractually 365 days in arrears. When a loan is identified as impaired, the accrual of interest is discontinued and any previously accrued but unpaid interest on the loan is charged to the Provision for credit losses. Interest received on impaired loans is credited to the Provision for credit losses. Impaired loans are returned to performing status when all past due amounts, including interest, have been collected, loan impairment charges have been reversed, and the credit quality has improved such that timely collection of principal and interest is reasonably assured.

When an impaired loan is identified, the carrying amount of the loan is reduced to its estimated realizable amount, measured by discounting the expected future cash flows at the effective interest rate inherent in the loan. In subsequent periods, recoveries of amounts previously written off and any increase in the carrying value of the loan are credited to the Provision for credit losses in the Consolidated Statements of Income. Where a portion of a loan is written off and the *remaining balance* is restructured, the new loan is carried on an accrual basis when there is no longer any reasonable doubt regarding the collectibility of principal or interest and payments are not 90 days past due.

Assets acquired in respect of problem loans are recorded at their fair value less costs of disposition. Fair value is determined based on either current market value where available or discounted cash flows. Any excess of the carrying value of the loan over the recorded fair value of the assets acquired is recognized by a charge to the Provision for credit losses.

Fees that relate to activities such as originating, restructuring or renegotiating loans are deferred and recognized as Interest income over the expected term of such loans. Where there is reasonable expectation that a loan will result, commitment and standby fees are also recognized as Interest income over the expected term of the resulting loan. Otherwise, such fees are recorded as Other liabilities and amortized to Non-interest income over the commitment or standby period.

Allowances for credit losses

The Allowances for credit losses are maintained at levels that management considers adequate to absorb identified credit-related losses in the portfolio as well as losses that have been incurred, but are not yet identifiable as at the balance sheet date. The allowances relate to on-balance sheet exposures, such as loans and acceptances, and off-balance sheet items such as letters of credit, guarantees and unfunded commitments.

The allowances are increased by the Provision for credit losses, which is charged to income, and decreased by the amount of write-offs, net of recoveries. The Allowances for credit losses for on-balance sheet items are included as a reduction to assets, and allowances relating to off-balance sheet items are included in Other liabilities.

The allowances are determined based on management's identification and evaluation of problem accounts, estimated probable losses that exist on the remaining portfolio, and other factors including the composition and credit quality of the portfolio, and changes in economic conditions. The Allowances for credit losses consist of Specific allowances and the General allowance.

Specific allowances

Specific allowances are maintained to absorb losses on both specifically identified borrowers and other homogeneous loans that have become impaired. The losses relating to identified large business and government borrowers are estimated using management's judgment relating to the timing of future cash flow amounts that can be reasonably expected from the borrowers, financially responsible guarantors and the realization of collateral. The amounts expected to be recovered are reduced by estimated collection costs and discounted at the effective interest rate of the obligation. The losses relating to homogeneous portfolios, including residential mortgages, and personal and small business loans are based on net write-off experience. For credit cards, no specific allowance is maintained as balances are written off when a payment is 180 days in arrears. Personal loans are generally written off at 150 days past due. Write-offs for other loans are generally recorded when there is no realistic prospect of full recovery.

General allowance

The *general allowance* represents the best estimate of probable losses within the portion of the portfolio that has not yet been specifically identified as impaired. For large business and government loans and acceptances, the general allowance is based on the application of expected default and loss factors, determined by historical loss experience, delineated by loan type and rating. For homogeneous portfolios, including residential mortgages, credit cards, and personal and small business loans, the determination of the general allowance is done on a portfolio basis. The losses are estimated by the application of loss ratios determined through historical write-off experience. In determining the general allowance level, management also considers the current portfolio credit quality trends, business and economic conditions, the impact of policy and process changes, and other supporting factors. In addition, the *general allowance* includes a component for the model limitations and imprecision inherent in the allowance methodologies.

Acceptances

Acceptances are short-term negotiable instruments issued by our clients to third parties, which we guarantee. The potential liability under acceptances is reported in Liabilities – Other on the Consolidated Balance Sheets. The recourse against our clients in the case of a call on these commitments is reported as a corresponding asset of the same amount in Assets – Other. Fees earned are reported in Non-interest income.

Derivatives

Derivatives are primarily used in sales and trading activities. Derivatives are also used to manage our exposures to interest, currency, credit and other market risks. The most frequently used derivative products are interest rate swaps, interest rate futures, forward rate agreements, interest rate options, foreign exchange forward contracts, currency swaps, foreign currency futures, foreign currency options and credit derivatives.

Derivatives used in sales and trading activities are reported on the Consolidated Balance Sheets at their fair value. Derivatives with a positive fair value are reported as assets in Derivative-related amounts, and derivatives with a negative fair value are reported as liabilities in Derivative-related amounts. Where we have both the legal right and intent to settle derivative assets and liabilities simultaneously with a counterparty, the net fair value of the derivative positions is reported as an asset or liability, as appropriate. Realized and unrealized gains and losses on sales and trading derivatives are recognized in Non-interest income – Trading revenue. Margin requirements and premiums paid are also included in Derivative-related amounts in assets, while premiums received are shown in Derivative-related amounts in Liabilities.

When derivatives are used to manage our own exposures, we determine for each derivative whether hedge accounting can be applied. Where hedge accounting can be applied, a hedge relationship is designated as a fair value hedge, a cash flow hedge, or a hedge of a foreign currency exposure of a net investment in a self-sustaining foreign operation. The hedge is documented at inception detailing the particular risk management objective and the strategy for undertaking the hedge transaction. The documentation identifies the *specific asset, liability* or forecasted cash flows being hedged, the risk that is being hedged, the type of derivative used and how effectiveness will be assessed. The derivative must be highly effective in accomplishing the objective of offsetting either changes in the fair value or forecasted cash flows attributable to the risk being hedged both at inception and throughout the life of the hedge.

Fair value hedge transactions predominantly use interest rate swaps to hedge the changes in the fair value of an asset, liability or firm commitment. Cash flow hedge transactions predominantly use interest rate swaps to hedge the variability in forecasted cash flows. When a derivative that is held or issued for other-than-trading purposes is designated and qualifies as an effective hedging instrument in a fair value or cash flow hedge, the income or expense of the derivative is recognized as an adjustment to Interest income or Interest expense of the hedged item in the same period.

Foreign exchange forward contracts and foreign currency-denominated liabilities are used to manage foreign currency exposures from net investments *in self-sustaining* foreign operations having a functional currency other than the Canadian dollar. Foreign exchange gains and losses on these hedging instruments, net of applicable tax, are recorded in Net foreign currency translation adjustments.

Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge or the derivative is terminated or sold. The fair value of the derivative is recognized in Derivative-related amounts in assets or liabilities at that time and the gain or loss is deferred and recognized in Net interest income in the periods in which the hedged item affects income. Hedge accounting is also discontinued on the sale or early termination of the hedged item. The fair value of the derivative is recognized in Derivative-related amounts in assets or liabilities at that time and the unrealized gain or loss is recognized in Non-interest income.

Other-than-trading derivatives, for which hedge accounting has not been applied, including total return swaps, certain warrants, loan commitments and derivatives embedded in equity-linked deposit contracts, are carried at fair value on a gross basis as Derivative-related amounts in assets and liabilities with changes in fair value recorded in Non-interest income or Non-interest expense. These other-than-trading derivatives are eligible for designation in future hedging relationships. Upon designation of a new effective hedging relationship, any previously recorded fair value on the Consolidated Balance Sheets is amortized to Net interest income.

For derivatives that are carried at fair value and whose fair value is not evidenced at inception by quoted market prices, other current market transactions or observable market inputs, we defer the initial trading profits. The deferred amounts are recognized when they become realized through the receipt and/or payment of cash or once the fair value is observable in the market.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is recorded principally on the straight-line basis over the estimated useful lives of the assets, which are 25 to 50 years for buildings, 3 to 10 years for computer equipment, 7 to 10 years for furniture, fixtures and other equipment. The amortization period for leasehold improvements is the lesser of the useful life of the leasehold improvements or the lease term plus the first renewal period, if reasonably assured of renewal, up to a maximum of 10 years. Gains and losses on disposal are recorded in Non-interest income.

Business combinations, goodwill and other intangibles

All business combinations are accounted for using the purchase method. Identifiable intangible assets are recognized separately from Goodwill and included in Other intangibles. Goodwill represents the excess of the price paid for the acquisition of subsidiaries over the fair value of the net identifiable assets acquired, and is assigned to reporting units of a business segment. A reporting unit comprises business operations with similar economic characteristics and strategies. It is defined by GAAP as the reporting level at which goodwill is tested for impairment, which is either a business segment or one level below. Upon disposal of a portion of a reporting unit, goodwill is allocated to the disposed portion based on the fair value of that portion relative to the total reporting unit.

Goodwill is evaluated for impairment annually as at August 1 or more often if events or circumstances indicate there may be an impairment. If the carrying value of a reporting unit, including the allocated goodwill, exceeds its fair value, goodwill impairment is measured as the excess of the carrying amount of the reporting unit's allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the reporting unit. Any goodwill impairment is charged to income in the period in which the impairment is identified. Subsequent reversals of impairment are prohibited.

Other intangibles with a finite life are amortized on a straight-line basis over their estimated useful lives, generally not exceeding 20 years, and are also tested for impairment when conditions exist which may indicate that the estimated future net cash flows from the asset will be insufficient to recover its carrying amount

Income taxes

We use the asset and liability method whereby income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for accounting purposes compared with tax purposes. A future income tax asset or liability is determined for each temporary difference based on the tax rates that are expected to be in effect when the underlying items of income and expense are expected to be realized, except for earnings related to our foreign operations where repatriation of such amounts is not contemplated in the foreseeable future. Income taxes reported in the Consolidated Statements of Income include the current and future portions of the expense. Income taxes applicable to items charged or credited to Shareholders' equity are netted with such items. Changes in future income taxes related to a change in tax rates are recognized in the period when the tax rate change is substantively enacted.

Net future income taxes accumulated as a result of temporary differences are included in Other assets. A valuation allowance is established to reduce future income tax assets to the amount more likely than not to be realized. In addition, the Consolidated Statements of Income contain items that are non-taxable or non-deductible for income tax purposes and, accordingly, cause the income tax provision to be different from what it would be if based on statutory rates.

Pensions and other post-employment benefits

We offer a number of benefit plans, which provide pension and other benefits to eligible employees. These plans include registered defined benefit pension plans, supplemental pension plans, defined contribution plans and health, dental, disability and life insurance plans.

Investments held by the pension funds primarily comprise equity and fixed income securities. Pension fund assets are valued at fair value. For the principal defined benefit plans, the expected return on plan assets, which is reflected in the pension benefit expense, is calculated using a market-related value approach. Under this approach, assets are valued at an adjusted market value, whereby realized and unrealized capital gains and losses are amortized over 3 years on a straight-line basis. For the majority of the non-principal and supplemental defined benefit pension plans, the expected return on plan assets is calculated based on fair value of assets.

Actuarial valuations for the defined benefit plans are performed on a regular basis to determine the present value of the accrued pension and other post-employment benefits, based on projections of employees' compensation levels to the time of retirement and the costs of health, dental, disability and life insurance.

Our defined benefit pension expense, which is included in Non-interest expenses – Human resources, consists of the cost of employee pension benefits for the current year's service, interest cost on the liability, expected investment return on the market-related value or market value of plan assets and the amortization of prior service costs, net actuarial gains or losses and transitional assets or obligations. For some of our defined benefit plans, including the principal defined benefit plans, actuarial gains or losses are determined each year and amortized over the expected average remaining service life of employee groups covered by the plan. For the remaining defined benefit plans, net actuarial gains or losses in excess of the greater of 10% of the plan assets or the benefit obligation at the beginning of the year are amortized over the expected average remaining service life of employee groups covered by the plan.

Gains and losses on settlements of defined benefit plans are recognized in income when settlement occurs. Curtailment gains and losses are recognized in the period when the curtailment becomes probable and the impact can be reasonably estimated.

Our defined contribution plan expense is included in Non-interest expense – Human resources for services rendered by employees during the period.

The cumulative excess of pension fund contributions over the amounts recorded as expenses is reported as a Prepaid pension benefit cost in Other assets. The cumulative excess of expense over fund contributions is reported as Accrued pension and other post-employment benefit expense in Other liabilities.

Stock-based compensation

We offer stock-based compensation plans to certain key employees and to our non-employee directors as described in Note 21.

We use the fair value method to account for stock options granted to employees whereby compensation expense is recognized over the applicable vesting period with a corresponding increase in Contributed surplus. When the options are exercised, the exercise price proceeds together with the amount initially recorded in Contributed surplus are credited to Common shares. Stock options granted prior to November 1, 2002, were accounted for using the intrinsic value method, and accordingly no expense was recognized for these options since the exercise price for such grants was equal to the closing price on the day before the stock options were granted. These awards fully vested during 2006. When these stock options are exercised, the proceeds will be recorded as Common shares.

Options granted between November 29, 1999, and June 5, 2001, were accompanied by tandem stock appreciation rights (SARs), which gave participants the option to receive cash payments equal to the excess of the current market price of our shares over the options' exercise price. SARs obligations are now fully vested and give rise to compensation expense as a result of changes in the market price of our common shares. These expenses, net of related hedges, are recorded as Non-interest expense – Human resources in our Consolidated Statements of Income with a corresponding increase in Other liabilities on our Consolidated Balance Sheets.

Our other compensation plans include performance deferred share plans and deferred share unit plans for key employees. These plans are settled in our common shares or cash and the obligations are accrued over their vesting period. For share-settled awards, our accrued obligations are based on the market price of our common shares at the date of grant. For cash-settled awards, our accrued obligations are periodically adjusted for fluctuations in the market price of our common shares and dividends accrued. Changes in our obligations under these plans, net of related hedges, are recorded as Non-interest expense – Human Resources in our Consolidated Statements of Income with a corresponding increase in Other liabilities or Contributed surplus on our Consolidated Balance Sheets.

The compensation cost attributable to options and awards granted to employees who are eligible to retire or will become eligible to retire during the vesting period is recognized immediately if the employee is eligible to retire on the grant date or over the period between the grant date to the date the employee becomes eligible to retire.

Our contributions to the employee savings and share ownership plans are expensed as incurred.

Loan securitization

We periodically securitize loans by selling them to independent special purpose entities (SPEs) or trusts that issue securities to investors. These transactions are accounted for as sales and the loans are removed from our Consolidated Balance Sheets when we are deemed to have surrendered control over such assets and have received consideration other than beneficial interests in these transferred loans. For control to be surrendered, all of the following must occur: (i) the transferred loans must be isolated from the seller, even in bankruptcy or other receivership; (ii) the purchaser must have the legal right to sell or pledge the transferred loans or, if the purchaser is a Qualifying Special Purpose Entity as described in the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline 12, *Transfers of Receivables* (AcG-12), its investors have the right to sell or pledge their ownership interest in the entity; and (iii) the seller must not continue to control the transferred loans through an agreement to repurchase them or have a right to cause the loans to be returned. If any of these conditions is not met, the transfer is considered to be a secured borrowing, the loans remain on our Consolidated Balance Sheets, and the proceeds are recognized as a liability.

We often retain interests in the securitized loans, such as interest-only strips or servicing rights and, in some cases, cash reserve accounts. Retained interests in securitizations that can be contractually prepaid or otherwise settled in such a way that we would not recover substantially all of our recorded investment are classified as Investment account securities and subject to periodic impairment review.

Gains on a transaction accounted for as a sale are recognized in Non-interest income and are dependent on the previous carrying amount of the loans involved in the transfer, which is allocated between the loans sold and the retained interests based on their relative fair value at the date of transfer. To obtain fair values, quoted market prices are used, if available. When quotes are not available for retained interests, we generally determine fair value based on the present value of expected future cash flows using management's best estimates of key assumptions such as payment rates, weighted average life of the prepayable receivables, excess spread, expected credit losses and discount rates commensurate with the risks involved.

For each securitization transaction where we have retained the servicing rights, we assess whether the benefits of servicing represent adequate compensation. When the benefits of servicing are more than adequate, a servicing asset is recognized in Other assets. When the benefits of servicing are not expected to be adequate, we recognize a servicing liability in Other liabilities. Neither an asset nor a liability is recognized when we have received adequate compensation. A servicing asset or liability is amortized in proportion to and over the period of estimated net servicing income.

Insurance

Premiums from long-duration contracts, primarily life insurance, are recognized when due in Non-interest income – Insurance premiums, investment and fee income. Premiums from short-duration contracts, primarily property and casualty, and fees for administrative services are recognized in Insurance premiums, investment and fee income over the related contract period. Unearned premiums of the short-duration contracts, representing the unexpired portion of premiums, are reported in Other liabilities. Investments made by our insurance operations are included in Investment account securities.

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method (CALM), which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investment yields, policy dividends, operating and policy maintenance expenses, and provisions for adverse deviation. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions. Liabilities for property and casualty insurance represent estimated provisions for reported and unreported claims. Liabilities for the life and property and casualty insurance are included in Insurance claims and policy benefit liabilities.

Realized gains and losses on disposal of fixed income investments that support life insurance liabilities are deferred and amortized to Insurance premiums, investment and fee income over the remaining term to maturity of the investments sold, up to a maximum period of 20 years. For equities that are held to support non-universal life insurance products, the realized gains and losses are deferred and amortized into Insurance premiums, investment and fee income at the quarterly rate of 5% of unamortized deferred gains and losses. The differences between the market values and adjusted carrying costs of these equities are reduced quarterly by 5%. Equities held to support universal life insurance products are carried at market value. Realized and unrealized gains or losses on these equities are included in Insurance premiums, investment and fee income. Specific investments are written down to market value or the net realizable value if it is determined that any impairment in value is other-than-temporary. The writedown is recorded against Insurance premiums, investment and fee income in the period the impairment is recognized.

Acquisition costs for new insurance business consist of commissions, premium taxes, certain underwriting costs and other costs that vary with and are primarily related to the acquisition of new business. Deferred acquisition costs for life insurance products are implicitly recognized in Insurance claims and policy benefit liabilities by CALM. For property and casualty insurance, these costs are classified as Other assets and amortized over the policy term.

Segregated funds are lines of business in which we issue a contract where the benefit amount is directly linked to the market value of the investments held in the underlying fund. The contractual arrangement is such that the underlying assets are registered in our name but the segregated fund policyholders bear the risk and rewards of the fund's investment performance. We provide minimum death benefit and maturity value guarantees on segregated funds. The liability associated with these minimum guarantees is recorded in Insurance claims and policy benefit liabilities. Segregated funds are not included in the Consolidated Financial Statements. We derive only fee income from segregated funds, which is reflected in Insurance premiums, investment and fee income. Fee income includes management fees, mortality, policy, administration and surrender charges.

Liabilities and equity

Financial instruments that will be settled by a variable number of our common shares upon their conversion by the holders as well as the related accrued distributions are classified as liabilities on our Consolidated Balance Sheets. Dividends and yield distributions on these instruments are classified as Interest expense in our Consolidated Statements of Income.

Earnings per share

Earnings per share is computed by dividing Net income available to common shareholders by the weighted average number of common shares outstanding for the period, excluding Treasury shares. Net income available to common shareholders is determined after deducting dividend entitlements of preferred shareholders and any gain (loss) on redemption of preferred shares net of related income taxes. Diluted earnings per share reflects the potential dilution that could occur if additional common shares were assumed to be issued under securities or contracts that entitled their holders to obtain common shares in the future, to the extent such entitlement is not subject to unresolved contingencies. The number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options whose exercise price is less than the average market price of our common shares are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

Use of estimates and assumptions

In preparing our Consolidated Financial Statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, net income and related disclosures. Certain estimates, including the Allowance for credit losses, the fair value of financial instruments, accounting for securitizations, litigation, variable interest entities, pensions and other post-employment benefits and income taxes, require management to make subjective or complex judgments. Accordingly, actual results could differ from these and other estimates, thereby impacting our Consolidated Financial Statements.

Significant accounting changes

Implicit variable interests

On November 1, 2005, we adopted CICA Emerging Issues Committee Abstract No. 157, *Implicit Variable Interests under AcG-15* (EIC-157). This EIC clarifies that implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity's net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. The implementation of this EIC did not have a material impact on our consolidated financial position or results of operations.

Change in financial statement presentation

During the year, we reclassified on our Consolidated Statements of Income changes in the fair value of certain derivative instruments designated as economic hedges of our stock-based compensation plans from Non-interest income – Other to Non-interest expense – Human resources in order to more appropriately reflect the purpose of these instruments and our management of these compensation exposures. The impact of the reclassification on prior periods resulted in corresponding decreases in both Non-interest income – Other and Non-interest expense – Human resources. For the years ended October 31, 2006, 2005 and 2004, $36 million, $31 million and $nil were reclassified, respectively. Certain other comparative amounts have also been reclassified to conform to the current year's presentation.

Future accounting changes

Financial instruments

In 2005, the CICA issued three new accounting standards: Handbook Section 1530, *Comprehensive Income* (Section 1530), Handbook Section 3855, *Financial Instruments – Recognition and Measurement* (Section 3855), and Handbook Section 3865, *Hedges* (Section 3865). These new standards became effective for us on November 1, 2006.

Comprehensive Income

Section 1530 introduces Comprehensive income which is comprised of Net income and Other comprehensive income and represents changes in Shareholders' equity during a period arising from transactions and other events with non-owner sources. Other comprehensive income (OCI) includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts net of hedging arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. Our Consolidated Financial Statements will include a Consolidated Statement of Comprehensive Income while the cumulative amount, Accumulated other comprehensive income (AOCI), will be presented as a new category of Shareholders' equity in the Consolidated Balance Sheets.

Financial Instruments – Recognition and Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when we become a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Financial assets and financial liabilities held-for-trading will be measured at fair value with gains and losses recognized in Net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading will be measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets will be measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market will be measured at cost.

Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instrument or other contracts but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments will be recognized in Net income, except for derivatives that are designated as a cash flow hedge, the fair value change for which will be recognized in OCI.

Section 3855 permits an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855. Instruments that are classified as held-for-trading by way of this "fair value option" must have reliable fair values and are subject to additional conditions and disclosure requirements set out by the OSFI.

Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost.

Hedges

Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in Net income. The changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in Net income. The amounts recognized in AOCI will be reclassified to Net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments will be recognized in OCI and the ineffective portion is recognized in Net income.

For hedging relationships existing prior to adopting Section 3865 that are continued and qualify for hedge accounting under the new standard, the transition accounting is as follows: (1) Fair value hedges – any gain or loss on the hedging instrument is recognized in the opening balance of retained earnings on transition and the carrying amount of the hedged item is adjusted by the cumulative change in fair value that reflects the designated hedged risk and the adjustment is included in the opening balance of retained earnings on transition; (2) Cash flow hedges and hedge of a net investment in a self-sustaining foreign operation – any gain or loss on the hedging instrument that is determined to be the effective portion is recognized in AOCI and the ineffectiveness in the past periods is included in the opening balance of retained earnings on transition.

Deferred gains or losses on the hedging instrument with respect to hedging relationships that were discontinued prior to the transition date but qualify for hedge accounting under the new standards will be recognized in the carrying amount of the hedged item and amortized to Net income over the remaining term of the hedged item for fair value hedges, and for cash flow hedges it will be recognized in AOCI and reclassified to Net income in the same period during which the hedged item affects Net income. However, for discontinued hedging relationships that do not qualify for hedge accounting under the new standards, the deferred gains and losses are recognized in the opening balance of retained earnings on transition.

In October, 2006, the CICA's Accounting Standards Board issued a Board Notice, *Hedges, Section 3865*, in order to provide guidance with respect to the transition provisions for deferred gains or losses on continuing and discontinued hedging relationships. The amended version of Section 3865 incorporating the clarifying guidance is expected to be issued in December 2006, with early adoption permitted. We adopted the proposed amendments on November 1, 2006.

Impact of adopting Sections 1530, 3855 and 3865

The transition adjustment attributable to the following will be recognized in the opening balance of retained earnings as at November 1, 2006: (i) financial instruments that we will classify as held-for-trading and that were not previously recorded at fair value, (ii) the difference in the carrying amount of loans and deposits prior to November 1, 2006, and the carrying amount calculated using the effective interest rate from inception of the loan, (iii) the ineffective portion of cash flow hedges, (iv) deferred gains and losses on discontinued hedging relationships that do not qualify for hedge accounting under the new standards, (v) unamortized deferred net realized gains or losses on investments that support life insurance liabilities, and (vi) the consequential effect on insurance claims and policy benefit liabilities due to remeasurement of financial assets supporting these liabilities.

Adjustments arising due to remeasuring financial assets classified as available-for-sale and hedging instruments designated as cash flow hedges will be recognized in the opening balance of Accumulated other comprehensive income.

Neither of the transition amounts that will be recorded in the opening retained earnings or in the opening AOCI balance on November 1, 2006 is expected to be material to our consolidated financial position.

The tax consequences, if any, of the new standards on the transition or subsequent accounting are unknown. The tax authorities are currently reviewing the standards to determine any such implications.

Stock-based compensation

On July 6, 2006, the Emerging Issues Committee (EIC) issued Abstract No. 162, *Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date* (EIC-162). This EIC clarifies that the compensation cost attributable to options and awards, granted to employees who are eligible to retire or will become eligible to retire during the vesting period, should be recognized immediately if the employee is eligible to retire on the grant date or over the period between the grant date to the date the employee becomes eligible to retire. This EIC became effective for us on November 1, 2006, and requires retroactive application to all stock-based compensation awards accounted for in accordance with the CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments* (CICA 3870). Our current recognition policy for stock-based compensation is consistent with this guidance.

Variability in variable interest entities

On September 15, 2006, the EIC issued Abstract No. 163, *Determining the Variability to be Considered in Applying AcG-15* (EIC-163). This EIC provides additional clarification on how to analyze and consolidate VIEs. EIC-163 will be effective for us on February 1, 2007 and its implementation will result in the deconsolidation of certain investment funds. However, the impact is not expected to be material to our consolidated financial position or results of operations.

The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm's length transaction between knowledgeable and willing parties under no compulsion to act. Fair value is based on quoted market prices when available. However, when financial instruments lack an available trading market, fair value is based on prevailing market rates for instruments with similar characteristics and risk profile or internal or external valuation models using observable market-based inputs. Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. These assumptions reflect the risks inherent in the financial instrument. Valuation adjustments are required to adjust the quoted market prices or valuation model outputs for additional market factors which are required to ensure the financial instruments are recorded at fair value.

Liquidity adjustments are calculated when market prices are not observable due to insufficient trading volume or a lack of recent trades in a less active or inactive market. Liquidity adjustments are also calculated to reflect the cost of unwinding a larger than normal market size risk position.

Adjustments for counterparty credit risk are calculated to include the credit quality of the counterparty in determining the fair value of derivative transactions. The market-based parameters used in the derivative valuation models do not take into account the credit quality of the counterparties to the transactions. As a result, we calculate a valuation adjustment for each counterparty in arriving at the fair value of the transactions reported.

We have documented internal policies that detail our processes for determining fair value, including the methodologies used in establishing our valuation adjustments. These methodologies are consistently applied and periodically reviewed by Group Risk Management.

The aggregate fair value amounts represent point-in-time estimates only and should not be interpreted as the amounts realizable in an immediate settlement of the instruments.

The following table presents the carrying value and estimated fair value of our financial assets and liabilities; accordingly, it does not reflect the value of assets and liabilities that are not considered financial instruments, such as premises and equipment, goodwill and other intangibles.

	2006			2005		
	Book value	Estimated fair value	Difference	Book value	Estimated fair value	Difference
Financial assets						
Cash and deposits with banks	$ 14,903	$ 14,903	$ –	$ 10,238	$ 10,238	$ –
Securities	184,869	185,239	370	160,495	160,684	189
Assets purchased under reverse repurchase agreements and securities borrowed	59,378	59,378	–	42,973	42,973	–
Loans (net of allowance for loan losses)	208,530	208,638	108	190,416	190,506	90
Derivative-related amounts	37,733	37,682	(51)	39,008	39,123	115
Other assets	22,660	22,660	–	18,194	18,194	–
Financial liabilities						
Deposits	$ 343,523	$ 343,312	$ 211	$ 306,860	$ 308,047	$ (1,187)
Derivative-related amounts	42,340	42,108	232	43,001	42,817	184
Other liabilities	28,736	28,736	–	24,330	24,330	–
Subordinated debentures	7,103	7,384	(281)	8,167	8,503	(336)
Trust capital securities	1,383	1,532	(149)	1,400	1,582	(182)
Preferred share liabilities	298	304	(6)	300	310	(10)

Methodologies and assumptions used to estimate fair value of financial instruments

Financial instruments valued at carrying value
Due to their short-term nature, the fair values of Cash and deposits with banks and Assets purchased under reverse repurchase agreements and securities borrowed are assumed to approximate their carrying values.

Securities
The fair values of securities are based on quoted market prices, when available. If quoted market prices are not available, fair values are estimated using quoted market prices of similar securities or other third-party information. Liquidity adjustments, including adjustments for resale restrictions greater than one year, are recorded as appropriate.

Loans
The fair values of the loans and deposits portfolios are based on an assessment of interest rate risk and credit risk. Fair value is determined under a discounted cash flow methodology using a discount rate based on interest rates currently charged for new loans with similar terms and remaining maturities, adjusted for a credit risk factor, which is reviewed at least annually. For certain variable rate loans that reprice frequently and for loans without a stated maturity, fair values are assumed to be equal to carrying values.

Derivative financial instruments
The fair values of derivatives are equal to the book value, with the exception of amounts relating to derivatives that have been designated and have qualified for hedge accounting. The fair values of exchange-traded derivatives are based on quoted market prices. The fair values of over-the-counter derivatives are based on prevailing market rates for instruments with similar characteristics and maturities, net present value analysis, or are determined by using pricing models that incorporate current market and contractual prices of the underlying instruments, time value of money, yield curve and volatility factors. Counterparty credit risk and liquidity valuation adjustments are recorded, as appropriate.

Other assets/liabilities
The fair values of Other assets and Other liabilities approximate their carrying values.

Deposits
The fair values of fixed-rate deposits with a fixed maturity are determined by discounting the expected future cash flows, using market interest rates currently offered for deposits of similar terms and remaining maturities (adjusted for early redemptions where appropriate). The fair values of deposits with no stated maturity or deposits with floating rates are assumed to be equal to their carrying values.

Subordinated debentures
The fair values of subordinated debentures are based on quoted market prices for similar issues or current rates offered to us for debt of the same remaining maturity.

Trust capital securities and preferred share liabilities
The fair values of Trust capital securities and preferred share liabilities are based on quoted market prices.

	Term to maturity (1)						2006	2005	2004
	Within 3 months	3 months to 1 year	1 to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	Total	Total	Total
Trading account									
Canadian government debt	$ 3,041	$ 2,148	$ 4,646	$ 2,547	$ 1,518	$ –	$ 13,900	$ 11,814	$ 11,082
U.S. government debt	2,290	1,649	1,379	493	3,331	–	9,142	8,687	1,794
Other OECD government debt (2)	164	1,071	1,148	1,587	688	–	4,658	6,476	3,844
Mortgage-backed securities	2,255	7	206	269	1,104	–	3,841	2,281	1,017
Asset-backed securities	293	81	1,528	3,375	2,438	–	7,715	7,375	8,689
Corporate debt and other debt									
Bankers' acceptances	705	61	–	–	–	–	766	998	1,078
Certificates of deposit	1,062	2,799	1,355	29	–	–	5,245	8,705	4,973
Other	9,121	5,702	21,247	3,752	3,783	534	44,139	33,714	24,895
Equities	–	–	–	–	–	57,831	57,831	45,710	31,950
	18,931	13,518	31,509	12,052	12,862	58,365	147,237	125,760	89,322
Investment account									
Canadian government debt									
Federal									
Amortized cost	828	86	2,514	208	13	–	3,649	6,214	6,898
Estimated fair value	828	86	2,539	211	13	–	3,677	6,205	6,939
Yield (3)	4.2%	4.4%	4.2%	4.6%	3.6%	–	4.2%	3.6%	3.4%
Provincial and municipal									
Amortized cost	1	55	245	363	1,023	–	1,687	2,035	2,010
Estimated fair value	1	55	247	373	1,259	–	1,935	2,229	2,118
Yield (3)	6.1%	4.5%	4.5%	4.7%	5.9%	–	5.4%	4.9%	5.2%
U.S. government debt									
Federal									
Amortized cost	24	6	449	45	12	–	536	633	475
Estimated fair value	24	6	421	45	12	–	508	628	466
Yield (3)	3.3%	4.0%	4.6%	4.7%	5.3%	–	4.5%	2.2%	4.1%
State, municipal and agencies									
Amortized cost	42	368	982	286	–	–	1,678	2,199	3,419
Estimated fair value	42	364	953	289	–	–	1,648	2,139	3,388
Yield (3)	2.5%	2.4%	3.6%	5.5%	–	–	3.6%	2.5%	2.4%
Other OECD government debt (2)									
Amortized cost	376	2	241	91	48	–	758	1,595	1,725
Estimated fair value	376	2	241	93	49	–	761	1,599	1,739
Yield (3)	1.3%	4.1%	4.3%	4.6%	–	–	2.6%	1.9%	1.2%
Mortgage-backed securities									
Amortized cost	15	490	5,544	1,242	4,514	–	11,805	8,254	6,038
Estimated fair value	15	488	5,474	1,231	4,484	–	11,692	8,183	6,082
Yield (3)	5.7%	4.0%	3.9%	5.4%	5.2%	–	4.5%	4.4%	4.4%
Asset-backed securities									
Amortized cost	62	64	2,321	158	559	–	3,164	1,442	1,392
Estimated fair value	62	65	2,327	158	559	–	3,171	1,445	1,395
Yield (3)	4.4%	5.4%	4.8%	5.2%	5.5%	–	5.0%	4.2%	3.0%
Corporate debt and other debt									
Amortized cost	2,241	1,419	3,726	1,266	2,148	362	11,162	10,676	15,948
Estimated fair value	2,248	1,428	3,766	1,277	2,279	362	11,360	10,839	16,121
Yield (3)	5.1%	5.2%	4.6%	4.6%	5.5%	–	4.8%	3.7%	2.8%
Equities									
Cost	–	–	–	–	–	2,537	2,537	1,012	1,018
Estimated fair value	–	–	–	–	–	2,592	2,592	974	1,022
Amortized cost	3,589	2,490	16,022	3,659	8,317	2,899	36,976	34,060	38,923
Estimated fair value	3,596	2,494	15,968	3,677	8,655	2,954	37,344	34,241	39,270
Loan substitute									
Cost	–	–	–	–	400	256	656	675	701
Estimated fair value	–	–	–	–	400	258	658	683	715
Total carrying value of securities	$ 22,520	$ 16,008	$ 47,531	$ 15,711	$ 21,579	$ 61,520	$184,869	$160,495	$128,946
Total estimated fair value of securities	$ 22,527	$ 16,012	$ 47,477	$ 15,729	$ 21,917	$ 61,577	$185,239	$160,684	$129,307

(1) Actual maturities may differ from contractual maturities shown above, since borrowers may have the right to prepay obligations with or without prepayment penalties.
(2) OECD stands for Organisation for Economic Co-operation and Development.
(3) The weighted average yield is based on the carrying value at the end of the year for the respective securities.

Unrealized gains and losses on Investment account securities

	2006				2005			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Canadian government debt								
Federal	$ 3,649	$ 29	$ (1)	$ 3,677	$ 6,214	$ 16	$ (25)	$ 6,205
Provincial and municipal	1,687	248	–	1,935	2,035	195	(1)	2,229
U.S. government debt								
Federal	536	–	(28)	508	633	4	(9)	628
State, municipal and agencies	1,678	5	(35)	1,648	2,199	–	(60)	2,139
Other OECD government debt	758	4	(1)	761	1,595	5	(1)	1,599
Mortgage-backed securities	11,805	17	(130)	11,692	8,254	15	(86)	8,183
Asset-backed securities	3,164	11	(4)	3,171	1,442	6	(3)	1,445
Corporate debt and other debt	11,162	238	(40)	11,360	10,676	204	(41)	10,839
Equities	2,537	110	(55)	2,592	1,012	17	(55)	974
	$ 36,976	$ 662	$ (294)	$ 37,344	$ 34,060	$ 462	$ (281)	$ 34,241

Realized gains and losses on sale of Investment account securities

	2006	2005	2004
Realized gains	$ 177	$ 141	$ 136
Realized losses and writedowns	(89)	(56)	(116)
Gain on sale of Investment account securities	$ 88	$ 85	$ 20

Fair value and unrealized losses position for Investment account securities as at October 31, 2006

	Less than 12 months		12 months or more		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Canadian government debt						
Federal	$ –	$ 1	$ 18	$ –	$ 18	$ 1
Provincial and municipal	10	–	24	–	34	–
U.S. government debt						
Federal	61	1	85	27	146	28
State, municipal and agencies	56	1	1,157	34	1,213	35
Other OECD government debt	387	1	–	–	387	1
Mortgage-backed securities	4,512	63	4,492	67	9,004	130
Asset-backed securities	120	1	2,002	3	2,122	4
Corporate debt and other debt	602	6	1,093	34	1,695	40
Equities	125	1	373	54	498	55
Total temporarily impaired securities	$ 5,873	$ 75	$ 9,244	$ 219	$ 15,117	$ 294

The unrealized losses for Canadian government debt, U.S. government debt, mortgage-backed securities and asset-backed securities were caused by increases in interest rates. The contractual terms of these investments either do not permit the issuer to settle the securities at a price less than the amortized costs of the investment or permit prepayment of contractual amounts owing only with prepayment penalties assessed to recover interest foregone. As a result, it is not expected that these investments would be settled at a price less than the amortized cost. Unrealized losses for corporate debt and other debt were caused by either increases in interest rates or, in some cases, credit rating downgrades; however, given that we have the ability and intent to hold these investments until there is a recovery of fair value, which may be at maturity, we believe it is probable that we will be able to collect all amounts due according to the contractual terms of the investments. Accordingly, we do not consider these investments to be other-than-temporarily impaired as at October 31, 2006.

Unrealized losses on equity securities are primarily due to the timing of the market prices, foreign exchange movements, or the early years in the business cycle of the investees for certain investments. We do not consider these investments to be other-than-temporarily impaired as at October 31, 2006, as we have the ability and intent to hold them for a reasonable period of time until the recovery of fair value.

	2006	2005
Canada		
Residential mortgage	$ 94,272	$ 88,808
Personal	37,946	33,986
Credit card	6,966	6,024
Business and government	37,053	34,443
	176,237	163,261
United States		
Residential mortgage	1,518	1,375
Personal	6,011	6,248
Credit card	123	118
Business and government	14,935	13,517
	22,587	21,258
Other International		
Residential mortgage	885	860
Personal	945	811
Credit card	66	58
Business and government	9,219	5,666
	11,115	7,395
Total loans (2)	209,939	191,914
Allowance for loan losses	(1,409)	(1,498)
Total loans net of allowance for loan losses	$ 208,530	$ 190,416

(1) Includes all loans booked by location, regardless of currency or residence of borrower.
(2) Loans are net of unearned income of $62 million (2005 – $67 million).

Loan maturities and rate sensitivity

	Maturity term (1)				Rate sensitivity			
As at October 31, 2006	Under 1 year	1 to 5 years	Over 5 years	Total	Floating	Fixed rate	Non-rate-sensitive	Total
Residential mortgage	$ 20,678	$ 68,401	$ 7,596	$ 96,675	$ 21,257	$ 75,391	$ 27	$ 96,675
Personal	34,386	7,925	2,591	44,902	34,338	10,555	9	44,902
Credit card	7,155	–	–	7,155	189	5,542	1,424	7,155
Business and government	39,520	16,428	5,259	61,207	40,097	21,018	92	61,207
Total loans	$ 101,739	$ 92,754	$ 15,446	$ 209,939	$ 95,881	$ 112,506	$ 1,552	$ 209,939
Allowance for loan losses				(1,409)				(1,409)
Total loans net of allowance for loan losses				$ 208,530				$ 208,530

(1) Based on the earlier of contractual repricing or maturity date.

Impaired loans (1), (2)

	2006			2005
	Gross	Specific allowance	Net	Net
Residential mortgage	$ 154	$ (13)	$ 141	$ 126
Personal	190	(90)	100	66
Business and government	490	(160)	330	300
	$ 834	$ (263)	$ 571	$ 492

(1) There are $305 million (2005 – $304 million) of loans that are contractually 90 days past due but are not considered impaired.
(2) Average balance of gross impaired loans was $805 million (2005 – $903 million).

Allowance for loan losses

	2006						2005
	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Adjustments (1)	Balance at end of year	Balance at end of year
Residential mortgage	$ 10	$ (5)	$ –	$ 7	$ 1	$ 13	$ 10
Personal	103	(374)	64	306	(9)	90	103
Credit card	–	(204)	41	163	–	–	–
Business and government	169	(130)	100	6	15	160	169
Specific allowances	$ 282	$ (713)	$ 205	$ 482	$ 7	$ 263	$ 282
General allowance (2)	1,286	–	–	(53)	(10)	1,223	1,286
Total allowance for credit losses	$ 1,568	$ (713)	$ 205	$ 429	$ (3)	$ 1,486	$ 1,568
Allowance for off-balance sheet and other items (3)	(70)	–	–	–	(7)	(77)	(70)
Total allowance for loan losses	$ 1,498	$ (713)	$ 205	$ 429	$ (10)	$ 1,409	$ 1,498

(1) Primarily represent the translation impact of foreign currency-denominated Allowance for loan losses.
(2) Includes $77 million (2005 – $70 million) related to off-balance sheet and other items.
(3) The allowance for off-balance sheet and other items is reported separately under Other liabilities.

Net interest income after provision for credit losses

	2006	2005	2004
Net interest income	$ 6,762	$ 6,770	$ 6,398
Provision for credit losses	429	455	346
Net interest income after provision for credit losses	$ 6,333	$ 6,315	$ 6,052

Note 5 Securitizations

The following table summarizes our securitization activities for 2006, 2005 and 2004 (1):

	2006			2005			2004 (2)	
	Credit card loans	Residential mortgage loans (3)	Commercial mortgage loans	Credit card loans	Residential mortgage loans (3)	Commercial mortgage loans	Residential mortgage loans (3)	Commercial mortgage loans
Securitized and sold	$ 1,200	$ 6,329	$ 718	$ 1,200	$ 3,752	$ 655	$ 3,074	$ 486
Net cash proceeds received	400	6,210	729	600	3,739	667	3,035	497
Asset-backed securities purchased	794	–	–	596	–	–	–	–
Retained rights to future excess interest	9	121	–	8	100	–	75	–
Pre-tax gain on sale	3	2	11	4	87	12	36	11
Securities created and retained as Investment account securities	–	7,262	–	–	2,706	–	1,903	–

(1) We did not recognize a servicing asset or servicing liability for our servicing rights with respect to the securitized loans as we received adequate compensation for our services.
(2) There was no credit card loans securitization in 2004.
(3) All residential mortgage loans securitized are government guaranteed.

In addition to the above securitization transactions, we sold $815 million of residential mortgage loans in 2006, resulting in a pre-tax loss of $3 million.

Cash flows from securitizations (1)

	2006			2005			2004	
	Credit card loans	Residential mortgage loans		Credit card loans	Residential mortgage loans		Credit card loans	Residential mortgage loans (2)
		Variable rate	Fixed rate		Variable rate	Fixed rate		Fixed rate
Proceeds reinvested in revolving securitizations	$ 17,107	$ 466	$ 2,251	$ 12,076	$ 419	$ 1,520	$ 10,028	$ 1,202
Cash flows from retained interests in securitizations	187	10	111	118	2	81	84	46

(1) This analysis is not applicable for commercial mortgage loans securitizations as we have no retained interest in these transactions.
(2) There was no variable rate residential mortgage loans securitization in 2004.

The key assumptions used to value the retained interests at the date of the securitization activities are as follows:

Key assumptions (1), (2)

	2006			2005			2004 (3)
	Credit card loans	Residential mortgage loans		Credit card loans	Residential mortgage loans		Residential mortgage loans (4)
		Variable rate	Fixed rate		Variable rate	Fixed rate	Fixed rate
Expected weighted average life of prepayable receivables (in years)	.16	2.61	3.60	.15	3.48	3.59	3.88
Payment rate	40.02%	30.00%	15.39%	40.06%	13.52%	13.36%	12.00%
Excess spread, net of credit losses	5.13	1.18	.99	6.88	.20	1.06	.74
Expected credit losses	2.15	–	–	1.75	–	–	–
Discount rate	10.00	4.32	4.36	10.00	3.64	3.59	3.83

(1) All rates are annualized except the payment rate for credit card loans which is monthly.
(2) This analysis is not applicable for commercial mortgage loans securitizations as we have no retained interest in these transactions.
(3) There was no credit card loans securitization in 2004.
(4) There was no variable rate residential mortgage loans securitization in 2004.

Static pool credit losses include actual incurred and projected credit losses divided by the original balance of the loans securitized. The expected static pool credit loss ratio for securitized credit card loans at October 31, 2006 was .46%. Static credit pool losses are not applicable to residential mortgages as the mortgages are government guaranteed.

The following table summarizes the loan principal, past due and net write-offs for total loans reported on our Consolidated Balance Sheets and securitized loans that we manage as at October 31, 2006 and 2005:

Loans managed

	2006			2005		
	Loan principal	Past due (1)	Net write-offs	Loan principal	Past due (1)	Net write-offs
Residential mortgage	$ 116,397	$ 308	$ 5	$ 103,258	$ 302	$ 5
Personal	44,902	235	310	41,045	216	279
Credit card	10,805	65	248	9,300	61	240
Business and government	61,207	531	30	53,626	499	118
Total loans managed (2)	233,311	1,139	593	207,229	1,078	642
Less: Loans securitized and managed						
Credit card loans	3,650	–	85	3,100	–	46
Mortgage-backed securities created and sold	14,131	–	–	9,561	–	–
Mortgage-backed securities created and retained	5,591	–	–	2,654	–	–
Total loans reported on the Consolidated Balance Sheets	$ 209,939	$ 1,139	$ 508	$ 191,914	$ 1,078	$ 596

(1) Includes impaired loans as well as loans that are contractually 90 days past due but are not considered impaired.
(2) Excludes any assets we have temporarily acquired with the intent at acquisition to sell to SPEs.

At October 31, 2006, key economic assumptions and the sensitivity of the current fair value of our retained interests to immediate 10% and 20% adverse changes in key assumptions are shown in the table below.

These sensitivities are hypothetical and should be used with caution. Changes in fair value based on a variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear.

Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption; generally, changes in one factor may result in changes in another, which may magnify or counteract the sensitivities.

Sensitivity of key assumptions to adverse changes (1), (2)

	2006		
	Credit card loans	Residential mortgage loans	
		Variable rate	Fixed rate
Fair value of retained interests	$ 17.9	$ 14.2	$ 211.0
Weighted average remaining service life (in years)	.25	.48–3.02	3.06–3.85
Payment rate	36.55%	30.00–40.00%	10.00–18.00%
Impact on fair value of 10% adverse change	$ (1.0)	$ (.4)	$ (5.1)
Impact on fair value of 20% adverse change	(2.0)	(.8)	(10.2)
Excess spread, net of credit losses	5.71%	.80–.93%	.83–1.88%
Impact on fair value of 10% adverse change	$ (1.8)	$ (1.0)	$ (21.2)
Impact on fair value of 20% adverse change	(3.5)	(3.1)	(42.5)
Expected credit losses	1.87%	–%	–%
Impact on fair value of 10% adverse change	$ (.6)	$ –	$ –
Impact on fair value of 20% adverse change	(1.2)	–	–
Discount rate	10.00%	4.24–6.00%	4.24–4.33%
Impact on fair value of 10% adverse change	$ –	$ –	$ (2.3)
Impact on fair value of 20% adverse change	–	(.1)	(4.6)

(1) All rates are annualized except for the credit card loans payment rate which is monthly.
(2) This analysis is not applicable for commercial mortgage loans securitizations as we have no retained interest in these transactions.

The following table provides information about VIEs as at October 31, 2006 and 2005, in which we have a significant variable interest and those that we consolidate under Accounting Guideline 15, *Consolidation of Variable Interest Entities* (AcG-15) because we are the Primary Beneficiary.

	Total assets as at October 31, 2006	Maximum exposure to loss at October 31, 2006	Total assets as at October 31, 2005	Maximum exposure to loss at October 31, 2005
Unconsolidated VIEs in which we have a significant variable interest (1)				
Multi-seller conduits (2)	$ 34,258	$ 35,031	$ 29,253	$ 29,442
Third-party conduits	2,697	1,018	2,162	672
Structured finance VIEs	2,592	1,465	1,907	1,410
Investment funds	3,390	303	6,634	899
Other	128	84	915	57
Collateralized Debt Obligations	–	–	1,104	16
	$ 43,065	$ 37,901	$ 41,975	$ 32,496
Consolidated VIEs (3), (4)				
Investment funds	$ 1,851		$ 1,140	
Credit investment product VIEs	689		660	
Structured finance VIEs	409		471	
Compensation vehicles	355		311	
Other	151		140	
	$ 3,455		$ 2,722	

(1) The maximum exposure to loss resulting from our significant variable interest in these VIEs consists mostly of investments, loans, liquidity facilities and fair value of derivatives. We have recognized $2,130 million (2005 – $2,628 million) of this exposure on our Consolidated Balance Sheets.

(2) Total assets represent maximum assets that may have to be purchased by the conduits under purchase commitments outstanding as at October 31, 2006. Actual assets held by these conduits as at October 31, 2006, were $24,811 million (2005 – $20,191 million).

(3) The assets that support the obligations of the consolidated VIEs are reported on our Consolidated Balance Sheets primarily as follows: Interest-bearing deposits with banks of $120 million (2005 – $152 million), Trading account securities of $2,483 million (2005 – $1,733 million), Investment account securities of $409 million (2005 – $406 million) and Other assets of $287 million (2005 – $246 million). The compensation vehicles hold $156 million (2005 – $185 million) of our common shares, which are reported as Treasury shares. The obligation to provide common shares to employees is recorded as an increase to Contributed surplus as the expense for the corresponding stock-based compensation plan is recognized.

(4) Investors have recourse only to the assets of the related VIEs and do not have recourse to our general assets, unless we breach *our contractual obligations relating to those VIEs, provide liquid*ity facilities or credit enhancement facilities to, or enter into derivative transactions with, the VIEs.

Multi-seller and third-party conduits

We administer six multi-seller asset-backed commercial paper conduit programs (multi-seller conduits). These conduits primarily purchase financial assets from clients and finance those purchases by issuing asset-backed commercial paper. Our clients primarily utilize multi-seller conduits to diversify their financing sources and to reduce funding costs.

During 2006, the multi-seller conduits also financed assets in the form of either securities or instruments that closely resemble securities such as credit-linked notes. In these situations, the multi-seller conduit is often one of many investors in the securities or security-like instruments.

An unrelated third party (expected loss investor) absorbs credit losses, up to a maximum contractual amount, that may occur in the future on the assets in the multi-seller conduits (multi-seller conduit first-loss position) before the multi-seller conduits' debt holders and us. In return for assuming this multi-seller conduit first-loss position, each multi-seller conduit pays the expected loss investor a return commensurate with its risk position. The expected loss investor absorbs a majority of each multi-seller conduit's expected losses, when compared to us; therefore, we are not the Primary Beneficiary and are not required to consolidate these conduits under AcG-15. However, we continue to hold a significant variable interest in these multi-seller conduits resulting from our provision of backstop liquidity facilities, partial credit enhancement and our entitlement to residual fees.

We hold significant variable interests in third-party asset-backed security conduits primarily through providing liquidity support and credit enhancement facilities. However, we are not the Primary Beneficiary and are not required to consolidate these conduits under AcG-15.

The liquidity and credit enhancement facilities are included and described in our disclosure on guarantees in Note 27.

Investment funds

We enter into derivatives with third parties including mutual funds, unit investment trusts and other investment funds to provide their investors with the desired exposure and hedge our exposure from these derivatives by investing in other funds. We are the Primary Beneficiary when our participation in the derivative or our investment in other funds exposes us to a majority of the respective expected losses.

Structured finance VIEs

We finance VIEs that are part of transactions structured to achieve a desired outcome such as limiting exposure to specific assets or risks, obtaining indirect exposure to financial assets, supporting an enhanced yield, funding specific assets and meeting client requirements. We consolidate structured finance VIEs in which our interests expose us to a majority of the expected losses.

Collateralized Debt Obligations

Through our Collateral Debt Obligation (CDO) management business, we *acted as collateral manager for several* CDO entities which invested in leveraged bank-initiated term loans, high yield bonds and mezzanine corporate loans. As part of our role, we were required to invest in a portion of the CDOs' first-loss tranche. Our total exposure to loss was through fees we earned as a collateral manager and our share of the first-loss tranche. This exposure comprised less than a majority of the total expected losses of the CDOs and therefore, we were not the Primary Beneficiary. We sold our CDO management business in 2005 to a third party, excluding the first-loss tranche investments which were sold during 2006.

Creation of credit investment products

We use VIEs to generally transform credit derivatives into cash instruments, to distribute credit risk and to create customized credit products to meet investors' specific requirements. We enter into derivative contracts with these entities in order to convert various risk factors such as yield, currency or credit risk of underlying assets to meet the needs of the investors. We transfer assets to these VIEs as collateral for notes *issued which do not meet sale recognition criteria under* AcG-12. *In* certain instances, we invest in the notes issued by these VIEs, which requires us to consolidate them when we are the Primary Beneficiary.

Compensation vehicles
We use compensation trusts, which primarily hold our own common shares, to economically hedge our obligation to certain employees under our stock-based compensation programs. We consolidate the trusts in which we are the Primary Beneficiary.

Capital trusts
RBC Capital Trust II (Trust II) was created in 2003 to issue $900 million innovative capital instruments. We issued a senior deposit note of the same amount to this trust. Although we own the common equity and voting control of the trust, we are not the Primary Beneficiary since we are not exposed to the majority of the expected losses, and we do not have a significant interest in the trust. For details on our innovative capital instruments, refer to Note 17.

Securitization of our financial assets
We employ SPEs in the process of securitizing our assets, none of which are consolidated under AcG-15. One entity is a qualifying SPE under AcG-12, which is specifically exempt from consolidation under AcG-15, and our level of participation in each of the remaining third-party SPEs relative to others does not expose us to a majority of the expected losses. We also do not have significant interests in these SPEs. For details on our securitization activities, refer to Note 5.

Note 7 Derivative financial instruments

Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, foreign exchange rate, equity or commodity instrument or index.

Types of derivatives
Forwards and futures
Forward contracts are effectively tailor-made agreements that are transacted between counterparties in the over-the-counter market, whereas futures are standardized contracts with respect to amounts and settlement dates, and are traded on regular exchanges. Examples of forwards and futures are described below:

Interest rate forwards (forward rate agreements) and futures are contractual obligations to buy or sell an interest-rate sensitive financial instrument on a future date at a specified price.

Foreign exchange forwards and futures are contractual obligations to exchange one currency for another at a specified price for settlement at a predetermined future date.

Equity forwards and futures are contractual obligations to buy or sell a fixed value (the contracted price) of an equity index, a basket of stocks or a single stock at a specified future date.

Swaps
Swaps are over-the-counter contracts in which two counterparties exchange a series of cash flows based on agreed upon rates to a notional amount. The various swap agreements that we enter into are as follows:

Interest rate swaps are agreements where two counterparties exchange a series of payments based on different interest rates applied to a notional amount in a single currency.

Cross currency swaps involve the exchange of fixed payments in one currency for the receipt of fixed payments in another currency. Cross currency interest rate swaps involve the exchange of both interest and principal amounts in two different currencies.

Equity swaps are contracts in which one counterparty agrees to pay or receive from the other cash flows based on changes in the value of an equity index, a basket of stocks or a single stock.

Options
Options are contractual agreements under which the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or sell (put option), a security, exchange rate, interest rate, or other financial instrument or commodity at a predetermined price, at or by a specified future date. The seller (writer) of an option can also settle the contract by paying the cash settlement value of the purchaser's right. The seller (writer) receives a premium from the purchaser for this right. The various option agreements that we enter into include interest rate options, foreign currency options and equity options.

Credit derivatives
Credit derivatives are over-the-counter contracts that transfer credit risk related to an underlying financial instrument (referenced asset) from one counterparty to another. Examples of credit derivatives include credit default swaps, credit default baskets and total return swaps.

Credit default swaps provide protection against the decline in value of the referenced asset as a result of specified credit events such as default or bankruptcy. It is similar in structure to an option whereby the purchaser pays a premium to the seller of the credit default swap in return for payment related to the deterioration in the value of the referenced asset. Credit default baskets are similar to credit default swaps except that the underlying referenced financial instrument is a group of assets instead of a single asset.

Total return swaps are contracts where one counterparty agrees to pay or receive from the other cash flows based on changes in the value of the referenced asset.

Other derivative products
We also transact in other derivative products including precious metal and commodity derivative contracts in both the over-the-counter and exchange markets. Certain warrants and loan commitments that meet the definition of derivative are also included as derivative instruments.

Derivatives held or issued for trading purposes
Most of our derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to clients to enable them to transfer, modify or reduce current or expected risks. Trading involves market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenue based on spread and volume. Positioning involves managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and products. We do

not deal, to any significant extent, in leveraged derivative transactions. These transactions contain a multiplier which, for any given change in market prices, could cause the change in the transactions' fair values to be significantly different from the change in fair values that would occur for similar derivatives without the multiplier.

Derivatives held or issued for other-than-trading purposes
We also use derivatives in connection with our own asset/liability management activities, which include hedging and investment activities.

Interest rate swaps are used to adjust exposure to interest rate risk by modifying the repricing or maturity characteristics of existing and/or anticipated assets and liabilities. Purchased interest rate options are used to hedge redeemable deposits and other options embedded in consumer products. We manage our exposure to foreign currency risk with cross currency swaps and foreign exchange forward contracts. We use credit derivatives to manage our credit exposures and for risk diversification in our lending portfolio.

Certain derivatives are specifically designated and qualify for hedge accounting. We apply hedge accounting to minimize significant unplanned fluctuations in earnings caused by changes in interest rates or foreign exchange rates. Interest rate and currency fluctuations will either cause assets and liabilities to appreciate or depreciate in market value or cause variability in forecasted cash flows. When a derivative functions effectively as a hedge, gains, losses, revenue and expenses on the derivative will offset the gains, losses, revenue and expenses on the hedged item.

We may also choose to enter into derivative transactions to economically hedge certain business strategies that do not otherwise qualify for hedge accounting, or where hedge accounting is not considered economically feasible to implement. In such circumstances, changes in fair value are reflected in Non-interest income.

We did not apply hedge accounting to any anticipated transactions for the year ended October 31, 2006.

Derivatives – Notional amounts
Notional amounts, which are off-balance sheet, serve as a point of reference for calculating payments and are a common measure of business volume. The following table provides the notional amounts of our derivative transactions by term to maturity. Excluded from the table below are notional amounts of $121 million (2005 – $198 million), relating to certain warrants and loan commitments reported as derivatives.

Notional amount of derivatives by term to maturity

	Term to maturity				2006		2005	
	Within 1 year	1 to 5 years	Over 5 years (1)	Total	Trading	Other than trading	Trading	Other than trading
Over-the-counter contracts								
Interest rate contracts								
Forward rate agreements	$ 302,435	$ 12,943	$ –	$ 315,378	$ 315,378	$ –	$ 124,504	$ –
Swaps	812,548	847,446	354,444	2,014,438	1,874,206	140,232	1,014,868	138,117
Options purchased	34,122	40,397	24,739	99,258	99,172	86	58,571	53
Options written	28,878	33,906	10,782	73,566	73,566	–	53,420	–
Foreign exchange contracts								
Forward contracts	626,968	31,484	1,065	659,517	626,484	33,033	518,109	33,128
Cross currency swaps	2,678	9,586	7,361	19,625	18,553	1,072	15,565	407
Cross currency interest rate swaps	48,497	133,383	66,917	248,797	228,090	20,707	175,417	10,389
Options purchased	52,395	13,203	45	65,643	65,572	71	100,710	23
Options written	54,874	13,498	16	68,388	68,337	51	111,322	16
Credit derivatives (2)	16,096	114,419	91,261	221,776	219,054	2,722	169,412	3,843
Other contracts (3)	38,916	21,516	26,689	87,121	86,548	573	77,993	216
Exchange-traded contracts								
Interest rate contracts								
Futures – long positions	140,939	6,465	6	147,410	146,886	524	74,440	644
Futures – short positions	177,930	32,413	1,689	212,032	211,131	901	110,874	1,208
Options purchased	66,647	5,279	–	71,926	71,926	–	83,926	–
Options written	119,034	160	–	119,194	119,194	–	38,028	–
Foreign exchange contracts								
Futures – long positions	5,149	921	–	6,070	6,070	–	9,785	–
Futures – short positions	26,088	–	–	26,088	26,088	–	2,230	–
Other contracts (3)	250,199	6,955	–	257,154	257,154	–	76,894	–
	$ 2,804,393	$ 1,323,974	$ 585,014	$ 4,713,381	$ 4,513,409	$ 199,972	$2,816,068	$ 188,044

(1) Includes contracts maturing in over 10 years with a notional value of $135,951 million (2005 – $87,299 million). The related gross positive replacement cost is $3,857 million (2005 – $2,556 million).
(2) Comprises credit default swaps, total return swaps and credit default baskets, including credit derivatives given guarantee treatment for OSFI regulatory reporting purposes.
(3) Comprises precious metal, commodity and equity-linked derivative contracts other than embedded equity-linked contracts.

The following table provides the fair value of our derivative financial instruments:

Fair value of derivative instruments

	2006				2005			
	Average fair value for year ended (1)		Year-end fair value		Average fair value for year ended (1)		Year-end fair value	
	Positive	Negative	Positive	Negative	Positive	Negative	Positive	Negative
Held or issued for trading purposes								
Interest rate contracts								
Forward rate agreements	$ 52	$ 50	$ 44	$ 60	$ 26	$ 11	$ 21	$ 19
Swaps	12,150	12,003	12,258	11,969	15,898	15,655	13,298	12,954
Options purchased	795	–	602	–	713	–	989	–
Options written	–	888	–	698	–	749	–	1,079
	12,997	12,941	12,904	12,727	16,637	16,415	14,308	14,052
Foreign exchange contracts								
Forward contracts	6,740	6,969	5,493	5,758	8,064	8,467	6,696	7,059
Cross currency swaps	2,041	1,522	2,151	1,522	1,503	1,316	1,788	1,388
Cross currency interest rate swaps	7,010	8,275	6,703	8,319	6,191	6,630	6,163	7,397
Options purchased	1,571	–	1,055	–	2,088	–	2,149	–
Options written	–	1,582	–	994	–	1,841	–	2,049
	17,362	18,348	15,402	16,593	17,846	18,254	16,796	17,893
Credit derivatives (2)	1,139	975	1,795	1,580	992	873	914	908
Other contracts (3)	5,623	8,803	5,798	9,221	2,888	6,732	5,605	8,398
	$ 37,121	$ 41,067	$ 35,899	$ 40,121	$ 38,363	$ 42,274	$ 37,623	$ 41,251
Held or issued for other-than-trading purposes								
Interest rate contracts								
Swaps			$ 1,100	$ 940			$ 982	$ 937
Options purchased			–	–			1	–
			1,100	940			983	937
Foreign exchange contracts								
Forward contracts			102	236			173	221
Cross currency swaps			5	5			–	56
Cross currency interest rate swaps			607	631			423	365
Options purchased			1	–			–	–
Options written			–	1			–	–
			715	873			596	642
Credit derivatives (2)			20	30			20	20
Other contracts (3)			85	281			45	111
			1,920	2,124			1,644	1,710
Total gross fair values before netting			37,819	42,245			39,267	42,961
Impact of master netting agreements								
With intent to settle net or simultaneously (4)			(137)	(137)			(144)	(144)
Without intent to settle net or simultaneously (5)			(18,952)	(18,952)			(20,822)	(20,822)
Total			$ 18,730	$ 23,156			$ 18,301	$ 21,995

(1) Average fair value amounts are calculated based on monthly balances.
(2) Comprises credit default swaps, total return swaps and credit default baskets, including credit derivatives given guaranteed treatment for OSFI regulatory reporting purposes.
(3) Comprises precious metal, commodity and equity-linked derivative contracts. Certain warrants and loan commitments that meet the definition of derivatives are also included.
(4) Impact of offsetting credit exposures on contracts where we have both a legally enforceable master netting agreement in place and we intend to settle the contracts on either a net basis or simultaneously.
(5) Additional impact of offsetting credit exposures on contracts where we have a legally enforceable master netting agreement in place but do not intend to settle the contracts on a net basis or simultaneously.

Derivative-related credit risk

Credit risk from derivative transactions is generated by the potential for the counterparty to default on its contractual obligations when one or more transactions have a positive market value to us. Therefore, derivative-related credit risk is represented by the positive fair value of the instrument and is normally a small fraction of the contract's notional amount.

We subject our derivative-related credit risk to the same credit approval, limit and monitoring standards that we use for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification and maturity structure of the portfolio. Credit utilization for all products is compared with established limits on a continual basis and is subject to a standard exception reporting process. We utilize a single internal rating system for all credit risk exposure. In most cases, these internal ratings approximate the external risk ratings of public rating agencies.

Netting is a technique that can reduce credit exposure from derivatives and is generally facilitated through the use of master netting agreements. A master netting agreement provides for a single net settlement of all financial instruments covered by the agreement in the event of default on, or termination of, any one contract. However, credit risk is eliminated only to the extent that our financial obligations to the same counterparty can be settled after we have realized contracts with a favourable position. The two main categories of netting are close-out netting and settlement netting. Under the close-out netting provision, if the counterparty defaults, we have the right to terminate all transactions covered by the master netting agreement at the then-prevailing market values and to sum the resulting market values, offsetting negative against positive values, to arrive at a single net amount owed by either the counterparty or us. Under the settlement netting provision, all payments and receipts in the same currency and due on the same day between specified branches are netted, generating a single payment in each currency, due either by us or the counterparty. We maximize the use of master netting agreements to reduce derivative-related credit exposure. Our overall exposure to credit risk reduced through master netting agreements may change substantially following the reporting date as the exposure is affected by each transaction subject to the agreements as well as changes in underlying market rates. However, measurement of our credit exposure arising out of derivative transactions is not reduced to reflect the effects of netting unless the enforceability of that netting is supported by appropriate legal analysis, as documented in our policy.

To further manage derivative-related counterparty credit exposure, we include mark-to-market provisions, typically in the form of a Credit Support Annex, in our agreements with some counterparties. Under such provisions, we have the right to request that the counterparty pay down or collateralize the current market value of its derivatives position with us when the position passes a specified threshold. The use of collateral is another significant credit mitigation technique for managing derivative-related counterparty credit risk with other banks and broker-dealers.

The tables below show replacement cost, credit equivalent and risk-adjusted amounts of our derivatives both before and after the impact of netting. During 2006, 2005 and 2004, neither our actual credit losses arising from derivative transactions nor the level of impaired derivative contracts were significant.

Replacement cost represents the total fair value of all outstanding contracts in a gain position, before factoring in the master netting agreements. The amounts in the table below exclude fair value of $734 million (2005 – $504 million) relating to exchange-traded instruments as they are subject to daily margining and are deemed to have no credit risk. Fair value of $nil (2005 – $1 million) relating to certain warrants and loan commitments that meet the definition of derivatives for financial reporting purposes is also excluded.

The credit equivalent amount is defined as the sum of the replacement cost plus an add-on amount for potential future credit exposure as defined by the OSFI.

The risk-adjusted amount is determined by applying standard OSFI defined measures of counterparty risk to the credit equivalent amount.

Derivative-related credit risk

	2006			2005		
	Replacement cost	Credit equivalent amount	Risk-adjusted balance	Replacement cost	Credit equivalent amount	Risk-adjusted balance
Interest rate contracts						
Forward rate agreements	$ 44	$ 109	$ 22	$ 21	$ 44	$ 10
Swaps	13,358	21,031	4,452	14,280	19,496	4,742
Options purchased	591	1,164	260	958	1,182	338
	13,993	22,304	4,734	15,259	20,722	5,090
Foreign exchange contracts						
Forward contracts	5,595	12,413	3,310	6,869	12,389	3,408
Swaps	9,466	22,697	4,305	8,374	18,935	3,744
Options purchased	1,056	2,244	502	2,149	3,625	971
	16,117	37,354	8,117	17,392	34,949	8,123
Credit derivatives (1)	1,795	6,975	2,009	914	4,663	1,453
Other contracts (2)	5,160	8,696	2,760	5,177	8,670	2,886
Derivatives before master netting agreements	$ 37,065	$ 75,329	$ 17,620	$ 38,742	$ 69,004	$ 17,552
Impact of master netting agreements	(19,089)	(31,831)	(7,188)	(20,966)	(31,182)	(7,856)
Total derivatives after master netting agreement	$ 17,976	$ 43,498	$ 10,432	$ 17,776	$ 37,822	$ 9,696

(1) Comprises credit default swaps, total return swaps and credit default baskets. Credit derivatives classified as "other-than-trading" with a replacement cost of $20 million (2005 – $20 million), credit equivalent amount of $283 million (2005 – $390 million) and risk-adjusted asset amount of $283 million (2005 – $390 million), which are given guarantee treatment per the OSFI guidance, are excluded from this table.

(2) Comprises precious metal, commodity and equity-linked derivative contracts.

Replacement cost of derivative financial instruments by risk rating and by counterparty type

	Risk rating (1)					Counterparty type (2)			
As at October 31, 2006	AAA, AA	A	BBB	BB or lower	Total	Banks	OECD governments	Other	Total
Gross positive replacement cost	$ 21,139	$ 9,666	$ 4,053	$ 2,227	$ 37,085	$ 21,693	$ 5,891	$ 9,501	$ 37,085
Impact of master netting agreements	(12,566)	(4,273)	(1,783)	(467)	(19,089)	(16,015)	–	(3,074)	(19,089)
Replacement cost (after netting agreements) (3)	$ 8,573	$ 5,393	$ 2,270	$ 1,760	$ 17,996	$ 5,678	$ 5,891	$ 6,427	$ 17,996
Replacement cost (after netting agreements) – 2005 (3)	$ 8,149	$ 4,943	$ 2,174	$ 2,530	$ 17,796	$ 6,631	$ 5,273	$ 5,892	$ 17,796

(1) Our internal risk ratings for major counterparty types approximate those of public rating agencies. Ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings.

(2) Counterparty type is defined in accordance with the capital adequacy requirements of the OSFI.

(3) Includes credit derivatives classified as "other than trading" with a total replacement cost of $20 million (2005 – $20 million).

Note 8 Premises and equipment

	2006			2005		
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Land	$ 134	$ –	$ 134	$ 143	$ –	$ 143
Buildings	511	321	190	591	312	279
Computer equipment	2,462	1,698	764	2,184	1,502	682
Furniture, fixtures and other equipment	1,012	736	276	996	720	276
Leasehold improvements	1,127	673	454	956	628	328
	$ 5,246	$ 3,428	$ 1,818	$ 4,870	$ 3,162	$ 1,708

The depreciation expense for premises and equipment for 2006 was $405 million (2005 – $414 million; 2004 – $387 million).

Note 9 RBC Dexia Investor Services joint venture

On January 2, 2006, we combined our Institutional & Investor Services business (IIS), previously operated mainly through our wholly-owned subsidiaries Royal Trust Corporation of Canada, The Royal Trust Company, and RBC Global Services Australia Pty Limited, with the Dexia Funds Services business of Dexia Banque Internationale à Luxembourg (Dexia) in return for a 50% joint venture interest in a newly formed company known as RBC Dexia Investor Services (RBC Dexia IS). Under the agreement with Dexia, we contributed net assets with a carrying value of approximately $895 million, of which $84 million was related to IIS goodwill. We did not recognize a gain or loss on this transaction.

RBC Dexia IS, which provides an integrated suite of institutional investor products and services, including global custody, fund and pension administration, securities lending, shareholder services, analytics and other related services to institutional investors worldwide, is a holding company headquartered in London, United Kingdom. Operations of RBC Dexia IS are conducted mainly through RBC Dexia Investor Services Trust in Canada and RBC Dexia Investor Services Bank in Luxembourg and their respective subsidiaries and branches around the world.

We report the results of RBC Dexia IS on a one-month lag basis. For our year ended October 31, 2006, we have included our proportionate share of RBC Dexia IS financial results for their nine months ended September 30, 2006. Assets and liabilities representing our interest in RBC Dexia IS and our proportionate share of its financial results before adjusting for related party transactions are presented in the following tables:

	As at October 31, 2006
Consolidated Balance Sheets	
Assets (1)	$ 12,354
Liabilities	11,396

(1) Includes $69 million of goodwill and $208 million of intangible assets.

	For the nine months ended October 31, 2006 (1)
Consolidated Statements of Income	
Net interest income	$ 75
Non-interest income	363
Non-interest expense	315
Net income	73
Consolidated Statements of Cash Flows	
Cash flows from operating activities	$ (71)
Cash flows from investing activities	(97)
Cash flows from financing activities	165

(1) Represents our proportionate share of RBC Dexia IS financial results for their nine months ended September 30, 2006.

Along with Dexia, we provide certain operational services to RBC Dexia IS, which include administrative and technology support, human resources and others. In addition, both Dexia and we provide, on an equal basis, credit and banking facilities to RBC Dexia IS to support its operations. RBC Dexia IS provides certain services to Dexia and us, including custody and trusteeship, fund and investment administration, transfer agency and investor services. These services and facilities are provided by the respective parties in the normal course of operations on terms similar to those offered to non-related parties. The amounts of interest income earned and expenses incurred by RBC Dexia IS related to transactions with RBC are as follows:

	For the nine months ended October 31, 2006
Net interest income	$ 99
Non-interest income	16
Non-interest expense	28

Note 10 Goodwill and other intangibles

We have completed the annual test for goodwill impairment in all reporting units and have determined that goodwill is not impaired.

The following table discloses the changes in goodwill over 2006 and 2005:

Goodwill

		RBC Canadian Personal and Business		RBC U.S. and International Personal and Business		RBC Capital Markets		Total
Balance at October 31, 2004	$	2,502	$	792	$	986	$	4,280
Other adjustments (1)		(83)		39		(33)		(77)
Balance at October 31, 2005	$	2,419	$	831	$	953	$	4,203
Goodwill acquired during the year		–		86		–		86
Other adjustments (2), (3)		72		(17)		(40)		15
Balance at October 31, 2006	$	2,491	$	900	$	913	$	4,304

(1) Other adjustments in 2005 primarily include changes to RBC Dain Rauscher's goodwill due to resolutions of pre-acquisition tax positions, reclassification of certain trust businesses' intangibles to goodwill, and the impact of foreign exchange translations on non-Canadian dollar-denominated goodwill.

(2) Other adjustments in 2006 primarily include the impact of foreign exchange translations on non-Canadian dollar-denominated goodwill, changes in goodwill related to our IIS business with RBC Dexia IS (refer to Note 9), and the transfer of $6 million housing tax credit syndication business goodwill from RBC U.S. and International Personal and Business to RBC Capital Markets. Refer to Note 30.

(3) During 2006, we adjusted the foreign exchange translation of certain non-Canadian dollar-denominated goodwill of RBC Canadian Personal and Business to better align with the nature of the net assets supporting the segment. This resulted in an increase of $182 million of goodwill for RBC Canadian Personal and Business. A corresponding increase was made to Unrealized foreign currency *translation* gain (loss) on our Consolidated Statements of Changes in Shareholders' Equity.

Other intangibles

	2006						2005					
		Gross carrying amount		Accumulated amortization (1)		Net carrying amount		Gross carrying amount		Accumulated amortization (1)		Net carrying amount
Core deposit intangibles	$	324	$	(163)	$	161	$	346	$	(149)	$	197
Customer lists and relationships (2)		625		(156)		469		275		(105)		170
Mortgage servicing rights		44		(32)		12		68		(26)		42
	$	993	$	(351)	$	642	$	689	$	(280)	$	409

(1) Total amortization expense for 2006 was $76 million (2005 – $50 million; 2004 – $69 million).

(2) Increase primarily relates to our joint venture investment in RBC Dexia IS and acquisitions made in 2006. Refer to Note 9 and Note 11, respectively.

During 2005, we revisited the goodwill and intangible assets identified in connection with the acquisition of certain trust businesses in fiscal 1999 and 2000 and determined that approximately $57 million (€28 million) initially allocated to customer lists and relationships actually represented goodwill. The reallocation resulted in an increase in the carrying amount of goodwill and a recovery of approximately $15 million of amortization expense given that we ceased amortizing goodwill and indefinite life intangibles beyond November 1, 2001, in accordance with GAAP.

The projected amortization of Other intangibles for each of the years ending October 31, 2007 to October 31, 2011 is approximately $77 million. There were no writedowns of intangible assets due to impairment for the year ended October 31, 2006 (2005 – nil; 2004 – nil).

Note 11 Significant acquisitions and dispositions

2006

Acquisitions

In November 2005, we completed the acquisition of operations of Abacus Financial Services Group Limited (Abacus) in London, Jersey, Guernsey, Edinburgh and Cheltenham. Abacus is based in Jersey, Channel Islands, and provides wealth management and fiduciary services to private and corporate clients primarily in the British Isles and Continental Europe.

In October 2006, we completed the acquisition of American Guaranty & Trust (AG&T) which is based in Wilmington, Delaware, and offers complete personal trust and custody services through a unique strategic partnership with professional advisors.

The details of these acquisitions are as follows:

		Abacus		American Guaranty & Trust
Acquisition date		November 30, 2005		October 3, 2006
Business segment		RBC U.S. and International Personal and Business		RBC U.S. and International Personal and Business
Percentage of shares acquired		100%		100%
Purchase consideration		Cash payment of £105 (1)		Cash payment of US$12.5
Fair value of tangible assets acquired	$	43	$	3
Fair value of liabilities assumed		(23)		–
Fair value of identifiable net tangible assets acquired		20		3
Customer lists and relationships (2)		116		2
Goodwill		77		9
Total purchase consideration	$	213	$	14

(1) Includes £20 million placed in an escrow account for future payments of claims as agreed to in the purchase agreement. Amounts remaining in the escrow account will be released to the vendors over a three-year period after completion of the acquisition.

(2) Customer lists and relationships are amortized on a straight-line basis over an estimated average useful life of 15 years.

Pending acquisitions
On August 9, 2006, RBC Centura Banks, Inc. announced the signing of a definitive merger agreement pursuant to which RBC Centura Banks, Inc. will acquire Atlanta, Georgia-based Flag Financial Corporation (Flag) and its subsidiary, Flag Bank. Under the agreement, shareholders of Flag will receive US$25.50 per share for a total purchase price of approximately US$456 million. The acquisition is subject to customary closing conditions, including approval by U.S. and Canadian regulators. This transaction is expected to be completed by the end of calendar year 2006.

On October 25, 2006, RBC Capital Markets announced that it has agreed to acquire the broker-dealer business and certain other assets of the Carlin Financial Group, a New York-based boutique broker-dealer. This transaction is subject to regulatory approval and other customary closing conditions and is expected to be completed in the first quarter of 2007.

2005

Disposition

On December 31, 2004, we completed the sale of our subsidiary Liberty Insurance Services Corporation to IBM Corporation for cash. The nominal gain on the sale was reported in RBC Canadian Personal and Business.

Discontinued operations
On September 2, 2005, we completed the sale of RBC Mortgage Company (RBC Mortgage) to New Century Mortgage Corporation and Home123 Corporation (Home123), pursuant to which Home123 acquired certain assets of RBC Mortgage including its branches, and hired substantially all of its employees.

RBC Mortgage has substantially disposed of its remaining assets and obligations that were not transferred to Home123. These are recorded separately on the Consolidated Balance Sheets as Assets of operations held for sale and Liabilities of operations held for sale. The operating results of RBC Mortgage are classified as discontinued operations for all periods presented in the Consolidated Statements of Income. RBC Mortgage's business realignment charges (refer to Note 23) have been reclassified to discontinued operations.

2004

Acquisitions

During 2004, we completed the acquisitions of Provident Financial Group Inc.'s Florida banking operations (Provident), William R. Hough & Co., Inc. (William R. Hough) and the Canadian operations of Provident Life and Accident Insurance Company (UnumProvident). The details of these acquisitions are as follows:

	Provident	William R. Hough	UnumProvident
Acquisition date	November 21, 2003	February 27, 2004	May 1, 2004
Business segment	RBC U.S. and International Personal and Business	RBC Capital Markets	RBC Canadian Personal and Business
Percentage of shares acquired	n.a.	100%	n.a.
Purchase consideration	Cash payment of US$81	Cash payment of US$112	n.a. (2)
Fair value of tangible assets acquired	$ 1,145	$ 54	$ 1,617
Fair value of liabilities assumed	(1,180)	(21)	(1,617)
Fair value of identifiable net tangible assets acquired	(35)	33	–
Core deposit intangibles (1)	13	–	–
Customer lists and relationships (1)	–	12	–
Goodwill	127	105	–
Total purchase consideration	$ 105	$ 150	$ –

(1) Core deposit intangibles and customer lists and relationships are amortized on a straight-line basis over an estimated average useful life of 8 and 15 years, respectively.
(2) In connection with the acquisition of the Canadian operations of UnumProvident, we assumed UnumProvident's policy liabilities and received assets with the equivalent fair value to support future payments.

Note 12 Other assets

	2006	2005
Receivable from brokers, dealers and clients	$ 3,172	$ 1,934
Accrued interest receivable	2,229	1,716
Investment in associated corporations and limited partnerships	1,614	1,423
Insurance-related assets (1)	702	679
Net future income tax asset (refer to Note 24)	1,104	1,248
Prepaid pension benefit cost (2) (refer to Note 20)	761	540
Cheques and other items in transit	489	2,117
Other	5,346	3,251
	$ 15,417	$ 12,908

(1) Insurance-related assets include policy loan balances, premiums outstanding, amounts due from other insurers in respect of reinsurance contracts and pooling arrangements, and deferred acquisition costs.
(2) Prepaid pension benefit cost represents the cumulative excess of pension fund contributions over pension benefit expense.

The following table details our deposit liabilities as at October 31, 2006 and 2005.

	2006				2005
	Demand (1)	Notice (2)	Term (3)	Total	Total
Personal	$ 13,805	$ 32,969	$ 67,266	$ 114,040	$ 111,618
Business and government (4)	58,444	15,158	115,538	189,140	160,593
Bank	6,380	128	33,835	40,343	34,649
	$ 78,629	$ 48,255	$ 216,639	$ 343,523	$ 306,860
Non-interest bearing					
Canada				$ 19,088	$ 17,729
United States				2,293	3,799
Other International				1,241	908
Interest-bearing					
Canada (4)				174,170	167,243
United States				50,123	41,399
Other International				96,608	75,782
				$ 343,523	$ 306,860

(1) Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal. These deposits are primarily chequing accounts.

(2) Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.

(3) Term deposits include deposits payable on a fixed date. These deposits include term deposits, guaranteed investment certificates and similar instruments. At October 31, 2006, the balance of term deposits also includes senior deposit notes we have issued to provide long-term funding of $33.4 billion (2005 – $24.0 billion) and other notes and similar instruments in bearer form of $30.2 billion (2005 – $24.9 billion).

(4) The senior deposit note of $900 million issued to Trust II (refer to Note 17) is included in Business and government deposits. This senior deposit note bears interest at an annual rate of 5.812% and will mature on December 31, 2053. The note is redeemable at our option, in whole or in part, on and after December 31, 2008, subject to the approval of the OSFI. It may be redeemed earlier, at our option in certain specified circumstances, subject to the approval of the OSFI. Each $1,000 of the note principal is convertible at any time into 40 of our Non-cumulative redeemable First Preferred Shares Series U at the option of Trust II. Trust II will exercise this conversion right in circumstances in which holders of RBC Trust Capital Securities Series 2013 (RBC TruCS 2013) exercise their exchange right. Refer to Note 17 for more information on RBC TruCS 2013.

The contractual maturities of the term deposits are as follows:

Term deposits (1)

	2006
Within 1 year	$ 167,252
1 to 2 years	21,907
2 to 3 years	7,716
3 to 4 years	6,170
4 to 5 years	9,145
Over 5 years	4,449
Total	$ 216,639

(1) The aggregate amount of term deposits in denominations of $100,000 or more as at October 31, 2006 was $175 billion.

The following table presents the average deposit balances and average rate of interest paid during 2006 and 2005:

Average deposit balances and rates

	Average balances		Average rate	
	2006	2005	2006	2005
Canada	$ 183,085	$ 176,665	2.74%	2.11%
United States	48,272	40,497	4.18	2.59
Other International	91,942	71,035	3.99	3.06
	$ 323,299	$ 288,197	3.31%	2.41%

Insurance claims and policy benefit liabilities

	2006	2005
Life and health	$ 6,655	$ 6,414
Property and casualty	386	316
Reinsurance	296	387
Total	$ 7,337	$ 7,117
Future policy benefit liabilities	$ 6,605	$ 6,360
Claims liabilities	732	757
Total	$ 7,337	$ 7,117

The increase in Insurance claims and policy benefit liabilities over the prior year is comprised of a net increase in life and health and property and casualty reserves attributable to business growth, and a net decrease in our reinsurance reserves reflecting claim payments related to hurricanes Katrina, Rita and Wilma.

Furthermore, as a result of a review of various actuarial assumptions and the completion of certain actuarial experience studies, we recorded a net decrease of $15 million of life and health insurance reserves. All changes collectively resulted in a $75 million net decrease in health reserve, largely offset by a net increase in life and annuity reserves of $60 million. This was predominantly driven by the impact of changes to interest rate assumptions which shifted the liability by line of business, investment portfolio changes, decreases in long-term interest rates, the introduction of the new actuarial standard of practice for interest rates and other minor assumption changes.

The changes in the insurance claims and policy benefit liabilities are included in Insurance policyholder benefits, claims and acquisition expense in the Consolidated Statements of Income in the period in which the estimates changed.

Reinsurance

In the ordinary course of business, our insurance operations reinsure risks to other insurance and reinsurance companies in order to provide greater diversification, limit loss exposure to large risks, and provide additional capacity for future growth. These ceding reinsurance arrangements do not relieve our insurance subsidiaries from their direct obligation to the insureds. We evaluate the financial condition of the reinsurers and monitor our concentrations of credit risks to minimize our exposure to losses from reinsurer insolvency.

Reinsurance recoverables related to property and casualty insurance business, which are included in Other assets, include amounts related to paid benefits and unpaid claims. Reinsurance recoverables related to life insurance business are included in Insurance claims and policy benefit liabilities to offset the related liabilities.

Reinsurance amounts included in Non-interest income for the years ended October 31 are shown in the table below:

Net premiums

	2006	2005	2004
Gross premiums	$ 3,405	$ 3,329	$ 2,956
Ceded premiums	(810)	(765)	(574)
	$ 2,595	$ 2,564	$ 2,382

Note 15 Other liabilities

	2006	2005
Short-term borrowings of subsidiaries	$ 3,929	$ 3,309
Payable to brokers, dealers and clients	3,382	3,161
Accrued interest payable	2,556	1,827
Accrued pension and other post-employment benefit expense (1) (refer to Note 20)	1,250	1,195
Insurance-related liabilities	491	485
Dividends payable	526	424
Other	10,515	8,007
	$ 22,649	$ 18,408

(1) Accrued pension and other post-employment benefit expense represents the cumulative excess of pension and other post-employment benefit expense over pension and other post-employment fund contributions.

The debentures are unsecured obligations and are subordinated in right of payment to the claims of depositors and certain other creditors. All redemptions, cancellations and exchanges of subordinated debentures are subject to the consent and approval of the OSFI.

On August 25, 2006, we announced our intention to redeem all of our outstanding US$400 million subordinated debentures due November 8, 2011 at par value plus accrued interest. The redemption was completed on November 8, 2006.

Maturity	Earliest par value redemption date	Interest rate	Denominated in foreign currency	2006	2005
March 15, 2009		6.50%	US$125	$ 140	$ 148
February 13, 2011	February 13, 2006 (1)	5.50%		–	124
April 26, 2011	April 26, 2006 (1)	8.20%		–	99
September 12, 2011	September 12, 2006 (1)	6.50%		–	350
October 24, 2011	October 24, 2006 (1)	6.75%	US$300	–	345
November 8, 2011	November 8, 2006 (2)	(3)	US$400	449	473
June 4, 2012	June 4, 2007 (4)	6.75% (5)		483	500
January 22, 2013	January 22, 2008 (6)	6.10% (5)		497	500
January 27, 2014	January 27, 2009 (7)	3.96% (5)		493	498
June 1, 2014	June 1, 2009 (8)	4.18% (5)		997	1,000
November 14, 2014		10.00%		200	200
January 25, 2015	January 25, 2010 (9)	7.10% (5)		495	500
June 24, 2015	June 24, 2010 (7)	3.70% (5)		791	800
April 12, 2016	April 12, 2011 (10)	6.30% (5)		400	400
November 4, 2018	November 4, 2013 (11)	5.45% (5)		985	1,000
June 8, 2023		9.30%		110	110
October 1, 2083	(12)	(13)		224	246
June 6, 2085	(12)	(14)	US$213	239	274
June 18, 2103	June 18, 2009 (15)	5.95% (16)		600	600
				$ 7,103	$ 8,167

The terms and conditions of the debentures are as follows:

(1) Redeemed on the earliest par value redemption date at par value.

(2) Redeemable on the earliest par value redemption date at par value.

(3) Interest at a rate of 50 basis points above the U.S. dollar 3-month LIBOR until earliest par value redemption date, and thereafter at a rate of 1.50% above the U.S. dollar 3-month LIBOR.

(4) Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 5 basis points and (ii) par value, and thereafter at any time at par value.

(5) Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 1.00% above the 90-day Bankers' Acceptance rate.

(6) Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 18 basis points and (ii) par value, and thereafter at any time at par value.

(7) Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 8 basis points and (ii) par value, and thereafter at any time at par value.

(8) Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 9 basis points and (ii) par value, and thereafter at any time at par value.

(9) Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 12.5 basis points and (ii) par value, and thereafter at any time at par value.

(10) Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 22 basis points and (ii) par value, and thereafter at any time at par value.

(11) Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 14 basis points and (ii) par value, and thereafter at any time at par value.

(12) Redeemable on any interest payment date at par value.

(13) Interest at a rate of 40 basis points above the 30-day Bankers' Acceptance rate.

(14) Interest at a rate of 25 basis points above the U.S. dollar 3-month LIMEAN. In the event of a reduction of the annual dividend we declare on our common shares, the interest payable on the debentures is reduced pro rata to the dividend reduction and the interest reduction is payable with the proceeds from the sale of newly issued common shares.

(15) Redeemable on June 18, 2009, or every fifth anniversary of such date at par value. Redeemable on any other date at the greater of par value and the yield on a non-callable Government of Canada bond plus .21% if redeemed prior to June 18, 2014, or .43% if redeemed at any time after June 18, 2014.

(16) Interest at a rate of 5.95% until the earliest par value redemption date and every 5 years thereafter at the 5-year Government of Canada bond yield plus 1.72%.

Maturity schedule

The aggregate maturities of subordinated debentures, based on the maturity dates under the terms of issue, are as follows:

At October 31, 2006	Total
1 to 5 years	$ 140
5 to 10 years	4,789
Thereafter	2,174
	$ 7,103

We issue innovative capital instruments, RBC Trust Capital Securities (TruCS), through two SPEs: RBC Capital Trust (Trust) and RBC Capital Trust II (Trust II).

In prior years, we issued non-voting RBC Trust Capital Securities Series 2010 and 2011 (RBC TruCS 2010 and 2011) through our consolidated subsidiary RBC Capital Trust, a closed-end trust established under the laws of the Province of Ontario. RBC TruCS 2010 and 2011 are classified as Trust capital securities. The proceeds of the RBC TruCS 2010 and 2011 were used to fund the Trust's acquisition of trust assets. Holders of RBC TruCS 2010 and 2011 are eligible to receive semi-annual non-cumulative fixed cash distributions.

In 2005, we issued another series of non-voting trust capital securities, RBC Trust Capital Securities Series 2015 (RBC TruCS 2015), through the Trust. Unlike the RBC TruCS 2010 and 2011, the holders of these instruments do not have any conversion rights or any other redemption rights. As a result, upon consolidation of the Trust, RBC TruCS 2015 are classified as Non-controlling interest in subsidiaries (refer to Note 19). Holders of RBC TruCS 2015 are eligible to receive semi-annual non-cumulative fixed cash distributions until December 31, 2015 and a floating rate cash distribution thereafter.

Trust II, an open-end trust, has issued non-voting RBC TruCS 2013, the proceeds of which were used to purchase a senior deposit note from us. Trust II is a VIE under AcG-15 (refer to Note 6). We do not consolidate Trust II as we are not the Primary Beneficiary; therefore, the RBC TruCS 2013 issued by Trust II are not reported on our Consolidated Balance Sheets, but the senior deposit note is reported in Deposits (refer to Note 13). Holders of RBC TruCS 2013 are eligible to receive semi-annual non-cumulative fixed cash distributions.

No cash distributions will be payable by the trusts on TruCS if we fail to declare regular dividends (i) on our preferred shares, or (ii) on our common shares if no preferred shares are then outstanding. In this case, the net distributable funds of the trusts will be distributed to us as holders of residual interest in the trusts. Should the trusts fail to pay the semi-annual distributions in full, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time.

The table below presents our outstanding TruCS as at October 31, 2006 and 2005:

Issuer	Issuance date	Distribution dates	Annual yield	Redemption date At the option of the issuer	Conversion date At the option of the holder	2006 Principal amount	2005 Principal amount
RBC Capital Trust (1), (2), (3), (4), (5), (6), (7)							
Included in Trust capital securities							
650,000 Trust Capital Securities – Series 2010	July 24, 2000	June 30, December 31	7.288%	December 31, 2005	December 31, 2010	$ 650	$ 650
750,000 Trust Capital Securities – Series 2011	December 6, 2000	June 30, December 31	7.183%	December 31, 2005	December 31, 2011	$ 750	$ 750
						$ 1,400	$ 1,400
Included in Non-controlling interest in subsidiaries							
1,200,000 Trust Capital Securities – Series 2015	October 28, 2005	June 30, December 31	4.87% (8)	December 31, 2010	Holder does not have conversion option	$ 1,200	$ 1,200
						$ 2,600	$ 2,600
RBC Capital Trust II (2), (3), (4), (5), (6), (7), (9)							
900,000 Trust Capital Securities – Series 2013	July 23, 2003	June 30, December 31	5.812%	December 31, 2008	Any time	$ 900	$ 900

The significant terms and conditions of the TruCS are as follows:

(1) Subject to the approval of the OSFI, the Trust may, in whole (but not in part), on the Redemption date specified above, and on any Distribution date thereafter, redeem the RBC TruCS 2010, 2011 and 2015 without the consent of the holders.

(2) Subject to the approval of the OSFI, upon occurrence of a special event as defined, prior to the Redemption date specified above, the trusts may redeem all, but not part of, RBC TruCS 2010, 2011, 2013 or 2015 without the consent of the holders.

(3) The RBC TruCS 2010 and 2011 may be redeemed for cash equivalent to (i) the Early Redemption Price if the redemption occurs earlier than six months prior to the conversion date specified above or (ii) the Redemption Price if the redemption occurs on or after the date that is six months prior to the conversion date as indicated above. The RBC TruCS 2013 and 2015 may be redeemed for cash equivalent to (i) the Early Redemption Price if the redemption occurs prior to December 31, 2013 and 2015, respectively, or (ii) the Redemption Price if the redemption occurs on or after December 31, 2013 and 2015, respectively. Redemption Price refers to an amount equal to $1,000 plus the unpaid distributions to the Redemption date. Early Redemption Price refers to an amount equal to the greater of (i) the Redemption Price and (ii) the price calculated to provide an annual yield, equal to the yield on a Government of Canada bond issued on the Redemption date with a maturity date of June 30, 2010 and 2011, plus 33 basis points and 40 basis points, for RBC TruCS 2010 and 2011, respectively, and a maturity date of December 31, 2013 and 2015, plus 23 basis points and 19.5 basis points, for RBC TruCS 2013 and 2015, respectively.

(4) Each RBC TruCS 2010, 2011, 2013 and 2015 will be exchanged automatically without the consent of the holders for 40 of our non-cumulative redeemable First Preferred Shares Series Q, R, T and Z, respectively, upon occurrence of any one of the following events: (i) proceedings are commenced for the winding-up of the bank; (ii) the OSFI takes control of the bank; (iii) the bank has Tier 1 capital ratio of less than 5% or Total capital ratio of less than 8%; or (iv) the OSFI has directed the bank to increase its capital or provide additional liquidity and the bank elects such automatic exchange or the bank fails to comply with such direction. The First Preferred Shares Series T and Z pay semi-annual non-cumulative cash dividends and Series T is convertible at the option of the holder into a variable number of common shares.

(5) From time to time, we purchase some of the innovative capital instruments and hold them on a temporary basis. As at October 31, 2006, we held $17 million of RBC TruCS 2011 (2005 – $nil), $12 million of RBC TruCS 2015 (2005 – $nil) and $nil of RBC TruCS 2013 (2005 – $2 million) as treasury holdings which were deducted from regulatory capital.

(6) According to the OSFI guidelines, innovative capital instruments can comprise up to 15% of net Tier 1 capital with an additional 3% eligible for Tier 2B capital. Any amount in excess of the 18% limitation is not recognized for regulatory capital purposes. As at October 31, 2006, $3,222 million (2005 – $2,835 million) represents Tier 1 capital, $249 million (2005 – $567 million) represents Tier 2B capital and $29 million (2005 – $2 million) of our treasury holdings of innovative capital is deducted for regulatory capital purposes. As at October 31, 2006, none of our innovative capital instruments exceeds the OSFI's limit of 18% (2005 – $96 million).

(7) Holders of RBC TruCS 2010 and 2011 may exchange, on any Distribution date on or after the conversion date specified above, RBC TruCS 2010 and 2011 for 40 non-cumulative redeemable bank First Preferred Shares, Series Q and Series R, respectively. Holders of RBC TruCS 2013 may, at any time, exchange all or part of their holdings for 40 non-cumulative redeemable First Preferred Shares Series U, for each RBC TruCS 2013 held. The First Preferred Shares Series Q, R and U pay semi-annual non-cumulative cash dividends as and when declared by our Board of Directors and are convertible at the option of the holder into a variable number of common shares. Holders of RBC TruCS 2015 do not have similar exchange rights.

(8) The non-cumulative cash distribution on the RBC TruCS 2015 will be 4.87% paid semi-annually until December 31, 2015, and at one-half of the sum of the 180-day bankers' acceptance rate plus 1.5% thereafter.

(9) Subject to the approval of the OSFI, Trust II may, in whole or in part, on the Redemption date specified above, and on any Distribution date thereafter, redeem any outstanding RBC TruCS 2013 without the consent of the holders.

Authorized share capital

Preferred – An unlimited number of First Preferred Shares and Second Preferred Shares without nominal or par value, issuable in series; the aggregate consideration for which all the First Preferred Shares and all the Second Preferred Shares that may be issued may not exceed $20 billion and $5 billion, respectively.

Common – An unlimited number of shares without nominal or par value may be issued.

Issued and outstanding shares (1)

	2006			2005			2004		
	Number of shares (000s)	Amount	Dividends declared per share	Number of shares (000s)	Amount	Dividends declared per share	Number of shares (000s)	Amount	Dividends declared per share
Preferred share liabilities									
First preferred									
Non-cumulative Series N	12,000	$ 300	$ 1.18	12,000	$ 300	$ 1.18	12,000	$ 300	$ 1.18
Treasury shares – purchases (2)	(84)	(2)		–	–		–	–	
Preferred share liabilities, net of treasury holdings	11,916	$ 298		12,000	$ 300		12,000	$ 300	
Preferred shares									
First preferred									
Non-cumulative Series O	6,000	$ 150	$ 1.38	6,000	$ 150	$ 1.38	6,000	$ 150	$ 1.38
US$ Non-cumulative Series P (3)	–	–	–	–	–	US 1.26	4,000	132	US 1.44
Non-cumulative Series S (4)	–	–	1.33	10,000	250	1.53	10,000	250	1.53
Non-cumulative Series W (5)	12,000	300	1.23	12,000	300	.99	–	–	–
Non-cumulative Series AA (6)	12,000	300	.71	–	–	–	–	–	–
Non-cumulative Series AB (7)	12,000	300	.41	–	–	–	–	–	–
		$ 1,050			$ 700			$ 532	
Common shares									
Balance at beginning of year	1,293,502	$ 7,170		1,289,496	$ 6,988		1,312,042	$ 7,018	
Issued under the stock option plan (8)	5,617	127		9,917	214		6,657	127	
Purchased for cancellation	(18,229)	(101)		(5,911)	(32)		(29,203)	(157)	
Balance at end of year	1,280,890	$ 7,196	$ 1.44	1,293,502	$ 7,170	$ 1.18	1,289,496	$ 6,988	$ 1.01
Treasury shares – Preferred shares									
Balance at beginning of year	(91)	$ (2)		–	$ –		–	$ –	
Sales	2,082	51		–	–		–	–	
Purchases	(2,085)	(51)		(91)	(2)		–	–	
Balance at end of year	(94)	$ (2)		(91)	$ (2)		–	$ –	
Treasury shares – Common shares									
Balance at beginning of year	(7,053)	$ (216)		(9,726)	$ (294)		–	$ –	
Sales	5,097	193		5,904	179		7,550	248	
Purchases	(3,530)	(157)		(1,326)	(47)		(7,376)	(238)	
Initial adoption of AcG-15	–	–		(1,905)	(54)		–	–	
Reclassified amounts	–	–		–	–		(9,900)	(304)	
Balance at end of year	(5,486)	$ (180)		(7,053)	$ (216)		(9,726)	$ (294)	

(1) On April 6, 2006, we paid a stock dividend of one common share on each of our issued and outstanding common shares. The effect is the same as a two-for-one share split. We have retroactively adjusted the number of common shares and dividends declared per share for the stock dividend.
(2) There was no sale of Preferred share liabilities – First preferred treasury shares during 2006, 2005 and 2004.
(3) On October 7, 2005, we redeemed Non-cumulative First Preferred Shares Series P.
(4) On October 6, 2006, we redeemed Non-cumulative First Preferred Shares Series S. The excess of the redemption price over the carrying value of $10 million was charged to Retained earnings in Preferred share dividends.
(5) On January 31, 2005, we issued 12 million Non-cumulative First Preferred Shares Series W at $25 per share.
(6) On April 4, 2006, we issued 12 million Non-cumulative First Preferred Shares Series AA at $25 per share.
(7) On July 20, 2006, we issued 12 million Non-cumulative First Preferred Shares Series AB at $25 per share.
(8) Includes the exercise of stock options from tandem stock appreciation rights (SARs) awards, resulting in a reversal of the accrued liability, net of related income taxes, of $8 million (2005 – $10 million; 2004 – $5 million) and from renounced tandem SARs, net of related income taxes, of $2 million (2005 – $7 million; 2004 – $3 million).

Terms of preferred share liabilities and preferred shares

				Conversion date	
	Dividend per share (1)	Redemption date (2)	Redemption price (2), (3)	At the option of the bank (2), (4)	At the option of the holder (5)
Preferred share liabilities					
First preferred					
Non-cumulative Series N	$ .293750	August 24, 2003	$ 25.25	August 24, 2003	August 24, 2008
Preferred shares					
First preferred					
Non-cumulative Series O	$ .343750	August 24, 2004	$ 25.50	August 24, 2004	Not convertible
Non-cumulative Series W	.306250	February 24, 2010	26.00	February 24, 2010	Not convertible
Non-cumulative Series AA	.278125	May 24, 2011	26.00	Not convertible	Not convertible
Non-cumulative Series AB	.293750	August 24, 2011	26.00	Not convertible	Not convertible

(1) Non-cumulative preferential dividends on Series N, O, W, AA and AB are payable quarterly, as and when declared by the Board of Directors, on or about the 24th day of February, May, August and November.
(2) The redemption price represents the price as at October 31, 2006 or the contractual redemption price, whichever is applicable. Subject to the consent of the OSFI and the requirements of the Act, we may, on or after the dates specified above, redeem First Preferred Shares. These may be redeemed for cash, in the case of Series N at a price per share of $26, if redeemed during the 12 months commencing August 24, 2003, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after August 24, 2007; and in the case of Series O, at a price per share of $26, if redeemed during the 12 months commencing August 24, 2004, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after August 24, 2008; and in the case of Series W, at a price per share of $26, if redeemed during the 12 months commencing February 24, 2010, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after February 24, 2014; and in the case of Series AA, at a price per share of $26, if redeemed during the 12 months commencing May 24, 2011, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after May 24, 2015; and in the case of Series AB, at a price per share of $26, if redeemed during the 12 months commencing August 24, 2011, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after August 24, 2015.
(3) Subject to the consent of the OSFI and the requirements of the Act, we may purchase First Preferred Shares Series N, O, W, AA and AB for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.
(4) Subject to the approval of the Toronto Stock Exchange, we may, on or after the dates specified above, convert First Preferred Shares Series N, O and W into our common shares. First Preferred Shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of $2.50 and 95% of the weighted average trading price of common shares at such time.
(5) Subject to our right to redeem or to find substitute purchasers, the holder may, on or after the dates specified above, convert First Preferred Shares into our common shares. Series N may be converted, quarterly, into that number of common shares determined by dividing the then-applicable redemption price by the greater of $2.50 and 95% of the weighted average trading price of common shares at such time.

Restrictions on the payment of dividends

We are prohibited by the Act from declaring any dividends on our preferred or common shares when we are, or would be placed as a result of the declaration, in contravention of the capital adequacy and liquidity regulations or any regulatory directives issued under the Act. We may not pay dividends on our common shares at any time unless all dividends to which preferred shareholders are then entitled have been declared and paid or set apart for payment.

In addition, we may not declare or pay a dividend without the approval of the OSFI if, on the day the dividend is declared, the total of all dividends in that year would exceed the aggregate of our net income up to that day and of our retained net income for the preceding two years.

We have agreed that if RBC Capital Trust or RBC Capital Trust II fail to pay any required distribution on the trust capital securities in full, we will not declare dividends of any kind on any of our preferred or common shares. Refer to Note 17.

Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

We have also agreed that if, on any day we report financial results for a fiscal quarter, (i) we report a cumulative consolidated net loss for the immediately preceding four quarters; and (ii) during the immediately preceding fiscal quarter we fail to declare any cash dividends on all of our outstanding preferred and common shares, we may defer payments of interest on the Series 2014-1 Reset Subordinated Notes (mature on June 18, 2103). During any period while interest is being deferred, (i) interest will accrue on these notes but will not compound; (ii) we may not declare or pay dividends (except by way of stock dividend) on, or redeem or repurchase, any of our preferred or common shares; and (iii) we may not make any payment of interest, principal or premium on any debt securities or indebtedness for borrowed money issued or incurred by us that rank subordinate to these notes.

Regulatory capital

We are subject to the regulatory capital requirements defined by the OSFI. Two measures of capital strength established by the OSFI are risk-adjusted capital ratios based on standards issued by the Bank for International Settlements and the assets-to-capital multiple.

The OSFI requires Canadian banks to maintain a minimum Tier 1 and Total capital ratio of 4% and 8%, respectively. However, the OSFI has also formally established risk-based capital targets for deposit-taking institutions in Canada. These targets are a Tier 1 capital ratio of 7% and a Total capital ratio of 10%. At October 31, 2006, our Tier 1 and Total capital ratios were 9.6% and 11.9%, respectively (2005 – 9.6% and 13.1%, respectively).

At October 31, 2006, our assets-to-capital multiple was 19.7 times (2005 – 17.6 times), which remains below the maximum permitted by the OSFI.

Dividend reinvestment plan

Our dividend reinvestment plan, which was announced on August 27, 2004, provides registered common shareholders with a means to automatically reinvest the cash dividends paid on their common shares in the purchase of additional common shares. The plan is only open to shareholders residing in Canada or the United States.

Management has the flexibility to fund the plan through open market share purchases or treasury issuances.

Shares available for future issue

As at October 31, 2006, 42.2 million common shares are available for future issue relating to our dividend reinvestment plan and potential exercise of stock options outstanding.

Other

On October 19, 2006, we announced our intention to redeem all of our issued and outstanding 6 million Non-cumulative First Preferred Shares Series O at $25.50 per share including a $.50 redemption premium. The redemption was completed on November 24, 2006.

We also announced on October 23, 2006, our intention to issue 8 million Non-cumulative First Preferred Shares Series AC at $25 per share, for total proceeds of $200 million. This issuance was completed on November 1, 2006.

Normal course issuer bid

Details of common shares repurchased under normal course issuer bids (NCIB) during 2006, 2005 and 2004 are given below.

	2006							
		Pre-stock dividend			Post-stock dividend			Total
NCIB period	Number of shares eligible for repurchase (000s)	Number of shares repurchased (000s)	Average cost per share	Amount	Number of shares repurchased (000s)	Average cost per share	Amount	
June 26, 2006 – October 31, 2006	7,000	–	$ –	$ –	6,595	$ 47.12	$ 311	$ 311
June 24, 2005 – June 23, 2006	10,000	4,387	90.48	397	2,859	47.52	136	533
		4,387	$ 90.48	$ 397	9,454	$ 47.24	$ 447	$ 844

		2005 (1)			2004 (1)		
NCIB period	Number of shares eligible for repurchase (000s)	Number of shares repurchased (000s)	Average cost per share	Amount	Number of shares repurchased (000s)	Average cost per share	Amount
June 24, 2005 – June 23, 2006	10,000	1,950	$ 83.50	$ 163	–	$ –	$ –
June 24, 2004 – June 23, 2005	25,000	1,005	63.24	63	6,412	60.56	388
June 24, 2003 – June 23, 2004	25,000	–	–	–	8,189	61.54	504
		2,955	$ 76.61	$ 226	14,601	$ 61.11	$ 892

(1) The 2005 and 2004 number of shares and average cost per share are pre-stock dividend.

		2006		2005
RBC Trust Capital Securities Series 2015	$	1,207	$	1,200
Consolidated VIEs		506		703
Others		62		41
	$	1,775	$	1,944

We consolidate VIEs in which we are the Primary Beneficiary. These VIEs include structured finance VIEs, investment funds, credit investment product VIEs and compensation vehicles as described in Note 6.

We issued RBC TruCS 2015 in 2005 which are reported as Non-controlling interest in subsidiaries upon consolidation. Refer to Note 17. As at October 31, 2006, $19 million (2005 – nil) of accrued interest net of $12 million (2005 – nil) of treasury holdings was included in RBC Trust Capital Securities Series 2015.

Note 20 Pensions and other post-employment benefits

We offer a number of defined benefit and defined contribution plans, which provide pension and post-employment benefits to eligible employees. Our defined benefit pension plans provide benefits based on years of service, contributions and average earnings at retirement. Our other post-employment benefit plans include health, dental, disability and life insurance coverage.

During the year, we announced changes to our post-retirement benefit program in Canada which will be effective for eligible employees who retire on or after January 1, 2010. The new post-retirement program provides for the allotment of a fixed annual credit to eligible retirees which will be calculated based on the number of years of eligible service provided. The credit can be used toward the purchase of health and dental coverage after retirement. As a result of these changes, our benefit obligations have been reduced by $505 million.

We fund our registered defined benefit pension plans in accordance with actuarially determined amounts required to satisfy employee benefit entitlements under current pension regulations. For our principal pension plans, the most recent actuarial valuation performed for funding purposes was completed on January 1, 2006. The next actuarial valuation for funding purposes will be completed on January 1, 2007.

For 2006, our total contributions to pension and other post-employment benefit plans were $594 million and $58 million (2005 – $248 million and $56 million), respectively. For 2007, total contributions to defined benefit pension plans and other post-employment benefit plans are expected to be approximately $160 million and $60 million, respectively.

For financial reporting purposes, we measure our benefit obligations and pension plan assets as at September 30 each year.

The following tables present financial information related to our pension and other post-employment plans:

Plan assets, benefit obligation and funded status

	Pension plans (1)				Other post-employment plans (2)			
		2006		2005		2006		2005
Change in fair value of plan assets								
Opening fair value of plan assets	$	5,719	$	5,067	$	29	$	31
Actual return on plan assets		445		751		3		4
Company contributions		518		179		59		55
Plan participant contributions		24		24		6		3
Benefits paid		(323)		(295)		(56)		(64)
Business acquisitions		21		–		–		–
Other		2		18		–		–
Change in foreign currency exchange rate		1		(25)		–		–
Closing fair value of plan assets	$	6,407	$	5,719	$	41	$	29
Change in benefit obligation								
Opening benefit obligation	$	6,524	$	5,503	$	1,891	$	1,620
Service cost		173		138		26		49
Interest cost		345		344		77		101
Plan participant contributions		24		24		6		3
Actuarial loss		38		798		38		180
Benefits paid		(323)		(295)		(56)		(64)
Plan amendments and curtailments		24		1		(515)		(1)
Business acquisitions		31		–		5		–
Other		5		49		–		6
Change in foreign currency exchange rate		(3)		(38)		(4)		(3)
Closing benefit obligation	$	6,838	$	6,524	$	1,468	$	1,891
Funded status								
Excess of benefit obligation over plan assets	$	(431)	$	(805)	$	(1,427)	$	(1,862)
Unrecognized net actuarial loss		963		1,127		598		604
Unrecognized transitional (asset) obligation		(12)		(14)		(330)		140
Unrecognized prior service cost		131		136		1		11
Contributions between September 30 and October 31		14		3		4		5
Prepaid asset (accrued liability) as at October 31	$	665	$	447	$	(1,154)	$	(1,102)
Amounts recognized in the Consolidated Balance Sheets consist of:								
Other assets	$	761	$	540	$	–	$	–
Other liabilities		(96)		(93)		(1,154)		(1,102)
Net amount recognized as at October 31	$	665	$	447	$	(1,154)	$	(1,102)
Weighted average assumptions to calculate benefit obligation								
Discount rate		5.25%		5.25%		5.26%		5.41%
Rate of increase in future compensation		4.40%		4.40%		4.40%		4.40%

(1) For pension plans with funding deficits, the benefit obligations and fair values of plan assets totalled $6,156 million (2005 – $5,872 million) and $5,665 million (2005 – $5,026 million), respectively.
(2) For our other post-employment plans, the assumed health care cost trend rates for the next year used to measure the expected cost of benefits covered by the post-employment health and life plans were 7.8% for medical decreasing to an ultimate rate of 4.9% in 2015 and 4.5% for dental.

Benefit payment projection

The following table presents our estimates of the benefit payments for defined benefit pension and other post-employment plans.

Benefits payment projection

	Pension plans	Other post-employment plans
2007	$ 327	$ 63
2008	324	66
2009	351	74
2010	363	79
2011	369	83
2012–2016	2,017	475

Composition of defined benefit pension plan assets

The defined benefit pension plan assets are primarily composed of equity and fixed income securities. The equity securities include 1.9 million (2005 – 1.7 million, adjusted for stock dividend) of our common shares having a fair value of $94 million (2005 – $70 million). Dividends amounting to $2.5 million (2005 – $1.6 million) were received on our common shares held in the plan assets during the year.

The following table presents the allocation of the plan assets by securities category:

Asset category

	Actual 2006	Actual 2005
Equity securities	60%	60%
Debt securities	40%	40%
Total	100%	100%

Investment policy and strategies

Pension plan assets are invested prudently over the long term in order to meet pension obligations at a reasonable cost. The asset mix policy takes into consideration a number of factors including the following:

(i) Investment characteristics including expected returns, volatilities and correlations between plan assets and plan liabilities;
(ii) The plan's tolerance for risk, which dictates the trade-off between increased short-term volatility and enhanced long-term expected returns;
(iii) Diversification of plan assets to minimize the risk of losses;
(iv) The liquidity of the portfolio relative to the anticipated cash flow requirements of the plan; and
(v) Actuarial factors such as membership demographics and future salary growth rates.

Pension and other post-employment benefit expense

The following tables present the composition of our pension benefit and other post-employment benefit expense:

Pension benefit expense

	2006	2005	2004
Service cost	$ 173	$ 138	$ 136
Interest cost	345	344	330
Expected return on plan assets	(364)	(328)	(315)
Amortization of transitional asset	(2)	(2)	(2)
Amortization of prior service cost	32	32	32
Amortization of actuarial loss	138	90	84
Other	3	3	–
Defined benefit pension expense	325	277	265
Defined contribution pension expense	65	63	64
Pension benefit expense	$ 390	$ 340	$ 329
Weighted average assumptions to calculate pension benefit expense			
Discount rate	5.25%	6.25%	6.25%
Assumed long-term rate of return on plan assets	7.00%	7.00%	7.00%
Rate of increase in future compensation	4.40%	4.40%	4.40%

Other post-employment benefit expense

	2006	2005	2004
Service cost	$ 26	$ 49	$ 72
Interest cost	77	101	99
Expected return on plan assets	(2)	(2)	(1)
Amortization of transitional obligation	3	17	17
Amortization of actuarial loss	31	30	26
Amortization of prior service cost	(20)	1	1
Curtailment gain	(8)	(1)	–
Other post-employment benefit expense	$ 107	$ 195	$ 214
Weighted average assumptions to calculate other post-employment benefit expense			
Discount rate	5.41%	6.35%	6.34%
Rate of increase in future compensation	4.40%	4.40%	4.40%

Significant assumptions
Our methodologies to determine significant assumptions used in calculating the defined benefit pension and other post-employment expense are as follows:

Overall expected long-term rate of return on assets
The assumed expected rate of return on assets is determined by considering long-term expected returns on government bonds and a reasonable assumption for an equity risk premium. The expected long-term return for each asset class is then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio. This resulted in the selection of an assumed expected rate of return of 7% for 2007 (7% for 2003 to 2006).

Discount rate
For the Canadian and U.S. pension and other post-employment plans, all future expected benefit payment cash flows at each measurement date are discounted at spot rates developed from a yield curve of AA corporate debt securities. It is assumed that spot rates beyond 30 years are equivalent to the 30-year spot rate. The discount rate is selected as the equivalent level rate that would produce the same discounted value as that determined by using the applicable spot rates. This methodology does not rely on assumptions regarding reinvestment rates.

Sensitivity analysis
The following table presents the sensitivity analysis of certain key assumptions on defined benefit pension and post-employment obligation and expense:

2006 Sensitivity of key assumptions

Pension	Change in obligation	Change in expense
Impact of .25% change in discount rate assumption	$ 233	$ 29
Impact of .25% change in rate of increase in future compensation assumption	26	6
Impact of .25% change in the long-term rate of return on plan assets assumption	–	13
Other post-employment	Change in obligation	Change in expense
Impact of .25% change in discount rate assumption	$ 52	$ 8
Impact of .25% change in rate of increase in future compensation assumption	–	–
Impact of 1.00% increase in health care cost trend rates	143	19
Impact of 1.00% decrease in health care cost trend rates	(119)	(15)

Reconciliation of defined benefit expense recognized with defined benefit expense incurred
The cost of pension and other post-employment benefits earned by employees is actuarially determined using the projected benefit method pro-rated on services. The cost is computed using the discount rate determined in accordance with the methodology described in significant assumptions, and is based on management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and costs of health, dental, disability and life insurance.

Actuarial gains or losses arise over time due to differences in actual experience compared to actuarial assumptions. Prior service costs arise as a result of plan amendments. Adoption of the CICA Handbook Section 3461, *Employee Future Benefits*, resulted in recognition of a transitional asset and obligation at the date of adoption.

The actuarial gains or losses, prior service costs and transitional asset or obligation are amortized over the expected average remaining service lifetime of active members expected to receive benefits under the plan. The following tables show the impact on our annual benefit expense if we had recognized all costs and expenses as they arose.

Defined benefit pension expense incurred

	2006	2005	2004
Defined benefit pension expense recognized	$ 325	$ 277	$ 265
Difference between expected and actual return on plan assets	(81)	(423)	(160)
Difference between actuarial losses (gains) amortized and actuarial losses (gains) arising	(100)	708	(50)
Difference between prior service costs amortized and prior service costs arising	(2)	(31)	(12)
Amortization of transitional asset	2	2	2
Defined benefit pension expense incurred	$ 144	$ 533	$ 45

Other post-employment benefit expense incurred

	2006	2005	2004
Other post-employment benefit expense recognized	$ 107	$ 195	$ 214
Difference between expected and actual return on plan assets	(1)	(2)	(2)
Difference between actuarial losses (gains) amortized and actuarial losses (gains) arising	7	150	(91)
Difference between prior service costs amortized and prior service costs arising	(485)	(1)	(1)
Amortization of transitional obligation	(3)	(17)	(17)
Other post-employment benefit expense incurred	$ (375)	$ 325	$ 103

Note 21 Stock-based compensation

We offer stock-based compensation plans to certain key employees and to our non-employee directors. We use derivatives and compensation trusts to manage our economic exposure to volatility in the price of our common shares under many of these plans. The expense amounts reported below for our stock-based compensation plans exclude the impact of these derivative instruments. The stock-based compensation amounts recorded in Non-interest expense – Human resources in our Consolidated Statements of Income are net of the impact of these derivatives.

Stock option plans
We have stock option plans for certain key employees and for non-employee directors. On November 19, 2002, the Board of Directors discontinued all further grants of options under the non-employee directors plan. Under the employee plans, options are periodically granted to purchase common shares at prices not less than the market price of such shares on the day of grant. The options vest over a 4-year period for employees and are exercisable for a period not exceeding years from the grant date.

For options issued prior to November 1, 2002, that were not accompanied by tandem stock appreciation rights (SARs), no compensation expense was recognized as the option's exercise price was not less than the market price of the underlying stock on the day of grant. When the options are exercised, the proceeds received are credited to common shares.

Between November 29, 1999, and June 5, 2001, grants of options under the employee stock option plan were accompanied by tandem SARs. With tandem SARs, participants could choose to exercise a SAR instead of the corresponding option. In such cases, the participants received a cash payment equal to the difference between the closing price of common shares on the day immediately preceding the day of exercise and the exercise price of the option. During the last quarter of 2002 and first quarter of 2003, certain executive participants voluntarily renounced their SARs while retaining the corresponding options. SARs obligations are now fully vested and give rise to compensation expense as a result of changes in the market price of our common shares. The compensation expense for these grants, which are accompanied by tandem SARs, was $27 million for the year ended October 31, 2006 (2005 – $42 million; 2004 – $3 million).

A summary of our stock option activity and related information

	2006		2005 (1)		2004 (1)	
	Number of options (000s)	Weighted average exercise price	Number of options (000s)	Weighted average exercise price	Number of options (000s)	Weighted average exercise price
Outstanding at beginning of year	**36,481**	**$ 23.15**	44,744	$ 22.02	49,606	$ 21.03
Granted	**1,756**	**44.13**	2,054	31.70	2,378	31.32
Exercised – Common shares (2), (3)	**(5,617)**	**20.40**	(9,917)	19.85	(6,657)	17.97
– SARs	**(143)**	**21.60**	(320)	21.01	(352)	20.68
Cancelled	**(234)**	**24.36**	(80)	30.44	(231)	23.93
Outstanding at end of year	**32,243**	**$ 24.66**	36,481	$ 23.15	44,744	$ 22.02
Exercisable at end of year	**26,918**	**$ 22.57**	28,863	$ 21.56	32,801	$ 20.21
Available for grant	**23,121**		24,500		26,430	

(1) The number of options and weighted average exercise price for 2005 and 2004 have been adjusted for the stock dividend paid on April 6, 2006. Refer to Note 18.
(2) Cash received for options exercised during the year was $115 million (2005 – $197 million; 2004 – $119 million).
(3) New common shares were issued for all options exercised in 2006, 2005 and 2004. Refer to Note 18.

Options outstanding and options exercisable as at October 31, 2006 by range of exercise price

	Options outstanding (1)			Options exercisable (1)	
	Number outstanding (000s)	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable (000s)	Weighted average exercise price
$10.00 – $15.00 (2)	**1,055**	**$ 11.60**	**2.3**	**1,055**	**$ 11.60**
$15.45 – $19.82	**9,724**	**18.27**	**2.2**	**9,724**	**18.27**
$21.79 – $25.00	**12,176**	**24.56**	**4.3**	**12,176**	**24.56**
$26.09 – $29.68	**3,365**	**29.01**	**5.6**	**2,451**	**29.00**
$31.31 – $44.13	**5,923**	**35.24**	**7.9**	**1,512**	**31.44**
Total	**32,243**	**$ 24.66**	**4.4**	**26,918**	**$ 22.57**

(1) The number of options outstanding and options exercisable have been adjusted for the stock dividend paid on April 6, 2006. Refer to Note 18.
(2) The weighted average exercise prices have been revised to reflect the conversion of non-Canadian dollar-denominated options at the exchange rate as at the balance sheet date.

Fair value method

CICA 3870 recommends recognition of an expense for option awards using the fair value method of accounting. Under this method, the fair value of an award at the grant date is amortized over the applicable vesting period and recognized as compensation expense. We adopted the fair value method of accounting prospectively for new awards granted after November 1, 2002. The fair value compensation expense recorded for the year ended October 31, 2006, in respect of these plans was $13 million (2005 – $14 million; 2004 – $9 million). The compensation expenses related to non-vested awards were $13 million at October 31, 2006 (2005 – $16 million; 2004 – $18 million), to be recognized over the weighted average period of 2.0 years (2005 – 1.7 years; 2004 – 2.4 years).

CICA 3870 permits the use of other recognition methods, including the intrinsic value method, provided pro forma disclosures of net income and earnings per share calculated in accordance with the fair value method are presented. For awards granted before November 1, 2002, pro forma net income and earnings per share are presented in the following table:

	As reported			Pro forma (1), (2)	
	2006	2005	2004	2005	2004
Net income from continuing operations	**$ 4,757**	$ 3,437	$ 3,023	$ 3,424	$ 2,991
Net income (loss) from discontinued operations (3)	**(29)**	(50)	(220)	(50)	(220)
Net income	**$ 4,728**	$ 3,387	$ 2,803	$ 3,374	$ 2,771
Basic earnings (loss) per share (4)					
From continuing operations	**$ 3.67**	$ 2.65	$ 2.31	$ 2.64	$ 2.29
From discontinued operations	**(.02)**	(.04)	(.17)	(.04)	(.17)
Total	**$ 3.65**	$ 2.61	$ 2.14	$ 2.60	$ 2.12
Diluted earnings (loss) per share (4)					
From continuing operations	**$ 3.61**	$ 2.61	$ 2.28	$ 2.60	$ 2.26
From discontinued operations	**(.02)**	(.04)	(.17)	(.04)	(.17)
Total	**$ 3.59**	$ 2.57	$ 2.11	$ 2.56	$ 2.09

(1) Compensation expense under the fair value method is recognized over the vesting period of the related stock options. Accordingly, the pro forma results of applying this method may not be indicative of future amounts.
(2) During the first quarter of 2006, all awards granted prior to adopting the fair value method of accounting were fully vested and their fair values at the grant dates had been fully amortized; therefore, there are no pro forma results to disclose for the year ended October 31, 2006.
(3) Refer to Note 11.
(4) The basic and diluted earnings per share have been adjusted retroactively for the stock dividend paid on April 6, 2006. Refer to Note 18.

The fair value of options granted during 2006 was estimated at $6.80 (2005 – $4.66; 2004 – $5.47) using an option pricing model on the date of grant. The following assumptions were used:

For the year ended October 31	2006	2005	2004
Weighted average assumptions			
Risk-free interest rate	**3.98%**	3.75%	4.22%
Expected dividend yield	**3.16%**	3.25%	2.90%
Expected share price volatility	**17%**	17%	18%
Expected life of option	**6 years**	6 years	6 years

Employee savings and share ownership plans

We offer many employees an opportunity to own our shares through savings and share ownership plans. Under these plans, the employees can generally contribute between 1% and 10% of their annual salary or benefit base for commissioned employees. For each contribution between 1% and 6%, we will match 50% of the employee contributions in common shares. For the RBC Dominion Securities Savings Plan, our maximum annual contribution is $4,500 per employee. For the RBC UK Share Incentive Plan, our maximum annual contribution is £1,500 per employee. In 2006, we contributed $60 million (2005 – $56 million; 2004 – $54 million), under the terms of these plans, towards the purchase of common shares. As at October 31, 2006, an aggregate of 34.7 million common shares were held under these plans.

Deferred share and other plans

We offer deferred share unit plans to executives, non-employee directors and previously to certain key employees. Under these plans, the executives or directors may choose to receive all or a percentage of their annual incentive bonus or directors' fee in the form of deferred share units (DSUs). The executives or directors must elect to participate in the plan prior to the beginning of the fiscal year. DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. The participant is not allowed to convert the DSUs until retirement, permanent disability or termination of employment/directorship. The cash value of the DSUs is equivalent to the market value of common shares when conversion takes place. The value of the DSUs liability as at October 31, 2006, was $221 million (2005 – $172 million; 2004 – $120 million). The share price fluctuations and dividend equivalents compensation expense recorded for the year ended October 31, 2006, in respect of these plans was $44 million (2005 – $42 million; 2004 – $3 million).

We have a deferred bonus plan for certain key employees within RBC Capital Markets. Under this plan, a percentage of each employee's annual incentive bonus is deferred and accumulates dividend equivalents at the same rate as dividends on common shares. The employee will receive the deferred bonus in equal amounts paid within 90 days of the three following year-end dates. The value of the deferred bonus paid will be equivalent to the original deferred bonus adjusted for dividends and changes in the market value of common shares at the time the bonus is paid. The value of the deferred bonus liability as at October 31, 2006, was $401 million (2005 – $320 million; 2004 – $241 million). The share price fluctuations and dividend equivalents compensation expense for the year ended October 31, 2006, in respect of this plan was $51 million (2005 – $57 million; 2004 – $4 million).

We offer performance deferred award plans to certain key employees, all of which vest at the end of three years. Awards under the plans are deferred in the form of common shares which are held in trust until they fully vest, or in the form of DSUs. A portion of the award under some plans can be increased or decreased up to 50%, depending on our total shareholder return compared to a defined peer group of North American financial institutions. The value of the award paid will be equivalent to the original award adjusted for dividends and changes in the market value of common shares at the time the award vests. The number of common shares held in trust as at October 31, 2006, was 5.3 million (2005 – 7.3 million; 2004 – 8.1 million). The value of the DSUs liability as at October 31, 2006, was $153 million (2005 – $38 million; 2004 – $1 million). The compensation expense recorded for the year ended October 31, 2006, in respect of these plans was $148 million (2005 – $109 million; 2004 – $80 million).

We maintain a non-qualified deferred compensation plan for key employees in the United States under an arrangement called the RBC U.S. Wealth Accumulation Plan. This plan allows eligible employees to make deferrals of a portion of their annual income and allocate the deferrals among various fund choices, which include a share unit fund that tracks the value of our common shares. Certain deferrals may also be eligible for matching contributions, all of which are allocated to the RBC share unit fund. Our liability for the RBC share units held under the plan as at October 31, 2006, was $289 million (2005 – $236 million; 2004 – $155 million). The compensation expense recorded for the year ended October 31, 2006, was $110 million (2005 – $90 million; 2004 – $56 million). On the acquisition of Dain Rauscher, certain key employees of Dain Rauscher were offered retention unit awards totalling $318 million to be paid out evenly over expected service periods of between three and four years. During fiscal 2005, these retention unit awards were fully paid out to participants based on the market value of common shares on the vesting date. The liability under this plan as at October 31, 2006, was nil (2005 – nil; 2004 – $36 million). The compensation expense recorded for the year ended October 31, 2006, in respect of this plan was nil (2005 – $1 million; 2004 – $16 million).

Our stock-based compensation plan included a mid-term compensation plan for certain senior executive officers. The last award under this plan was granted in 2001, which was paid out in 2004.

For other stock-based plans, compensation expense of $10 million was recognized for the year ended October 31, 2006 (2005 – $8 million; 2004 – $5 million). The liability for the share units held under these plans as at October 31, 2006, was $4 million (2005 – $19 million; 2004 – $16 million). The number of common shares held under these plans was .3 million (2005 – .3 million; 2004 – .4 million).

Trading revenue includes both trading-related net interest income and Trading revenue reported in Non-interest income. Net interest income arises from interest and dividends related to trading assets and liabilities and amortization of premiums and discounts on its acquisition or its issuance. Non-interest income includes realized and unrealized gains and losses from the purchase and sale of securities, and realized and unrealized gains and losses on trading derivative financial instruments.

Trading revenue

	2006	2005	2004
Net interest income	$ (539)	$ 21	$ 286
Non-interest income	2,574	1,594	1,563
Total	$ 2,035	$ 1,615	$ 1,849

Note 23 Business realignment charges

During the year, we continued to implement the additional cost-reduction activities identified during 2005 (the additional initiatives). The objectives of these additional initiatives are consistent with those approved by the Board of Directors on September 9, 2004, in connection with our business realignment. The objectives of the business realignment were to reduce costs, accelerate revenue growth, and improve the efficiency of our operations in order to better serve our clients.

The following table sets out the changes in our business realignment charges since November 1, 2004. Although the majority of the initiatives were substantially completed during fiscal 2006, the associated income-protection payments to severed employees and certain lease obligations will extend beyond that time. The $43 million business realignment charges pertaining to continuing operations to be paid in future periods are recorded in Other liabilities on the Consolidated Balance Sheets while the $14 million pertaining to RBC Mortgage, which is accounted for as discontinued operations (refer to Note 11), is recorded in Liabilities of operations held for sale. The charges recorded by each segment during the year are disclosed in Note 30.

Business realignment charges

	Employee-related charges	Premises-related charges	Other	Total
Balance as at October 31, 2004 for continuing operations	$ 164	$ –	$ 13	$ 177
Initial initiatives				
Reversal for positions not eliminated	(55)	–	–	(55)
Accrual for new positions identified	52	–	–	52
Additional initiatives	43	–	–	43
Other adjustments including foreign exchange	(4)	–	(1)	(5)
Cash payments	(82)	–	(12)	(94)
Balance as at October 31, 2005 for continuing operations	$ 118	$ –	$ –	$ 118
Initial initiatives				
Reversal for positions not eliminated	(1)	–	–	(1)
Accrual for new positions identified	3	–	–	3
Adjustments for positions eliminated	6	–	–	6
Additional initiatives				
Reversal for positions not eliminated	(11)	–	–	(11)
Adjustments for closure of operations centres	–	3	–	3
Other adjustments including foreign exchange	(1)	–	–	(1)
Cash payments	(73)	(1)	–	(74)
Balance as at October 31, 2006 for continuing operations	$ 41	$ 2	$ –	$ 43
Balance as at October 31, 2004 for discontinued operations	$ 2	$ 13	$ –	$ 15
Adjustments for closure of branches and headquarters	1	12	–	13
Cash payments	(2)	(13)	–	(15)
Balance as at October 31, 2005 for discontinued operations	$ 1	$ 12	$ –	$ 13
Adjustments for closure of branches and headquarters	–	6	–	6
Cash payments	(1)	(4)	–	(5)
Balance as at October 31, 2006 for discontinued operations	$ –	$ 14	$ –	$ 14
Total balance as at October 31, 2006	$ 41	$ 16	$ –	$ 57

Our business realignment charges include the income-protection payments for severed employees. For continuing operations, the number of employee positions identified for termination decreased to 1,866 from 2,063 at October 31, 2005. The decrease in the accrual corresponds to the net decrease of 197 positions which is comprised of the following: for the original and additional initiatives, 19 and 215 positions were reinstated, respectively, and 37 new positions were identified for elimination. As at October 31, 2006, 1,980 employees had been terminated, 164 of whom related to RBC Mortgage.

In 2006, we closed 3 operation centres related to the additional initiatives. In 2005, we closed the Chicago headquarters of RBC Mortgage and 40 of its branches. Although we have vacated these premises, we remain the lessee; accordingly, we have accrued the fair value of the remaining future lease obligations. We expensed the lease cancellation payments for those locations for which we have legally extinguished our lease obligation. The carrying value of redundant assets in the closed premises has been included in premises-related costs.

We also incurred approximately $4 million in 2005 in connection with employee outplacement services. The other charges represent fees charged by a professional services firm for strategic and organizational advice provided to us with respect to the business realignment initiatives.

	2006	2005	2004
Income taxes in Consolidated Statements of Income			
Continuing operations			
Current			
Canada – Federal	$ 506	$ 739	$ 659
– Provincial	331	431	338
International	435	478	217
	1,272	1,648	1,214
Future			
Canada – Federal	104	(206)	12
– Provincial	31	(96)	12
International	(4)	(68)	49
	131	(370)	73
Subtotal	1,403	1,278	1,287
Discontinued operations			
Current			
International	(20)	(35)	(59)
Future			
International	2	3	4
Subtotal	1,385	1,246	1,232
Income taxes (recoveries) in Consolidated Statements of Changes in Shareholders' Equity			
Continuing operations			
Unrealized foreign currency translation gain, net of hedging activities	130	204	328
Issuance costs	(4)	2	–
Stock appreciation rights	4	5	3
Wealth accumulation plan gains	–	7	–
Other	6	2	(1)
Subtotal	136	220	330
Total income taxes	$ 1,521	$ 1,466	$ 1,562

Sources of future income taxes

	2006	2005
Future income tax asset		
Allowance for credit losses	$ 439	$ 464
Deferred compensation	616	545
Pension related	101	168
Business realignment charges	27	38
Tax loss carryforwards	68	25
Deferred income	151	160
Enron litigation provision	253	265
Other	335	331
	1,990	1,996
Valuation allowance	(10)	(11)
	1,980	1,985
Future income tax liability		
Premises and equipment	(214)	(183)
Deferred expense	(225)	(245)
Other	(437)	(309)
	(876)	(737)
Net future income tax asset	$ 1,104	$ 1,248

Included in the tax loss carryforwards amount is $31 million of future income tax assets related to losses in our Canadian and U.S. operations (2005 – $3 million) which expire in 10 to 20 years from origination. Also included in the tax loss carryforwards amount is a $27 million tax asset related to capital losses (2005 – $11 million), which has no expiry date.

We believe that, based on all available evidence, it is more likely than not that all of the future income tax assets, net of the valuation allowance, will be realized through a combination of future reversals of temporary differences and taxable income.

Reconciliation to statutory tax rate

	2006		2005		2004	
Income taxes at Canadian statutory tax rate	$ 2,152	34.7%	$ 1,632	34.7%	$ 1,513	35.0%
Increase (decrease) in income taxes resulting from						
Lower average tax rate applicable to subsidiaries	(599)	(9.6)	(251)	(5.3)	(164)	(3.8)
Tax-exempt income from securities	(184)	(3.0)	(85)	(1.8)	(54)	(1.3)
Tax rate change	13	.2	–	–	(10)	(.2)
Other	21	.3	(18)	(.4)	2	.1
Income taxes reported in Consolidated Statements of Income before discontinued operations and effective tax rate	$ 1,403	22.6%	$ 1,278	27.2%	$ 1,287	29.8%

International earnings of certain subsidiaries would be taxed only upon their repatriation to Canada. We have not recognized a future income tax liability for these undistributed earnings as we do not currently expect them to be repatriated. Taxes that would be payable if all foreign subsidiaries' accumulated unremitted earnings were repatriated are estimated at $822 million as at October 31, 2006 (2005 – $745 million; 2004 – $714 million).

Note 25 Earnings per share (1)

	2006	2005	2004
Basic earnings per share			
Net income from continuing operations	$ 4,757	$ 3,437	$ 3,023
Net income (loss) from discontinued operations (2)	(29)	(50)	(220)
Net income	4,728	3,387	2,803
Preferred share dividends	(60)	(42)	(31)
Net gain on redemption of preferred shares	–	4	–
Net income available to common shareholders	$ 4,668	$ 3,349	$ 2,772
Average number of common shares (in thousands)	1,279,956	1,283,433	1,293,465
Basic earnings (loss) per share			
Continuing operations	$ 3.67	$ 2.65	$ 2.31
Discontinued operations	(.02)	(.04)	(.17)
Total	$ 3.65	$ 2.61	$ 2.14
Diluted earnings per share			
Net income available to common shareholders	$ 4,668	$ 3,349	$ 2,772
Average number of common shares (in thousands)	1,279,956	1,283,433	1,293,465
Stock options (3)	14,573	13,686	12,151
Issuable under other stock-based compensation plans	5,256	7,561	5,400
Average number of diluted common shares (in thousands)	1,299,785	1,304,680	1,311,016
Diluted earnings (loss) per share			
Continuing operations	$ 3.61	$ 2.61	$ 2.28
Discontinued operations	(.02)	(.04)	(.17)
Total	$ 3.59	$ 2.57	$ 2.11

(1) The average number of common shares, average number of diluted common shares, and basic and diluted earnings per share have been adjusted retroactively for the stock dividend paid on April 6, 2006. Refer to Note 18.

(2) Refer to Note 11.

(3) The dilutive effect of stock options was calculated using the treasury stock method. During 2006 and 2005, no option was outstanding with an exercise price exceeding the average market price of our common shares. For 2004, we excluded from the calculation of diluted earnings per share 2,174,376 average options outstanding with an exercise price of $31.32 as the exercise price of these options was greater than the average market price of our common shares.

Note 26 Concentrations of credit risk

Concentrations of credit risk exist if a number of clients are engaged in similar activities, or are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate the relative sensitivity of our performance to developments affecting a particular industry or geographic location. The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:

	2006									2005								
	Canada	%	United States	%	Europe	%	Other International	%	Total	Canada	%	United States	%	Europe	%	Other International	%	Total
On-balance sheet assets (1)	$204,488	73%	$ 41,467	15%	$ 27,358	10%	$ 5,112	2%	$278,425	$186,663	77%	$ 32,366	13%	$ 18,813	8%	$ 4,119	2%	$241,961
Off-balance sheet credit instruments (2)																		
Committed and uncommitted (3)	$ 78,851	55%	$ 51,224	35%	$ 12,997	9%	$ 1,802	1%	$144,874	$ 68,391	53%	$ 46,221	35%	$ 13,014	10%	$ 2,542	2%	$130,168
Other	28,563	47	11,563	19	19,776	33	738	1	60,640	33,608	49	11,835	18	22,609	33	176	–	68,228
Derivatives before master netting agreement (4), (5)	9,855	27	9,171	25	15,891	42	2,148	6	37,065	10,276	27	9,682	25	16,638	42	2,146	6	38,742
	$117,269	48%	$ 71,958	30%	$ 48,664	20%	$ 4,688	2%	$242,579	$112,275	47%	$ 67,738	29%	$ 52,261	22%	$ 4,864	2%	$237,138

(1) Includes assets purchased under reverse repurchase agreements and securities borrowed, loans and customers' liability under acceptances. The largest concentrations in Canada are Ontario at 52% (2005 – 41%), Quebec at 15% (2005 – 10%), the Prairies at 14% (2005 – 12%), and British Columbia at 14% (2005 – 11%). No industry accounts for more than 10% of total on-balance sheet credit instruments.
(2) Represents financial instruments with contractual amounts representing credit risk.
(3) Of the commitments to extend credit, the largest industry concentrations relate to financial services of 38% (2005 – 37%), government of 5% (2005 – 6%), commercial real estate of 6% (2005 – 5%), transportation of 3% (2005 – 5%), wholesale of 5% (2005 – 5%), manufacturing of 4% (2005 – 4%), and mining and energy of 13% (2005 – 13%).
(4) The largest concentration by counterparty type of this credit exposure is with banks at 59% (2005 – 60%).
(5) Excludes credit derivatives classified as "other than trading" with a replacement cost of $20 million (2005 – $20 million) which are given guarantee treatment.

Note 27 Guarantees, commitments and contingencies

Guarantees

In the normal course of our business, we enter into numerous agreements that may contain features that meet the definition of a guarantee pursuant to CICA Accounting Guideline 14, *Disclosure of Guarantees* (AcG-14). AcG-14 defines a guarantee to be a contract (including an indemnity) that contingently requires us to make payments (either in cash, financial instruments, other assets, our own shares or provision of services) to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of another third party to pay its indebtedness when due. The maximum potential amount of future payments represents the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.

The table below summarizes significant guarantees we have provided to third parties:

	2006		2005	
	Maximum potential amount of future payments	Carrying amount	Maximum potential amount of future payments	Carrying amount
Credit derivatives and written put options (1), (2)	$ 54,723	$ 352	$ 28,662	$ 465
Backstop liquidity facilities	34,342	–	29,611	–
Stable value products (2)	16,098	–	12,567	–
Financial standby letters of credit and performance guarantees (3)	15,902	17	14,417	16
Credit enhancements	4,155	–	3,179	–
Mortgage loans sold with recourse (4)	204	–	388	–
Securities lending indemnifications (5)	–	–	32,550	–

(1) The carrying amount is included in Other – Derivative-related amounts on our Consolidated Balance Sheets.
(2) The notional amount of these contracts appropriates the maximum potential amount of future payments.
(3) The carrying amount is included in Other – Other liabilities on our Consolidated Balance Sheets.
(4) As at October 31, 2006, the amount related to discontinued operations was nil (October 31, 2005 – $174 million). Refer to Note 11. The October 31, 2005 amount was revised to include the $174 million.
(5) Substantially all of our securities lending activities are now transacted through our new joint venture, RBC Dexia IS. As at October 31, 2006, RBC Dexia IS securities lending indemnifications totalled $45,614 million (2005 – nil); we are exposed to 50% of this amount.

Credit derivatives and written put options

Our clients may enter into credit derivatives or written put options for speculative or hedging purposes. AcG-14 defines a guarantee to include derivative contracts that contingently require us to make payments to a guaranteed party based on changes in an underlying that is related to an asset, a liability or an equity security of a guaranteed party. We have only disclosed amounts for transactions where it would be probable, based on the information available to us, that the client would use the credit derivative or written put option to protect against changes in an underlying that is related to an asset, a liability or an equity security held by the client.

We enter into written credit derivatives that are over-the-counter contractual agreements to compensate another party for its financial loss following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or loan. The terms of these credit derivatives vary based on the contract and can range up to 15 years.

We enter into written put options that are contractual agreements under which we grant the purchaser the right, but not the obligation, to sell, by or at a set date, a specified amount of a financial instrument at a predetermined price. Written put options that typically qualify as guarantees include foreign exchange contracts, equity-based contracts and certain commodity-based contracts. The terms of these options vary based on the contract and can range up to five years.

Collateral we hold for credit derivatives and written put options is managed on a portfolio basis and may include cash, government T-bills and bonds.

Backstop liquidity facilities

Backstop liquidity facilities are provided to asset-backed commercial paper conduit programs (programs) administered by us and third parties, as an alternative source of financing in the event that such programs are unable to access commercial paper markets, or in limited circumstances, when predetermined performance measures of the financial assets owned by these programs are not met. The liquidity facilities' terms can range up to five years. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy or to purchase non-performing or defaulted assets. None of the backstop liquidity facilities that we have provided have been drawn upon.

Stable value products

We sell stable value products that offer book value protection primarily to plan sponsors of *Employee Retirement Income Security Act of 1974* (ERISA)-governed pension plans such as 401(k) plans, 457 plans, etc. The book value protection is provided on portfolios of intermediate/short-term investment-grade fixed income securities and is intended to cover any shortfall in the event that plan participants withdraw funds when market value is below book value. We retain the option to exit the contract at any time. For stable value products, collateral we hold is managed on a portfolio basis and may include cash, government T-bills and bonds.

Financial standby letters of credit and performance guarantees

Financial standby letters of credit and performance guarantees represent irrevocable assurances that we will make payments in the event that a client cannot meet its obligations to third parties. The term of these guarantees can range up to eight years. Our policy for requiring collateral security with respect to these instruments and the types of collateral security held is generally the same as for loans. When collateral security is taken, it is determined on an account-by-account basis according to the risk of the borrower and the specifics of the transaction. Collateral security may include cash, securities and other assets pledged.

Credit enhancements

We provide partial credit enhancement to multi-seller programs administered by us to protect commercial paper investors in the event that the collection of the underlying assets, the transaction-specific credit enhancement or the liquidity proves to be insufficient to pay for maturing commercial paper. Each of the asset pools is structured to achieve a high investment-grade credit profile through credit enhancement related to each transaction. The term of these credit facilities is between one and four years.

Mortgage loans sold with recourse

Through our various agreements with investors, we may be required to repurchase U.S. originated mortgage loans sold to an investor if the loans are uninsured for greater than one year, or refund any premium received where mortgage loans are prepaid or in default within 120 days. The mortgage loans are fully collateralized by residential properties.

Securities lending indemnifications

In securities lending transactions, we act as an agent for the owner of a security, who agrees to lend the security to a borrower for a fee, under the terms of a pre-arranged contract. The borrower must fully collateralize the security loaned at all times. As part of this custodial business, an indemnification may be provided to security lending customers to ensure that the fair value of securities loaned will be returned in the event that the borrower fails to return the borrowed securities and the collateral held is insufficient to cover the fair value of those securities. These indemnifications normally terminate without being drawn upon. The term of these indemnifications varies, as the securities loaned are recallable on demand. The majority of the collateral held for our securities lending transactions includes cash, equities, convertible bonds, and securities that are issued or guaranteed by the Canadian government, U.S. government or other OECD countries.

Indemnifications

In the normal course of our operations, we provide indemnifications which are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require us to compensate the counterparties for costs incurred as a result of changes in laws and regulations (including tax legislation) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. Historically, we have not made any significant payments under such indemnifications.

Off-balance sheet credit instruments

We utilize off-balance sheet credit instruments to meet the financing needs of our clients. The contractual amounts of these credit instruments represent the maximum possible credit risk without taking into account the fair value of any collateral, in the event other parties fail to perform their obligations under these instruments. Our credit review process, our policy for requiring collateral security and the types of collateral security held are generally the same as for loans. Many of these instruments expire without being drawn upon. As a result, the contractual amounts may not necessarily represent our actual future credit risk exposure or cash flow requirements.

Commitments to extend credit represent unused portions of authorizations to extend credit in the form of loans, bankers' acceptances or letters of credit.

In securities lending transactions, we lend our own or our clients' securities to a borrower for a fee under the terms of a pre-arranged contract. The borrower must fully collateralize the security loaned at all times.

Uncommitted amounts represent an amount for which we retain the option to extend credit to a borrower.

Guarantees and standby letters of credit include credit enhancement facilities, written put options, other-than-trading credit derivatives, and standby and performance guarantees. These instruments represent irrevocable assurances that we will make payments in the event that a client cannot meet its obligations to third parties.

Documentary and commercial letters of credit, which are written undertakings by us on behalf of a client authorizing a third party to draw drafts on us up to a stipulated amount under specific terms and conditions, are collateralized by the underlying shipment of goods to which they relate.

A note issuance facility represents an underwriting agreement that enables a borrower to issue short-term debt securities. A revolving underwriting facility represents a renewable note issuance facility that can be accessed for a specified period of time.

The following table summarizes the contractual amounts of our off-balance sheet credit instruments:

Off-balance sheet credit instruments

	2006	2005
Commitments to extend credit (1)		
Original term to maturity of 1 year or less	$ 57,154	$ 50,843
Original term to maturity of more than 1 year	42,222	34,410
Securities lending	38,185	48,750
Uncommitted amounts	45,498	44,915
Guarantees and standby letters of credit	21,734	18,786
Documentary and commercial letters of credit	713	685
Note issuance and revolving underwriting facilities	8	7
	$ 205,514	$ 198,396

(1) Includes liquidity facilities.

Pledged assets

In the ordinary course of business, we pledge assets recorded on our Consolidated Balance Sheets. Details of assets pledged against liabilities are shown in the following tables:

Pledged assets

	2006	2005
Cash and due from banks	$ 100	$ 64
Interest-bearing deposits with banks	1,936	1,488
Loans	187	624
Securities	56,580	31,915
Assets purchased under reverse repurchase agreements	36,788	36,878
Other assets	941	626
	$ 96,532	$ 71,595

	2006	2005
Assets pledged to:		
Foreign governments and central banks	$ 1,794	$ 1,370
Clearing systems, payment systems and depositories	2,309	1,510
Assets pledged in relation to:		
Securities borrowing and lending	38,118	27,532
Obligations related to securities sold under repurchase agreements	44,651	32,266
Derivative transactions	6,547	5,506
Other	3,113	3,411
	$ 96,532	$ 71,595

Collateral

As at October 31, 2006, the approximate market value of collateral accepted that may be sold or repledged by us was $109.1 billion (2005 – $82.2 billion). This collateral was received in connection with reverse repurchase agreements, securities borrowings and loans, and derivative transactions. Of this amount, $48.0 billion (2005 – $47.8 billion) has been sold or repledged, generally as collateral under repurchase agreements or to cover short sales.

Lease commitments

Minimum future rental commitments for premises and equipment under long-term non-cancellable operating and capital leases for the next five years and thereafter are as follows:

Lease commitments (1)

2007	$ 419
2008	378
2009	326
2010	268
2011	227
Thereafter	868
	$ 2,486

(1) Substantially all of our lease commitments are related to operating leases.

Litigation

Enron Corp. (Enron) litigation

A purported class of purchasers of Enron who publicly traded equity and debt securities between January 9, 1999, and November 27, 2001, has named Royal Bank of Canada and certain related entities as defendants in an action entitled *Regents of the University of California* v. *Royal Bank of Canada* in the United States District Court, Southern District of Texas (Houston Division). This case has been consolidated with the lead action entitled *Newby* v. *Enron Corp.*, which is the main consolidated purported Enron shareholder class action wherein similar claims have been made against numerous other financial institutions, law firms, accountants, and certain current and former officers and directors of Enron. In addition, Royal Bank of Canada and certain related entities have been named as defendants in several other Enron-related cases, which are filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. Royal Bank of Canada is also a third-party defendant in cases in which Enron's accountants, Arthur Andersen LLP, filed third-party claims against a number of parties, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in these actions.

We review the status of these matters on an ongoing basis and will exercise our judgment in resolving them in such manner as we believe to be in our best interests. As with any litigation, there are significant uncertainties surrounding the timing and outcome. Uncertainty is exacerbated as a result of the large number of cases, the multiple defendants in many of them, the novel issues presented, and the current difficult litigation environment. Although it is not possible to predict the ultimate outcome of these lawsuits, the timing of their resolution or our exposure, during the fourth quarter of 2005, we established a litigation provision of $591 million (US$500 million) or $326 million after tax (US$276 million). We believe the ultimate resolution of these lawsuits and other proceedings, while not likely to have a material adverse effect on our consolidated financial position, may be material to our operating results for the particular period in which the resolution occurs, notwithstanding the provision established in 2005. We will continue to vigorously defend ourselves in these cases.

On July 27, 2005, Royal Bank of Canada reached an agreement to settle its part of the MegaClaims lawsuit brought by Enron in the United States Bankruptcy Court for the Southern District of New York against Royal Bank of Canada and a number of other financial institutions. Under the agreement, Royal Bank of Canada agreed to pay Enron, and expensed in the third quarter of 2005, $31 million (US$25 million) in cash to settle the claims that have been asserted by Enron against the bank and certain related entities. Enron allowed $140 million (US$114 million) in claims filed against the Enron bankruptcy estate by the bank, including a $61 million (US$50 million) claim previously transferred by the bank, that were the subject of a separate proceeding in the bankruptcy court, in exchange for a cash payment to Enron of $29 million (US$24 million) which was expensed in the fourth quarter of 2005. The agreement was approved by U.S. federal bankruptcy court on November 29, 2005, and resolved all claims between the bank and Enron related to Enron's bankruptcy case. Payment was made by us in fiscal 2006 in accordance with the agreement and all actions by the Enron estate against Royal Bank of Canada were dismissed.

Other

Various other legal proceedings are pending that challenge certain of our practices or actions. We consider that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

Note 28 Contractual repricing and maturity schedule

The table below details our exposure to interest rate risk as defined and prescribed by the CICA Handbook Section 3860, *Financial Instruments – Disclosure and Presentation*. On- and off-balance sheet financial instruments are reported based on the earlier of their contractual repricing date or maturity date. Effective interest rates have been disclosed where applicable. The effective rates shown represent historical rates for fixed-rate instruments carried at amortized cost and current market rates for floating-rate instruments or instruments carried at fair value. The table below does not incorporate management's expectation of future events where expected repricing or maturity dates differ significantly from the contractual dates. We incorporate these assumptions in the management of interest rate risk exposure. These assumptions include expected repricing of trading instruments and certain loans and deposits. Taking into account these assumptions on the consolidated contractual repricing and maturity schedule at October 31, 2006, would result in a change in the under one-year gap from $(79.8) billion to $(40.2) billion (2005 – $(79.5) billion to $(39.7) billion).

Carrying amount by earlier of contractual repricing or maturity date

	Immediately rate-sensitive	Under 3 months	3 to 6 months	Over 6 to 12 months	Over 1 to 5 years	Over 5 years	Non-rate-sensitive	Total
Assets								
Cash and deposits with banks	$ –	$ 11,104	$ –	$ –	$ 2,036	$ –	$ 1,763	$ 14,903
Effective interest rate	–	4.33%	–	–	4.22%	–	–	
Securities								
Trading account	–	30,399	5,706	5,238	24,093	23,436	58,365	147,237
Effective interest rate	–	4.69%	4.69%	4.62%	4.62%	4.85%	–	
Investment account and loan substitute	–	10,163	1,346	1,781	14,378	6,809	3,155	37,632
Effective interest rate	–	4.90%	4.93%	4.94%	4.58%	4.80%	–	
Assets purchased under reverse repurchase agreements	–	58,454	924	–	–	–	–	59,378
Effective interest rate	–	5.14%	4.33%	–	–	–	–	
Loans (net of allowance for loan losses)	92,469	21,230	8,288	11,953	68,574	5,873	143	208,530
Effective interest rate	–	5.93%	5.56%	5.49%	5.28%	5.96%	–	
Other assets	–	–	–	–	–	–	69,100	69,100
	$ 92,469	$131,350	$ 16,264	$ 18,972	$109,081	$ 36,118	$132,526	$ 536,780
Liabilities								
Deposits	$137,738	$103,805	$ 18,085	$ 31,312	$ 43,391	$ 5,454	$ 3,738	$ 343,523
Effective interest rate	–	4.44%	4.31%	3.92%	3.79%	4.86%	–	
Obligations related to assets sold under repurchase agreements	–	39,191	886	491	–	–	535	41,103
Effective interest rate	–	4.74%	4.33%	4.28%	–	–	–	
Obligations related to securities sold short	–	757	195	310	10,769	10,442	15,779	38,252
Effective interest rate	–	4.44%	4.49%	4.54%	4.53%	4.59%	–	
Other liabilities	–	–	–	–	650	750	81,501	82,901
Effective interest rate	–	–	–	–	7.29%	7.18%	–	
Subordinated debentures	–	912	–	483	4,413	1,295	–	7,103
Effective interest rate	–	5.51%	–	6.75%	5.12%	6.48%	–	
Non-controlling interest in subsidiaries	–	–	–	–	1,200	–	575	1,775
Effective interest rate	–	–	–	–	4.87%	–	–	
Shareholders' equity	–	150	–	–	–	900	21,073	22,123
Effective interest rate	–	5.50%	–	–	–	4.68%	–	
	$137,738	$144,815	$ 19,166	$ 32,596	$ 60,423	$ 18,841	$123,201	$ 536,780
On-balance sheet gap	$ (45,269)	$ (13,465)	$ (2,902)	$(13,624)	$ 48,658	$ 17,277	$ 9,325	$ –
Off-balance sheet financial instruments (1)								
Derivatives used for asset/liability management purposes								
Pay side instruments	$ –	$ (42,054)	$ (961)	$ (2,328)	$ (27,368)	$ (7,204)	$ –	$ (79,915)
Effective interest rate	–	4.34%	4.35%	4.22%	4.41%	4.77%	–	
Receive side instruments	–	40,333	4,980	4,932	19,145	10,525	–	79,915
Effective interest rate	–	4.34%	4.32%	4.68%	4.61%	4.99%	–	
Derivatives used for trading purposes	–	(517)	(15,811)	6,884	26,784	12,947	(30,287)	–
Effective interest rate	–	4.33%	4.33%	4.31%	4.22%	4.41%	–	
Total off-balance sheet financial instruments	$ –	$ (2,238)	$(11,792)	$ 9,488	$ 18,561	$ 16,268	$ (30,287)	$ –
Total gap	$ (45,269)	$ (15,703)	$(14,694)	$ (4,136)	$ 67,219	$ 33,545	$ (20,962)	$ –
Canadian dollar	(26,367)	(24,559)	5,204	(1,764)	52,937	11,628	(17,083)	(4)
Foreign currency	(18,902)	8,856	(19,898)	(2,372)	14,282	21,917	(3,879)	4
Total gap	$ (45,269)	$ (15,703)	$(14,694)	$ (4,136)	$ 67,219	$ 33,545	$ (20,962)	$ –
Canadian dollar – 2005	$ (14,858)	$ (34,024)	$ 2,619	$ (6,791)	$ 48,941	$ 11,125	$ (7,010)	$ 2
Foreign currency – 2005	(14,527)	1,870	(19,392)	5,600	18,045	13,771	(5,369)	(2)
Total gap – 2005	$ (29,385)	$ (32,154)	$(16,773)	$ (1,191)	$ 66,986	$ 24,896	$ (12,379)	$ –

(1) Represents net notional amounts.

Note 29 Related party transactions

In the ordinary course of business, we provide normal banking services, operational services and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related parties. Refer to Note 9.

We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. In addition, we offer deferred share and other plans to non-employee directors, executives and certain other key employees. Refer to Note 21.

Note 30 Results by business and geographic segment

2006	RBC Canadian Personal and Business	RBC U.S. and International Personal and Business	RBC Capital Markets	Corporate Support	Total	Canada	United States	Other International
Net interest income	$ 5,941	$ 1,109	$ 201	$ (489)	$ 6,762	$ 6,011	$ 108	$ 643
Non-interest income	7,440	1,763	4,492	180	13,875	7,552	4,397	1,926
Total revenue	13,381	2,872	4,693	(309)	20,637	13,563	4,505	2,569
Provision for (recovery of) credit losses	604	26	(115)	(86)	429	456	(28)	1
Insurance policyholder benefits, claims and acquisition expense	2,509	–	–	–	2,509	1,379	683	447
Non-interest expense	6,140	2,260	3,058	37	11,495	7,056	3,038	1,401
Business realignment charges	–	1	(1)	–	–	–	–	–
Net income (loss) before income taxes	4,128	585	1,751	(260)	6,204	4,672	812	720
Income taxes	1,334	135	364	(430)	1,403	1,458	14	(69)
Non-controlling interest	–	6	(20)	58	44	37	(1)	8
Net income (loss) from continuing operations	$ 2,794	$ 444	$ 1,407	$ 112	$ 4,757	$ 3,177	$ 799	$ 781
Net loss from discontinued operations	–	(29)	–	–	(29)	–	(29)	–
Net income (loss)	$ 2,794	$ 415	$ 1,407	$ 112	$ 4,728	$ 3,177	$ 770	$ 781
Average assets from continuing operations (1)	$200,700	$ 39,000	$267,800	$ (5,400)	$502,100	$287,200	$113,300	$101,600
Average assets from discontinued operations (1)	–	200	–	–	200	–	200	–
Total average assets (1)	$200,700	$ 39,200	$267,800	$ (5,400)	$502,300	$287,200	$113,500	$101,600

2005	RBC Canadian Personal and Business	RBC U.S. and International Personal and Business	RBC Capital Markets	Corporate Support	Total	Canada	United States	Other International
Net interest income	$ 5,348	$ 1,108	$ 607	$ (293)	$ 6,770	$ 5,605	$ 608	$ 557
Non-interest income	7,151	1,620	3,455	188	12,414	6,901	3,955	1,558
Total revenue	12,499	2,728	4,062	(105)	19,184	12,506	4,563	2,115
Provision for (recovery of) credit losses	542	51	(91)	(47)	455	433	23	(1)
Insurance policyholder benefits, claims and acquisition expense	2,625	–	–	–	2,625	1,270	809	546
Non-interest expense	5,872	2,150	3,274	61	11,357	6,685	3,595	1,077
Business realignment charges	7	(2)	1	39	45	45	–	–
Net income (loss) before income taxes	3,453	529	878	(158)	4,702	4,073	136	493
Income taxes	1,149	135	137	(143)	1,278	1,329	(76)	25
Non-controlling interest	–	7	(19)	(1)	(13)	(30)	12	5
Net income (loss) from continuing operations	$ 2,304	$ 387	$ 760	$ (14)	$ 3,437	$ 2,774	$ 200	$ 463
Net loss from discontinued operations	–	(50)	–	–	(50)	–	(50)	–
Net income (loss)	$ 2,304	$ 337	$ 760	$ (14)	$ 3,387	$ 2,774	$ 150	$ 463
Average assets from continuing operations (1)	$182,400	$ 37,700	$ 229,300	$ (4,100)	$ 445,300	$ 263,200	$ 92,400	$ 89,700
Average assets from discontinued operations (1)	–	1,800	–	–	1,800	–	1,800	–
Total average assets (1)	$182,400	$ 39,500	$229,300	$ (4,100)	$447,100	$263,200	$ 94,200	$ 89,700

2004	RBC Canadian Personal and Business	RBC U.S. and International Personal and Business	RBC Capital Markets	Corporate Support	Total	Canada	United States	Other International
Net interest income	$ 4,876	$ 989	$ 847	$ (314)	$ 6,398	$ 5,011	$ 934	$ 453
Non-interest income	6,337	1,713	3,086	268	11,404	6,121	3,743	1,540
Total revenue	11,213	2,702	3,933	(46)	17,802	11,132	4,677	1,993
Provision for (recovery of) credit losses	410	80	(108)	(36)	346	343	61	(58)
Insurance policyholder benefits, claims and acquisition expense	2,124	–	–	–	2,124	909	872	343
Non-interest expense	5,630	2,330	2,845	28	10,833	6,395	3,457	981
Business realignment charges	63	23	27	64	177	142	29	6
Net income (loss) before income taxes	2,986	269	1,169	(102)	4,322	3,343	258	721
Income taxes	943	52	334	(42)	1,287	1,166	45	76
Non-controlling interest	–	3	8	1	12	6	1	5
Net income (loss) from continuing operations	$ 2,043	$ 214	$ 827	$ (61)	$ 3,023	$ 2,171	$ 212	$ 640
Net loss from discontinued operations	–	(220)	–	–	(220)	–	(220)	–
Net income (loss)	$ 2,043	$ (6)	$ 827	$ (61)	$ 2,803	$ 2,171	$ (8)	$ 640
Average assets from continuing operations (1)	$164,100	$ 37,100	$219,300	$ (2,300)	$ 418,200	$ 238,000	$ 89,500	$ 90,700
Average assets from discontinued operations (1)	–	3,200	–	–	3,200	–	3,200	–
Total average assets (1)	$164,100	$ 40,300	$219,300	$ (2,300)	$421,400	$238,000	$ 92,700	$ 90,700

(1) Calculated using methods intended to approximate the average of the daily balances for the period.

Revenue by business lines

	2006	2005	2004
Banking (1)	$ 8,411	$ 7,971	$ 7,367
Wealth management	4,494	3,945	3,673
Global insurance	3,348	3,311	2,875
Global markets	2,579	2,256	2,268
Global investment banking and equity markets	1,250	979	941
RBC Dexia IS (2)	558	500	455
Other (3)	(3)	222	223
Total	$ 20,637	$ 19,184	$ 17,802

(1) Includes cards and payment solutions.
(2) The amount for 2006 includes two months of revenue from Institutional & Investor Services and our 50% proportionate share of nine months of revenue from RBC Dexia IS for the year ended October 31, 2006. Comparative amounts for 2005 and 2004 only represent revenue from IIS.
(3) Consists of National Clients, Research and Global Credit, and includes the teb adjustment which is discussed below.

Composition of business segments

For management reporting purposes, our operations and activities are organized into three business segments: RBC Canadian Personal and Business, RBC U.S. and International Personal and Business, and RBC Capital Markets. RBC Canadian Personal and Business consists of banking and wealth management businesses in Canada and our global insurance business, and its results reflect how it is managed, inclusive of securitized assets and related amounts for income and provision for credit losses. RBC U.S. and International Personal and Business consists of our banking and retail brokerage businesses in the U.S., banking in the Caribbean and international private banking. RBC Capital Markets provides a wide range of corporate and investment banking, sales and trading, research and related products and other services. All other enterprise level activities that are not allocated to these three business segments, such as securitization and other items and net charges associated with unattributed capital, are reported under Corporate Support. Consolidation adjustments, including the elimination of the taxable equivalent basis gross-up amounts reported in Net interest income and provision for income taxes, are also included in Corporate Support.

Our management reporting framework is intended to measure the performance of each business segment as if it was a stand-alone business and reflect the way that business segment is managed. This approach ensures our business segments' results reflect all relevant revenue and expenses associated with the conduct of their business and depicts how management views those results. These items do not impact our consolidated results.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, estimates and methodologies for allocating overhead costs and indirect expenses to our business segments and that assists in the attribution of capital and the transfer pricing of funds to our business segments in a manner that fairly and consistently measures and aligns the economic costs with the underlying benefits and risks of that specific business segment. Activities and business conducted between our business segments are generally at market rates. All other enterprise level activities that are not allocated to our three business segments are reported under Corporate Support.

Our assumptions and methodologies used in our management reporting framework are periodically reviewed by management to ensure they remain valid. The capital attribution methodologies involve a number of assumptions and estimates that are revised periodically.

Changes during 2006

During 2006, we implemented the following changes in our business segments:

We started to report Net interest income, Total revenue and Net income before income taxes of our RBC Capital Markets segment on a taxable equivalent basis (teb). Net interest income from tax-advantaged sources, primarily related to Canadian taxable dividends, is grossed up to its effective tax equivalent value with a corresponding offset recorded in the provision for income taxes. Management believes these adjustments are necessary to reflect how RBC Capital Markets is managed since it enhances the comparability of revenue across our taxable and tax-advantaged sources. The use of teb adjustments and measures may not be comparable to similar GAAP measures or similarly adjusted amounts at other financial institutions. The teb adjustment of $213 million in RBC Capital Markets (2005 – $109 million; 2004 – $55 million) is eliminated in Corporate Support.

We have also implemented certain revisions to our overhead and transfer pricing methodologies, and transferred our housing tax credit syndication business from RBC U.S. and International Personal and Business to RBC Capital Markets. In addition, we reclassified changes in fair value of certain derivative instruments designated as economic hedges of our stock-based compensation plans from Non-interest income to Non-interest expense (refer to Note 1). We also reclassified certain amounts out of Non-interest income into Net interest income in our RBC Canadian Personal and Business segment to correspond with our management reporting, and the reclassification is eliminated in Corporate Support. The comparative results have been updated to reflect these changes.

We have included in the Total average assets of RBC Canadian Personal and Business the residential mortgages that have been securitized; the consolidation adjustment is included in Corporate Support. The comparative amounts of Total average assets have been revised to reflect this change.

Geographic segments

For geographic reporting, our segments are grouped into Canada, United States and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions and prospects for growth due to positive economic changes. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of our clients. Transactions are recorded in the local currency and are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

Note 31 Reconciliation of Canadian and United States generally accepted accounting principles

The Consolidated Financial Statements are prepared in accordance with Subsection 308 of the *Bank Act* (Canada), which states that except as otherwise specified by the OSFI, the Consolidated Financial Statements are to be prepared in accordance with Canadian GAAP. As required by the U.S. Securities and Exchange Commission (SEC), material differences between Canadian and U.S. GAAP are quantified and described below:

Condensed Consolidated Balance Sheets

	2006			2005		
	Canadian GAAP	Differences	U.S. GAAP	Canadian GAAP	Differences	U.S. GAAP
Assets						
Cash and due from banks	$ 4,401	$ (101)	$ 4,300	$ 5,001	$ –	$ 5,001
Interest-bearing deposits with banks	10,502	(4,223)	6,279	5,237	(32)	5,205
Securities						
Trading account	147,237	(282)	146,955	125,760	(977)	124,783
Investment account	36,976	(36,976)	–	34,060	(34,060)	–
Loan substitute	656	(656)	–	675	(675)	–
Available for sale	–	37,535	37,535	–	34,729	34,729
	184,869	(379)	184,490	160,495	(983)	159,512
Assets purchased under reverse repurchase agreements and securities borrowed	59,378	(2,148)	57,230	42,973	–	42,973
Loans (net of allowance for loan losses)	208,530	(111)	208,419	190,416	939	191,355
Other						
Customers' liability under acceptances	9,108	–	9,108	7,074	–	7,074
Derivative-related amounts	37,729	717	38,446	38,834	1,157	39,991
Premises and equipment, net	1,818	(86)	1,732	1,708	(33)	1,675
Goodwill	4,304	(61)	4,243	4,203	45	4,248
Other intangibles	642	(211)	431	409	–	409
Reinsurance recoverables	–	1,182	1,182	–	1,190	1,190
Separate account assets	–	111	111	–	105	105
Assets of operations held for sale	82	–	82	263	–	263
Other assets	15,417	24,893	40,310	12,908	26,917	39,825
	69,100	26,545	95,645	65,399	29,381	94,780
	$ 536,780	$ 19,583	$ 556,363	$ 469,521	$ 29,305	$ 498,826
Liabilities and shareholders' equity						
Deposits	$ 343,523	$ (9,466)	$ 334,057	$ 306,860	$ 28	$ 306,888
Other						
Acceptances	9,108	–	9,108	7,074	–	7,074
Obligations related to securities sold short	38,252	(1,188)	37,064	32,391	1,647	34,038
Obligations related to assets sold under repurchase agreements and securities loaned	41,103	(1,141)	39,962	23,381	–	23,381
Derivative-related amounts	42,094	312	42,406	42,592	579	43,171
Insurance claims and policy benefit liabilities	7,337	2,686	10,023	7,117	2,643	9,760
Separate account liabilities	–	111	111	–	105	105
Liabilities of operations held for sale	32	–	32	40	–	40
Other liabilities	22,649	27,877	50,526	18,408	23,916	42,324
	160,575	28,657	189,232	131,003	28,890	159,893
Subordinated debentures	7,103	300	7,403	8,167	407	8,574
Trust capital securities	1,383	(1,383)	–	1,400	(1,400)	–
Preferred share liabilities	298	(298)	–	300	(300)	–
Non-controlling interest in subsidiaries	1,775	1,083	2,858	1,944	1,434	3,378
Shareholders' equity (1)	22,123	690	22,813	19,847	246	20,093
	$ 536,780	$ 19,583	$ 556,363	$ 469,521	$ 29,305	$ 498,826

(1) Included in our consolidated earnings as at October 31, 2006 was $293 million undistributed earnings of our joint ventures and investments accounted for using the equity method under U.S. GAAP.

Condensed Consolidated Statements of Income

		2006		2005		2004
Net income from continuing operations, Canadian GAAP	$	4,757	$	3,437	$	3,023
Differences:						
Net interest income						
Derivative instruments and hedging activities		(22)		36		10
Variable interest entities		–		–		(19)
Joint ventures		(75)		–		–
Liabilities and equity		115		115		166
Non-interest income						
Insurance accounting		(544)		(606)		(603)
Derivative instruments and hedging activities		(31)		11		(1)
Reclassification of securities		14		27		7
Variable interest entities		(10)		–		–
Limited partnerships		(3)		(9)		(11)
Joint ventures		(458)		(171)		(146)
Other		(33)		(4)		–
Provision for (recovery of) credit losses						
Reclassification of securities		–		–		(1)
Joint ventures		2		18		–
Insurance policyholder benefits, claims and acquisition expense						
Insurance accounting		471		584		582
Non-interest expense						
Stock appreciation rights		16		25		(3)
Insurance accounting		75		72		47
Joint ventures		440		118		114
Variable interest entities		2		–		(35)
Other		29		–		(1)
Income taxes and net differences in income taxes due to the above items		95		(13)		35
Non-controlling interest in net income of subsidiaries						
Variable interest entities		8		–		52
Joint ventures		3		–		–
Liabilities and equity		(101)		(101)		(152)
Net income from continuing operations, U.S. GAAP	$	4,750	$	3,539	$	3,064
Net loss from discontinued operations, Canadian GAAP	$	(29)	$	(50)	$	(220)
Difference – Other		–		5		(5)
Net loss from discontinued operations, U.S. GAAP	$	(29)	$	(45)	$	(225)
Net income, U.S. GAAP	$	4,721	$	3,494	$	2,839
Basic earnings per share (1), (2)						
Canadian GAAP	$	3.65	$	2.61	$	2.14
U.S. GAAP	$	3.62	$	2.67	$	2.16
Basic earnings per share from continuing operations						
Canadian GAAP	$	3.67	$	2.65	$	2.31
U.S. GAAP	$	3.64	$	2.71	$	2.33
Basic earnings (loss) per share from discontinued operations						
Canadian GAAP	$	(.02)	$	(.04)	$	(.17)
U.S. GAAP	$	(.02)	$	(.04)	$	(.17)
Diluted earnings per share (1), (2)						
Canadian GAAP	$	3.59	$	2.57	$	2.11
U.S. GAAP	$	3.57	$	2.63	$	2.13
Diluted earnings per share from continuing operations						
Canadian GAAP	$	3.61	$	2.61	$	2.28
U.S. GAAP	$	3.59	$	2.67	$	2.30
Diluted earnings (loss) per share from discontinued operations						
Canadian GAAP	$	(.02)	$	(.04)	$	(.17)
U.S. GAAP	$	(.02)	$	(.04)	$	(.17)

(1) Two-class method of calculating earnings per share: The impact of calculating earnings per share using the two-class method reduced U.S. GAAP basic and diluted earnings per share for the years ended October 31, 2006, 2005 and 2004 by less than one cent. Please refer to material differences between Canadian and U.S. GAAP for details of this two-class method.

(2) The basic and diluted earnings per share have been adjusted retroactively for the stock dividend paid on April 6, 2006. Refer to Note 18.

Condensed Consolidated Statements of Cash Flows (1)

	2006	2005	2004
Cash flows from (used in) operating activities, Canadian GAAP	$ (14,996)	$ (29,527)	$ 1,931
U.S. GAAP adjustment for net income	(8)	102	41
Adjustments to determine net cash from (used in) operating activities			
Provision for (recovery of) credit losses	(2)	(18)	1
Depreciation	(20)	(4)	(12)
Future income taxes	271	(135)	256
Amortization of other intangibles	(20)	–	–
Loss on investment in associated corporations and limited partnerships	–	–	15
Net gain on sale of investment account securities	–	3	(59)
Changes in operating assets and liabilities			
Insurance claims and policy benefit liabilities	43	(438)	(1,385)
Net change in accrued interest receivable and payable	(120)	(1)	(83)
Derivative-related assets	440	41	(186)
Derivative-related liabilities	(267)	(90)	12
Trading account securities	(695)	(710)	314
Reinsurance recoverable	(8)	(511)	1,620
Net change in brokers and dealers receivable and payable	3,872	(2,504)	(118)
Other	2,446	2,099	(43)
Net cash from (used in) operating activities, U.S. GAAP	(9,064)	(31,693)	2,304
Cash flows from (used in) investing activities, Canadian GAAP	(43,235)	(7,727)	(15,765)
Change in interest-bearing deposits with banks	4,191	48	551
Change in loans, net of loan securitizations	1,050	28	1,027
Proceeds from sale of investment account securities	(14,709)	(25,628)	(18,427)
Proceeds from maturity of investment account securities	(28,203)	(18,405)	(38,088)
Purchases of investment account securities	38,474	36,373	50,911
Proceeds from sale of available-for-sale securities	14,727	25,651	18,453
Proceeds from maturity of available-for-sale securities	28,204	18,405	38,093
Purchases of available-for-sale securities	(38,383)	(36,130)	(51,328)
Change in loan substitute securities	(19)	(26)	376
Net acquisitions of premises and equipment	73	12	22
Change in assets purchased under reverse repurchase agreements and securities borrowed	2,148	–	–
Net cash from (used in) investing activities, U.S. GAAP	(35,682)	(7,399)	(14,175)
Cash flows from (used in) financing activities, Canadian GAAP	57,711	38,666	14,675
Change in deposits	(36,663)	(35,001)	(11,814)
Change in deposits – Canada	(299)	15,522	14,927
Change in deposits – International	27,468	19,791	(3,870)
Issue of RBC Trust Capital Securities (RBC TruCS)	-	(1,200)	-
Issue of preferred shares	(7)	–	-
Issuance costs	7	3	-
Issue of common shares	1	(1)	-
Purchases of treasury shares	(2)	7	(12)
Change in obligations related to assets sold under repurchase agreements and securities loaned	(1,141)	–	-
Dividends paid	(13)	(14)	(14)
Dividends/distributions paid by subsidiaries to non-controlling interests	(102)	(102)	(102)
Change in obligations related to securities sold short	(2,835)	2,837	(1,078)
Change in short-term borrowings of subsidiaries	–	(4)	–
Net cash from (used in) financing activities, U.S. GAAP	44,125	40,504	12,712
Effect of exchange rate changes on cash and due from banks	(80)	(122)	(17)
Net change in cash and due from banks	(701)	1,290	824
Cash and due from banks at beginning of year	5,001	3,711	2,887
Cash and due from banks at end of year, U.S. GAAP	$ 4,300	$ 5,001	$ 3,711

(1) Canadian and U.S. GAAP cash flow reconciling items relating to discontinued operations were not material.

Accumulated other comprehensive income (loss), net of taxes (1)

	2006	2005	2004
Unrealized gains and losses on available-for-sale securities	$ 191	$ 83	$ 178
Unrealized foreign currency translation gains and losses, net of hedging activities	(2,000)	(1,768)	(1,551)
Gains and losses on derivatives designated as cash flow hedges	(52)	(165)	(192)
Additional pension obligation	(62)	(313)	(67)
Accumulated other comprehensive income (loss), net of income taxes	$ (1,923)	$ (2,163)	$ (1,632)

(1) Accumulated other comprehensive income is a separate component of Shareholders' equity under U.S. GAAP.

Consolidated Statements of Comprehensive Income

		2006		2005		2004
Net income, U.S. GAAP	$	4,721	$	3,494	$	2,839
Other comprehensive income, net of taxes						
Changes in unrealized gains and losses on available-for-sale securities		108		(95)		65
Changes in unrealized foreign currency translation gains and losses		(502)		(618)		(1,336)
Impact of hedging unrealized foreign currency translation gains and losses		270		401		678
Changes in gains and losses on derivatives designated as cash flow hedges		(35)		(97)		(147)
Reclassification to earnings of gains and losses on cash flow hedges		148		124		59
Additional pension obligation		251		(246)		423
Total comprehensive income	$	4,961	$	2,963	$	2,581
Income taxes (recovery) deducted from the above items:						
Changes in unrealized gains and losses on available-for-sale securities	$	57	$	(55)	$	42
Impact of hedging unrealized foreign currency translation gains and losses		130		204		328
Changes in gains and losses on derivatives designated as cash flow hedges		(15)		(51)		(79)
Reclassification to earnings of gains and losses on cash flow hedges		75		66		58
Additional pension obligation		134		(132)		245
Total income taxes (recovery)	$	381	$	32	$	594

Material balance sheet reconciling items

The following tables present the increases or (decreases) in assets, liabilities and shareholders' equity by material differences between Canadian and U.S. GAAP:

As at October 31, 2006	Derivative instruments and hedging activities	Variable interest entities	Joint ventures	Insurance accounting	Reclassification of securities	Limited partnerships	Stock appreciation rights	Liabilities and equity	Additional pension obligation	Trade date accounting	Non-cash collateral	Right of offset	Guarantees, loan commitments and other minor items	Total
Assets														
Cash and due from banks	$ –	–	(101)	–	–	–	–	–	–	–	–	–	–	$ (101)
Interest-bearing deposits with banks	$ (33)	–	(4,190)	–	–	–	–	–	–	–	–	–	–	$ (4,223)
Securities	$ –	(342)	(288)	–	369	(179)	–	–	–	60	–	–	1	$ (379)
Assets purchased under reverse repurchase agreements and securities borrowed	$ –	–	(2,148)	–	–	–	–	–	–	–	–	–	–	$ (2,148)
Loans	$ 41	–	(1,004)	–	–	–	–	–	–	–	–	852	–	$ (111)
Other assets	$ 321	(2)	(3,723)	2,890	(128)	164	(22)	–	(25)	10,401	16,558	–	111	$ 26,545
Liabilities and shareholders' equity														
Deposits	$ 52	–	(9,518)	–	–	–	–	–	–	–	–	–	–	$ (9,466)
Other liabilities	$ (77)	(39)	(1,907)	2,777	–	–	(58)	(34)	37	10,461	16,558	852	87	$ 28,657
Subordinated debentures	$ 300	–	–	–	–	–	–	–	–	–	–	–	–	$ 300
Trust capital securities	$ –	–	–	–	–	–	–	(1,383)	–	–	–	–	–	$ (1,383)
Preferred share liabilities	$ –	–	–	–	–	–	–	(298)	–	–	–	–	–	$ (298)
Non-controlling interest in subsidiaries	$ –	(305)	(29)	–	–	–	–	1,417	–	–	–	–	–	$ 1,083
Shareholders' equity	$ 54	–	–	113	241	(15)	36	298	(62)	–	–	–	25	$ 690

As at October 31, 2005	Derivative instruments and hedging activities	Variable interest entities	Joint ventures	Insurance accounting	Reclassification of securities	Limited partnerships	Stock appreciation rights	Liabilities and equity	Additional pension obligation	Trade date accounting	Non-cash collateral	Right of offset	Guarantees, loan commitments and other minor items	Total
Assets														
Interest-bearing deposits with banks	$ (32)	–	–	–	–	–	–	–	–	–	–	–	–	$ (32)
Securities	$ –	–	–	–	165	(140)	–	–	–	(977)	–	–	(31)	$ (983)
Loans	$ 42	–	–	–	–	–	–	–	–	–	–	897	–	$ 939
Other assets	$ 813	–	(74)	2,819	(61)	127	(17)	–	167	9,143	16,339	–	125	$ 29,381
Liabilities and shareholders' equity														
Deposits	$ 28	–	–	–	–	–	–	–	–	–	–	–	–	$ 28
Other liabilities	$ 416	–	(74)	2,661	–	–	(45)	(34)	480	8,166	16,339	897	84	$ 28,890
Subordinated debentures	$ 407	–	–	–	–	–	–	–	–	–	–	–	–	$ 407
Trust capital securities	$ –	–	–	–	–	–	–	(1,400)	–	–	–	–	–	$ (1,400)
Preferred share liabilities	$ –	–	–	–	–	–	–	(300)	–	–	–	–	–	$ (300)
Non-controlling interest in subsidiaries	$ –	–	–	–	–	–	–	1,434	–	–	–	–	–	$ 1,434
Shareholders' equity	$ (28)	–	–	158	104	(13)	28	300	(313)	–	–	–	10	$ 246

Material differences between Canadian and U.S. GAAP

No.	Item	U.S. GAAP	Canadian GAAP
1	Variable interest entities	We began in 2004 to consolidate VIEs where we are the entity's Primary Beneficiary under Financial Accounting Standards Board (FASB) Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46R). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Primary Beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. In the fourth quarter of 2006, we adopted FASB Staff Position FIN 46(R)-6, *Determining the Variability to be Consolidated in Applying FASB Interpretation No. 46(R)* (FSP FIN 46(R)-6). This guidance provides additional clarification on how to analyze VIEs and their consolidation requirement. Upon adoption of this guidance, we deconsolidated certain investment funds.	Prior to 2005, we consolidated an entity when we effectively controlled the entity, usually through the ownership of more than 50% of the voting shares. In 2005, we adopted AcG-15, *Variable Interest Entities* and the treatment of VIEs is consistent in all material aspects with U.S. GAAP. The new guidance EIC-163, which is substantially the same as FSP FIN 46(R)-6, will be adopted by us in the second quarter of 2007. Refer to Note 1.
2	Liabilities and equity	Shares issued with conversion or conditional redemption features are classified as equity.	Financial instruments that can be settled by a variable number of our common shares upon their conversion by the holder are classified as liabilities under Canadian GAAP. As a result, certain of our preferred shares and TruCS are classified as liabilities. Dividends and yield distributions on these instruments are included in Interest expense in our Consolidated Statements of Income.
3	Derivative instruments and hedging activities	All derivatives are recorded on the Consolidated Balance Sheets at fair value, including certain derivatives embedded within hybrid instruments. For derivatives that do not qualify for hedge accounting, changes in their fair value are recorded in Non-interest income. For derivatives that are designated and qualify as cash flow hedges, changes in fair value related to the effective portion of the hedge are recorded in Accumulated other comprehensive income within Shareholders' equity, and will be subsequently recognized in Net interest income in the same period when the cash flow of the hedged item affects earnings. The ineffective portion of the hedge is reported in Non-interest income. For derivatives that are designated and qualify as fair value hedges, the carrying amount of the hedged item is adjusted by gains or losses attributable to the hedged risk and recorded in Non-interest income. This change in fair value of the hedged item is generally offset by changes in the fair value of the derivative.	Derivatives embedded within hybrid instruments are generally not separately accounted for except for those related to equity-linked deposit contracts. For derivatives that do not qualify for hedge accounting, changes in their fair value are recorded in Non-interest income. Non-trading derivatives where hedge accounting has not been applied upon adoption of Accounting Guideline 13, *Hedging Relationships*, are recorded at fair value with transition gains or losses being recognized in income as the original hedged item affects Net interest income. Where derivatives have been designated and qualified as effective hedges, they are accounted for on an accrual basis with gains or losses deferred and recognized over the life of the hedged assets or liabilities as adjustments to Net interest income. The ineffective portion of the hedge is not required to be recognized. Upon the adoption of Section 3855 and Section 3865 on November 1, 2006, Canadian GAAP will be substantially harmonized with U.S. GAAP.
4	Joint ventures	Investments in joint ventures other than VIEs are accounted for using the equity method.	Investments in joint ventures other than VIEs are proportionately consolidated.
5	Insurance accounting	*Fixed income investments:* Fixed income investments are included in Available-for-sale securities and are carried at estimated fair value. Unrealized gains and losses, net of income taxes, are reported in Accumulated other comprehensive income within Shareholders' equity. Realized gains and losses are included in Non-interest income when realized.	*Fixed income investments:* Fixed income investments are classified as Investment account securities and carried at amortized cost. Realized gains and losses on disposal of fixed income investments that support life insurance liabilities are deferred and amortized to Non-interest income over the remaining term to maturity of the investments sold to a maximum period of 20 years.

Material differences between Canadian and U.S. GAAP (continued)

No.	Item	U.S. GAAP	Canadian GAAP
5	Insurance accounting (continued)	*Equity investments:* Equity securities are classified as Available-for-sale securities and are carried at estimated fair value. Unrealized gains and losses, net of income taxes, are included in Accumulated other comprehensive income. Realized gains and losses are included in Non-interest income when realized.	*Equity investments:* Equity securities included in the Investment account securities are initially recorded at cost. The carrying value of equity securities that support life insurance liabilities is adjusted quarterly by 5% of the difference between market value and the previously adjusted carrying cost. Realized gains and losses are deferred and recognized as Non-interest income at the quarterly rate of 5% of unamortized deferred gains and losses.
		Insurance claims and policy benefit liabilities: Liabilities for insurance contracts, except universal life and investment-type contracts, are determined using the net level premium method, which includes assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends and direct operating expenses. These assumptions are not revised unless it is determined that existing deferred acquisition costs cannot be recovered. For universal life and investment-type contracts, liabilities represent policyholder account balances and include a net level premium reserve for some contracts. The account balances represent an accumulation of gross deposits received plus credited interest less withdrawals, expenses and mortality charges. Underlying reserve assumptions of these contracts are subject to review at least annually.	*Insurance claims and policy benefit liabilities:* Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends and maintenance expenses. To recognize the uncertainty in the assumptions underlying the calculation of the liabilities, a margin (provision for adverse deviations) is added to each assumption. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions.
		Insurance revenue: Amounts received for universal life and other investment-type contracts are not included as revenue, but are reported as deposits to policyholders' account balances in Insurance claims and policy benefit liabilities. Revenue from these contracts is limited to amounts assessed against policyholders' account balances for mortality, policy administration and surrender charges, and is included in Non-interest income when earned. Payments upon maturity or surrender are reflected as reductions in the Insurance claims and policy benefit liabilities.	*Insurance revenue:* Premiums for universal life and other investment-type contracts are recorded as Non-interest income, and a liability for future policy benefits is established as a charge to Insurance policyholder benefits, claims and acquisition expense.
		Policy acquisition costs: Acquisition costs are deferred in Other assets. The amortization method of the acquisition costs is dependent on the product to which the costs are related. For long-duration contracts, they are amortized in proportion to premium revenue. For universal life and investment-type contracts, amortization is based on a constant percentage of estimated gross profits.	*Policy acquisition costs:* The costs of acquiring new life insurance and annuity business are implicitly recognized as a reduction in Insurance claims and policy benefit liabilities.
		Value of business acquired: The value of business acquired (VOBA) is determined at the acquisition date and recorded as an asset. The VOBA asset is amortized and charged to income using the same methodologies used for policy acquisition cost amortization but reflecting premiums or profit margins after the date of acquisition only.	*Value of business acquired:* The value of life insurance in-force policies acquired in a business combination is implicitly recognized as a reduction in Insurance claims and policy benefit liabilities.
		Reinsurance: Reinsurance recoverables are recorded as an asset on the Consolidated Balance Sheets.	*Reinsurance*: Reinsurance recoverables of life insurance business related to the risks ceded to other insurance or reinsurance companies are recorded as an offset to Insurance claims and policy benefit liabilities.
		Separate accounts: Separate accounts are recognized on the Consolidated Balance Sheets.	*Separate accounts:* Assets and liabilities of separate accounts (known as segregated funds in Canada) are not recognized on the Consolidated Balance Sheets.

No.	Item	U.S. GAAP	Canadian GAAP
6	Reclassification of securities	Securities are classified as Trading account or Available-for-sale, and are carried on the Consolidated Balance Sheets at their estimated fair value. The net unrealized gain (loss) on Available-for-sale securities, net of related income taxes, is reported in Accumulated other comprehensive income within Shareholders' equity except where the Available-for-sale securities qualify as hedged items in fair value hedges. These hedged unrealized gains (losses) are recorded in Non-interest income, where they are generally offset by the changes in fair value of the hedging derivatives. Writedowns to reflect other-than-temporary impairment in the value of Available-for-sale securities are included in Non-interest income.	Securities are classified as Trading account (carried at estimated fair value), Investment account (carried at amortized cost) or Loan substitute. Writedowns to reflect other-than-temporary impairment in the value of Investment account securities are included in Non-interest income. Loan substitute securities are accorded the accounting treatment applicable to loans and, if required, are reduced by an allowance. Upon adoption of Section 3855 on November 1, 2006, Canadian GAAP will be substantially harmonized with U.S. GAAP.
7	Limited partnerships	The equity method is used to account for investments in limited partnerships that are non-VIEs or unconsolidated VIEs, if we own at least 3% of the total ownership interest.	We use the equity method to account for investments in limited partnerships that are non-VIEs or unconsolidated VIEs, if we have the ability to exercise significant influence, which is generally indicated by an ownership interest of 20% or more.
8	Stock appreciation rights (SARs)	Between November 29, 1999, and June 5, 2001, grants of options under the employee stock option plan were accompanied with tandem SARs, whereby participants could choose to exercise a SAR instead of the corresponding option. In such cases, the participants would receive a cash payment equal to the difference between the closing price of our common shares on the day immediately preceding the day of exercise and the exercise price of the option. For such a plan, compensation expense would be measured using estimates based on past experience of participants exercising SARs rather than the corresponding options. On November 1, 2005, we adopted FASB Statement No. 123 (revised 2004), *Share-Based Payment* (FAS 123(R)) and its related FASB Staff Positions (FSPs) prospectively for new awards and the unvested portion of existing awards. FAS 123(R) requires that the compensation expense should be measured assuming that all participants will exercise SARs. Under the transition guidelines of the new standard, the requirements of the new accounting standard are applicable to awards granted after the adoption of the new standard. Since these SARs were awarded prior to adoption of the new accounting standard, these will continue to be accounted for under the previous accounting standard.	For such a plan, a liability is recorded for the potential cash payments to participants and compensation expense is measured assuming that all participants will exercise SARs.
9	Additional pension obligation	For defined benefit pension plans, an unfunded accumulated benefit obligation should be recorded as an additional minimum pension liability, an intangible asset should be recorded up to the amount of unrecognized prior service cost, and the excess of unfunded accumulated benefit obligation over unrecognized prior service cost should be recorded as a reduction in Other comprehensive income.	There is no requirement to recognize additional pension obligation.
10	Trade date accounting	For securities transactions, trade date basis of accounting is used for both the Consolidated Balance Sheets and the Consolidated Statements of Income.	For securities transactions, settlement date basis of accounting is used for the Consolidated Balance Sheets whereas trade date basis of accounting is used for the Consolidated Statements of Income.
11	Non-cash collateral	Non-cash collateral received in securities lending transactions is recorded on the Consolidated Balance Sheets as an asset and a corresponding obligation to return it is recorded as a liability, if we have the ability to sell or repledge it.	Non-cash collateral received in securities lending transactions is not recognized on the Consolidated Balance Sheets.

Material differences between Canadian and U.S. GAAP (continued)

No.	Item	U.S. GAAP	Canadian GAAP
12	Right of offset	When financial assets and liabilities are subject to a legally enforceable right of offset and we intend to settle these assets and liabilities with the same party either on a net basis or simultaneously, the financial assets and liabilities may be presented on a net basis.	Net presentation of financial assets and liabilities is required when the same criteria under U.S. GAAP are met. In addition, the netting criteria may be applied to a tri-party transaction.
13	Guarantees	For guarantees issued or modified after December 31, 2002, a liability is recognized at the inception of a guarantee for the fair value of the obligation undertaken in issuing the guarantee.	Canadian GAAP only provides for disclosure requirements. Upon the adoption of Section 3855 on November 1, 2006, Canadian GAAP will be substantially harmonized with U.S. GAAP.
14	Loan commitments	For loan commitments entered into after March 31, 2004 and issued for loans that will be held for sale when funded, revenue associated with servicing assets embedded in these commitments should be recognized only when the servicing asset has been contractually separated from the underlying loans.	Canadian GAAP does not have such a requirement.
15	Two-class method of calculating earnings per share	When calculating earnings per share, we are required to give effect to securities or other instruments or contracts that entitle their holders to participate in undistributed earnings when such entitlement is nondiscretionary and objectively determinable.	Canadian GAAP does not have such a requirement.
16	Income taxes	In addition to the tax impact of the differences outlined above, the effects of changes in tax rates on deferred income taxes are recorded when the tax rate change has been passed into law.	These effects are recorded when the tax rate change has been substantively enacted.

Significant acquisitions

There was no Canadian and U.S. GAAP difference resulting from our acquisitions completed in 2006, and we did not have a significant acquisition in 2005.

The following table presents the differences in the allocation of purchase considerations due to Canadian and U.S. GAAP differences as explained in Item 5 Insurance accounting above for significant acquisitions that occurred in 2004:

2004	Provident			William R. Hough			UnumProvident (1)		
	Canadian GAAP	Difference	U.S. GAAP	Canadian GAAP	Difference	U.S. GAAP	Canadian GAAP	Difference	U.S. GAAP
VOBA	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ 661	$ 661
Fair value of liabilities assumed	(1,180)	–	(1,180)	(21)	–	(21)	(1,617)	(661)	(2,228)

(1) In connection with the acquisition of the Canadian operations of UnumProvident, we assumed UnumProvident's policy liabilities and received assets with the equivalent fair value to support future payments.

Pensions and other post-employment benefits

The following table provides information on our defined benefit plans in addition to those disclosed in Note 20.

Plan assets, benefit obligations and funded status

	Pension plans		Other post-employment plans	
	2006	2005	**2006**	2005
Amounts recognized on the Consolidated Balance Sheets consist of:				
Prepaid pension benefit cost	$ 682	$ 137	$ –	$ –
Accrued pension benefit expense	(133)	(300)	(1,154)	(1,102)
Intangible asset	21	130	–	–
Accumulated other comprehensive income (before taxes)	95	480	–	–
Net amount recognized as at October 31	$ 665	$ 447	$ (1,154)	$ (1,102)
Accumulated benefit obligation (1)	$ 6,277	$ 5,944	n.a.	n.a.

(1) For all plans where the accumulated benefit obligations exceeded the fair values of the plan assets, the accumulated benefit obligation and the fair value of the assets were $923 million (2005 – $5,265 million) and $789 million (2005 – $4,987 million), respectively.

Hedging activities

Fair value hedge

For the year ended October 31, 2006, the ineffective portion recognized in Non-interest income amounted to a net unrealized gain of $11 million (2005 – $4 million). All components of each derivative's change in fair value have been included in the assessment of fair value hedge effectiveness. We did not hedge any firm commitments for the year ended October 31, 2006.

Cash flow hedge

For the year ended October 31, 2006, a net unrealized gain of $1 million (2005 – $97 million loss) was recorded in Other comprehensive income for the effective portion of changes in fair value of derivatives designated as cash flow hedges. The amounts recognized in Other comprehensive income are reclassified to Net interest income in the periods in which Net interest income is affected by the variability in cash flows of the hedged item. A net loss of $108 million (2005 – $124 million) was reclassified to Net income during the year. A net loss of $26 million (2005 – $111 million) deferred in Accumulated other comprehensive income as at October 31, 2006, is expected to be reclassified to Net income during the next 12 months.

For the year ended October 31, 2006, a net unrealized loss of $23 million (2005 – $3 million) was recognized in Non-interest income for the ineffective portion of cash flow hedges. All components of each derivative's change in fair value have been included in the assessment of cash flow hedge effectiveness. We did not hedge any forecasted transactions for the year ended October 31, 2006.

Hedges of net investments in foreign operations

For the year ended October 31, 2006, we experienced foreign currency losses of $502 million (2005 – $618 million) related to our net investments in foreign operations, which were offset by gains of $270 million (2005 – $401 million) related to derivative and non-derivative instruments designated as hedges for such foreign currency exposures. The net foreign currency gains (losses) are recorded as a component of Other comprehensive income.

Average assets, U.S. GAAP

	2006		2005		2004	
	Average assets	% of total average assets	Average assets	% of total average assets	Average assets	% of total average assets
Domestic	$ 297,740	57%	$ 277,442	58%	$ 253,100	57%
United States	119,614	23%	97,002	20%	94,231	21%
Other International	104,533	20%	101,961	22%	96,267	22%
	$ 521,887	100%	$ 476,405	100%	$ 443,598	100%

Future accounting changes

Accounting for certain hybrid financial instruments

On February 16, 2006, FASB issued FASB Statement No. 155, *Accounting for Certain Hybrid Instruments – an amendment of FASB Statement No. 133 and 140* (FAS 155), which allows an entity to elect to measure certain hybrid financial instruments at fair value in their entirety, with changes in fair value recognized in earnings. The fair value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, *Accounting for Derivative Instruments & Hedging Activities.* FAS 155 will be effective for us on November 1, 2006.

Accounting for servicing financial assets

On March 17, 2006, FASB issued FASB Statement No. 156, *Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140* (FAS 156). Under FAS 156, an entity is required to initially measure its servicing rights at fair value and can choose to subsequently amortize the initial fair value over the term of the servicing rights, or remeasure them at fair value through income. The ability to remeasure servicing rights at fair value through income will eliminate the accounting mismatch between the servicing rights and the related derivatives that would otherwise result in the absence of hedge accounting. FAS 156 will be effective for us on November 1, 2006.

The implementation of these two standards is not expected to have a material impact on our consolidated financial position and results of operations.

Guidance on accounting for income taxes

On July 13, 2006, FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* (FIN 48), which provides additional guidance on how to recognize, measure, and disclose income tax benefits. FIN 48 will be effective for us on November 1, 2007.

Accounting for defined benefit pension and other post-retirement plans
On September 29, 2006, FASB issued Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)* (FAS 158). FAS 158 requires an entity to (i) recognize the overfunded or underfunded status of a benefit plan as an asset or liability in the balance sheet; (ii) recognize the existing unrecognized net gains and losses, unrecognized prior-service costs and credits, and unrecognized net transition assets or obligations in Other comprehensive income; and (iii) measure defined benefit plan assets and obligations as of the year-end balance sheet date. This statement is effective prospectively for us at the end of fiscal year 2007 in respect of recognition requirements mentioned in (i) and (ii) above, and for the end of the fiscal year 2009 in respect of measurement date changes mentioned in (iii) above.

Accounting for deferred acquisition costs for insurance operations
In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 05-1, *Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts* (SOP 05-1). SOP 05-1 provides guidance on accounting for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FASB Statement No. 97, *Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments.* SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights or coverages that occurs by the exchange of a contract for a new contract, by amendment or endorsement, rider to a contract, or by the election of a feature or coverage within a contract. A replacement contract that is substantially changed from the replaced contract is accounted for as an extinguishment of the replaced contract, resulting in the release of deferred costs including unamortized deferred acquisition costs. This SOP 05-1 will be effective for us on November 1, 2007.

Guidance for quantifying financial statement misstatements
On September 13, 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* (SAB 108). SEC staff issued SAB 108 to address what they identified as diversity in practice whereby entities were using either an income statement approach or a balance sheet approach, but not both, when evaluating whether an error is material to an entity's financial statements. SAB 108 requires that in quantifying and analyzing misstatements, both the income statement approach and the balance sheet approach should be used to evaluate the materiality of financial statement misstatements. SAB 108 will be effective for us on November 1, 2007.

Framework on fair value measurement
On September 15, 2006, FASB issued FASB Statement No. 157, *Fair Value Measurements* (FAS 157), which establishes a framework for measuring fair value in GAAP, and is applicable to other accounting pronouncements where fair value is considered to be the relevant measurement attribute. FAS 157 also expands disclosures about fair value measurements and will be effective for us on November 1, 2008.

We are currently assessing the impact of adopting the above standards on our consolidated financial position and results of operations.

Note 32 Subsequent events

On November 1, 2006, RBC Centura Bank announced that it had signed an agreement with AmSouth Bancorporation (AmSouth Bank) pursuant to which RBC Centura Bank will acquire 39 branches in Alabama owned by AmSouth Bank. On November 21, 2006, RBC Capital Markets announced that it had signed an agreement to acquire Daniels & Associates, L.P. (Daniels), a mergers and acquisitions advisor to the cable, telecom and broadcast industries. Both acquisitions are subject to regulatory approvals and other customary conditions. The acquisitions of branches from AmSouth Bank and Daniels are expected to close in the second and first quarter of 2007, respectively.

Consolidated Balance Sheets

As at October 31 (C$ millions)	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Assets											
Cash and deposits with banks (1)	$ 14,903	$ 10,238	$ 9,978	$ 6,013	$ 6,659	$ 6,244	$ 7,149	$ 16,591	$ 13,389	$ 18,390	$ 22,313
Securities (1)	184,869	160,495	128,946	128,931	108,464	91,798	69,467	57,010	44,405	36,039	44,744
Assets purchased under reverse repurchase agreements and securities borrowed	59,378	42,973	46,949	41,182	38,929	40,177	20,749	23,091	23,008	20,107	12,446
Loans											
Residential mortgage	96,675	91,043	81,998	75,790	72,840	67,442	62,984	59,242	57,069	53,369	48,120
Personal	44,902	41,045	36,848	32,186	30,588	31,395	27,087	25,050	22,760	20,864	18,440
Credit cards	7,155	6,200	6,456	4,816	4,914	4,283	4,666	2,666	1,945	2,324	3,522
Business and government	61,207	53,626	47,258	49,657	59,431	65,261	60,350	56,623	63,732	61,813	55,491
	209,939	191,914	172,560	162,449	167,773	168,381	155,087	143,581	145,506	138,370	125,573
Allowance for loan losses	(1,409)	(1,498)	(1,644)	(2,055)	(2,203)	(2,278)	(1,871)	(1,884)	(2,026)	(1,769)	(1,875)
	208,530	190,416	170,916	160,394	165,570	166,103	153,216	141,697	143,480	136,601	123,698
Other											
Customers' liability under acceptances	9,108	7,074	6,184	5,943	8,051	9,923	11,628	9,257	10,620	10,561	7,423
Derivative-related amounts	37,729	38,834	38,897	35,616	30,258	27,240	19,155	15,151	30,413	14,776	12,994
Premises and equipment, net	1,818	1,708	1,738	1,648	1,653	1,602	1,249	1,320	1,872	1,696	1,785
Goodwill	4,304	4,203	4,280	4,356	5,004	4,919	648	611	551	607	335
Other intangibles	642	409	521	566	665	619	208	–	–	–	–
Assets of operations held for sale (2)	82	263	2,457	3,688	–	–	–	–	–	–	–
Other assets	15,417	12,908	15,356	11,510	10,221	10,314	6,271	5,922	6,661	5,997	5,760
	69,100	65,399	69,433	63,327	55,852	54,617	39,159	32,261	50,117	33,637	28,297
	$ 536,780	$ 469,521	$ 426,222	$ 399,847	$ 375,474	$ 358,939	$ 289,740	$ 270,650	$ 274,399	$ 244,774	$ 231,498
Liabilities and shareholders' equity											
Deposits											
Personal	$ 114,040	$ 111,618	$ 111,256	$ 106,709	$ 101,892	$ 101,381	$ 89,632	$ 87,359	$ 85,910	$ 86,106	$ 90,774
Business and government	189,140	160,593	133,823	129,860	119,581	107,141	93,618	86,223	76,107	64,368	47,799
Bank	40,343	34,649	25,880	22,576	22,003	24,925	19,646	14,315	17,988	22,755	23,244
	343,523	306,860	270,959	259,145	243,476	233,447	202,896	187,897	180,005	173,229	161,817
Other											
Acceptances	9,108	7,074	6,184	5,943	8,051	9,923	11,628	9,257	10,620	10,561	7,423
Obligations related to securities sold short	38,252	32,391	25,005	22,855	19,110	16,443	13,419	17,885	14,404	11,152	8,331
Obligations related to assets sold under repurchase agreements and securities loaned	41,103	23,381	26,473	24,496	24,056	22,672	9,895	11,093	13,756	9,669	16,835
Derivative-related amounts	42,094	42,592	42,201	37,775	32,137	28,646	18,574	15,219	29,370	14,732	13,449
Insurance claims and policy benefit liabilities	7,337	7,117	6,488	4,775	2,407	2,268	144	113	427	–	91
Liabilities of operations held for sale (2)	32	40	62	50	–	–	–	–	–	–	–
Other liabilities	22,649	18,408	20,172	17,850	19,405	19,417	13,128	11,872	9,339	10,176	10,428
	160,575	131,003	126,585	113,744	105,166	99,369	66,788	65,439	77,916	56,290	56,557
Subordinated debentures	7,103	8,167	8,116	6,243	6,614	6,513	5,825	4,596	4,087	4,227	3,602
Trust capital securities	1,383	1,400	2,300	2,300	1,400	1,400	650	–	–	–	–
Preferred share liabilities	298	300	300	300	989	1,315	1,585	1,562	1,844	1,484	1,452
Non-controlling interest in subsidiaries	1,775	1,944	58	40	35	45	40	103	499	531	108
Shareholders' equity											
Preferred shares	1,050	700	532	532	556	709	452	447	300	300	300
Common shares	7,196	7,170	6,988	7,018	6,979	6,940	3,076	3,065	2,925	2,907	2,876
Contributed surplus	292	265	169	85	78	33	–	–	–	–	–
Retained earnings	15,771	13,704	12,065	11,333	10,235	9,206	8,464	7,579	6,857	5,728	4,809
Treasury shares – preferred	(2)	(2)	–	–	–	–	–	–	–	–	–
– common	(180)	(216)	(294)	–	–	–	–	–	–	–	–
Net foreign currency translation adjustments	(2,004)	(1,774)	(1,556)	(893)	(54)	(38)	(36)	(38)	(34)	(29)	(23)
	22,123	19,847	17,904	18,075	17,794	16,850	11,956	11,053	10,048	8,906	7,962
	$ 536,780	$ 469,521	$ 426,222	$ 399,847	$ 375,474	$ 358,939	$ 289,740	$ 270,650	$ 274,399	$ 244,667	$ 231,498

(1) As the information is not reasonably determinable, amounts for years prior to 2001 have not been fully restated to reflect the reclassification of certificates of deposits.

(2) Relates to assets and liabilities of discontinued operations (RBC Mortgage Company). As the information is not reasonably determinable, amounts for years prior to 2003 have not been restated to reflect the presentation of assets and liabilities of operations held for sale.

Consolidated Statements of Income

For the year ended October 31 (C$ millions, except per share amounts)	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Interest income											
Loans	$ 12,708	$ 10,790	$ 9,535	$ 9,900	$ 10,394	$ 12,001	$ 11,538	$ 10,394	$ 10,474	$ 9,354	$ 9,490
Securities	6,155	4,583	3,572	3,025	3,175	3,505	2,832	2,356	1,955	2,159	2,445
Assets purchased under reverse repurchase agreements and securities borrowed	2,827	1,354	656	873	725	1,258	1,078	893	1,169	568	366
Deposits with banks	480	231	103	101	156	337	577	513	673	971	891
	22,170	16,958	13,866	13,899	14,450	17,101	16,025	14,156	14,271	13,052	13,192
Interest expense											
Deposits	10,708	6,946	5,142	5,452	5,709	8,712	9,057	7,636	7,732	6,548	7,115
Other liabilities	4,281	2,800	1,897	1,735	1,562	1,868	1,551	1,291	1,296	1,251	1,238
Subordinated debentures	419	442	429	376	406	410	344	286	339	384	322
	15,408	10,188	7,468	7,563	7,677	10,990	10,952	9,213	9,367	8,183	8,675
Net interest income	6,762	6,770	6,398	6,336	6,773	6,111	5,073	4,943	4,904	4,869	4,517
Non-interest income											
Insurance premiums, investment and fee income	3,348	3,270	2,870	2,356	2,043	1,824	973	737	578	452	337
Trading revenue	2,574	1,594	1,563	1,908	1,689	1,770	1,594	1,106	748	606	368
Investment management and custodial fees	1,335	1,255	1,126	1,098	1,153	1,074	835	629	602	401	317
Securities brokerage commissions	1,243	1,163	1,166	1,031	1,187	1,000	841	625	549	756	491
Mutual fund revenue	1,242	962	850	673	723	692	624	556	537	354	241
Service charges	1,216	1,153	1,089	1,122	1,088	920	778	708	664	690	701
Underwriting and other advisory fees	1,024	1,026	918	813	755	573	643	403	369	416	273
Card service revenue	496	579	555	518	496	458	420	362	305	332	282
Foreign exchange revenue, other than trading	438	407	331	279	276	303	299	243	218	211	165
Securitization revenue	257	285	200	165	174	123	115	222	218	–	–
Credit fees	241	187	198	227	223	237	212	189	183	169	153
Gain on sale of investment account securities	88	85	20	31	(111)	(130)	(16)	27	342	35	105
Other	373	448	518	431	623	921	185	250	146	222	115
Non-interest income	13,875	12,414	11,404	10,652	10,319	9,765	7,503	6,057	5,459	4,644	3,548
Total revenue	20,637	19,184	17,802	16,988	17,092	15,876	12,576	11,000	10,363	9,513	8,065
Provision for credit losses	429	455	346	721	1,065	1,119	691	760	575	380	440
Insurance policyholder benefits, claims and acquisition expense	2,509	2,625	2,124	1,696	1,535	1,344	687	530	438	346	266
Non-interest expense											
Human resources	7,340	6,736	6,701	6,297	6,315	5,723	4,651	4,013	3,594	3,365	2,851
Equipment	957	960	906	882	893	807	679	677	585	605	492
Occupancy	792	749	765	721	759	704	556	564	508	559	507
Communications	687	632	672	707	768	673	695	699	665	587	523
Professional fees	628	529	474	444	416	409	267	298	262	228	165
Outsourced item processing	298	296	294	292	306	303	–	–	–	–	–
Amortization of goodwill	–	–	–	–	–	210	76	66	62	59	38
Amortization of other intangibles	76	50	69	71	72	36	11	–	–	–	–
Other	717	1,405	952	751	891	852	646	743	723	650	536
	11,495	11,357	10,833	10,165	10,420	9,717	7,581	7,060	6,399	6,053	5,112
Business realignment charges	–	45	177	–	–	–	–	–	–	–	–
Goodwill impairment	–	–	–	–	–	38	–	–	–	–	–
Income from continuing operations before income taxes	6,204	4,702	4,322	4,406	4,072	3,658	3,617	2,650	2,951	2,734	2,247
Income taxes	1,403	1,278	1,287	1,439	1,365	1,340	1,445	1,015	1,175	1,090	880
Net income before non-controlling interest	4,801	3,424	3,035	2,967	2,707	2,318	2,172	1,635	1,776	1,644	1,367
Non-controlling interest in net income of subsidiaries	44	(13)	12	12	5	11	7	8	76	77	49
Net income from continuing operations	4,757	3,437	3,023	2,955	2,702	2,307	2,165	1,627	1,700	1,567	1,318
Net income (loss) from discontinued operations	(29)	(50)	(220)	13	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Net income	$ 4,728	$ 3,387	$ 2,803	$ 2,968	$ 2,702	$ 2,307	$ 2,165	$ 1,627	$ 1,700	$ 1,567	$ 1,318
Preferred dividends	(60)	(42)	(31)	(31)	(38)	(31)	(25)	(27)	(21)	(19)	(32)
Net gain on redemption of preferred shares	–	4	–	–	–	–	–	–	–	–	–
Net income available to common shareholders	$ 4,668	$ 3,349	$ 2,772	$ 2,937	$ 2,664	$ 2,276	$ 2,140	$ 1,600	$ 1,679	$ 1,548	$ 1,286
Average number of common shares (in thousands) (1)	1,279,956	1,283,433	1,293,465	1,324,159	1,345,143	1,283,031	1,212,777	1,252,316	1,234,648	1,235,624	1,256,484
Basic earnings per share (in dollars)	$ 3.65	$ 2.61	$ 2.14	$ 2.22	$ 1.98	$ 1.77	$ 1.77	$ 1.28	$ 1.36	$ 1.25	$ 1.02
Basic earnings per share from continuing operations (in dollars)	$ 3.67	$ 2.65	$ 2.31	$ 2.21	$ 1.98	$ 1.77	$ 1.77	$ 1.28	$ 1.36	$ 1.25	$ 1.02
Basic earnings (loss) per share from discontinued operations (in dollars)	$ (.02)	$ (.04)	$ (.17)	$ .01	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Average number of diluted common shares (in thousands) (1)	1,299,785	1,304,680	1,311,016	1,338,032	1,356,241	1,294,432	1,219,730	1,264,610	1,267,253	1,264,103	1,257,247
Diluted earnings per share (in dollars)	$ 3.59	$ 2.57	$ 2.11	$ 2.20	$ 1.96	$ 1.76	$ 1.76	$ 1.27	$ 1.34	$ 1.23	$ 1.02
Diluted earnings per share from continuing operations (in dollars)	$ 3.61	$ 2.61	$ 2.28	$ 2.19	$ 1.96	$ 1.76	$ 1.76	$ 1.27	$ 1.34	$ 1.23	$ 1.02
Diluted earnings (loss) per share from discontinued operations (in dollars)	$ (.02)	$ (.04)	$ (.17)	$ .01	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Dividends per share (in dollars) (1)	$ 1.44	$ 1.18	$ 1.01	$ .86	$ .76	$ .69	$ .57	$ .47	$ .44	$ .38	$ .34

(1) The average number of common shares, average number of diluted common shares, basic and diluted earnings per share, as well as dividends per share, have been adjusted retroactively for the stock dividend paid on April 6, 2006. Refer to Note 25.

n.a. not available

Consolidated Statements of Changes in Shareholders' Equity

For the year ended October 31 (C$ millions)	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996 (1)
Preferred shares											
Balance at beginning of year	$ 700	$ 532	$ 532	$ 556	$ 709	$ 452	$ 447	$ 300	$ 300	$ 300	$ 535
Issued	600	300	–	–	–	250	–	296	–	–	–
Redeemed for cancellation	(250)	(132)	–	–	(150)	–	–	(150)	–	–	(237)
Translation adjustment	–	–	–	(24)	(3)	7	5	1	–	–	2
Balance at end of year	1,050	700	532	532	556	709	452	447	300	300	300
Common shares											
Balance at beginning of year	7,170	6,988	7,018	6,979	6,940	3,076	3,065	2,925	2,907	2,876	2,910
Issued	127	214	127	193	191	3,976	109	192	18	69	–
Purchased for cancellation	(101)	(32)	(157)	(154)	(152)	(112)	(98)	(52)	–	(38)	(34)
Balance at end of year	7,196	7,170	6,988	7,018	6,979	6,940	3,076	3,065	2,925	2,907	2,876
Contributed surplus											
Balance at beginning of year	265	169	85	78	33	–	–	–	–	–	–
Renounced stock appreciation rights	(2)	(6)	–	–	31	–	–	–	–	–	–
Stock-based compensation awards	(18)	26	56	7	14	33	–	–	–	–	–
Gain on redemption of preferred shares	–	7	–	–	–	–	–	–	–	–	–
Reclassified amounts	–	–	34	–	–	–	–	–	–	–	–
Initial adoption of AcG-15, *Consolidation of Variable Interest Entities*	–	54	–	–	–	–	–	–	–	–	–
Other	47	15	(6)	–	–	–	–	–	–	–	–
Balance at end of year	292	265	169	85	78	33	–	–	–	–	–
Retained earnings											
Balance at beginning of year	13,704	12,065	11,333	10,235	9,206	8,464	7,579	6,857	5,728	4,809	4,077
Net income	4,728	3,387	2,803	2,968	2,702	2,307	2,165	1,627	1,700	1,567	1,318
Preferred share dividends	(60)	(42)	(31)	(31)	(38)	(31)	(25)	(27)	(21)	(19)	(32)
Common share dividends	(1,847)	(1,512)	(1,303)	(1,137)	(1,022)	(897)	(689)	(588)	(543)	(469)	(418)
Premium paid on common shares purchased for cancellation	(743)	(194)	(735)	(698)	(612)	(397)	(562)	(281)	–	(160)	(136)
Issuance costs and other	(11)	–	–	(4)	(1)	(19)	(4)	(9)	(7)	–	–
Cumulative effect of initial adoption of Employee Future Benefits	–	–	–	–	–	(221)	–	–	–	–	–
Cumulative effect of adopting AcG-17, *Equity-Linked Deposit Contracts*	–	–	(2)	–	–	–	–	–	–	–	–
Balance at end of year	15,771	13,704	12,065	11,333	10,235	9,206	8,464	7,579	6,857	5,728	4,809
Treasury shares – preferred											
Balance at beginning of year	(2)	–	–	–	–	–	–	–	–	–	–
Sales	51	–	–	–	–	–	–	–	–	–	–
Purchases	(51)	(2)	–	–	–	–	–	–	–	–	–
Balance at end of year	(2)	(2)	–	–	–	–	–	–	–	–	–
Treasury shares – common											
Balance at beginning of year	(216)	(294)	–	–	–	–	–	–	–	–	–
Sales	193	179	248	–	–	–	–	–	–	–	–
Purchases	(157)	(47)	(238)	–	–	–	–	–	–	–	–
Reclassified amounts	–	–	(304)	–	–	–	–	–	–	–	–
Initial adoption of AcG-15, *Consolidation of Variable Interest Entities*	–	(54)	–	–	–	–	–	–	–	–	–
Balance at end of year	(180)	(216)	(294)	–	–	–	–	–	–	–	–
Net foreign currency translation adjustments											
Balance at beginning of year	(1,774)	(1,556)	(893)	(54)	(38)	(36)	(38)	(34)	(29)	(23)	(20)
Unrealized foreign currency translation gain (loss)	(499)	(619)	(1,341)	(2,988)	(59)	473	(2)	(205)	164	129	(12)
Foreign currency gain (loss) from hedging activities	269	401	678	2,149	43	(475)	4	201	(169)	(135)	9
Balance at end of year	(2,004)	(1,774)	(1,556)	(893)	(54)	(38)	(36)	(38)	(34)	(29)	(23)
Shareholders' equity at end of year	$ 22,123	$ 19,847	$ 17,904	$ 18,075	$ 17,794	$ 16,850	$ 11,956	$ 11,053	$ 10,048	$ 8,906	$ 7,962

(1) Retained earnings at the beginning of 1996 was reduced by $75 million as a result of the adoption of the Impaired Loans accounting standard.

(C$ millions, except per share and percentage amounts)	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Performance ratios											
Return on common equity	23.5%	18.0%	15.6%	16.7%	15.8%	16.4%	19.8%	15.6%	18.4%	19.3%	17.6%
Return on assets	.94	.76	.67	.76	.74	.71	.77	.60	.65	.65	.64
Return on assets after preferred dividends	.93	.75	.66	.75	.73	.70	.76	.59	.64	.65	.63
Net interest margin (1)	1.35	1.52	1.53	1.63	1.86	1.89	1.80	1.83	1.88	2.03	2.20
Non-interest income as a % of total revenue	67.2%	64.7%	64.1%	62.7%	60.4%	61.5%	59.7%	55.1%	52.7%	48.8%	44.0%
Average balances and year-end off-balance sheet data											
Averages (2)											
Assets	$ 502,300	$ 447,100	$ 421,400	$ 390,700	$ 364,000	$ 322,900	$ 281,900	$ 269,900	$ 261,300	$ 239,500	$ 204,900
Assets from continuing operations	$ 502,100	$ 445,300	$ 418,200	$ 387,700	$ 364,000	$ 322,900	$ 281,900	$ 269,900	$ 261,300	$ 239,500	$ 204,900
Loans, acceptances and reverse repurchase agreements	261,911	230,484	215,733	209,161	208,184	196,861	181,240	177,052	178,822	154,809	130,656
Deposits	323,299	288,197	268,202	250,777	240,397	218,425	193,762	184,796	178,688	166,249	147,391
Common equity	19,898	18,592	17,790	17,551	16,809	13,843	10,814	10,264	9,107	8,003	7,320
Total equity	20,709	19,451	18,622	18,761	18,522	15,916	12,789	12,475	11,078	9,744	9,265
Assets under administration – RBC	525,800	1,778,200	1,593,900	1,483,800	1,365,900	1,342,500	1,175,200	967,800	829,200	783,300	522,100
Assets under administration – RBC Dexia IS	1,893,000	–	–	–	–	–	–	–	–	–	–
Assets under management	143,100	118,800	102,900	94,400	93,300	100,000	92,300	81,600	73,400	67,700	51,200
Capital ratios (3)											
Tier 1 capital	$ 21,478	$ 18,901	$ 16,272	$ 16,259	$ 15,380	$ 14,851	$ 13,567	$ 12,026	$ 11,593	$ 10,073	$ 9,037
Total capital	26,664	25,813	22,733	21,374	21,012	20,171	19,044	16,698	16,480	14,705	12,069
Total risk-adjusted assets	223,709	197,004	183,409	166,911	165,559	171,047	158,364	149,078	157,064	147,672	128,163
Tier 1 capital ratio	9.6%	9.6%	8.9%	9.7%	9.3%	8.7%	8.6%	8.1%	7.4%	6.8%	7.0%
Total capital ratio	11.9	13.1	12.4	12.8	12.7	11.8	12.0	11.2	10.5	10.0	9.4
Common share information											
Shares outstanding (in thousands)											
End of year	1,280,890	1,293,502	1,289,496	1,312,043	1,330,514	1,348,042	1,204,796	1,235,535	1,235,162	1,233,342	1,242,118
Average basic	1,279,956	1,283,433	1,293,465	1,324,159	1,345,143	1,283,031	1,212,777	1,252,316	1,234,648	1,235,624	1,256,484
Average diluted	1,299,785	1,304,680	1,311,016	1,338,032	1,356,241	1,294,432	1,219,730	1,264,610	1,267,253	1,264,103	1,257,247
Dividends per share	$ 1.44	$ 1.18	$ 1.01	$ .86	$ .76	$ .69	$ .57	$ .47	$ .44	$ .38	$ .34
Book value per share	16.52	14.89	13.57	13.37	12.96	11.97	9.55	8.58	7.89	6.98	6.17
Common share price (RY on TSX) –											
High (4)	51.49	43.34	32.95	32.50	29.45	26.63	24.44	21.06	23.05	19.11	11.10
Low (4)	41.29	30.45	29.02	26.63	22.53	20.80	13.63	14.83	14.38	11.00	7.44
Close	49.80	41.67	31.70	31.74	27.21	23.40	24.15	15.86	17.78	18.84	11.08
Price/earnings multiple (5)	12.9	14.4	14.7	13.4	13.3	13.5	10.8	14.2	14.0	12.2	9.0
Dividend yield (6)	3.1%	3.2%	3.3%	2.9%	2.9%	2.9%	3.0%	2.6%	2.4%	2.5%	3.6%
Dividend payout ratio (7)	40	45	47	39	38	39	32	37	32	30	33
Number of											
Employees (8)	60,858	60,012	61,003	60,812	59,549	57,568	49,232	51,891	51,776	48,816	46,205
Automated banking machines	4,232	4,277	4,432	4,469	4,572	4,697	4,517	4,585	4,317	4,248	4,215
Bank branches (9)											
Canada	1,117	1,104	1,098	1,104	1,117	1,125	1,333	1,410	1,422	1,453	1,493
U.S. and International	326	315	317	282	278	283	306	99	106	105	103

(1) Net interest income as a percentage of average assets from continuing operations.
(2) Based on methods intended to approximate the average of the daily balances for the period.
(3) Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada.
(4) Intra-day high and low share prices.
(5) Average of high and low common share price divided by diluted earnings per share.
(6) Dividends per common share divided by the average of high and low share price.
(7) Common dividends as a percentage of net income after preferred dividends.
(8) On a full-time equivalent basis.
(9) Bank branches which provide full or limited banking services dealing directly with clients. Bank branches prior to 2001 are reported on the basis of service delivery units.

Acceptances
A bill of exchange or negotiable instrument drawn by the borrower for payment at maturity and accepted by a bank. The acceptance constitutes a guarantee of payment by the bank and can be traded in the money market. The bank earns a "stamping fee" for providing this guarantee.

Adjusted operating leverage
The difference between revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). Revenue is based on a taxable equivalent basis, excluding VIEs, accounting adjustments related to the new Financial Instruments Standard and Insurance-related revenue, while Non-interest expense excludes Insurance-related expense.

Allowance for credit losses
The amount deemed adequate by management to absorb identified credit losses as well as losses that have been incurred but are not yet identifiable as at the balance sheet date. This allowance is established to cover the lending portfolio including loans, acceptances, guarantees, letters of credit, and unfunded commitments. The allowance is increased by the provision for credit losses, which is charged to income and decreased by the amount of write-offs, net of recoveries in the period.

Assets-to-capital multiple
Total assets plus specified off-balance sheet items, divided by total regulatory capital.

Assets under administration (AUA)
Assets administered by us which are beneficially owned by clients and are therefore not reported on the Consolidated Balance Sheets. Services provided in respect of assets under administration are of an administrative nature, including safekeeping, collecting investment income, settling purchase and sale transactions, and record keeping.

Assets under management (AUM)
Assets managed by us which are beneficially owned by clients and are therefore not reported on the Consolidated Balance Sheets. Services provided in respect of assets under management include the selection of investments and the provision of investment advice. Assets under management may also be administered by the financial institution.

Average balances
Average balances are calculated using methods intended to approximate the average of the daily balances of the period.

Average earning assets
The average carrying value of deposits with banks, securities, assets purchased under reverse repurchase agreements and certain securities borrowed, and loans based on daily balances for the period ending October 31 in each fiscal year.

Basis point (bp)
One one-hundredth of a percentage point (.01%).

Beta
The measure of a security's volatility relative to a market index.

Canadian GAAP
Canadian generally accepted accounting principles.

Capital ratio
The percentage of risk-adjusted assets supported by capital, using the guidelines of the Office of the Superintendent of Financial Institutions Canada based on standards issued by the Bank for International Settlements and Canadian GAAP financial information.

Cash capital position
Quantifies the extent to which illiquid assets are funded by non-core liabilities and represents a formula-based measure of both comparative and directional structural liquidity risk.

Collateral
Assets pledged as security for a loan or other obligation. Collateral can take many forms: cash, highly rated securities, property, inventory, equipment, receivables, etc.

Collateralized Debt Obligation (CDO)
An investment-grade security backed by a pool of bonds, loans and/or any other type of debt instruments.

Commercial clients
Generally, private companies with revenue in excess of $20 million and less than $1 billion. Typically, clients with revenue of less than $100 million are served in Canada by our RBC Canadian Personal and Business segment and in the U.S. by RBC Centura in our RBC U.S. and International Personal and Business segment. Corporate and larger commercial clients with frequent need to access capital markets and more sophisticated financing requirements are served by our RBC Capital Markets segment.

Commitments to extend credit
Credit facilities available to clients either in the form of loans, bankers' acceptances and other on-balance sheet financing, or through off-balance sheet products such as guarantees and letters of credit.

Cost of capital
Management's estimate of its weighted average cost of equity and debt capital.

De novo
A newly opened bank branch, as opposed to a bank branch acquired through an acquisition.

Derivative
A contract between two parties where payments between the parties are dependent upon the movements in price of an underlying asset, index or financial rate. Examples of derivatives include swaps, options, forward rate agreements and futures. The notional amount of the derivative is the contract amount used as a reference point to calculate the payments to be exchanged between the two parties, and the notional amount itself is generally not exchanged by the parties.

Dividend payout ratio
Common dividends as a percentage of net income after preferred share dividends.

Dividend yield
Dividends per common share divided by the average of the high and low share prices in the relevant period.

Documentary and commercial letters of credit
Written undertakings by a bank on behalf of its client (typically an importer), authorizing a third party (for example, an exporter) to draw drafts on the bank up to a stipulated amount under specific terms and conditions. Such undertakings are established for the purpose of facilitating international trade.

Earnings per share (EPS), basic
Net income less preferred share dividends, divided by the average number of shares outstanding.

Earnings per share (EPS), diluted
Net income less preferred share dividends, divided by the average number of shares outstanding, adjusted for the dilutive effects of stock options and other convertible securities.

Economic capital
An estimate of the amount of equity capital required to underpin risks. It is calculated by estimating the level of capital that is necessary to support our various businesses, given their risks, consistent with our desired solvency standard and credit ratings.

Fair value
The amount of consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act.

Guarantees and standby letters of credit
Primarily represent irrevocable assurances that a bank will make payments in the event that its client cannot meet its financial obligations to third parties. Certain other guarantees, such as bid and performance bonds, represent non-financial undertakings.

Hedge
A risk management technique used to insulate financial results from market, interest rate or foreign currency exchange risk (exposure) arising from normal banking operations. The elimination or reduction of such exposure is accomplished by establishing offsetting positions. For example, assets denominated in foreign currencies can be offset with liabilities in the same currencies or through the use of foreign exchange hedging instruments such as futures, options or foreign exchange contracts.

Impaired loans
Loans are classified as impaired when there has been a deterioration of credit quality to the extent that management no longer has reasonable assurance of timely collection of the full amount of principal and interest in accordance with the contractual terms of the loan agreement. Credit card balances are not classified as impaired as they are directly written off after payments are 180 days past due.

Innovative capital instruments
Our innovative capital instruments are transferable trust units issued by the RBC Capital Trust and RBC Capital Trust II special purpose entities. Innovative capital can comprise up to 15% of net Tier 1 capital with an additional 3% eligible for Tier 2B capital.

Mark-to-market
Valuation of financial instruments using prevailing market prices or fair value as of the balance sheet date.

Master netting agreement
An agreement designed to reduce the credit risk of multiple derivative transactions through the creation of a legal right of offset of exposure in the event of a default.

Net interest income
The difference between what is earned on assets such as loans and securities and what is paid on liabilities such as deposits and subordinated debentures.

Net interest margin (average assets)
Net interest income as a percentage of total average assets.

Net interest margin (average earning assets)
Net interest income as a percentage of total average earning assets.

Normal course issuer bid (NCIB)
A repurchase of our own shares for cancellation through a stock exchange; it is subject to the various rules of the relevant exchanges and securities commissions.

Notional amount
The contract amount used as a reference point to calculate payments for derivatives.

Off-balance sheet financial instruments
A variety of products offered to clients, which fall into two broad categories: (i) credit related arrangements, which generally provide clients with liquidity protection, and (ii) derivatives, which are defined on the previous page.

Office of the Superintendent of Financial Institutions Canada (OSFI)
The primary regulator of federally chartered financial institutions and federally administered pension plans in Canada. The OSFI's mission is to safeguard policyholders, depositors and pension plan members from undue loss.

Options
A contract, or a provision of a contract, that gives one party (the option holder) the right, but not the obligation, to perform a specified transaction with another party (the option issuer or option writer) according to specified terms.

Prepaid pension benefit cost
The cumulative excess of amounts contributed to a pension fund over the amounts recorded as pension expense.

Provision for credit losses
The amount charged to income necessary to bring the allowance for credit losses to a level determined appropriate by management. This includes both specific and general provisions.

Qualifying special purposes entities (QSPE)
Legal entities that are demonstrably distinct from the transferor, have limited and specified permitted activities, have defined asset holdings and may only sell or dispose of selected assets in automatic response to specified conditions.

Repurchase agreements
Involve the sale of securities for cash at a near value date and the simultaneous repurchase of the securities for value at a later date.

Return on common equity (ROE)
Net income, less preferred share dividends, expressed as a percentage of average common equity.

Reverse repurchase agreements
Involve the purchase of securities for cash at a near value date and the simultaneous sale of the securities for value at a later date.

Risk
Financial institutions face a number of different risks that expose them to possible losses. These risks include credit risk, market risk, liquidity and funding risk, insurance risk, operational risk, reputation risk, strategic risk, regulatory and legal risk, and competitive, systemic and environmental risk.

Risk-adjusted assets
Used in the calculation of risk-based capital ratios. The face value of assets is discounted using risk-weighting factors in order to reflect a comparable risk per dollar among all types of assets. The risk inherent in off-balance sheet instruments is also recognized, first by determining a credit equivalent amount, and then by applying appropriate risk-weighting factors.

Securities lending
Transactions in which the owner of a security agrees to lend it *under the terms* of a prearranged contract to a borrower for a fee. The borrower must fully collateralize the security loan at all times. An intermediary such as a bank often acts as agent for the owner of the security. There are two types of securities lending arrangements, lending with and without credit or market risk indemnification. In securities lending without indemnification, the intermediary bears no risk of loss. For transactions in which the intermediary provides an indemnification, risk of loss occurs if the borrower defaults and the value of the collateral declines concurrently.

Securities sold short
A transaction in which the seller sells securities and then borrows the securities in order to deliver them to the purchaser upon settlement. At a later date, the seller buys identical securities in the market to replace the borrowed securities.

Securitization
The process by which high-quality financial assets are packaged into newly issued securities backed by these assets.

Special purpose entities (SPEs)
SPEs are entities that are typically organized for a single discrete purpose, have a limited life and serve to legally isolate the financial assets held by the SPE from the selling organization. SPEs are principally used to securitize financial and other assets in order to obtain access to funding, to mitigate credit risk and to manage capital.

Taxable equivalent basis (teb)
A measure that increases Net interest income from certain tax-advantaged sources (in our case, Canadian taxable Corporate dividends) to their tax equivalent value, making it comparable to income from taxable sources. There is an offsetting adjustment in the tax provision, thereby generating the same after-tax net income as reported under GAAP.

Trust capital securities (RBC TruCS)
Transferable trust units issued by RBC Capital Trust or RBC Capital Trust II for the purpose of raising innovative *Tier 1 capital*.

U.S. GAAP
U.S. generally accepted accounting principles.

Value-At-Risk (VAR)
A generally accepted risk-measurement concept that uses statistical models to estimate within a given level of confidence the maximum loss in market value the bank would experience in its trading portfolio from an adverse one-day movement in market rates and prices.

Variable interest entity (VIE)
A variable interest entity is an entity which does not have sufficient equity at risk to finance its activities without additional subordinated financial support or where the holders of the equity at risk lack the characteristics of a controlling financial interest.

Directors

W. Geoffrey Beattie (2001)
Toronto, Ontario
President and Chief Executive Officer
The Woodbridge Company Limited
Deputy Chairman
The Thomson Corporation

George A. Cohon, O.C., O.Ont. (1988)
Toronto, Ontario
Founder
McDonald's Restaurants of Canada Limited

Douglas T. Elix, A.O. (2000)
Ridgefield, Connecticut
Senior Vice-President and Group Executive
Sales & Distribution
IBM Corporation

John T. Ferguson, F.C.A. (1990)
Edmonton, Alberta
Chairman of the Board
Princeton Developments Ltd.

The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C. (1991)
Quebec, Quebec
Senior Partner
Desjardins Ducharme L.L.P.
ATTORNEYS

Timothy J. Hearn (2006)
Calgary, Alberta
Chairman, President and Chief Executive Officer
Imperial Oil Limited

Alice D. Laberge (2005)
Vancouver, British Columbia
Company Director

Jacques Lamarre, O.C. (2003)
Outremont, Quebec
President and Chief Executive Officer
SNC-Lavalin Group Inc.

Brandt C. Louie, F.C.A. (2001)
West Vancouver, British Columbia
President and Chief Executive Officer
H.Y. Louie Co. Limited
Chairman and Chief Executive Officer
London Drugs Limited

Michael H. McCain (2005)
Toronto, Ontario
President and Chief Executive Officer
Maple Leaf Foods Inc.

Gordon M. Nixon (2001)
Toronto, Ontario
President and Chief Executive Officer
Royal Bank of Canada

David P. O'Brien (1996)
Calgary, Alberta
Chairman of the Board
Royal Bank of Canada
Chairman of the Board
EnCana Corporation

Robert B. Peterson (1992)
Toronto, Ontario
Company Director

J. Pedro Reinhard (2000)
Key Biscayne, Florida
Company Director

Cecil W. Sewell, Jr. (2001)
Stuart, Florida
Chairman
RBC Centura Banks, Inc.

Kathleen P. Taylor (2001)
Toronto, Ontario
President, Worldwide Business Operations
Four Seasons Hotels Inc.

Victor L. Young, O.C. (1991)
St. John's, Newfoundland and Labrador
Company Director

The date appearing after the name of each director indicates the year in which the individual became a director.

Group executive

Peter Armenio
Group Head, RBC U.S. and International Personal and Business

Elisabetta Bigsby
Group Head, Human Resources and Transformation

Martin J. Lippert
Group Head, Global Technology and Operations

Gordon M. Nixon
President and Chief Executive Officer

Barbara G. Stymiest
Chief Operating Officer

W. James Westlake
Group Head, RBC Canadian Personal and Business

Charles M. Winograd
Group Head, RBC Capital Markets

Principal subsidiaries

Principal subsidiaries (1)	Principal office address (2)	Carrying value of voting shares owned by the bank (3)
Royal Bank Mortgage Corporation (4)	Montreal, Quebec, Canada	$ 1,104
Royal Mutual Funds Inc.	Toronto, Ontario, Canada	8
RBC Capital Trust	Toronto, Ontario, Canada	1,052
RBC Dominion Securities Limited (4)	Toronto, Ontario, Canada	2,114
RBC Dominion Securities Inc.	Toronto, Ontario, Canada	
RBC Investment Services (Asia) Limited	Hong Kong, China	
RBC Sec Australia Pty Limited	Sydney, Australia	
Royal Bank Holding Inc.	Toronto, Ontario, Canada	16,414
Royal Trust Corporation of Canada	Toronto, Ontario, Canada	
The Royal Trust Company	Montreal, Quebec, Canada	
RBC Insurance Holding Inc.	Mississauga, Ontario, Canada	
RBC General Insurance Company	Mississauga, Ontario, Canada	
RBC Life Insurance Company	Mississauga, Ontario, Canada	
RBC Travel Insurance Company	Mississauga, Ontario, Canada	
RBC Direct Investing Inc.	Toronto, Ontario, Canada	
RBC Asset Management Inc.	Toronto, Ontario, Canada	
RBC Private Counsel Inc.	Toronto, Ontario, Canada	
R.B.C. Holdings (Bahamas) Limited	Nassau, Bahamas	
RBC Caribbean Investment Limited	George Town, Grand Cayman	
Royal Bank of Canada Insurance Company Limited	St. Michael, Barbados	
Finance Corporation of Bahamas Limited	Nassau, Bahamas	
Royal Bank of Canada Trust Company (Bahamas) Limited	Nassau, Bahamas	
Investment Holdings (Cayman) Limited	George Town, Grand Cayman	
RBC (Barbados) Funding Ltd.	St. Michael, Barbados	
Royal Bank of Canada (Caribbean) Corporation	St. Michael, Barbados	
RBC Capital Markets Arbitrage SA	Luxembourg	
RBC Holdings (USA) Inc. (2)	New York, New York, U.S.	
RBC USA Holdco Corporation (2)	New York, New York, U.S.	
RBC Dain Rauscher Corp. (2)	Minneapolis, Minnesota, U.S.	
RBC Dain Rauscher Inc.	Minneapolis, Minnesota, U.S.	
RBC Capital Markets Corporation	New York, New York, U.S.	
RBC Holdings (Delaware) Inc. (5)	Wilmington, Delaware, U.S.	
Prism Financial Corporation (5)	Dover, Delaware, U.S.	
RBC Trust Company (Delaware) Limited	Wilmington, Delaware, U.S.	
RBC Insurance Holding (USA) Inc.	Wilmington, Delaware, U.S.	
Liberty Life Insurance Company	Greenvillle, South Carolina, U.S.	
Royal Bank of Canada (Asia) Limited	Singapore, Singapore	
RBC Centura Banks, Inc. (5)	Rocky Mount, North Carolina, U.S.	3,805
RBC Centura Bank	Rocky Mount, North Carolina, U.S.	
Royal Bank of Canada Financial Corporation	St. Michael, Barbados	3
RBC Finance B.V.	Amsterdam, Netherlands	2,541
Royal Bank of Canada Holdings (U.K.) Limited	London, England	
Royal Bank of Canada Europe Limited	London, England	
Royal Bank of Canada Investment Management (U.K.) Limited	London, England	
Royal Bank of Canada Trust Corporation Limited	London, England	
RBC Asset Management UK Limited	London, England	
RBC Holdings (Channel Islands) Limited	Guernsey, Channel Islands	
RBC Trustees (Guernsey) Limited	Guernsey, Channel Islands	
Royal Bank of Canada (Channel Islands) Limited	Guernsey, Channel Islands	
Royal Bank of Canada Trustees (Jersey) Limited	Jersey, Channel Islands	
Royal Bank of Canada Investment Management (Guernsey) Limited	Guernsey, Channel Islands	
Royal Bank of Canada Fund Services (Jersey) Limited	Jersey, Channel Islands	
Royal Bank of Canada Offshore Fund Managers Limited	Guernsey, Channel Islands	
Royal Bank of Canada Trust Company (Asia) Limited	Hong Kong, China	
Royal Bank of Canada Trust Company (Cayman) Limited	George Town, Grand Cayman	
Royal Bank of Canada Trust Company (International) Limited	Jersey, Channel Islands	
Regent Capital Trust Corporation Limited	Jersey, Channel Islands	
RBC Regent Fund Managers Limited	Jersey, Channel Islands	
Royal Bank of Canada Trustees Limited	Jersey, Channel Islands	
Royal Bank of Canada Trust Company (Jersey) Limited	Jersey, Channel Islands	
Abacus Financial Services Group Limited	Jersey, Channel Islands	
RBC Reinsurance (Ireland) Limited	Dublin, Ireland	
Royal Bank of Canada (Suisse)	Geneva, Switzerland	
Roycan Trust Company S.A.	Geneva, Switzerland	
RBC Investment Management (Asia) Limited	Hong Kong, China	9
RBC Capital Markets (Japan) Limited	St. Michael, Barbados	13

(1) The bank owns 100% of the voting shares of each subsidiary except Finance Corporation of Bahamas Limited (75%).
(2) Each subsidiary is incorporated under the laws of the state or country in which the principal office is situated, except for RBC Holdings (USA) Inc., RBC USA Holdco Corporation and RBC Dain Rauscher Corp. which are incorporated under the laws of the state of Delaware, U.S.
(3) The carrying value (in millions of dollars) of voting shares is stated as the bank's equity in such investments.
(4) The subsidiaries have outstanding non-voting shares of which the bank, directly or indirectly, owns 100%.
(5) RBC Holdings (Delaware) Inc. owns 3.70% and Prism Financial Corporation owns 6.25% of RBC Centura Banks, Inc.

Corporate headquarters
Street address:
Royal Bank of Canada
200 Bay Street
Toronto, Ontario, Canada
Tel: (416) 974-5151
Fax: (416) 955-7800

Mailing address:
P.O. Box 1
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5

website:
rbc.com

Transfer Agent and Registrar

Main Agent
Computershare Trust Company of Canada

Street address:
1500 University Street
Suite 700
Montreal, Quebec
Canada H3A 3S8
Tel: (514) 982-7555, or
1-866-586-7635
Fax: (514) 982-7635

website:
computershare.com

Co-Transfer Agent (U.S.)
The Bank of New York
101 Barclay Street
New York, New York
U.S. 10286

Co-Transfer Agent (United Kingdom)
Computershare Services PLC
Securities Services – Registrars
P.O. Box No. 82, The Pavilions,
Bridgwater Road, Bristol
BS99 7NH England

Stock exchange listings
(Symbol: RY)

Common shares are listed on:
Canada
Toronto Stock Exchange (TSX)
U.S.
New York Stock Exchange (NYSE)
Switzerland
Swiss Exchange (SWX)

All preferred shares are listed on the Toronto Stock Exchange.

Valuation Day price
For capital gains purposes, the Valuation Day (December 22, 1971) cost base for our common shares is $7.38 per share. This amount has been adjusted to reflect the two-for-one share split of March 1981 and the two-for-one share split of February 1990. The one-for-one share dividend paid in October 2000 and April 2006 did not affect the Valuation Day value for our common shares.

Shareholder contact
For information about stock transfers, address changes, dividends, lost stock certificates, tax forms, estate transfers, contact: Computershare Trust Company of Canada
100 University Ave., 9th Floor
Toronto, Ontario M5J 2Y1
Tel: (514) 982-7555 or
1-866-586-7635

For other shareholder inquiries, contact: Shareholder Services
Royal Bank of Canada
123 Front Street West
6th Floor
Toronto, Ontario
Canada M5J 2M2
Tel: (416) 955-7806
or visit our website at
rbc.com/investorrelations

2007 quarterly earnings release dates

First quarter	March 2
Second quarter	May 25
Third quarter	August 24
Fourth quarter	November 30

Direct deposit service
Shareholders in Canada and the U.S. may have their dividends deposited by electronic funds transfer. To arrange for this service, please contact Computershare Trust Company of Canada at their mailing address.

Dividend Reinvestment Plan
Our Dividend Reinvestment Plan provides our registered common shareholders residing in Canada and the United States with the means to purchase additional common shares through the automatic reinvestment of their cash dividends.

For more information on participation in the Dividend Reinvestment Plan, please contact our Plan Agent:

Computershare Trust Company of Canada
Attn: Dividend Reinvestment Dept.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Tel: 1-866-586-7635 (Canada and U.S.) or (514) 982-7555
Fax: (416) 263-9394 or
1-888-453-0330
e-mail:
service@computershare.com

Institutional investors, brokers and security analysts
For financial information inquiries, contact:
Investor Relations
Royal Bank of Canada
123 Front Street West
6th Floor
Toronto, Ontario
Canada M5J 2M2
Tel: (416) 955-7803
Fax: (416) 955-7800

Common share repurchases
We are engaged in a normal course issuer bid through the facilities of the Toronto Stock Exchange. During the one-year period commencing November 1, 2006, we may repurchase up to 40 million shares in the open market at market prices. We determine the amount and timing of the purchases.

A copy of our Notice of Intention to file a normal course issuer bid may be obtained, without charge, by contacting the Secretary of the bank at our Toronto mailing address.

2007 Annual Meeting
The Annual Meeting of Common Shareholders will be held at 9:00 a.m. (EST) on Friday, March 2, 2007 at the Metro Toronto Convention Centre, North Building, 255 Front Street West, Toronto Ontario, Canada

Dividend dates for 2007
Subject to approval by the Board of Directors

	Record dates	Payment dates
Common and preferred shares series N, W, AA, AB and AC	January 25	February 23
	April 25	May 24
	July 26	August 24
	October 25	November 23

Credit ratings

(as at November 29, 2006)	Short-term debt	Senior long-term debt
Moody's Investors Service	P-1	Aa2
Standard & Poor's	A-1+	AA
Fitch Ratings	F1+	AA
Dominion Bond Rating Service	R-1(high)	AA

La Banque Royale publie aussi son Rapport annuel en français.

Legal Deposit, fourth quarter, 2006
Bibliothèque nationale du Québec

Printed in Canada
This annual report is printed on acid-free paper and the entire book is recyclable.

Information contained in or otherwise accessible through the websites mentioned in this annual report does not form a part of this annual report. All references in this annual report to websites are inactive textual references and are for your information only.

RBC®

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